Filed Pursuant to Rule 424(b)(4)
Registration No. 333-134714
Registration No. 333-135062
Focus Media Holding Limited
6,700,000 American Depositary Shares
Representing
67,000,000 Ordinary Shares

       Focus Media Holding Limited, or Focus Media, is offering 1,000,000 American depositary shares, or ADSs, and the selling shareholders identified in this prospectus are offering an additional 5,700,000 ADSs. Each ADS represents ten ordinary shares, par value $0.00005 per share of Focus Media. The ADSs are evidenced by American depositary receipts, or ADRs. We will not receive any proceeds from the ADSs sold by the selling shareholders.
       Our ADSs are quoted on the Nasdaq National Market under the symbol “FMCN.” On June 15, 2006, the last sale price for our ADSs as reported on the Nasdaq National Market was US$54.50 per ADS.
       See “Risk Factors” beginning on page 18 to read about risks you should consider before buying the ADSs.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price	$54.00	$361,800,000
Underwriting discount	$1.62	$10,854,000
Proceeds, before expenses, to Focus Media	$52.38	$52,380,000
Proceeds, before expenses, to the selling shareholders	$52.38	$298,566,000
       To the extent the underwriters sell more than 6,700,000 ADSs, the underwriters have an option to purchase up to an additional 1,000,000 ADSs from us and Jason Nanchun Jiang, our chairman and chief executive officer, at the public offering price less the underwriting discount.

       The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in U.S. dollars in New York, New York on June 21, 2006.
Joint Global Coordinators

Credit Suisse	Goldman Sachs (Asia) L.L.C.
Joint Bookrunners

Credit Suisse	Goldman Sachs (Asia) L.L.C.

Merrill Lynch & Co.	Citigroup
Co-Managers

Lehman Brothers	Piper Jaffray

Prospectus dated June 16, 2006.

PROSPECTUS SUMMARY
       The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors”, before deciding whether to buy our ADSs.
       As used in this prospectus, references “Focus Media”, “we”, “us” and “our” are to Focus Media Holding Limited and its consolidated subsidiaries and affiliates. References to “Framedia” are to Infoachieve Limited and its consolidated subsidiary and affiliates, including Shenzhen E-Times Advertising Co., Ltd., or E-Times Advertising, and its affiliates. References to Target Media are to Target Media Holdings Limited and its consolidated subsidiaries and affiliates. References to “Focus Media Wireless” are to Dotad Holdings Limited and its consolidated subsidiary and affiliate.
Our Business
       We operate the largest out-of-home advertising network in China using audiovisual television displays, based on the number of locations and number of flat-panel television displays in our network. It is our goal to create the largest multi-platform out-of-home advertising network in China, reaching urban consumers at strategic locations over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode, or LED, digital billboard and mobile handset advertising networks. To date, our out-of-home advertising network consists of the following:

•	our commercial location network, which refers to our network of flat-panel television displays placed in high-traffic areas of commercial buildings, such as in lobbies and near elevators, as well as in beauty parlors, karaoke parlors, golf country clubs, auto shops, banks, pharmacies, hotels, airports, airport shuttle buses and in-air flights. Our commercial location network is also marketed to advertisers as six separate channels targeting different types of consumers: our premier A and B office building channels, our travel channel, our fashion channel, our elite channel and our healthcare channel;

•	our in-store network, which refers to our network of flat-panel television displays placed in specific product areas such as the personal care and food and beverage sections and other store locations with high-traffic concentration such as the main aisles and check-out lines in large-scale chain retail stores, which are referred to in China as hypermarkets, as well as inside selected supermarkets and convenience stores;

•	our poster frame network, which refers to our network of advertising poster frames placed mainly in the elevators and public areas of residential complexes which we market under the brand name Framedia;

•	our mobile handset advertising network, which refers to our wireless access protocol-, or WAP-, based mobile handset advertising services offered on the mobile telecommunications networks of China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom; and

•	our outdoor LED network, which refers to our network of leased 5’ x 5’ LED digital billboards installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai.
       We derive revenue principally by:

•	selling advertising time slots on our commercial location, in-store and outdoor LED networks, which we refer to collectively as our out-of-home television networks;

•	by selling frame space on our poster frame network; and

•	by selling advertisements on our mobile handset advertising network.
       A majority of the content displayed on our commercial location and in-store networks consists of advertisements which are broadcast repeatedly approximately 60 times per day in twelve minute cycles. Some of our regional distributors use a nine-minute cycle. Advertisements on our outdoor LED network are broadcast repeatedly using a six-minute cycle. Our poster frame network consists of advertising poster frames placed in elevators and public areas in residential complexes and commercial locations. For advertising poster frames placed in elevators, generally two or three advertising poster frames can be placed in each elevator. Advertisements on our mobile phone advertising network are WAP-based advertisements that are sent to mobile phone users over China Mobile and China Unicom’s networks.
       Our flat-panel displays are primarily placed in venues that have a high concentration of consumers with higher-than-average disposable incomes or that have a high concentration of consumers who are likely to be interested in particular types of products and services. Accordingly, our network provides a targeted and cost-effective way for advertising clients to reach segmented consumer groups with attractive demographic characteristics. Due to the captive and low distraction nature of the locations where we place our displays, we believe our commercial location network produces higher consumer recall rates of advertisements than traditional television advertisements.
       As of March 31, 2006, approximately 1,800 advertisers purchased advertising time slots on our out-of-home television advertising networks. Our five largest advertising clients in terms of revenue, which include leading international and domestic brand name advertisers, were Dong Feng Auto (including joint venture brands with Toyota and Peugeot), China Mobile, Samsung, NEC and Motorola, which together accounted for approximately 18.4% of our revenue in 2005. In addition, over 340 advertisers have bought frame space from Framedia since 1999.
       Since we commenced our current business operations in May 2003, we have experienced significant growth in our network and in our financial results. As of March 31, 2006, we operated our commercial location network directly in a total of 50 cities throughout China, comprising (i) Beijing, Shanghai, Guangzhou and Shenzhen, which we refer to as our Tier I cities, and (ii) 46 other directly operated cities. As of March 31, 2006, we covered an additional 36 cities through contractual arrangements with regional distributors that, together with the other 46 directly operated cities, we refer to as our Tier II cities. Between January 1, 2005 and March 31, 2006, the number of displays in our commercial location network increased from 15,415 to 71,230. As of March 31, 2006, our commercial location network operated by our regional distributors consisted of approximately 3,780 flat-panel displays. We commenced commercial operations of our in-store network in April 2005. As of March 31, 2006, our in-store network consisted of 33,765 flat-panel displays placed in 5,218 store locations in our directly operated cities, including 809 hypermarkets, 1,126 supermarkets and 3,283 convenience stores. As of March 31, 2006, we had installed over 74,000 advertising poster frames in our poster frame network primarily in six cities throughout China, including our Tier I cities. As of April 2006, our outdoor LED network consisted of approximately 75 leased 5’ x 5’ digital billboards placed along curbsides in high-pedestrian traffic areas in Shanghai. As of May 2006, our mobile handset advertising network consisted of a WAP-based advertising platform that delivers approximately eight million messages per day to mobile phone users with WAP capability in China.
       For the three months ended March 31, 2006, we recorded total revenues of $33.1 million, income from operations of $9.1 million and net income of $9.4 million as compared to total revenues of $9.6 million, income from operations of $2.9 million and net income of $2.6 million for the three months ended March 31, 2005. In 2005, we recorded total revenues of $68.2 million, income from operations of $22.8 million and net income of $23.5 million as compared to total revenues of $29.2 million, income from operations of $13.0 million and net income of $372,752 in 2004. Our net income of $372,752 in 2004 reflects a one-time non-cash charge of $11.7 million for a change in fair value of derivative liability associated with our Series B convertible redeemable preference shares.

We have not incurred, and we will not incur, any such charges from January 1, 2005 as the redemption feature of our Series B convertible redeemable preference shares was removed prior to December 31, 2004.
Our Strategies, Risks and Uncertainties
       Our objective is to become the leading multi-platform advertising media brand in China’s advertising industry. We intend to achieve this objective by implementing the following strategies:

•	Enhance our market position and revenues by expanding our networks;

•	Identify and create new networks and advertising channels that target specific consumer demographics and expand network capacity;

•	Promote our brand name and augment our service offerings to attract a wider client base and increase revenues; and

•	Continue to explore new digital media opportunities to target segmented consumer groups.
       See “Business — Strategies” for additional details on our strategies.
       Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including the following:

•	our ability to successfully integrate and manage our recently acquired entities and businesses and our new outdoor LED network into our existing business;

•	our limited operating history for our current operations and the short history of the out-of-home television advertising sector that make it difficult for you to evaluate the viability and prospects of our business;

•	competition from present and future competitors in China’s growing advertising market, particularly large multi-national advertisers that may now more readily compete in China;

•	our limited ability to control and oversee the everyday business activities or regulatory compliance of our regional distributors; and

•	the possibility that the PRC government could determine that our operating structure does not comply with PRC government restrictions on foreign investment in the advertising industry, which could potentially subject us to severe penalties.
       See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks.
Our Corporate History and Structure
       We were incorporated on April 11, 2003 as an international business company formed under the laws of the British Virgin Islands, and changed our corporate domicile to the Cayman Islands on April 1, 2005. Our ADSs representing our ordinary shares have been quoted on the Nasdaq National Market Inc. since our initial public offering on July 13, 2005. Due to PRC government restrictions that apply to foreign investment in China’s advertising industry, our advertising business is currently conducted through contractual arrangements among us, our subsidiaries and our consolidated affiliated entities in China, principally Shanghai Focus Media Advertisement Co., Ltd, or Focus Media Advertisement, and its subsidiaries. Focus Media Advertisement, several of its subsidiaries and Shanghai New Focus Media Advertisement Co., Ltd., or New Focus Media Advertisement, Shanghai New Structure Advertisement Co., Ltd., or New Structure Advertisement, Shanghai Framedia Advertisement Development Co., Ltd., or Framedia Advertisement, Guangdong Shiji Shenghuo Advertisement Co., Ltd., or Guangdong Framedia, and Beijing Focus Media Wireless Co., Ltd., or Focus Media Wireless, hold the requisite licenses to provide advertising services in China. Except for

New Focus Media Advertisement, which is our indirect subsidiary, we refer to these companies collectively as our PRC operating affiliates. These contractual arrangements enable us to:

•	exercise effective control over our PRC operating affiliates and their respective subsidiaries;

•	receive a substantial portion of the economic benefits from our PRC operating affiliates and their respective subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests in our PRC operating affiliates and all or part of the equity interests in Focus Media Advertisement’s subsidiaries, as well as all or part of the assets of Focus Media Advertisement, in each case when and to the extent permitted by PRC law.
       See “Our Corporate Structure” and “Related Party Transactions” for further information on our contractual arrangements with these parties.
Recent Developments
       Follow-on Public Offering. On February 2, 2006, we and certain of our shareholders completed a follow-on public offering, which involved the sale by us and some of our shareholders of a total of 7,415,389 of our ADSs, representing 74,153,890 of our ordinary shares at a public offering price of $43.50 per ADS, including an additional 627,560 ADSs representing 6,275,600 ordinary shares at the public offering price pursuant to the underwriters’ exercise of their over-allotment option.
       Recent Acquisitions. On January 1, 2006, we acquired Infoachieve Limited, or Infoachieve, its subsidiary Shanghai Framedia Investment Consulting Co., Ltd., or Framedia Investment, and its affiliated PRC entities including Framedia Advertisement, Guangdong Framedia and New Structure Advertisement. Under the terms of the transaction we acquired a 100% equity stake in Infoachieve from Total Team Investments Limited, or Total Team, the BVI entity through which Infoachieve’s shareholders held their respective interests in Infoachieve, for $39.6 million in cash and 22,157,003 of our ordinary shares, subject to an earnout payment and other adjustments. Framedia owns and operates an out-of-home poster frame advertising network placed in residential complexes in China. Framedia installs and deploys advertising poster frames mainly inside elevators and public areas of residential complexes in major cities in China and sells advertising frame space to advertising clients. Details of Framedia’s corporate structure, business operations and our acquisition of Framedia are set forth in “Our Corporate Structure”, “Business  — Our Advertising Network”, “Our Recent Significant Acquisitions — Framedia” and “Related Party Transactions”.
       In January 2006, for an aggregate purchase price of $5.0 million, we acquired Shenzhen E-Times Advertising Co., Ltd., or E-Times Advertising, and Skyvantage Group Limited, or Skyvantage, which we collectively refer to as E-Times and which operate a local out-of-home poster frame advertising network placed in commercial and residential buildings in China. E-Times’ network is now a part of our poster frame network, marketed under the brand name “Framedia”.
       On February 28, 2006, we acquired the business of Target Media Holdings Limited, or Target Media Holdings, its subsidiary Target Media Multi-Media Technology (Shanghai) Co., Ltd., or Target Multi-Media, and its affiliated PRC entity Shanghai Target Media Co., Ltd., or Shanghai Target Media, by purchasing 100% of the equity interests of Target Media Holdings from its then existing shareholders for $94 million in cash and 77.0 million of our ordinary shares, subject to a working capital adjustment. Target Media owned and operated a network of flat-panel displays placed in commercial buildings, hotels, banks, residential buildings, convenience stores and other locations similar to our commercial location network. Other than holding their existing contracts, the original Target Media entities no longer conduct any operations and we have integrated their former network directly into our existing commercial location and in-store networks. Additional details of Target

Media’s business, operations and our acquisition of Target Media are set forth in “Our Recent Significant Acquisitions — Target Media”.
       In March 2006, we acquired Dotad Media Holdings Limited, or Dotad Holdings, and its consolidated affiliated subsidiary and affiliate, which operate a WAP-based advertisement delivery platform in China through China Mobile and China Unicom’s mobile networks. Under the terms of the transaction, we acquired 100% of the equity of Dotad Holdings for a purchase price of $15.0 million in cash and up to 3.0 million Focus Media ordinary shares. Following our acquisition of Dotad, we rebranded the company as Focus Media Wireless.
OUR OFFICES
       Our principal executive offices are located at 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, China, and our telephone number is (86-21) 3212-4661. Our website address is http://www.focusmedia.cn. The information on our website does not form part of this prospectus.
CONVENTIONS THAT APPLY TO THIS PROSPECTUS
       This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in New York, New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of March 31, 2006, which was RMB 8.0167 to $1.00. We make no representation that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On June 15, 2006, the noon buying rate was RMB 7.9990 to $1.00.
       Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to 1,000,000 additional ADSs representing 10,000,000 ordinary shares; and

•	all share splits, so that share number, per share price and par value data is presented as if the share splits had occurred from our inception.

The Offering
       The following assumes that the underwriters do not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering price	$54.00 per ADS

ADSs offered by Focus Media	1,000,000 ADSs

ADSs offered by the selling shareholders	5,700,000 ADSs

ADSs outstanding after this offering	28,765,452 ADSs

Ordinary shares outstanding after this offering	522,766,773 ordinary shares

ADS to ordinary share ratio	1:10

Nasdaq National Market symbol	“FMCN”

The ADSs	Each ADS represents ten ordinary shares, par value $0.00005 per share. The ADSs will be evidenced by American depositary receipts, or ADRs. The depositary will be the holder of the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement. Although we do not expect to pay dividends in the foreseeable future, in the event we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after converting the funds received into U.S. dollars and deducting its fees and expenses. You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges. We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended. You should carefully read the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of our ADSs. You should also read the deposit agreement, which is incorporated by reference as an exhibit to the registration statement on Form F-6 filed in connection with our initial public offering (File No. 333-126011).

Lock-up Agreements	We and the selling shareholders have agreed with the underwriters that we will not, without the prior consent of Credit Suisse Securities (USA) LLC and Goldman Sachs (Asia) L.L.C., for a period of 90 days following the date of this prospectus: (1) offer, sell, contract to sell, pledge, grant any option to purchase, make any share sale or otherwise dispose of any of the ADSs or our ordinary shares or any securities that are convertible into or exercisable or exchangeable for the ADSs or our ordinary shares; or (2) enter into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares subject to certain exceptions. The restrictions above do not apply, among other items, to the ADSs to be sold in this offering and the ordinary shares underlying such ADSs. See “Shares Eligible for Future Sale” and “Underwriting”.

Depositary	Citibank, N.A.

Option to purchase additional ADSs
We and Jason Nanchun Jiang, our chairman and chief executive officer, have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 1,000,000 ADSs consisting of up to 600,000 ADSs to be sold by us and up to 400,000 ADSs to be sold by Mr. Jiang. We will receive no proceeds from the ADSs sold by Mr. Jiang if the underwriters exercise their over-allotment option. The underwriters may exercise their over-allotment option in full, in part or not at all. See “Underwriting”.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on June 21, 2006. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Use of proceeds	Our net proceeds from this offering are expected to be approximately $50.8 million, or approximately $82.2 million if the underwriters exercise their over-allotment option in full. We anticipate using approximately $24.0 million of the net proceeds of this offering to fund a portion of the cash consideration in connection with the acquisition of Target Media and $20.0 million in connection with capital expenditures to expand our network. We may use any remaining amounts for our future strategic acquisitions and general corporate purposes. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before deciding to invest in our ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
       The following summary consolidated financial information has been derived from our consolidated financial statements. Our consolidated financial statements are prepared by including the financial statements of Focus Media Advertisement, formerly Aiqi Advertising, through May 2003 and our consolidated financial statements, which include the consolidation of Focus Media Advertisement and Shanghai Perfect Media as variable interest entities, thereafter, and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our statements of operations for 2003, 2004 and 2005 and our balance sheets as of December 31, 2003, 2004 and 2005 have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those financial statements is included elsewhere in this prospectus. Our statement of operations for each of the three months ended March 31, 2005 and 2006 and balance sheet data as of March 31, 2005 and 2006 has been derived from our unaudited consolidated financial data which has been included elsewhere in this prospectus.
       Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period. The summary consolidated financial information for the periods and as of the dates indicated should be read in conjunction with those statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
       Prior to May 2003, we were an advertising agency, the operations and services of which differ markedly from our current business. As an advertising agency, we assisted media companies in selling their advertising time or space to companies seeking to advertise in exchange for a commission. In May 2003, we ceased acting as an advertising agency and commenced our current business as an operator of an out-of-home advertising network, consisting first of our commercial location network. In April 2005, we commenced commercial operations of our in-store network and through our acquisition of Framedia, we commenced operation of our poster frame network on January 1, 2006. In February 2006, we acquired Target Media and in March 2006, we acquired Focus Media Wireless.

				For the
	For the year ended			three months
	December 31,			ended March 31,

	2003	2004	2005	2005	2006

	(in thousands of U.S. dollars)
Consolidated Statements of Operations Data:
Net revenues:
Commercial location network(1)	$3,369	$26,321	$61,435	$9,432	$21,472
In-store network(1)	—	—	5,469	—	5,293
Poster frame network(1)	—	—	—	—	6,067

Advertising service revenue(1)	3,369	26,321	66,904	$9,432	$32,832

Advertising equipment revenue	389	2,889	1,325	142	304

Total net revenues	3,758	29,210	68,229	$9,574	$33,136

Cost of revenues:
Commercial location network	1,566	6,746	17,943	2,903	8,035
In-store network	—	—	7,423	286	3,973
Poster frame network	—	—	—	—	2,397

Advertising service cost	1,566	6,746	25,366	3,189	14,405

Advertising equipment cost	275	1,934	976	71	232

Total cost of revenues	1,841	8,680	26,342	3,260	14,637

Gross profit	1,917	20,530	41,887	6,314	18,499
Operating expenses:
General and administrative	985	3,986	9,120	1,881	4,395
Selling and marketing	407	3,454	9,544	1,492	4,057
Amortization of acquired intangibles	—	77	437	67	999
Goodwill impairment loss	—	58	—	—	—

Total operating expenses	1,392	7,577	19,101	3,440	9,451

Income from operations	525	12,953	22,786	2,874	9,048
Interest income	1	10	1,762	11	916
Other income (expense), net	(9)	(4)	(161)	5	46
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	—	(11,692)	—	—	—

Income before income taxes and minority interest	517	1,267	24,387	2,890	10,010
Total income taxes	482	908	694	248	617
Minority interest	(8)	(13)	145	0	(40)
Equity loss of affiliates	(18)	—	—	—	—

Net income	$25	$372	$23,548	$2,642	$9,433

				For the three months ended
	For the year ended December 31,			March 31,

	2003	2004	2005	2005	2006

	(in thousands of U.S. dollars, except share and per share data)
Earnings per share data:
Deemed dividend on Series A convertible redeemable preference shares(2)	—	(8,308)	—	—	—
Deemed dividend on Series B convertible redeemable preference shares(2)	—	(2,191)	—	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares(2)	—	(13,356)	—	—	—
Premium of Series B convertible redeemable preference shares	—	12,906	—	—	—
Income (loss) attributable to holders of ordinary shares	$25	$(10,577)	$23,548	$2,642	$9,433
Income (loss) per share — basic	$0.00	$(0.07)	$0.09	$0.02	$0.02
Income (loss) per share — diluted	$0.00	$(0.07)	$0.06	$0.01	$0.02
Shares used in calculating basic income per share	144,657,600	160,998,600	252,128,545	142,464,600	438,232,094
Shares used in calculating diluted income per share	144,657,600	160,998,600	365,938,094	315,212,608	465,895,318

	As of December 31,			As of March 31,

	2003	2004	2005	2006

	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$716	$22,669	$36,653	$41,863
Other current assets(3)	1,902	12,713	104,988	83,440
Non-current assets(4)	2,688	21,033	70,713	523,442
Total assets	5,306	56,415	212,354	648,745
Total current liabilities	4,119	8,634	20,694	92,402
Minority interest	4	81	245	460
Mezzanine equity	—	53,273	—	—
Total shareholders’ equity (deficiency)	$1,183	$(5,573)	$191,415	$555,883

	As of December 31,			As of March 31,

	2003	2004	2005	2006

Selected Operating Data:
Number of displays in our commercial location network:
Our direct cities	827	12,786	45,049	71,230
Our regional distributors(5)	201	2,629	3,177	3,779
Total	1,028	15,415	48,226	75,009
Number of displays in our in-store network	—	—	27,849	33,765
Number of stores in our in-store network	—	—	4,130	5,218
Number of installed frames in our poster frame network(6)	—	—	—	74,353

	For and as of the three months ended

	March 31,	June 30,	September 30,	December 31,	March 31,
	2005	2005	2005	2005	2006

Commercial Location Network(7):
Number of time slots available for sale(8)	6,010	6,737	8,346	9,028	10,717
Number of time slots sold(9)	1,998	3,057	4,240	4,648	3,904
Average utilization rate(10)	33.2%	45.4%	50.8%	51.5%	36.4%
Average quarterly advertising service revenue per time slot sold (US$)	$4,721	$4,573	$4,077	$4,461	$4,882
In-store Network(11):
Number of time slots available for sale(8)	—	—	—	—	245,314
Number of time slots sold(9)	—	—	—	—	76,498
Average utilization rate(10)	—	—	—	—	31.2%
Average quarterly advertising service revenue per time slot sold (US$)	—	—	—	—	$69
Poster Frame Network(12):
Number of frame slots available for sale(13)	—	—	—	—	208,659
Number of frame slots sold(14)	—	—	—	—	90,262
Occupancy rate(15)	—	—	—	—	43.3%
Average advertising service revenue per frame slot (US$) (ASP)	—	—	—	—	$67

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our commercial location network amounted to $311,770, $2,788,233, $5,991,497, $936,405 and $2,081,512 in 2003, 2004 and 2005 and for the three months ended March 31, 2005 and 2006, respectively. Business tax on advertising service revenue for our in-store network amounted to $524,271, $nil and $524,357 in 2005 and for the three months ended March 31, 2005 and 2006. Business tax on advertising service revenue for our poster frame network amounted to $590,967 for the three months ended March 31, 2006. Business tax includes business tax of 5.55% and cultural industries tax of 4.0% of our gross advertising service revenue.

(2)	We are no longer required to record deemed dividends prospectively following conversion at the closing of our initial public offering of our Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares into ordinary shares.

(3)	Other current assets is equal to total current assets less cash and cash equivalents.

(4)	Non-current assets is equal to total assets less total current assets.

(5)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate or exact.

(6)	Number of installed frames includes frames we currently market and frames that have been installed, for instance, in buildings that are still under construction and which we have not yet begun to market.

(7)	Starting January 1, 2006, time slot data presented for our commercial location network includes only data related to our premier office building A channel. For the three months ended March 31, 2006, advertising services revenues from our premier office building A channel accounted for 91.2% of advertising service revenue for our commercial location network.

(8)	For our commercial location network, includes the time slots for our directly operated cities and the time slots we are entitled to sell on the portion of our network operated by our regional distributors. Number of time slots available refers to the number of 30-second equivalent time slots available on our network during the period presented and is calculated by taking the total advertising time available on our network during the period presented, calculated in aggregate seconds, which we then divide by 30 to determine the number of 30-second equivalent time slots available. For our commercial location network, the number of advertising time slots available for sale is determined by the number of cities in which we directly operate, the two-ninths portion of time slots on our regional distributors’ networks which we have the right to sell and the length of the advertising cycle, which is currently twelve minutes in all of our directly operated cities. For our in-store network, the number of advertising time slots available for sale is determined by the number of stores in which we operate.

(9)	Number of time slots sold refers to the number of 30-second equivalent time slots sold during the period presented and is calculated by taking the total advertising time we sold during the period presented, calculated in aggregate seconds, which we then divide by 30 to determine the number of 30-second equivalent time slots sold.

(10)	Utilization rate refers to total time slots sold as a percentage of total time slots available during the relevant period.

(11)	We commenced operation of our in-store network in April 2005.

(12)	We commenced operation of our poster frame network in January 2006.

(13)	Includes the number of frame slots available on a monthly basis within each three month period.

(14)	Includes the number of frame slots sold on a monthly basis within each three month period.

(15)	Occupancy rate refers to the total number of frame slots sold as a percentage of total frame slots available during the relevant period.

Consolidated Pro Forma Financial Data of
Focus Media, Framedia, Target Media Holdings and Other Acquired Entities
       The following unaudited pro forma condensed consolidated financial information is derived from the historical financial statements of Focus Media Holding Limited, appearing elsewhere in this prospectus, after giving effects to the pro forma adjustments described in the notes to such pro forma financial statements. Financial information with respect to the acquisitions are derived from the historical financial statements of Capital Beyond Limited, or Capital Beyond, Infoachieve Limited, or Framedia, and Target Media Holdings Limited or Target Media, appearing elsewhere in this prospectus.
       The preparation of the unaudited pro forma condensed consolidated statements of operations appearing below is based on financial statements prepared in accordance with U.S. GAAP. These principles require the use of estimates that affect the reported amounts of revenues and expenses. Actual results could differ from those estimates. The objective of the unaudited pro forma condensed consolidated statements of operations is to provide information on the impact of the acquisitions of Capital Beyond, Framedia and Target Media. We refer to these businesses collectively as the acquired businesses. The acquired businesses have permitted us to expand our network, including the growth and further specialized targeting of consumers of our commercial location and in-store networks, and the addition of our poster frame advertising network.
       The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 presents adjustments as if the acquisitions of Capital Beyond, Framedia and Target Media had been consummated on January 1, 2005. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2006 presents adjustments as if the acquisition of Target Media had been consummated on January 1, 2005.
       The following unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the historical consolidated financial statements, unaudited pro forma condensed consolidated statements of operations and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
       The unaudited pro forma condensed consolidated financial information presented in this prospectus includes all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the operating results in the historical periods. However, because such adjustments are based on estimates such as the estimated amortization period for the acquired intangible assets for Framedia and Target Media, it is not intended to show how the consolidated companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period. In addition, the financial information of Target Media for the two month period ended February 28, 2006 has not been audited or reviewed by an independent registered public accounting firm but is derived from management accounts. Accordingly, the financial information of Target Media for that period, including the statement of operations relating to Target Media, that has been used to calculate the pro forma financial information as of and for the three month period ended March 31, 2006 may differ significantly from any actual consolidated statement of operations financial information had it been audited or reviewed by an independent registered public accounting firm. See “Risk Factors — The unaudited pro forma condensed consolidated financial information included in this prospectus contains financial information that has not been audited or reviewed by an independent certified public accounting firm and that is derived in part by estimates, and accordingly the pro forma financial information may differ significantly from the actual consolidated financial information”.

	Focus Media		Framedia for	Target Media
	Holding for the	Capital Beyond	the year	for the year
	year ended	for the three	ended	ended
	December 31,	months ended	December 31,	December	Pro forma
	2005	March 31, 2005	2005	31, 2005(1)	Adjustments	Note	Pro Forma

	(in thousands of U.S. dollars, except share and per share data)
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Net revenues:
— Commercial locations	$61,435	$—	$—	$33,693	$—		$95,128
— In-store network	5,469	—	—	—	—		5,469
— Poster frame network	—	—	11,828	—	—		11,828

Advertising Service Revenue	6,904	—	11,828	33,693	—		112,425
Advertising Equipment Revenue	1,325	—	—	—	—		1,325

Total net revenues	68,229	—	11,828	33,693	—		113,750
Cost of revenues:
— Commercial locations	17,943	122	—	16,321	(56)	(6)	34,330
— In-store network	7,423	—	—	—	—		7,423
— Poster frame network	—	—	7,233	—	—		7,233

Advertising Service Cost	25,366	122	7,233	16,321	(56)		48,986
Advertising Equipment Cost	976						976

Total cost of revenues	26,342	122	7,233	16,321	(56)		49,962
Gross profit (loss)	41,887	(122)	4,595	17,372	56		63,788
Operating expenses:
General and administrative	9,120	1	5,428	1,945	(308)	(6)	16,186
Selling and marketing	9,544	—	3,363	8,584	(88)	(6)	21,403
Amortization of acquired intangibles	437	—	—	—	4,202	(3)	4,639

Total operating expenses	19,101	1	8,791	10,529	3,806		42,228
Income (loss) from operations	22,786	(123)	(4,196)	6,843	(3,750)		21,560
Interest income/(expenses)	1,762	0	(171)	68	—		1,659
Other income (expenses), net	(161)	(0)	(4)	(94)	—		(259)

Income (loss) before income taxes and minority interests	24,387	(123)	(4,371)	6,817	(3,750)		22,960
Income taxes:
Current	715	—	2	—	—		717
Deferred	(21)	—	—	—	—		(21)

Total income taxes	694	—	2	—	—	(8)	696

Net income (loss) after income taxes before minority interests	23,693	(123)	(4,373)	6,817	(3,750)		22,264
Minority interests	145	—	—	(22)	—		123

Net income (loss)	23,548	(123)	(4,373)	6,839	(3,750)		22,141

Deemed dividend on ordinary shares	—	—	(15,187)	—	—		(15,187)
Deemed dividend on Series A-1 convertible redeemable preference shares — Redesignation	—	—	(1,136)	—	1,136	(5)	—
Deemed dividend on Series A-1 convertible redeemable preference shares — Accretion of redemption premium	—	—	(379)	—	379	(5)	—
Deemed dividend on Series A-2 convertible redeemable preference shares — Redesignation	—	—	(624)	—	624	(5)	—
Deemed dividend on Series A-2 convertible redeemable preference shares — Accretion of redemption premium	—	—	(208)	—	208	(5)	—
Accretion to Series A redeemable convertible preferred shares redemption value	—	—	—	(3,288)	3,288	(5)
Accretion to Series B redeemable convertible preferred shares redemption value	—	—	—	(960)	960	(5)
Beneficial conversion of Series A redeemable convertible preferred shares	—	—	—	(3,021)	—		(3,021)
Beneficial conversion of Series B redeemable convertible preferred shares	—	—	—	(806)	—		(806)

Net income (loss) attributable to holders of ordinary shares	$23,548	$(123)	$(21,907)	$(1,236)	$2,846		$3,127

Income per share — basic	$0.09						$0.01

Shares used in calculating basic income per share	252,128,545					(7)	351,285,548

Income per share — diluted	$0.06						$0.01

Shares used in calculating diluted income per share	365,938,094					(7)	465,095,097

	Focus Media Holding	Target Media for the
	for the three months	two months ended	Pro forma
	ended March 31,2006	February 28, 2006(2)	Adjustments	Note	Pro Forma

	(in thousand of U.S. dollars, except share and per share data)
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Net Revenues:
— Commercial locations	$21,472	$3,068	$—		$24,540
— In-store network	5,293	—	—		5,293
— Poster frame network	6,067	—	—		6,067

Advertising Service Revenue	32,832	3,068	—		35,900
Advertising Equipment Revenue	304	—	—		304

Total net revenues	33,136	3,068	—		36,205
Cost of Revenues:
— Commercial locations	8,035	3,793	—		11,828
— In-store network	3,973	—	—		3,973
— Poster frame network	2,397	—	—		2,397

Advertising Service Cost	14,405	3,793	—		18,198
Advertising Equipment Cost	232	—	—		232

Total cost of revenues	14,637	3,793	—		18,430
Gross profit (loss)	18,499	(725)	—		17,774
Operating expenses:
General and administrative	4,395	2,541	—		6,936
Selling and marketing	4,057	3,115	—		7,172
Amortization of acquired intangibles	999	—	205	(4)	1,204

Total operating expenses	9,451	5,656	205		15,312
Income (loss) from operations	9,048	(6,380)	(205)		2,463
Interest income/(expenses)	916	(23)	—		893
Other income (expenses), net	46	(1,755)	—		(1,709)

Income (loss) before income taxes and minority interests	10,010	(8,158)	(205)		1,647
Income taxes:
Current	65	(59)	—		6
Deferred	552	—	—		552

Total income taxes	617	(59)	—	(8)	558

Net income (loss) after income taxes before minority interests	9,393	(8,099)	(205)		1,089
Minority interests	(40)	(31)			(70)

Net income (loss) attributable to holders of ordinary shares	$9,433	(8,068)	(205)		1,159

Income per share — basic	$0.02				$0.00

Shares used in calculating basic income per share	438,232,094			(7)	488,709,872

Income per share — diluted	$0.02				$0.00

Shares used in calculating diluted income per share	465,895,318			(7)	516,373,096

       (1) The translations of amounts from RMB into United States dollars as of and for the year ended December 31, 2005, are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.0702, on December 31, 2005, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2005, or at any other rate.
       (2) Translations of amounts from RMB into United States dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.0415, on February 28, 2006, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2006, or at any other date.
       (3) Reflects amortization for the acquired intangible assets recorded as a result of our acquisitions of Capital Beyond in March 2005, Framedia in January 2006 and Target Media in February 2006 to reflect amortization for the year ended December 31, 2005.
       The aggregate purchase price of $94.3 million of Framedia is comprised of the following:

(in thousands
of U.S. dollars)

Cash consideration	$39,600
Other acquisition costs	311
Fair Value of ordinary shares issued	54,418

$94,329

       The fair value of the ordinary shares issued for purchase price allocation purposes was estimated using the closing market price for a reasonable period before and after the date of the announcement of the acquisition.
Preliminary purchase price allocation:

	(in thousands	Amortization
	of U.S. dollars)	period

Net tangible liabilities acquired	5,684
Acquired intangible assets	12,455	7 years
Goodwill	87,558

Total	$94,329

       The preliminary purchase price allocation and preliminary intangible asset valuations for each of the acquisitions described above were based on a valuation report provided by a third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of shares approach. We have incorporated certain assumptions which include projected cash flows and replacement costs.
       The amortization expense for Framedia and Target Media of $2.9 million and $1.2 million, respectively, for the year ended December 31, 2005 have been estimated based on a valuation report provided by a third-party valuation firm.
       (4) Reflects amortization for the intangible assets recorded as a result of our acquisition of Target Media which occurred on February 26, 2006 to reflect amortization from January 1, 2006 to February 28, 2006.
       The aggregate purchase price of $327.1 million of Target Media is comprised of the following:

(in thousands
of
U.S. dollars)

Cash consideration	$94,000
Other acquisition costs	2,058
Fair Value of ordinary shares issued	231,000

$327,058

       The cash portion of the purchase price will be paid in three installments. The first installment of $45 million was paid at closing. The second installment of $25 million was paid on April 28, 2006. The final installment of $24 million is to be paid on July 31, 2006. The fair value of the ordinary shares issued for purchase price allocation purposes was estimated using the closing market price for a reasonable period before and after the date of the announcement of the acquisition.

	(in thousands	Amortization
	of U.S. dollars)	period

Net tangible assets acquired	24,823
Acquired intangible assets	10,827	7 year
Goodwill	291,408

Total	$327,058

       The preliminary purchase price allocation and preliminary intangible asset valuations for each of the acquisitions described above were based on a valuation report provided by a third-party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of shares approach. We have incorporated certain assumptions which include projected cash flows and replacement costs.
       The amortization expense for Target Media of $205,350, for the period ended March 31, 2006 have been estimated based on a valuation report provided by a third party valuation firm.
       (5) Assumes the conversion upon completion of the acquisitions of all convertible redeemable convertible preference shares of Framedia and Target Media. Accordingly, the deemed dividends and redemption value accretion relating to these shares have been reversed.
       (6) Reflects the adjustment relating to the conformity in accounting policy of Target Media for employee stock options from FAS 123(R) to APB 25 which is the accounting policy adopted by us.

       (7) The following table sets forth the shares used in computing pro forma per share amounts for the periods indicated:

	December 31,
	2005	March 31, 2006

Shares used in calculating basic income per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing basic income per share for Focus Media Holding Limited	252,128,545	438,232,094
Issuance of ordinary shares for the acquisition of Infoachieve Limited	22,157,003	—
Issuance of ordinary shares for the acquisition of Target Media	77,000,000	50,477,778

	351,285,548	488,709,872

	December 31,
	2005	March 31, 2006

Shares used in calculating diluted income per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing diluted income per share for Focus Media Holding Limited	365,938,094	465,895,318
Issuance of ordinary shares for the acquisition of Infoachieve Limited	22,157,003	—
Issuance of ordinary shares for the acquisition of Target Media	77,000,000	50,477,778

	465,095,097	516,373,096

       (8) There have been no pro forma tax adjustments recorded because none of the pro forma adjustments discussed above has any tax impact.

RISK FACTORS
       You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.
Risks Relating to Our Business and Industry
We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.
       We began operations of our commercial location network in May 2003. In addition, we have operated our in-store network since April 2005 and acquired and began to operate our poster frame network from January 2006 under the brand name “Framedia”. In March and April 2006, respectively, we added a WAP-based mobile phone advertising network and outdoor LED digital billboard advertising network to our business. Accordingly, we have a very limited operating history for our current operations upon which you can evaluate the viability and sustainability of our business and its acceptance by advertisers and consumers. It is also difficult to evaluate the viability of our use of audiovisual advertising displays in commercial buildings, hypermarkets, supermarkets and convenience stores and other out-of-home commercial locations and our use of advertising poster frames in residential complexes and WAP-based mobile handset advertising as a business model because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and prospects.
We derive a substantial majority of our revenues from the provision of advertising services, and advertising is particularly sensitive to changes in economic conditions and advertising trends.
       Demand for advertising time slots and advertising frame space on our networks, and the resulting advertising spending by our clients, is particularly sensitive to changes in general economic conditions and advertising spending typically decreases during periods of economic downturn. Advertisers may reduce the money they spend to advertise on our networks for a number of reasons, including:

•	a general decline in economic conditions;

•	a decline in economic conditions in the particular cities where we conduct business;

•	a decision to shift advertising expenditures to other available advertising media; or

•	a decline in advertising spending in general.
       A decrease in demand for advertising media in general and for our advertising services in particular would materially and adversely affect our ability to generate revenue from our advertising services, and our financial condition and results of operations.
A substantial majority of our revenues is currently concentrated in four of China’s major cities. If any of these major cities experiences an event negatively affecting its advertising industry, our advertising network, and our ability to generate adequate cash flow would be materially and adversely affected.
       A substantial majority of our revenues are currently concentrated in Beijing, Shanghai, Guangzhou and Shenzhen, four of China’s major cities. For example, for the three months ended March 31, 2006, more than 55% of advertising service revenue from the premier office building A channel of our commercial location network was derived from these four cities. We expect these four cities to continue to constitute important sources of our revenues, and as a result of our acquisitions of Framedia and Target Media, this percentage may increase, as a substantial majority of Framedia’s revenues are derived from these four cities, and a majority of Target Media’s network, before its business and operations were merged into ours, was also located in these four cities. If any of these major cities experiences an event negatively affecting its advertising industry, such as a serious economic downturn, a construction moratorium that would have the effect of materially limiting the supply of new buildings in which we can place our flat-panel displays or advertising poster frames or similar changes in government policy, or a natural disaster, our advertising network and our ability to generate adequate cash flow would be materially and adversely affected.
Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future.
       Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of consumer spending and corresponding advertising trends in China. In addition, advertising spending generally tends to decrease during January and February each year due to the Chinese Lunar New Year holiday. We also experience a slight decrease in revenues during the hot summer months of July and August each year, when there is a relative slowdown in overall commercial activity in urban areas in China. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance. Factors that are likely to cause our operating results to fluctuate, such as the seasonality of advertising spending in China, a deterioration of economic conditions in China and potential changes to the regulation of the advertising industry in China, are discussed elsewhere in this prospectus. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.
The unaudited pro forma condensed consolidated financial information included in this prospectus contains financial information that has not been audited or reviewed by an independent registered public accounting firm and that is derived in part by estimates, and accordingly the pro forma financial information may differ significantly from the actual consolidated financial information.
       The unaudited pro forma condensed consolidated financial information presented in this prospectus includes all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the operating results in the historical periods. However, because such adjustments are based on estimates such as the estimated amortization period for the acquired intangible assets for Framedia and Target Media, it is not intended to show how the consolidated companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period.
       The U.S. dollar convenience translation used to present the statement of operations of Target Media for 2005 contained in the unaudited pro forma condensed consolidated financial information may not be the same had U.S. dollars been used as the reporting currency for Target Media’s audited statement of operations for 2005.
       In addition, the financial information of Target Media for the two month period ended February 28, 2006 has not been audited or reviewed by an independent registered public accounting firm but is derived from management accounts. Accordingly, the financial information of Target Media for that period, including the statement of operations relating to Target Media, that has been used to calculate the pro forma financial information as of and for the three month period ended March 31, 2006 may differ significantly from any actual consolidated statement of operations financial information had it been audited or reviewed by an independent registered public accounting firm.

See “Consolidated Pro Forma Financial Data of Focus Media, Framedia, Target Media Holdings and Other Acquired Entities”.
Our failure to maintain existing relationships or obtain new relationships with businesses that allow us to place our flat-panel displays and advertising poster frames in their buildings and other commercial locations and to lease outdoor LED digital billboards placed in desirable locations would harm our business and prospects.
       Our ability to generate revenues from advertising sales depends largely upon our ability to provide large networks of flat-panel displays placed in desirable building, commercial and store locations, of advertising poster frames placed in residential complexes, and as of April 2006, to secure desirable locations of large outdoor LED digital billboards, throughout major urban areas in China. We also depend on the ability of our third-party location provider to secure desirable LED digital billboard locations for our outdoor LED network. This, in turn, requires that we develop and maintain business relationships with real estate developers, landlords, property managers, hypermarkets, retailers and other businesses and locations in which we rent space for our displays and digital billboards. As of March 31, 2006, with regard to our commercial location network, we had entered into separate display placement agreements with landlords and property managers to operate 71,230 flat-panel displays in 50 cities in China, and our regional distributors had entered into their own separate display placement agreements with landlords and property managers to operate approximately 3,780 flat-panel displays in 36 other cities in China. In addition, as of March 31, 2006, with regard to our in-store network, we had entered into separate display placement agreements with hypermarkets, supermarkets and convenience stores to operate 33,765 flat-panel displays in 5,218 stores throughout China. As of April 2006, we sell advertising time slots on approximately 75 outdoor LED billboards in locations throughout Shanghai leased through an agreement with a third-party location provider. Although a majority of our display placement agreements and advertising frame placement agreements have terms ranging from three to five years and two to three years, respectively, and upon expiration give us the right to renew the agreement on terms no less favorable than those offered by competing bidders, we may not be able to maintain our relationships with them on satisfactory terms, or at all. If we fail to maintain our relationships with landlords and property managers, or if a significant number of our existing display or advertising frame placement agreements are terminated or not renewed or if we fail to maintain our relationship with our location provider of LED billboard space, advertisers may find advertising on our networks unattractive and may not wish to purchase advertising time slots or advertising frame space on our networks, which would cause our revenues to decline and our business and prospects to deteriorate.
       Under some of our display placement agreements in Guangzhou, Shenzhen, Dalian and Chongqing, the property manager has the right to terminate the agreement if landlords or tenants in the building lodge complaints about our flat-panel displays. In addition, some of our display placement agreements in other cities allow the property manager to terminate the agreement if we fail to keep each flat-panel display operational for a minimum amount of time each year. If these tenants complain about our displays, or if the property manager claims we have failed to keep the flat-panel displays operational for the stipulated number of days each year, we may be required to remove our panels from these commercial locations.
       In accordance with PRC real estate laws and regulations, prior consent of landlords and property managers is required for any commercial use of the public areas or facilities of residential properties. With regard to our network of advertising poster frames and some of our flat-panel displays placed in the elevators and public areas of residential complexes, we have entered into frame or display placement agreements with property managers and landlords. For those frame or display placement agreements entered into with property managers, we intend to obtain or urge property managers to obtain consents from landlords. However, if the landlords of a residential complex object to our placing advertising poster frames or flat-panel displays in the elevators and public areas of the complex, we may be required to remove our advertising poster frames or flat-

panel displays from the complex and may be subject to fines. We may not be able to successfully expand our out-of-home advertising network into new regions or diversify our network into new advertising networks or media platforms, which could harm or reverse our growth potential and our ability to increase our revenues.
       We are pursuing a strategy to expand our network into new regions, new advertising channels, such as our travel, fashion, elite and health-care channels, as well as into residential complexes. We are also expanding our network into new advertising media, such as advertising poster frames, mobile-phone WAP-based advertising, and outdoor LED billboard advertising. For example:

•	in January 2006, we acquired Framedia and E-Times, providing us with our poster frame network located primarily in residential complexes;

•	we recently began marketing separate channels of our commercial location network, such as our travel, fashion, elite and health-care channels, to enable advertisers to focus on more specifically targeted consumer audiences;

•	in March 2006, we acquired Focus Media Wireless, which operates a mobile-phone WAP-based advertising service in China through China Mobile and China Unicom’s mobile phone networks; and

•	in April 2006, we commenced operation of an outdoor LED network consisting of approximately 75 leased 5’ x 5’ LED digital billboards installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai.
       Because portions of our existing network are rapidly reaching saturation, in order to successfully expand our networks, we must expand our networks to include new regions and new advertising channels. In order to expand our networks into new regions, we must enter into new display or frame placement agreements in new cities. In the case of our commercial location network, we generally expand our networks into new cities by means of establishing new operations through entering into contractual relationships with regional distributors. If these regional distributors are not successful in expanding our commercial location network in other cities, our ability to grow our commercial location network in other regions may be hampered. We may also expand our outdoor LED network into cities other than Shanghai in the future. The process of diversifying our networks into new advertising channels is also time consuming and requires us to expend time and resources in educating landlords and property managers about the benefits of separate advertising channels that are dedicated to specific demographics characteristics. If we are unable to grow our in-store network, poster frame network or outdoor LED network or to successfully diversify into other new advertising channels, our advertising network may not be as attractive as those of our competitors, which could harm or reverse our growth potential and our ability to increase our revenues, or even result in a decrease in revenues.
If we are unable to obtain or retain desirable placement locations for our flat-panel displays, advertising poster frames and outdoor LED billboards on commercially advantageous terms or if the supply of desirable locations diminishes or ceases to expand, we could have difficulty in maintaining or expanding our network, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
       Our location costs, which include lease payments to landlords and property managers under our display placement agreements, maintenance and monitoring fees and other associated costs, comprise a significant portion of our cost of revenues. In 2005, our location costs accounted for 61.7% of our cost of revenues and 24.0% of our total revenues, respectively. For the three months ended March 31, 2006, our location costs accounted for 66.4% of our cost of revenues and 28.9% of our total revenues, respectively. In the future, we may need to increase our expenditures on our display and frame placement agreements to obtain new and desirable locations, to renew existing locations, and to secure favorable exclusivity and renewal terms. In addition, lessors of space for our flat-panel displays, advertising poster frames and LED billboards may charge increasingly higher display location lease fees, or demand other compensation arrangements, such as profit sharing. If we are unable to pass increased location costs on to our advertising clients through rate increases, our operating margins and earnings could decrease and our results of operations could be materially and adversely affected.
       In addition, in more developed cities, it may be difficult to increase the number of desirable locations in our network because most such locations have already been occupied either by us or by our competitors, or in the case of outdoor LED billboards, because the placement of outdoor installments may be limited by municipal zoning and planning policies. In recently developing cities, the supply of desirable locations may be small and the pace of economic development and construction levels may not provide a steadily increasing supply of desirable commercial and residential locations. If, as a result of these possibilities, we are unable to increase the placement of our out-of-home television and poster frame advertising networks into commercial and residential locations that advertisers find desirable, we may be unable to expand our client base, sell advertising time slots and poster frame space on our network or increase the rates we charge for time slots and poster frame space, which could decrease the value of our network to advertisers.
When our out-of-home television advertising networks reach saturation in the cities where we operate, we may be unable to grow our revenue base or to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues over time.
       Our commercial location and in-store networks currently operate primarily with a repeating twelve-minute cycle of advertisements per week broadcast repeatedly approximately 60 times per day consisting of 24 30-second time slots per week, with a limited number of our regional distributors using a nine-minute cycle, and our outdoor LED network using a repeating six-minute cycle. Where demand for time slots by advertisers is high, such as in our Tier I cities, our out-of-home television networks may reach saturation, meaning we cannot sell additional advertising time slots for that week’s cycle without further increasing the length of the cycle and correspondingly reducing the number of broadcasts per day of each advertisement. If our commercial location, in-store and outdoor LED networks reach saturation in any particular city, we will be forced to lengthen our advertising cycle to accommodate additional advertisers, as we have done in all of our directly operated cities, or increase our advertising rates to increase our revenues in our existing cities of operation. However, advertisers may be unwilling to accept rate increases or the placement of their advertisement on a longer time cycle that gives their advertisement less exposure each day. If we are unable to increase the duration of our advertising cycle in cities that reach saturation, or if we are unable to pass through rate increases to our advertising clients in those cities, we may be unable to grow our revenue base or to satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues over time.
If we are unable to attract advertisers to advertise on our networks, we will be unable to maintain or increase our advertising fees and the demand for time on our networks, which could negatively affect our ability to grow revenues.
       The amounts of fees we can charge advertisers for time slots on our out-of-home television networks depend on the size and quality of our out-of-home television networks and the demand by advertisers for advertising time on our out-of-home television networks. Advertisers choose to advertise on our out-of-home television networks in part based on the size of the networks and the desirability of the locations where we have placed our flat-panel displays and where we lease LED digital billboards as well as the quality of the services we offer. If we fail to maintain or increase the number of locations, displays and billboards in our networks, diversify advertising channels in our networks, or solidify our brand name and reputation as a quality provider of advertising services, advertisers may be unwilling to purchase time on our networks or to pay the levels of advertising fees we require to remain profitable.

       In addition, the fees we can charge advertisers for frame space on our poster frame network depends on the quality of the locations in which we place advertising poster frames, demand by advertisers for frame space and the quality of our service. If we are unable to continue to secure the most desirable residential locations for deployment of our advertising poster frames, we may be unable to attract advertisers to purchase frame space on our poster frame network.
       Our failure to attract advertisers to purchase time slots and frame space on our networks will reduce demand for time slots and frame space on our networks and the number of time slots and amount of frame space we are able to sell, which could necessitate lowering the fees we charge for advertising time on our network and could negatively affect our ability to increase revenues in the future.
We may be unable to maintain the growth of our network of flat-panel displays into hypermarkets, supermarkets, convenience stores and other types of businesses that have control over many stores, and our failure to maintain such growth could materially reduce the attractiveness of our network and harm our business, reputation and results of operations.
       Our strategy includes expanding our in-store network into hypermarkets and other types of businesses that have control over many store locations such as supermarkets and convenience stores. We commenced operation of our in-store network in April 2005. As of March 31, 2006, we had placed 33,765 flat-panel displays in 5,218 hypermarkets, supermarkets and convenience stores. As a relatively new and untested portion of our business, it is difficult to evaluate whether our in-store network will continue to attract advertisers, and there exists the risk that it may not succeed at all. In 2005 and for the three months ended March 31, 2006 revenues from our in-store network accounted for 9.0% and 16.1% of our advertising service revenue, respectively.
       Many of our arrangements with such businesses are and will continue to be handled through a single or small number of display placement agreements designed to cover a chain’s entire network of stores, either nationwide or throughout an entire city. We may, therefore, increase our dependence on one or a small number of retail store chains in terms of our coverage. If our network becomes more concentrated in major chains, any dispute we have with any single chain, or any failure to renew our display placement agreements or maintain our exclusivity terms with any single chain, could materially reduce the attractiveness of our in-store network and harm our business, reputation and results of operations.
Our acquisitions of Framedia, Target Media, Focus Media Wireless and any future acquisitions may expose us to potential risks and have an adverse effect on our ability to manage our business.
       Selective acquisitions, such as our recent acquisitions of Framedia, Target Media and Focus Media Wireless, form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional businesses, services or products that are complementary to our core business. Our integration of the acquired entities into our business may not be successful and may not enable us to expand into new advertising platforms as well as we expect. This would significantly affect the expected benefits of these acquisitions. Moreover, the integration of Framedia, Target Media and Focus Media Wireless into our operations have required, and will continue to require, significant attention from our management. Future acquisitions will also likely present similar challenges.
       The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. In addition, we may face challenges trying to integrate new operations, services and personnel with our existing operations. Our recent acquisitions and possible future acquisitions may also expose us to other potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, our inability to generate sufficient revenue to offset the costs, expenses of acquisitions and potential loss of, or harm to, relationships with employees and advertising clients as a result of our integration of new businesses and new regulations governing cross-border investment by PRC residents. In addition, we cannot assure you that we will be able to realize the benefits we anticipate from acquiring Framedia, Target Media, Focus Media Wireless and other companies, or that we will not incur costs, including those relating to intangibles or goodwill, in excess of our projected costs for these transactions. The occurrence of any of these events could have a material and adverse effect on our ability to manage our business, our financial condition and our results of operations.
There may be unknown risks inherent in our acquisitions of Framedia and Target Media.
       Although we have conducted due diligence with respect to Framedia and Target Media, we may not be aware of all of the risks associated with Framedia or Target Media. Any discovery of adverse information concerning Framedia or Target Media since we acquired these entities could have a material adverse effect on our business, financial condition and results of operations. While we are entitled to seek indemnification in certain circumstances, successfully asserting indemnification or enforcing such indemnification could be costly and time consuming or may not be successful at all.
Our recent entry into mobile handset advertising through our acquisition of Focus Media Wireless may expose us to risks associated with operating in the telecommunications industry in China which could materially affect our financial condition or results of operation.
       In March 2006, we completed our acquisition of Focus Media Wireless, which operates a mobile handset WAP-based advertising service over China Mobile’s and China Unicom’s mobile telecommunications networks. As a result, we now operate a portion of our advertising network on mobile telecommunications networks and are subject to risks associated with operations in the telecommunications sector in China. These potential risks include:

•	loss or deterioration of our relationship with China Mobile or China Unicom, the two primary mobile telecommunications operators in China that currently provide wireless value-added services to mobile phone users;

•	loss or deterioration of our relationship with Internet service providers who use our WAP-based advertisement platform;

•	failure to reach traditional advertisers and to take advantage of marketing networks through our existing business;

•	changes in operating policies or guidelines by mobile telecommunications operators applicable to all wireless value-added service providers using their platforms or which restrict content supplied by others to us;

•	regulation of the telecommunications sector in China that could impose burdensome approval or licensing requirements on value-added service providers such as advertising companies that sell advertising time on mobile telecommunications networks;

•	a decision by either or both China Mobile and China Unicom to directly enter into the WAP-based advertising business; or

•	consumer dissatisfaction with, or any related regulations restricting, the use or “pushing” of unsoliciated advertisements, commonly known as “spam”.
       As a result of any such change or event, the operation of our advertising network using the mobile telecommunications networks of the mobile telecommunications operators in China may be disrupted, which could in turn lower our advertising revenues or result in higher operating costs to us, and we cannot assure you that our financial condition and results of operation would not be materially adversely affected.

       In addition, under PRC law, the services offered by Focus Media Wireless may be deemed value-added telecommunication services, which requires an operation permit that has a valid period of five years. Focus Media Wireless has applied for the operation permit for its wireless advertising operations. If Focus Media Wireless is deemed by the PRC regulatory authorities to be providing value-added telecommunication services but an operation permit is not issued or, once issued, if it were revoked or if we are unable to renew its operation permit upon expiration, we will be required to suspend our services relating to our mobile handset advertising network, and our advertising service revenue derived from this portion of our network would be adversely affected.
We currently rely on a single third-party location provider to secure sites for our outdoor LED billboard network, and any disruption in its business operations or in our relationship with it would materially and adversely impact the operation of our outdoor LED network, resulting in the loss of a portion of our revenue.
       To secure locations in Shanghai for our new outdoor LED network, we have entered into a four-year exclusive agreement with Shanghai Yihukuan Media Co., Ltd., or Yihukuan, which leases all of its current, and any future developed, LED digital billboard space in Shanghai to us for an annual fee. Our reliance on a single third-party location provider for the billboard space on our outdoor LED network exposes us to a number of risks in connection with this part of our advertising network. In order to place LED digital billboards in public areas, Yihukuan must apply for and receive approval from relevant authorities of the Shanghai municipal government and continue to comply with relevant outdoor advertising laws and regulations. If the approvals that have been granted to Yihukuan are revoked for any reason, including any failure by Yihukuan to comply with relevant outdoor advertising laws and regulations, or if Yihukuan fails to receive approvals to place additional LED billboards, the outdoor LED network could become unavailable to us, be reduced in size or fail to grow, which may make it less attractive to advertising customers. Moreover, because we pay the annual fee to Yihukuan in advance, we may be unable to recover any deposits and rental fees we pay to it in the event that its network becomes inoperable or is suspended, reduced in size or fails to attract advertisers. In addition, because we rely on Yihukuan for digital billboard space on our outdoor LED network, any loss or deterioration of our relationship with Yihukuan, including any failure to renew our contract with them, may result in disruption to our outdoor LED network operations and the loss of a portion of our revenue.
One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business.
       As of March 31, 2006, we covered 36 out of the 86 cities where we provide our commercial location network through contractual arrangements with regional distributors. Under these arrangements, we provide our business model and operating expertise to local advertising companies in exchange for their acting as regional distributors of our advertising services. We also sell our flat-panel displays to our regional distributors, who are responsible for developing and maintaining an advertising network in office buildings and other commercial locations in the city where they operate. We also grant our regional distributors the right to use our “Focus Media” brand name and logo. However, our contractual arrangements with our regional distributors do not provide us with control or oversight over their everyday business activities, and one or more of our regional distributors may engage in activities that violate PRC laws and regulations governing the advertising industry and advertising content, or other PRC laws and regulations generally. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold, which could result in local regulators suspending the operations of the network in those cities. In addition, we do not independently review the advertising content that our regional distributors display on the portion of our commercial location network that they operate independently, and our regional distributors may include advertising content on their part of the commercial location network and violate PRC advertising laws or regulations or expose them and us to lawsuits or result in the revocation of their business license. If any of these events occurs, it could harm our reputation in the industry.
Suodi Advertising, our network development and maintenance agent in Beijing, may have a claim against us under the non-competition clause of our contract with it, and if Suodi Advertising were successful in bringing a claim against us, our financial condition and results of operations may be materially and adversely affected.
       We entered into an agency agreement with Beijing Suodi Advertising Co., Ltd., or Suodi Advertising, that contains a non-competition clause which restricts us from developing new network locations in commercial buildings in Beijing without the assistance of Suodi Advertising through 2008. We have entered into display and frame placement agreements with landlords and property managers of commercial buildings in Beijing without the assistance of Suodi Advertising. We believe that Suodi Advertising does not have the right to require us to terminate or otherwise void the display placement agreements we have entered into without its assistance, although it can pursue claims against us for monetary damages. Although Suodi Advertising has not pursued any claim against us in connection with our having entered into such display and frame placement agreements, we cannot assure you that Suodi will not do so in the future. If Suodi Advertising successfully pursues a claim against us, we could be liable for monetary damages we may have caused to Suodi Advertising. If we are found to have violated our contract with Suodi Advertising, our payment obligations over the five year term of the contract can be accelerated, and we estimate our liability under the agreement could reach as much as $730,000, excluding possible consequential damages, which could materially and adversely affect our financial condition and results of operations.
Failure to manage our growth could strain our management, operational and other resources and we may not be able to achieve anticipated levels of growth in the new networks and media platforms we are beginning to operate, either of which could materially and adversely affect our business and growth potential.
       We have been rapidly expanding, and plan to continue to rapidly expand, our operations in China. We must continue to expand our operations to meet the demands of advertisers for larger and more diverse network coverage and the demands of current and future landlords and property managers for installing and configuring flat-panel displays, advertising poster frames and outdoor LED billboards in our existing and future commercial, store, residential and curbside locations. This expansion has resulted, and will continue to result, in substantial demands on our management resources. It has also increased our need for a reliable supply of equipment, particularly flat-panel displays and large LED digital billboards for our out-of-home television networks which are manufactured by a few third-party contract assemblers according to our specifications. To manage our growth, we must develop and improve our existing administrative and operational systems and, our financial and management controls and further expand, train and manage our work force. We have also commenced providing advertising services to mobile phone users through our recent acquisition of Focus Media Wireless. As we continue this effort, we may incur substantial costs and expend substantial resources in connection with any such expansion due to, among other things, different technology standards, legal considerations and cultural differences. We may not be able to manage our current or future international operations effectively and efficiently or compete effectively in such markets. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, recruit top talent and train our personnel. Any failure to efficiently manage our expansion may materially and adversely affect our business and future growth.
       As we continue to expand into new networks and new media platforms, we expect the percentage of revenues derived from our commercial location network to decline. However, the new advertising networks and media platforms we pursue may not present the same opportunities for growth that we have experienced with our commercial location network and, accordingly, we cannot assure you that the level of growth of our networks will not decline over time. Moreover, we expect the level of growth of our commercial location network to decrease as many of the more desirable locations have already been leased by us or our competitors.
If advertisers or the viewing public do not accept, or lose interest in, our out-of-home advertising network, our revenues may be negatively affected and our business may not expand or be successful.
       The market for out-of-home advertising networks in China is relatively new and its potential is uncertain. We compete for advertising spending with many forms of more established advertising media. Our success depends on the acceptance of our out-of-home advertising network by advertisers and their continuing interest in these mediums as components of their advertising strategies. Our success also depends on the viewing public continuing to be receptive towards our advertising network. Advertisers may elect not to use our services if they believe that consumers are not receptive to our networks or that our networks do not provide sufficient value as effective advertising mediums. Likewise, if consumers find some element of our networks, such as the audio feature of our commercial location, in-store and outdoor LED networks, to be disruptive or intrusive, commercial locations and stores may decide not to place our flat-panel displays in their properties and advertisers may view our advertising network as a less attractive advertising medium compared to other alternatives. In that event, advertisers may determine to reduce their spending on our advertising network. If a substantial number of advertisers lose interest in advertising on our advertising network for these or other reasons, we will be unable to generate sufficient revenues and cash flow to operate our business, and our advertising service revenue, liquidity and results of operations could be negatively affected.
We depend on the leadership and services of Jason Nanchun Jiang, who is our founder, chairman, chief executive officer and our largest shareholder, and our business and growth prospects may be severely disrupted if we lose his services.
       Our future success is dependent upon the continued service of Jason Nanchun Jiang, our founder, chairman and chief executive officer and our largest shareholder. We rely on his industry expertise and experience in our business operations, and in particular, his business vision, management skills, and working relationships with our employees, our other major shareholders, many of our clients and landlords and property managers of the locations in our network. We do not maintain key-man life insurance for Mr. Jiang. If he was unable or unwilling to continue in his present position, or if he joined a competitor or formed a competing company in violation of his employment agreement and noncompetition agreement, we may not be able to replace him easily or at all. As a result, our business and growth prospects may be severely disrupted if we lose his services.
We may need additional capital and we may not be able to obtain it, which could adversely affect our liquidity and financial position.
       We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs including for working capital and capital expenditures, for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities, including from this offering, could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

       Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of alternative advertising media companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in advertising services companies in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.
       We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us could have a material adverse effect on our liquidity and financial condition.
If we are unable to adapt to changing advertising trends and the technology needs of advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues which may materially and adversely affect our business prospects and revenues.
       The market for out-of-home advertising requires us to continuously identify new advertising trends and the technology needs of advertisers and consumers, which may require us to develop new features and enhancements for our advertising network. The majority of our displays use 17-inch liquid crystal displays screens. We also have a growing number of displays that use larger LCD and plasma screens as well as large size LED digital billboards. We currently broadcast advertisements on our commercial location network and in-store network primarily through compact flash, or CF, cards that are manually installed in our flat-panel displays each week. Through our recent acquisition of Focus Media Wireless, we now also provide advertising services to mobile phone users over the mobile phone networks of China Mobile and China Unicom. In the future, subject to relevant PRC laws and regulations, we may use other technology, such as cable or broadband networking, advanced audio technologies and high-definition panel technology. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. For example, if the use of wireless or broadband networking capabilities on our advertising network becomes a commercially viable alternative and meets all applicable PRC legal and regulatory requirements, and we fail to implement such changes on our commercial location network and in-store network or fail to do so in a timely manner, our competitors or future entrants into the market who do take advantage of such initiatives could gain a competitive advantage over us. If we cannot succeed in developing and introducing new features on a timely and cost-effective basis, advertiser demand for our advertising networks may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects and revenues.
We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content and services we provide through our out-of-home television advertising networks, poster frame network or mobile handset advertising network.
       PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations.
       As an out-of-home advertising service provider, we are obligated under PRC laws and regulations to monitor the advertising content that is shown on our out-of-home advertising networks for compliance with applicable law. In addition, each of our regional distributors is obligated under PRC laws and regulations to monitor the advertising content shown on the portion of our out-of- home television advertising network each of them operates. In general, the advertisements shown on our out-of-home television advertising network and the portion of our advertising network operated by our regional distributors have previously been broadcast over public television networks and have been subjected to internal review and verification of such networks. We and our regional distributors are still separately required to independently review and verify these advertisements for content compliance before displaying the advertisements. In addition, where a special government review is required for specific product advertisements before broadcasting, we and our regional distributors are separately obligated to confirm that such review has been performed and approval has been obtained. We employ, and our regional distributors are required under the terms of our agreements with them to employ, qualified advertising inspectors who are trained to review advertising content for compliance with relevant PRC laws and regulations. In addition, for advertising content related to specific types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we and our distributors are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We endeavor to comply, and encourage our regional distributors to take measures to comply, with such requirements, including by requesting relevant documents from the advertisers. Starting in January 2006, we began to operate a network of advertising poster frames placed primarily in elevators and public areas of residential complexes. The advertisements shown on our poster frame network are defined as print advertisements under PRC laws and regulations and are also subject to the same legal requirements as advertisements shown on our out-of-home television advertising networks. Outdoor advertisements must be registered with the local SAIC before dissemination, and advertising distributors are required to submit a registration application form and the content of the advertisement to the local SAIC and receive an advertising registration certificate from the local SAIC. Our reputation will be tarnished and our results of operations may be adversely affected if advertisement shown on our out-of-home television advertising networks, poster frame network or outdoor LED network is provided to us by our advertising clients in violation of relevant PRC advertising laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete or that the advertisements that our regional distributors have procured for broadcasting on our network have not received required approval from the relevant local supervisory bodies or are not content compliant.
       In addition, we commenced operation of our outdoor LED digital billboard network in April 2006. The placement and installation of LED billboards are subject to municipal zoning requirements and governmental approvals, including application for an outdoor advertising registration certificate for each LED billboard subject to a term of use of no more than six years for each LED billboard. If the existing LED billboards placed by our LED location provider or us are required to be removed, the attractiveness of this portion of our advertising network will be diminished. Moreover, failure by an owner of LED billboards to maintain outdoor advertising registration certificates would result in the inability to lease or market such space for the placement of advertisements.
       China has also enacted regulations governing telecommunication service providers and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet and telecommunications networks that it believes to violate Chinese law, including content that is pornographic or obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory. China Unicom and China Mobile also have their own policies regarding the distribution of inappropriate content by wireless value-added service providers and have punished certain providers for distributing inappropriate content, including the imposition of fines and service suspensions. Focus Media Wireless undertakes to the telecommunication operators which grant us access to their mobile phone networks that we will not distribute any advertisements with illegal content. We require the Internet service providers which use our WAP-based advertising platform to provide us the same undertaking, but we cannot completely control the content of their advertisements. If any of the content that we deliver through our mobile handset advertising network is found to violate Chinese laws and regulations or the policies of China Mobile and China Unicom, we could be subject to fines or suspensions.
       Moreover, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our advertising network. If consumers find the content displayed on our advertising network to be offensive, landlords, property managers, other location providers or telecommunication network operators may seek to hold us responsible for any consumer claims or may terminate their relationships with us.
       In addition, if the security of our content management system is breached through the placement of unauthorized CF cards in our flat-panel displays and unauthorized images, text or audio sounds are displayed on our advertising network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure despite our efforts to ensure the security of our content management system. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or accurate, our business model may become less appealing to viewers in China and our advertising clients may be less willing to place advertisements on our advertising network.
We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, may materially disrupt our business.
       We cannot be certain that our advertising displays or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.
We face significant competition, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.
       We compete with other advertising companies in China. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the range of services that we offer and our brand name. We also face competition from other out-of-home television advertising network operators for access to the most desirable locations in cities in China. Individual buildings, hotels, restaurants and other commercial locations and hypermarket, supermarket and convenience store chains may also decide to independently, or through third-party technology providers, install and operate their own flat-panel television advertising screens. We also compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio.
       In the future, we may also face competition from new entrants into the out-of-home television advertising sector. Our sector is characterized by relatively low fixed costs and, as is customary in the advertising industry, we do not have exclusive arrangements with our advertising clients. These two factors present potential entrants to our sector of the advertising industry with relatively low entry barriers. In addition, since December 10, 2005, wholly foreign-owned advertising companies are allowed to operate in China, which may expose us to increased competition from international advertising media companies attracted to opportunities in China.
       Increased competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources, or exclusive arrangements with desirable locations, and others may successfully mimic and adopt our business model. Moreover, increased competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.
Our senior management and employees have worked together for a short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges.
       Due to our limited operating history and recent additions to our management team, some of our senior management and employees have worked together at our company for only a relatively short period of time. For example, following our acquisition of Framedia in January 2006, Tan Zhi, the former chairman and chief executive officer of Framedia, continues to be involved in the operation of our poster frame network. In addition, David Yu, the former chairman and chief executive officer of Target Media, has joined Focus Media as a co-chairman of our board of directors and president as of March 2006. As a result, it may be difficult for you to evaluate the effectiveness of our senior management and other key employees and their ability to address future challenges to our business.
We do not maintain any business liability disruption or litigation insurance coverage for our operations, and any business liability, disruption or litigation we experience might result in our incurring substantial costs and the diversion of resources.
       The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and the diversion of resources.
       For example, on March 16, 2006, Shanghai Xicheng Cultural Dissemination Co., Ltd., also referred to as CGEN, brought a suit against us in the Shanghai No. 1 Intermediate People’s Court on the grounds of unfair competition. CGEN, which is developing a network of flat-panel displays in hypermarkets and supermarkets, claims to have established an exclusive business relationship with the Hymart chain of supermarkets in Shanghai. Hymart notified us that it had requested in writing to terminate its relationship with CGEN. In CGEN’s pleadings, it alleges that Focus Media encouraged and supported Hymart to allegedly violate its agreement with CGEN, resulting in losses to CGEN. In its pleadings, CGEN has requested that the court order Focus Media to cease any alleged unfair competitive behavior, to undo the effects of any alleged unfair competition and to pay RMB 13,570,920 (US$1.7 million) to CGEN. We intend to defend against CGEN’s claims to the fullest extent of the law. However, there can be no assurance that we will prevail in any such litigation.
We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
       Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company for 2005, we do not expect to be a passive foreign investment company for 2006, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We cannot assure you that we will not be a PFIC for 2006 or any future taxable year. For more information on PFICs, see “Taxation — United States Federal Income Taxation”.
Investor confidence and market price of our ADSs may be adversely impacted if we or our independent registered public accountants are unable to attest to the adequacy of the internal controls over our financial reporting for the fiscal year ending December 31, 2007, as required by Section 404 of the U.S. Sarbanes-Oxley Act.
       We are subject to the reporting requirements of the U.S. Securities and Exchange Commission, or SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring public companies, including us, to include a report of management of their internal control structure and procedures for financial reporting in their annual reports on Form 10-K or Form 20-F, as the case may be, that contain an assessment by management of the effectiveness of their internal controls over financial reporting. In addition, independent registered public accountants of these public companies must attest to and report on management’s assessment of the effectiveness of their internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2007. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accountants are not satisfied with our internal control structure and procedures, the level at which our internal controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from us, they may decline to attest to our management’s assessment or may issue a report that is qualified. For example, when our auditors audited our financial statements as of and for the period ended December 31, 2004, they identified one “reportable condition”, as that term is defined under standards established by the American Institute of Certified Public Accountants, in our internal accounting controls. This reportable condition was cured at the time our auditors audited our financial statements for the period ended December 31, 2005. We cannot assure you that additional internal control and procedure problems will not occur in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our ADSs.
Risks Relating to Regulation of Our Business and to Our Structure
If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties.
       Substantially all of our operations are or will be conducted through Focus Media Technology (Shanghai) Co., Ltd., or Focus Media Technology, Framedia Investment and Beijing Dotad Technology Co., Ltd., or Dotad Technology, our indirectly wholly-owned operating subsidiaries in China, and Focus Media Digital Information Technology (Shanghai) Co., Ltd., or Focus Media Digital, a 90%-owned subsidiary of Focus Media Technology, which we collectively refer to as our PRC operating subsidiaries, and through our contractual arrangements with several of our consolidated affiliated entities in China. PRC regulations require any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been allowed to own directly 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or less than 100% if the foreign investor has at least two years of direct operations in the advertising industry outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify under PRC regulations any earlier than two or three years after we commence any such operations outside of China or until we acquire a company that has directly operated an advertising business outside of China for the required period of time. Accordingly, our PRC operating subsidiaries are currently ineligible to apply for the required licenses for providing advertising services in China. Substantially all of our advertising business is currently provided through our contractual arrangements with our PRC operating subsidiaries’ consolidated affiliated entities in China, including Focus Media Advertisement and its subsidiaries with regard to our out-of-home television networks, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement with regard to our poster frame network, and Focus Media Wireless with regard to our mobile handset advertising network, which we collectively refer to as our PRC operating affiliates. Our PRC operating affiliates are currently owned in each case either (i) by two PRC citizens designated by us or (ii) by two PRC entities owned by our subsidiaries or by our designated appointees. Our PRC operating affiliates, certain of their respective subsidiaries, and New Focus Media Advertisement hold the requisite licenses to provide advertising services in China. Our PRC operating affiliates and their respective subsidiaries directly operate our advertising network. We have been and are expected to continue to be dependent on these PRC operating affiliates and their subsidiaries to operate our advertising business for the foreseeable future. We have entered into contractual arrangements with PRC operating affiliates and their respective subsidiaries, pursuant to which we, through our PRC operating subsidiaries, provide technical support and consulting services to our PRC operating affiliates and their subsidiaries. In addition, we have entered into agreements with our PRC operating affiliates and each of their shareholders which provide us with the substantial ability to control these affiliates and their existing and future subsidiaries.
       If we, our existing or future PRC operating subsidiaries and affiliates are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, or SAIC, which regulates advertising companies, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries and affiliates;

•	discontinuing or restricting our PRC subsidiaries’ and affiliates’ operations;

•	imposing conditions or requirements with which we or our PRC subsidiaries and affiliates may not be able to comply;

•	requiring us or our PRC subsidiaries and affiliates to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.
       The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.
We rely on contractual arrangements with our PRC operating affiliates and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.
       We have in the past relied, and to a lesser but significant extent will continue in the future to rely, on contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders to operate our advertising business. For a description of these contractual arrangements, see the sections titled “Our Corporate Structure”, “Principal and Selling Shareholders” and “Related Party Transactions”. These contractual arrangements may not be as effective in providing us with control over Focus Media Advertisement and its subsidiaries as direct ownership. If we had direct ownership of our PRC operating affiliates and their respective subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of those companies, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current contractual arrangements, as a legal matter, if our PRC operating affiliates or any of their subsidiaries and shareholders fails to perform its or his respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you to be effective. For example, if Jason Nanchun Jiang were to refuse to transfer his equity interest in Focus Media Advertisement to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if Mr. Jiang were otherwise to act in bad faith toward us, then we may have to take legal action to compel him to fulfill his contractual obligations. In addition, Focus Media Advertisement, which holds certain of the business licenses required to operate our advertising network in China, is jointly owned and effectively managed by Mr. Jiang and Mr. Yu. Accordingly, it may be difficult for us to change our corporate structure or to bring claims against Focus Media Advertisement if Focus Media Advertisement does not perform its obligations under its contracts with us or Mr. Jiang and Mr. Yu do not cooperate with any such actions.
       Many of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities, and our ability to conduct our business may be negatively affected.
Contractual arrangements we have entered into among our subsidiaries and affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes or are ineligible for our tax exemption, or both, could substantially increase our taxes owed, and reduce our net income and the value of your investment.
       Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into among our subsidiaries and affiliated entities are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties. See “Managements’ Discussion and Analysis of Financial Condition and Results of Operations — Taxation” for a discussion of the transactions referred to above. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved in 2004, or that Focus Media Digital, Shanghai Focus Media Advertising Agency Co., Ltd., or Focus Media Advertising Agency, New Focus Media Advertisement or New Structure Advertisement are ineligible for their tax exemptions, would substantially increase our taxes owed and reduce our net income and the value of your investment. As a result of this risk, you should evaluate our results of operations and financial condition without regard to these tax savings.
We rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.
       We are a holding company, and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur. If any of our PRC operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements our PRC operating subsidiaries currently have in place with our PRC operating affiliates and their respective subsidiaries in a manner that would materially and adversely affect our PRC operating subsidiaries’ ability to pay dividends and other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by our PRC operating subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our PRC operating subsidiaries is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In addition, subject to certain cumulative limits, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC operating subsidiaries and our PRC operating affiliates are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2005, the amount of these restricted portions was approximately $75,911,158. Any limitation on the ability of our PRC operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
Some of our PRC operating affiliates previously engaged in activities outside the authorized scope of their business licenses. This could subject those companies to fines and other penalties, which could have a material adverse effect on our business.
       Under PRC law, the business license of a company sets forth the authorized scope of business it may legally undertake, and in order to engage in activities outside its authorized scope of business, it must apply for and receive approval to expand its scope of business. Three of our PRC operating affiliates, Focus Media Advertisement, Focus Media Technology and Shanghai On-Target Advertisement Co., Ltd., and, prior to our acquisition of them, four of our additional operating affiliates, Zhejiang Ruihong Focus Media Advertising Co., Ltd., Xiamen Advertising Co., Ltd., Shanghai Qianjian Advertising Co., Ltd. and Shanghai Perfect Media Advertising Co., Ltd., historically engaged in business activities that were not within the authorized scope of their respective business licenses. Each of these companies subsequently ceased such conduct or expanded the business scope of their respective business licenses to include such activities; and in the case of the four entities who exceeded their authorized business scope prior to our acquisition of them, we required such companies to cease such conduct or expand their business scope during the process of our acquiring them. While these companies all currently operate within their authorized scope of business, the relevant PRC authorities have the authority to impose fines or other penalties. In rare instances, these authorities may require the disgorgement of profits or revocation of the business license, but as a matter of practice, the authorities will typically only impose such an extreme penalty after repeated warnings where a violation is blatant and continuing. While we do not believe these past violations will have a material effect on our business, operations or financial condition, due to the discretionary nature of regulatory enforcements in the PRC, we cannot assure you that those of our PRC operating companies that exceeded the scope of their business licenses in the past will not be subject to such fines or penalties, including the disgorgement of profits or revocation of the business license of one or more of these companies, or that such fines or penalties will not have a material adverse effect on our business.
Our business operations may be affected by legislative or regulatory changes.
       There are no existing PRC laws or regulations that specifically define or regulate out-of-home television or mobile handset advertising. It has been reported that the relevant PRC government authorities are currently considering adopting new regulations governing out-of-home television advertising. We cannot predict the timing and effects of such new regulations. Changes in laws and regulations or the enactment of new laws and regulations governing placement or content of out-of-home advertising or distribution of mobile handset advertising, our business licenses or otherwise affecting our business in China may materially and adversely affect our business prospects and results of operations. For example, the PRC government has promulgated regulations allowing foreign companies to hold a 100%-interest in PRC advertising companies starting from December 10, 2005. We are not certain how the PRC government will implement this regulation or how it could affect our ability to compete in the advertising industry in China.
PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliates.
       In utilizing the proceeds of this offering, as an offshore holding company of our PRC operating subsidiaries and affiliates, we may make loans to our PRC subsidiaries and consolidated PRC affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:

•	loans by us to Focus Media Technology or to Framedia Investment, each a foreign invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange or its local counterpart; and

•	loans by us to Focus Media Advertisement or its subsidiaries, which are domestic PRC enterprises, must be approved by the relevant government authorities and must also be registered with the PRC State Administration of Foreign Exchange or its local counterpart.
       We may also determine to finance Focus Media Technology, Focus Media Digital and New Focus Media Advertisement through Focus Media Technology or Framedia Investment, by means of capital contributions. These capital contributions to Focus Media Technology and Framedia Investment must be approved by the PRC Ministry of Commerce or its local counterpart. Because Focus Media Advertisement and its subsidiaries are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues discussed in the “Regulation of Our Industry” section of this prospectus. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Framedia Investment, Focus Media Advertisement or any of their respective subsidiaries, including Framedia Advertisement, Guangdong Framedia and New Structure Advertisement. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.
Risks Relating to the People’s Republic Of China
       Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.
The PRC’s economic, political and social conditions, as well as governmental policies, could affect the financial markets in China and our liquidity and access to capital and our ability to operate our business.
       The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, under current PRC regulations, starting December 10, 2005, foreign entities are allowed to directly own 100% of a PRC advertising business if the foreign entity has at least three years of direct operations of an advertising business outside of China, or to directly own less than 100% of a PRC advertising business if the foreign entity has at least two years of direct operations of an advertising business outside of China. This may encourage foreign advertising companies with more experience, greater technological know-how and larger financial resources than we have to compete against us and limit the potential for our growth. Moreover, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
       The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to slow down specific segments of China’s economy which it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.
The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.
       The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 26 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Each of our PRC operating subsidiaries and affiliates is subject to PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. For example, these uncertainties may impede our ability to enforce the contracts we have entered into with Focus Media Advertisement and its subsidiaries. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operation. In addition, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the advertising industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with Focus Media Advertisement and its subsidiaries, and other foreign investors, including you.
Recent PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.
       The PRC National Development and Reform Commission, or NDRC, and SAFE recently promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.
       Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to file with the local branch of SAFE, with respect to that offshore company, any material change involving capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long term equity or debt investment or creation of any security interest over the assets located in China. If any PRC shareholder fails to make the required SAFE registration, the PRC subsidiaries of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into their PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.
       We cannot assure you that all of our shareholders who are PRC residents will comply with our request to make or obtain any registrations or approvals required under these regulations or other related legislation. Furthermore, as the regulations are relatively new, the PRC government has yet to publish implementing rules, and much uncertainty remains concerning the reconciliation of the new regulations with other approval requirements. It is unclear how these regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. The failure or inability of our PRC resident shareholders to comply with these regulations may subject us to fines and legal sanctions, restrict our overseas or cross-border investment activities, limit our ability to inject additional capital into our PRC subsidiaries and the ability of Focus Media Technology, Focus Media Digital, New Focus Media Advertisement or Framedia Investment, our PRC subsidiaries, to make distributions or pay dividends, or materially and adversely affect our ownership structure. If any of the foregoing events occur, our acquisition strategy and business operations and our ability to distribute profits to you could be materially and adversely affected. See “Regulation of Our Industry — Regulation of Foreign Exchange in Onshore and Offshore Transactions”.
The PRC tax authorities may require us to pay additional taxes in connection with our acquisitions of offshore entities that conducted their PRC operations through their affiliates in China.
       Our operations and transactions are subject to review by the PRC tax authorities pursuant to relevant PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, in the case of some of our acquisitions of offshore entities that conducted their PRC operations through their affiliates in China, we cannot assure you that the PRC tax authorities will not require us to pay additional taxes in relation to such acquisitions, in particular where the PRC tax authorities take the view that the previous taxable income of the PRC affiliates of the acquired offshore entities needs to be adjusted and additional taxes be paid. In the event that the sellers failed to pay any taxes required under PRC law in connection with these transactions, the PRC tax authorities might require us to pay the tax, together with late-payment interest and penalties. See “Managements’ Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions”.
If any of our PRC affiliates becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy those assets, which could reduce the size of our advertising network and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.
       To comply with PRC laws and regulations relating to foreign ownership restrictions in the advertising business, we currently conduct our operations in China through contractual arrangements with Focus Media Advertisement, its shareholders and subsidiaries. As part of these arrangements, Focus Media Advertisement and its subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of Focus Media Advertisement and its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.
Restrictions on currency exchange may limit our ability to utilize our revenues effectively.
       Substantially all of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account”, which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account”, which includes foreign direct investment and loans. Currently, each of Focus Media Technology and Framedia Investment may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to us, without the approval of SAFE. However, we cannot assure you that the relevant PRC governmental authorities will not further limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the State Administration of Foreign Exchange and other relevant PRC governmental authorities. This could affect the ability of each of Focus Media Technology and Framedia Investment to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.
Fluctuations in exchange rates could result in foreign currency exchange losses.
       Because our earnings and cash and cash equivalent assets are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Since July 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on June 15, 2006 the Renminbi was revalued against the U.S. dollar to approximately RMB7.9990 to the U.S. dollar. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue in the future which will be exchanged into U.S. dollars and earnings from and the value of any U.S. dollar-denominated investments we make in the future.
       Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.
Any future outbreak of severe acute respiratory syndrome or avian flu in China, or similar adverse public health developments, may severely disrupt our business and operations.
       From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. In addition, many countries, including China, have encountered incidents of the H5N1 strain of bird flu, or avian flu. This disease, which is spread through poultry populations, is capable in some circumstances of being transmitted to humans and is often fatal. A new outbreak of SARS or an outbreak of avian flu may result in health or other government authorities requiring the closure of our offices or other businesses, including office buildings, retail stores and other commercial venues, which comprise the primary locations where we provide our advertising services. Any recurrence of the SARS outbreak, an outbreak of avian flu or a development of a similar health hazard in China, may deter people from congregating in public places, including a range of commercial locations such as office buildings and retail stores. Such occurrences would severely impact the value of our out-of-

home advertising network to advertisers, significantly reduce the advertising time purchased by advertisers and severely disrupt our business and operations.
Risks Relating to this Offering, Our ADSs and Our Trading Markets
The price of our ADSs has been volatile and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.
       The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since July 13, 2005, the closing prices of our ADSs on the Nasdaq National Market has ranged from $17.60 to $69.95 per ADS and the last reported sale price on June 15, 2006 was $54.50. Our ADS price may fluctuate in response to a number of events and factors. The financial markets in general, and the market prices for many PRC companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies.
       In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. Factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our advertising network could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future.
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.
       Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs. For example, we issued 22,157,003 new ordinary shares in connection with our acquisition of Framedia and in 2007 we may be required to issue additional new ordinary shares based on a fixed ordinary share price of $2.456 per ordinary share up to $88.0 million to the former shareholders of Framedia if Framedia meets agreed upon earnings and operating targets in 2006. In addition, upon completion of our acquisition of Target Media in February 2006, we issued 77.0 million of our ordinary shares to the current shareholders of Target Media Holdings. We may also be required to issue up to 3.0 million of our ordinary shares to the former shareholders of Focus Media Wireless based on certain earnings targets for 2006 and 2007. See “Our Recent Significant Acquisitions”.
       There are 512,766,773 ordinary shares (equivalent to 51,276,677 ADSs) outstanding as of the date of this prospectus. In addition, as of June 13, 2006, there were outstanding options to purchase 36,102,420 ordinary shares, 6,555,580 of which are exercisable as of that date. 291,715,933 of our ordinary shares outstanding as of the date of this prospectus are “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 under the Securities Act or another exemption from registration thereunder.
       In connection with this offering, we and the selling shareholders have agreed not to sell any ordinary shares or ADSs for 90 days after the date of this prospectus without the written consent of the underwriters and subject to certain exceptions. In addition, in connection with our initial public offering on July 13, 2005, we, our controlling shareholders, the selling shareholders in our initial public offering and our directors and executive officers agreed, until July 13, 2006 to sell no more than half of their ordinary shares or ADSs owned immediately prior to the initial public offering, which sales include sales from the initial public offering, the public offering of additional ADSs pursuant to the underwriters’ exercise of their over-allotment option in August 2005, the public offering of additional ADSs in January 2006, the public offering of additional ADSs pursuant to the underwriters’ exercise of their over-allotment option in February 2006 and this offering. In order to facilitate this offering, the underwriters to the initial public offering have released these securities from these restrictions with regard to us and the selling shareholders participating in this offering. Moreover, the underwriters may from time to time continue to release other securities of ours or those held by our shareholders that are currently subject to lock-up, subject to applicable regulations of the National Association of Securities Dealers, or NASD. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.
A significant percentage of our outstanding ordinary shares is beneficially owned by Jason Nanchun Jiang, our founder, chairman and chief executive officer, and as a result, he may have significantly greater influence on us and our corporate actions by nature of the size of his shareholdings relative to our public shareholders.
       Following this offering, Jason Nanchun Jiang beneficially will own, through his 100% ownership of JJ Media Investment Holding Ltd., approximately 17.38% of our outstanding ordinary shares or 16.43% if the underwriters exercise their option to purchase additional ADSs in full. Jason Nanchun Jiang is currently and is expected to remain an affiliate within the meaning of the Securities Act after the offering, due to the size of his respective shareholdings in us after the offering. Accordingly, Jason Nanchun Jiang has significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Further, Jason Nanchun Jiang is also an 85% shareholder of our affiliated PRC entity, Focus Media Advertisement, with which we have contractual arrangements that are essential to our business. The continuing cooperation of Focus Media Advertisement, and its shareholders, branches and subsidiaries, is important to our business. Without Jason Nanchun Jiang’s consent, we could be prevented from entering into transactions or conducting business that could be beneficial to us. Accordingly, Mr. Jiang’s control of Focus Media Advertisement could hinder any change in control of our business, particularly where such change of control would benefit shareholders other than Mr. Jiang. It would be difficult for us to change our corporate structure if any disputes arise between us and Mr. Jiang or if he fails to carry out his contractual and fiduciary obligations to us. Thus, Jason Nanchun Jiang’s interests as an officer and employee may differ from his interests as a shareholder or from the interests of our other shareholders, including you.
Anti-takeover provisions in our charter documents may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares at a premium.
       Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.
       For example, our board of directors will have the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if the Board of Directors issues preference shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.
       In addition, some actions require the approval of a supermajority of at least two thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, further depriving our shareholders of an opportunity to sell their shares at a premium. In addition, our directors serve terms of three years each, which terms are not staggered. The length of these terms could present an additional obstacle against the taking of action, such as a merger or other change of control, that could be in the interest of our shareholders.
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.
       Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
       As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.
Judgments obtained against us by our shareholders may not be enforceable.
       We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not resident in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.
We have not determined a specific use for a portion of our net proceeds from this offering and we may use these proceeds in ways with which you may not agree.
       We have not determined a specific use for a portion of our net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or lose value.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement.
       Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.
The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.
       Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.
       The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.
You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.
       The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.
You may be subject to limitations on transfer of your ADSs.
       Your ADSs represented by American Depositary Receipts are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

FORWARD-LOOKING STATEMENTS
       This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our ability to acquire businesses complementary to our core business and integrate the acquired companies into our business;

•	achieving anticipated or potential synergies with companies we acquire, including Framedia, Target Media, E-Times and Focus Media Wireless;

•	our plans to expand our advertising network into new cities and regions in China and diversify into new networks, such as WAP-based mobile handset advertising and outdoor LED billboard advertising, and new advertising channels;

•	the growth or acceptance of Framedia’s poster frame network, Focus Media Wireless’s mobile handset advertising network and our outdoor LED billboard network;

•	our plan to develop our business into a multi-platform out-of-home advertising network, including through operation of Focus Media Wireless’s mobile handset advertising network services;

•	our plan to identify and create additional advertising channels that target specific consumer demographics, which could allow us to increase our advertising revenue;

•	competition in the PRC advertising industry;

•	the expected growth in the urban population, consumer spending, average income levels and advertising spending levels;

•	PRC governmental policies and regulations relating to the advertising industry and regulations and policies promulgated by the State Administration of Foreign Exchange;

•	other risks outlined in our filings with the Securities and Exchange Commission, including our registration statements on Form F-1, as amended; and

•	those other risks identified in “Risk Factors” of this prospectus.
       These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from or worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and other sections of this prospectus.
       This prospectus also contains data relating to the advertising industry that includes projections based on a number of assumptions. The advertising market may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In particular, the relatively new and rapidly changing nature of the out-of-home advertising sector subjects any projections or estimates relating to the growth prospects or future condition of our sector to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
       The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

OUR CORPORATE STRUCTURE
Our History
       Our predecessor company, Shanghai Aiqi Advertisement Co., Ltd., or Aiqi Advertisement, was established by immediate family members of Jason Nanchun Jiang in September 1997 and operated as an advertising agency. In May 2003, Aiqi Advertisement discontinued its advertising agency business, was renamed Shanghai Focus Media Advertisement Co., Ltd., commenced operation of our out-of-home television advertising network in China and reorganized its shareholdings. At the same time, we entered into arrangements with Focus Media Advertisement that resulted in the consolidation of Focus Media Advertisement. Following this reorganization Jason Nanchun Jiang continued to hold a controlling interest in Focus Media Advertisement.
       In conjunction with the change in our business model in May 2003 and to facilitate foreign investment in our company, we established our offshore holding company, Focus Media Holding Limited as a company registered in the British Virgin Islands in April 2003. In April 2005, we completed the process of changing Focus Media Holding Limited’s corporate domicile to the Cayman Islands and we are now a Cayman Islands company. On July 13, 2005, our ADSs were listed for quotation on the Nasdaq National Market.
       In January 2006, we acquired Framedia and E-Times, which operate networks of advertising poster frames placed primarily in elevators and public areas of residential complexes in China. In February 2006, we acquired Target Media. Target Media operated an out-of-home advertising network using flat-panel displays placed in elevator lobbies and other public areas in commercial buildings, hospitals, hotels, banks, residential buildings, convenience stores and other locations in cities in China. Following the acquisition of Target Media, we combined Target Media’s network into our existing commercial location and in-store networks. Other than holding their existing contracts, the former Target Media entities no longer conduct any operations, and the combined network is operated through our existing corporate entities. In March 2006, we acquired Focus Media Wireless, which operates a WAP-based advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. See “Our Recent Significant Acquisitions”.
Our Corporate Structure and Contractual Arrangements
       Substantially all of our operations are conducted in China as follows:

•	with regard to the operation of our out-of-home television networks, through Focus Media Technology, our indirect wholly-owned subsidiaries in China, Focus Media Digital, a 90%-owned subsidiary of Focus Media Technology, and New Focus Media Advertisement, a 90%-owned subsidiary of Focus Media Digital, and through our contractual arrangements with several of our consolidated affiliated entities in China, including Focus Media Advertisement, and its subsidiaries. Focus Media Advertisement owns the remaining 10% equity interest in Focus Media Digital and New Focus Media Advertisement;

•	with regard to the operation of our poster frame network, through Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, each of which is 90% owned by Focus Media Advertisement and 10% owned by Focus Media Advertising Agency, respectively; and

•	with regard to the operation of our mobile handset advertising network, through Focus Media Wireless, which is 90% owned by Focus Media Advertisement and 10% owned by Focus Media Advertising Agency, respectively.
       Each of Framedia Investment and Dotad Technology and their respective affiliated entities and shareholders, have entered into contractual arrangements substantially similar to those control agreements entered into among Focus Media Technology, Focus Media Digital, New Focus Media Advertisements, Focus Media Advertisement and its shareholders and subsidiaries. See “Related

Party Transactions — Agreements Among Focus Media Advertisement, Focus Media Advertising Agency, Framedia Investment, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement” and “— Agreements Among Focus Media Advertisement, Focus Media Advertising Agency, Focus Media Wireless and Dotad Technology”.
       The following diagram illustrates our current corporate structure other than dormant entities and the former Target Media entities, which aside from holding their existing contracts, no longer conduct any operations:

(1)	Loans used to capitalize our PRC operating companies and to facilitate our control over them.

(2)	Agreements that give us effective control over Focus Media Advertisement and its subsidiaries, as described in “Related Party Transactions”.

(3)	Agreement that transfer a substantial portion of the economic benefits of Focus Media Advertisement and its subsidiaries to us, as described in “Related Party Transactions”.

(4)	Agreements that give Framedia Investment effective control over the PRC-based operations of Framedia, as described in “Related Party Transactions”.

(5)	The remaining equity interests in Focus Media Advertisement’s subsidiaries are held by Jimmy Wei Yu, Focus Media Advertising Agency or unrelated third parties.

(6)	Agreements that give Dotad Technology effective control over the PRC-based operations of Focus Media Wireless, as described in “Related Party Transactions”.

(7)	Our out-of-home television network operations comprises our commercial location, in-store and outdoor LED networks.
       In connection with its entry into the World Trade Organization, China is required to relax restrictions on foreign investment in the advertising industry in China. Accordingly, PRC regulations stipulate that starting from December 10, 2005, foreign investors are allowed to directly own 100% of PRC companies operating an advertising business if the foreign entity has at least three years of direct operations in the advertising business outside of China or to directly own less than 100% if the foreign entity has at least two years of direct operations in the advertising business outside of China. We do not currently directly operate an advertising business outside of China and cannot qualify for direct ownership of a PRC advertising company under PRC regulations any earlier than two or three years, respectively, after we commence any such operations or until we acquire a company which has directly operated an advertising business for the required period of time. We do not currently know how or when we will be able to qualify under these regulations. Even if we do qualify in the future, it may be burdensome or not cost effective for us to meet the required criteria for direct ownership. If and when we qualify for direct ownership, we intend to explore the commercial feasibility of changing our current structure, including possibly direct ownership of Focus Media Advertisement and its subsidiaries, taking into consideration relevant cost, market, competitive and other factors. In the event we take such steps, we cannot assure you that we will be able to identity or acquire a qualified foreign company for a possible future restructuring or that any restructuring we may undertake to facilitate direct ownership will be successful.
       Accordingly, since we have not been involved in the direct operation of an advertising business outside of China, our domestic PRC subsidiaries, Focus Media Technology and Focus Media Digital, which are considered foreign-invested, are currently ineligible to apply for the required advertising services licenses in China. Our advertising business is currently mainly provided through contractual arrangements with our consolidated affiliated entities in China, including (i) Focus Media Advertisement and its subsidiaries with regard to our commercial location, in-store and outdoor LED networks, (ii) Framedia Advertisement, Guangdong Framedia and New Structure Advertisement with regard to our poster frame network, and (iii) Focus Media Wireless with regard to our mobile handset advertising network. Focus Media Advertisement is owned by two PRC citizens, Jason Nanchun Jiang, our chairman and chief executive officer, and Jimmy Wei Yu, one of our directors, affiliated with UCI Group (China) Limited, one of our principal shareholders, while each of Framedia Advertisement, Guangdong Framedia, New Structure Advertisement and Focus Media Wireless is owned by Focus Media Advertisement and Focus Media Advertising Agency. Each of Focus Media Advertisement, several of its subsidiaries, our newly established indirect subsidiary New Focus Media Advertisement, Framedia Advertisement, Guangdong Framedia, New Structure Advertisement and Focus Media Wireless, which we refer to collectively as our PRC operating affiliates, holds the requisite licenses to provide advertising services in China. In 2006, we expect to begin operating a portion of our advertising business through our 90%-owned indirect subsidiary New Focus Media Advertisement after which time we will no longer entirely rely on contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders for the operation of our advertising business.
       We have been and are expected to continue to be dependent on our PRC operating affiliates to operate our advertising business until we acquire them as our wholly-owned subsidiaries. We and Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Framedia Investment and Dotad Technology, which we refer to as our wholly-foreign owned entities, have entered into contractual arrangements with their respective PRC operating affiliates and shareholders, pursuant to which:

•	we are able to exert effective control over our PRC operating affiliates;

•	a substantial portion of the economic benefits of our PRC operating affiliates will be transferred to us; and

•	each of our wholly-foreign owned entities or their respective designees has an exclusive option to purchase all or part of the equity interests in our PRC affiliated entities or their respective nominee holders, or, in some cases, all or part of the assets of our PRC affiliated entities, in each case when and to the extent permitted by PRC law.
       Each of our contractual arrangements with our PRC affiliated entities and their respective shareholders and subsidiaries can only be amended with the approval of our audit committee or another independent body of our board of directors. See “Related Party Transactions” for further information on our contractual arrangements with these parties.
       In the opinion of Global Law Office, our PRC legal counsel:

•	the respective ownership structures of Focus Media, Framedia, Focus Media Wireless and their respective PRC operating affiliates and subsidiaries are in compliance with existing PRC laws and regulations;

•	the contractual arrangements among Focus Media, Framedia, Focus Media Wireless and their respective PRC operating affiliates, subsidiaries and shareholders, in each case governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the PRC business operations of Focus Media, Framedia, Focus Media Wireless and their respective PRC operating affiliates and subsidiaries as described in this prospectus, are in compliance with existing PRC laws and regulations in all material respects.
       We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in advertising businesses, we could be subject to severe penalties. See “Risk Factors — If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”, “— Our business operations may be affected by legislative or regulatory changes” and “— The PRC legal system embodies uncertainties which could limit the legal protections available to you and us”.

USE OF PROCEEDS
       We estimate that we will receive net proceeds from this offering of approximately $50.8 million, or approximately $82.2 million if the underwriters exercise their option in full to purchase additional ADSs, after deducting underwriting discounts and the estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.
       We anticipate using approximately $24.0 million of the net proceeds of this offering to fund a portion of the cash consideration in connection with our acquisition of Target Media and $20.0 million for capital expenditures in connection with the expansion of our network. We may use any remaining amounts for future strategic acquisitions and general corporate purposes. If and when we qualify for direct ownership of Focus Media Advertisement, as discussed more fully in “Our Corporate Structure — Our Corporate Structure and Contractual Arrangements”, we may explore the possibility of using a portion of the proceeds of this offering to acquire Focus Media Advertisement, taking into consideration relevant cost, market, competitive and other factors.
       The foregoing represents our current intentions with respect to the use of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of new business opportunities, unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.
       To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. It is possible that we may become a passive foreign investment company for United States federal income tax purposes, which could result in negative tax consequences for you. These consequences are described in more detail in “Risk Factors — Risks Relating to Our Business and Industry — We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors” and “Taxation — United States Federal Income Taxation — Passive Foreign Investment Companies”.
       In utilizing the proceeds of this offering in the manner described above, as an offshore holding company of our PRC operating subsidiaries and affiliates, we may make loans to our PRC subsidiaries and consolidated PRC affiliated entities, or we may make additional capital contributions to our PRC subsidiaries. Any loans to our PRC subsidiaries or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:

•	loans by us to Focus Media Technology and Focus Media Digital through Focus Media Technology, each a foreign invested enterprise, to finance its activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange or its local counterpart; and

•	loans by us to Focus Media Advertisement or its subsidiaries, which are domestic PRC enterprises, must be approved by the relevant government authority and must also be registered with the State Administration of Foreign Exchange or its local counterpart.
       We may also determine to finance Focus Media Technology, Focus Media Digital, New Focus Media Advertisement through Focus Media Technology, Framedia Investment or Dotad Technology by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because Focus Media Advertisement, Framedia Advertisement, Guangdong Framedia, New Structure Advertisement, Focus Media Wireless and their respective subsidiaries are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues discussed in “Regulation of Our Industry” included elsewhere in this prospectus. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Framedia Investment, Focus Media Wireless, Focus Media Advertisement or any of their respective subsidiaries. See “Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries and affiliates”.

DIVIDEND POLICY
       We have not previously declared any dividends. In 2004, we recorded deemed dividends of $8.3 million, $2.2 million and $13.4 million in connection with our Series A, Series B and Series C-1 and Series C-2 convertible redeemable preference shares, of which $4.9 million of the deemed dividend related to the difference between the fair value at that time of the Series C-1 convertible redeemable preference shares and ordinary shares in connection with a sale of 9,729,600 ordinary shares by Jason Nanchun Jiang, our chairman and CEO, to a third-party investor, which shares were redesignated as Series C-1 convertible redeemable preference shares. These deemed dividends were not cash dividends and upon conversion of our Series A, Series B and Series C-1 and Series C-2 convertible redeemable preference shares into ordinary shares, we are no longer required to record deemed dividends prospectively. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our ordinary shares, or indirectly on our ADSs, for the foreseeable future.
       Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. In addition, we can pay dividends only out of our profits or other distributable reserves. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Other distributions, if any, will be paid by the depositary to holders of our ADSs in any means it deems legal, fair and practical. Any dividend will be distributed by the depositary, in the form of cash or additional ADSs, to the holders of our ADSs. Cash dividends on our ADSs, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares”.

MARKET PRICE INFORMATION FOR OUR ADSs
       Our ADSs, each representing ten of our ordinary shares, have been listed on the Nasdaq National Market since July 13, 2005. Our ADSs trade under the symbol “FMCN”. For the period from July 13, 2005 to June 15, 2006 the trading price of our ADSs on Nasdaq has ranged from US$17.60 to US$69.95 per ADS. The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market Inc. for each of the twelve months since July 2005.

	Sale Price

	High	Low

	US$	US$
Monthly Highs and Lows
2005 (from July 13)
July (from July 13 until July 31)	21.00	17.60
August	22.09	18.25
September	27.00	18.25
October	27.31	22.50
November	31.94	26.00
December	35.30	29.70
2006
January	53.34	34.51
February	56.95	47.71
March	59.99	50.00
April	65.15	54.00
May	69.95	60.14
June (through June 15)	68.69	50.84

CAPITALIZATION
       The following table sets forth, as of March 31, 2006:

•	our actual capitalization; and

•	our pro forma capitalization, to give effect to the issuance and sale of 1,000,000 ADSs offered by our company in this offering at a public offering price of $54.00 per ADS, after deducting underwriting discounts, commissions and estimated offering expenses.
       You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

	As of March 31, 2006

	Actual
		Pro Forma(1)(2)

	(in thousands of
	U.S. dollars, except for
	share data)
Short term borrowings(3)	$8,024	$8,024
Shareholders’ Equity:
Ordinary shares ($0.00005 par value; 19,800,000,000 shares authorized; 506,457,633 shares issued and outstanding (actual) and 516,457,633 shares issued and outstanding)(pro forma)	$25	$26
Additional paid-in capital	530,089	580,895
Retained earnings	22,430	22,430
Accumulated other comprehensive loss	3,339	3,339

Total shareholders’ equity	555,883	606,690

Total capitalization	$563,907	$614,714

(1)	Assumes that the underwriters do not exercise their over-allotment option.

(2)	To give effect to this offering.

(3)	None of our short-term borrowings is guaranteed.

EXCHANGE RATES
       Our operating businesses are currently conducted in China and substantially all of our revenues and expenses are denominated in Renminbi. The People’s Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s inter-bank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2.0% against the U.S. dollar. Since then, the PRC government has made, and may in the future make, further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.
       The conversion of Renminbi into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, this prospectus contains translations of Renminbi at $1.00 to RMB8.0167, which was the prevailing rate on March 31, 2006. The prevailing rate at June 15, 2006 was $1.00 to RMB7.9990. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
       The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Renminbi per U.S. dollar noon buying rate

	Average	High	Low	Period-End

2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1940	8.2765	8.0702	8.0702
December	8.0755	8.0808	8.0702	8.0702
2006
January	8.0654	8.0702	8.0596	8.0608
February	8.0512	8.0616	8.0415	8.0415
March	8.0350	8.0505	8.0167	8.0167
April	8.0143	8.0240	8.0050	8.0140
May	8.0140	8.0300	8.0025	8.0215
June (through June 15)	8.0101	8.0225	7.9985	7.9990

Source: Federal Reserve Bank of New York.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
       The following selected consolidated financial information has been derived from our consolidated financial statements. Our consolidated financial statements are prepared by including the financial statements of Focus Media Advertisement, formerly Aiqi Advertising, through May 2003 and our consolidated financials, which include the consolidation of Focus Media Advertisement as a variable interest entity, thereafter and presented in accordance with U.S. GAAP. Our statements of operations for 2002, 2003, 2004 and 2005 and our balance sheets as of December 31, 2002, 2003, 2004 and 2005 have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those financial statements is included elsewhere in this prospectus.
       Our selected consolidated financial information for the years ended December 31, 2001 have been derived from Focus Media Advertisement unaudited consolidated financial statements, which are not included in this prospectus. Our statement of operations for each of the three months ended March 31, 2005 and 2006 and balance sheet data as of March 31, 2005 and 2006 has been derived from our unaudited consolidated financial data which has been included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period. The selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
       Prior to May 2003, we operated as an advertising agency, the operations and services of which differ markedly from our current business. As an advertising agency, we assisted media companies in selling their advertising time or space to companies seeking to advertise in exchange for a commission. In May 2003, we ceased acting as an advertising agency and commenced our current business as an operator of an out-of-home advertising network, consisting first of our commercial location network. In April 2005, we commenced commercial operations of our in-store network and through our acquisition of Framedia, we commenced operation of our poster frame network on January 1, 2006. In February 2006, we acquired Target Media and in March 2006, we acquired Focus Media Wireless.

						For the
						three months
	For the year ended December 31,					ended March 31,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands of U.S. dollars)
Selected Consolidated Statements of Operations Data:
Net revenues:
Commercial location network(1)			$3,369	$26,321	$61,435	$9,432	$21,472
In-store network(1)			—	—	5,469	—	5,293
Poster frame network(1)			—	—	—	—	6,067

Advertising service revenue(1)	—	—	3,369	26,321	66,904	9,432	32,832

Advertising equipment revenue	—	—	389	2,889	1,325	142	304

Total net revenues	30	24	3,758	29,210	68,229	9,574	33,136

						For the
						three months
	For the year ended December 31,					ended March 31,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands of U.S. dollars)
Cost of revenues:
Net advertising service cost:
Commercial location network			1,566	6,746	17,943	2,903	8,035
In-store network			—	—	7,423	286	3,973
Poster frame network			—	—	—	—	2,397
Advertising service cost	—	—	1,566	6,746	25,366	3,189	14,405
Advertising equipment cost	—	—	275	1,934	976	71	232
Total cost of revenues	—	—	1,841	8,680	26,342	3,260	14,637
Gross profit	30	24	1,917	20,530	41,887	6,314	18,499
Operating expenses:
General and administrative	28	21	985	3,988	9,120	1,881	4,395
Selling and marketing	2	3	407	3,454	9,544	1,492	4,057
Amortization of acquired intangibles	—	—	—	77	437	67	999
Goodwill impairment loss	—	—	—	58	—	—	—

Total operating expenses	30	24	1,392	7,577	19,101	3,440	9,451

Income from operations	—	—	525	12,953	22,786	2,874	9,048
Interest income	—	—	1	10	1,762	11	916
Other income (expense), net	—	—	(9)	(4)	(161)	5	46
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	—	—	—	(11,692)	—	—	—

Income before income taxes and minority interest	—	—	517	1,267	24,387	2,890	10,010
Total income taxes	—	—	482	908	694	248	617
Minority interest	—	—	(8)	(13)	145	0	(40)
Equity loss of affiliates	—	—	(18)	—	—	—	—

Net income	—	—	$25	$372	$23,548	$2,642	$9,433

						For the three months ended
	For the year ended December 31,					March 31,

	2001	2002	2003	2004	2005	2005	2006

	(in thousands of U.S. dollars, except share and per share data)
Earnings per share data:
Deemed dividend on Series A convertible redeemable preference shares(2)	—	—	—	(8,308)	—	—	—
Deemed dividend on Series B convertible redeemable preference shares(2)	—	—	—	(2,191)	—	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares(2)	—	—	—	(13,356)	—	—	—
Premium of Series B convertible redeemable preference shares	—	—	—	12,906	—	—	—
Income (loss) attributable to holders of ordinary shares	$—	$—	$25	$(10,577)	$23,548	$2,642	$9,433
Income (loss) per share — basic	$—	$—	$0.00	$(0.07)	$0.09	$0.02	$0.02
Income (loss) per share — diluted	$—	$—	$0.00	$(0.07)	$0.06	$0.01	$0.02
Shares used in calculating basic income per share	—	—	144,657,600	160,998,600	252,128,545	142,464,600	438,232,094
Shares used in calculating diluted income per share	—	—	144,657,600	160,998,600	365,938,094	315,212,608	465,895,318

	As of December 31,
						As of March 31,
	2001	2002	2003	2004	2005	2006

	(in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12	$15	$716	$22,669	$36,653	$41,863
Other current assets(3)	120	106	1,902	12,713	104,988	83,440
Non-current assets(4)	12	8	2,688	21,033	70,713	523,442
Total assets	144	129	5,306	56,415	212,354	648,745
Total current liabilities	22	7	4,119	8,634	20,694	92,403
Minority interest	—	—	4	81	245	460
Mezzanine equity	—	—	—	53,273	—	—
Total shareholders’ equity (deficiency)	$122	$122	$1,183	$(5,573)	$191,415	$555,882

	As of December 31,
				As of March 31,
	2003	2004	2005	2006

Selected Operating Data:
Number of displays in our commercial location network:
Our direct cities	827	12,786	45,049	71,230
Our regional distributors(5)	201	2,629	3,177	3,779
Total	1,028	15,415	48,226	75,009
Number of displays in our in-store network	—	—	27,849	33,765
Number of stores in our in-store network	—	—	4,130	5,218
Number of installed frames(6)	—	—	—	74,353

	For and as of the three months ended

	March 31,	June 30,	September 30,	December 31,	March 31,
	2005	2005	2005	2005	2006

Commercial Location Network(7):
Number of time slots available for sale(8)	6,010	6,737	8,346	9,028	10,717
Number of time slots sold(9)	1,998	3,057	4,240	4,648	3,904
Average utilization rate(10)	33.2%	45.4%	50.8%	51.5%	36.4%
Average quarterly advertising service revenue per time slot sold (US$)	$4,721	$4,573	$4,077	$4,461	$4,882
In-store Network(11):
Number of time slots available for sale(8)	—	—	—	—	245,314
Number of time slots sold(9)	—	—	—	—	76,498
Average utilization rate(10)	—	—	—	—	31.2%
Average quarterly advertising service revenue per time slot sold (US$)	—	—	—	—	$69
Poster Frame Network(12):
Number of frame slots available for sale(13)	—	—	—	—	208,659
Number of frame slots sold(14)	—	—	—	—	90,262
Occupancy rate(15)	—	—	—	—	43.3%
Average advertising service revenue per frame slot (US$)(ASP)	—	—	—	—	$67

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our commercial location network amounted to $1,405, $311,770, $2,788,233, $5,991,497, $936,405 and $2,081,512 in 2002, 2003, 2004 and 2005 and for the three months ended March 31, 2005 and 2006, respectively. Business tax on advertising service revenue for our in-store network amounted to $524,271, $nil and $524,357 in 2005 and for the three months ended March 31, 2005 and 2006. Business tax on advertising service revenue for our poster frame network amounted to $590,972 for the three months ended March 31, 2006. Business tax includes business tax of 5.55% and cultural industries tax of 4.0% of our gross advertising service revenue.

(2)	We are no longer required to record deemed dividends prospectively following conversion at the closing of our initial public offering of our Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares into ordinary shares.

(3)	Other current assets is equal to total current assets less cash and cash equivalents.

(4)	Non-current assets is equal to total assets less total current assets.

(5)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate or exact.

(6)	Number of installed frames includes frames we currently market and frames that have been installed, for instance, in buildings that are still under construction and which we have not yet begun to market.

(7)	Starting January 1, 2006, time slot data presented for our commercial location network includes only data related to our premier office building A channel. For the three months ended March 31, 2006, advertising services revenues from our premier office building A channel accounted for 91.2% of advertising service revenue for our commercial location network.

(8)	For our commercial location network, includes the time slots for our directly operated cities and the time slots we are entitled to sell on the portion of our network operated by our regional distributors. Number of time slots available refers to the number of 30-second equivalent time slots available on our network during the period presented and is calculated by taking the total advertising time available on our network during the period presented, calculated in aggregate seconds, which we then divide by 30 to determine the number of 30-second equivalent time slots available. For our commercial location network, the number of advertising time slots available for sale is determined by the number of cities in which we directly operate, the two-ninths portion of time slots on our regional distributors’ networks which we have the right to sell and the length of the advertising cycle, which is currently twelve minutes in all of our directly operated cities. For our in-store network, the number of advertising time slots available for sale is determined by the number of stores in which we operate.

(9)	Number of time slots sold refers to the number of 30-second equivalent time slots sold during the period presented and is calculated by taking the total advertising time we sold during the period presented, calculated in aggregate seconds, which we then divide by 30 to determine the number of 30-second equivalent time slots sold.

(10)	Utilization rate refers to total time slots sold as a percentage of total time slots available during the relevant period.

(11)	We commenced operation of our in-store network in April 2005.

(12)	We commenced operation of our poster frame network in January 2006.

(13)	Includes the number of frame slots available on a monthly basis within each three month period.

(14)	Includes the number of frame slots sold on a monthly basis within each three month period.

(15)	Occupancy rate refers to the total number of frame slots sold as a percentage of total frame slots available during the relevant period.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
       You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. In addition, our consolidated financial statements and the financial data included in this prospectus reflect our reorganization and have been prepared as if our current corporate structure had been in place throughout the relevant periods. The following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. For additional information regarding these risks and uncertainties, see “Risk Factors”.
Overview
       Our out-of-home advertising network consists of (i) our commercial location, in-store and outdoor LED networks, which we collectively refer to as our out-of-home television networks, (ii) our poster frame network and (iii) our mobile handset advertising network. We have experienced significant revenue and earnings growth, and the size of our network has grown significantly, since the commercial launch of our advertising network in May 2003.
       The significant increase in our operating results since we commenced our current business operations is attributable to a number of factors, including the substantial expansion of our flat-panel display network, the launch and ongoing expansion of our in-store network, the commencement of operations of our poster frame network, the successful execution of strategic acquisitions, such as our acquisition of Framedia, Target Media, Focus Media Wireless and a number of our regional distributors, and the growing acceptance of our multi-platform network as an appealing advertising medium by our clients.
       We expect our future growth to be driven by a number of factors and trends including:

•	Overall economic growth in China, which we expect to contribute to an increase in advertising spending in major urban areas in China where consumer spending is concentrated;

•	The expansion of our commercial location network since we completed our acquisition of Target Media;

•	Our ability to expand our network into new locations and additional cities;

•	Our ability to expand our sales force and engage in increased sales and marketing efforts;

•	Our ability to increase sales of advertising time slots and extend the duration of our advertising cycle on our commercial location and in-store networks;

•	Our ability to expand our client base through promotion of our services and cross-selling;

•	Our ability to successfully operate and expand our poster frame network, which we acquired from Framedia in January 2006, including increasing the number of residential complexes in which we place advertising poster frames;

•	Our ability to expand our in-store network which commenced operation in April 2005;

•	Our ability to integrate Target Media’s former out-of-home television advertising networks into our commercial location network and in-store network;

•	Our ability to identify and create new advertising channels by establishing separate advertising networks that enable advertisers to target a diverse range of consumer groups with specific demographic profiles. Our commercial location network is currently marketed as six separate channels targeting different types of consumers: our premier A and B office building channels, our travel channel, our fashion channel, our elite channel and our healthcare channel;

•	Our ability to successfully enter into the mobile handset network advertising business, in part through our recent acquisition of Focus Media Wireless;

•	Our ability to successfully operate and market our new outdoor LED network; and

•	Our ability to acquire companies that operate advertising businesses complementary to our existing operations.

       Because our primary source of revenue is our advertising service revenue, we focus on factors that directly affect our advertising service revenue such as the number of advertising time slots that we have available for sale and the price we charge for our advertising time slots after taking into account any discounts. The effective price we charge advertising clients for time slots on our network is affected by the attractiveness of our network to advertisers, the level of demand for time slots in each city and the perceived effectiveness of our network in achieving the goals of our advertising clients. The attractiveness and effectiveness of our commercial location network is in turn directly related to our ability to secure and retain prime locations for our displays and to increase the number of displays, locations and cities in our network.
       As we continue to expand our network, we expect to face a number of challenges. We have expanded our network rapidly, and we, as well as our competitors, have occupied many of the most desirable locations in China’s major cities. In order to continue expanding our network in a manner that is attractive to potential advertising clients, we may continue to enter into new advertising media platforms and to establish additional stand-alone networks that provide effective channels for advertisers. In addition, we must react to continuing technological innovations, such as the potential uses of wireless and broadband technology in our network, and changes in the regulatory environment, such as the regulations allowing 100% foreign ownership of PRC advertising companies and new regulations governing cross-border investment by PRC persons.
       Our financial results since the beginning of 2006 also include those of Framedia that we acquired on January 1, 2006, of Target Media that we acquired on February 28, 2006 and, starting in the second quarter of 2006, those of Focus Media Wireless that we acquired in March 2006.
Revenues
       In 2003, 2004 and 2005, and for the three months ended March 31, 2006, we had total revenues of $3.8 million, $29.2 million, $68.2 million and $33.1 million, respectively. We generate revenues primarily from the sale of advertising time slots on our out-of-home television advertising networks and, beginning in 2006, from the sale of frame space on our poster frame network. Our advertising service revenue includes the sale of advertising time slots on our network, as well as a small amount of revenue attributable to other advertising related services we provide to our advertising clients. We also derive revenues from the sale of our flat-panel displays to regional distributors, which we refer to as our advertising equipment revenue. In 2003, 2004 and 2005, and for the three months ended March 31, 2006, our advertising service revenue accounted for 89.6%,

90.1%, 98.1% and 99.1% of our total revenues, respectively. The following table sets forth a breakdown of our total revenues for the periods indicated:

	For the year ended December 31,						For the three months ended March 31,

	2003		2004		2005		2005		2006

		% of		% of		% of		% of		% of
		total		total		total		total		total
	$	revenues	$	revenues	$	revenues	$	revenues	$	revenues

	(in thousands of U.S. dollars, except percentages)
Net revenues:
Commercial location network(1)	$3,369	89.6%	$26,321	90.1%	$61,435	90.0%	$9,432	98.5%	$21,472	64.8%
In-store network:(1)	—	—	—	—	5,469	8.0%	—	—	5,293	16.0%
Poster frame network(1)	—	—	—	—	—	—	—	—	6,067	18.3%
Advertising service revenue	3,369	89.6%	26,321	90.1%	66,904	98.1%	9,432	98.5%	32,832	99.1%
Advertising equipment revenue	389	10.4%	2,889	9.9%	1,325	1.9%	142	1.5%	304	0.9%

Total revenues	$3,758	100.0%	$29,210	100.0%	$68,229	100.0%	$9,574	100.0%	$33,136	100.0%

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our commercial location network amounted to $311,770, $2.8 million, $6.0 million, $936,405 and $2.1 million in 2003, 2004 and 2005, and for the three months ended March 31, 2005 and 2006, respectively. Business tax on advertising service revenue for our in-store network amounted to $524,271, $nil and $524,357 in 2005 and for the three months ended March 31, 2005 and 2006. Business tax on advertising service revenue for our poster frame network amounted to $590,972 for the three months ended March 31, 2006. Business tax includes business tax of 5.55% and cultural industries tax of 4.0%.

We also break down our total revenues into related-party and unrelated-party sources. The following table presents a more detailed breakdown of our gross revenues and its component parts:

							For the three months ended
	For the year ended December 31,						March 31,

	2003		2004		2005		2005		2006

		% of		% of		% of		% of		% of
		total		total		total		total		total
	$	revenues	$	revenues	$	revenues	$	revenues	$	revenues

	(in thousands of U.S. dollars, except percentages)
Gross Advertising Service Revenue:
Commercial Locations
— Unrelated parties	$2,581	68.7%	$25,322	86.7%	$62,633	91.8%	$9,234	96.5%	$21,400	64.6%
— Related parties	1,099	29.2%	3,788	13.0%	4,793	7.0%	1,134	11.8%	2,154	6.5%

Total Commercial Locations	3,680	97.9%	29,109	99.7%	67,426	98.8%	10,368	108.3%	23,554	71.1%
In-store Network
— Unrelated parties	—	—	—	—	5,475	8.0%	—	—	5,215	15.7%
— Related parties	—	—	—	—	518	0.8%	—	—	602	1.8%

Total in-store network	—	—	—	—	5,993	8.8%	—	—	5,818	17.5%
Poster Frame Network
— Unrelated parties	—	—	—	—	—	—	—	—	6,658	20.1%
— Related parties	—	—	—	—	—	—	—	—	—	—

Total Poster Frame Network	—	—	—	—	—	—	—	—	6,658	20.1%
Gross Advertising Services Revenue:	3,680	97.9%	29,109	99.7%	73,419	107.6%	10,368	108.3%	36,030	108.7%
Less: Sales taxes:
Commercial Locations	311	8.3%	2,788	9.6%	5,991	8.7%	936	9.8%	2,082	6.2%
In-store Network	—	—	—	—	524	0.8%	—	—	524	1.6%
Poster Frame Network	—	—	—	—	—	—	—	—	592	1.8%

Total sales taxes	311	8.3%	2,788	9.6%	6,515	9.5%	936	9.8%	3,198	9.6%
Net Advertising Service Revenue	3,369	89.6%	26,321	90.1%	66,904	98.1%	9,432	98.5%	32,832	99.1%
Add: Advertising
Equipment Revenue:	389	10.4%	2,889	9.9%	1,325	1.9%	142	1.5%	304	0.9%

Net revenues:	$3,758	100.0%	$29,210	100.0%	$68,229	100.0%	$9,574	100.0%	$33,136	100.0%
Advertising Service Revenue
       Sources of Revenues. We derive most of our total revenues from the sale of time slots on our commercial location network and our in-store network to unrelated third parties and to some of our related parties. Beginning in the first quarter of 2006, we began to derive revenue from the sale of frame space on our poster frame network and WAP-based mobile handset advertisements. We report our advertising revenue between related and unrelated parties because historically more than 10% of our advertising service revenues came from clients related to some of our directors. Our advertising services to related parties were provided in the ordinary course of business on the same terms as those provided to our unrelated advertising clients on an arm’s-length basis. In addition, we generate a small percentage of advertising services revenue from other advertising related services we provide to our advertising clients. Prior to May 2003, these other advertising-related services included commissions we received when we operated as an advertising agent. Since May 2003, these other advertising-related services have been derived from technical services we provide to some of our regional distributors and other advertising-related services commissioned by some of our advertising clients.
       Our advertising service revenue is recorded net of any sales discounts from our standard advertising rate cards that we may provide to our advertising clients. These discounts include volume discounts and other customary incentives offered to our advertising clients, including additional broadcast time for their advertisements if we have unused time slots available in a particular city’s advertising cycle, and represent the difference between our standard rate card and the amount we charge our advertising clients. Our advertising clients include advertisers that directly engage in advertisement placements with us and advertising agencies retained by some advertisers to place advertisements on the advertiser’s behalf. We expect that our advertising service revenue will continue to be the primary source, and constitute the substantial majority of, our revenues for the foreseeable future.
       Our advertising service revenue reflects a deduction for business taxes and related surcharges incurred in connection with the operations of Focus Media Advertisement and its subsidiaries. Their revenues are subject to a sales tax consisting of a 5.55% business tax and a 4.0% cultural industries tax on revenues earned from their advertising services provided in China. We deduct these amounts from our advertising service revenues to arrive at our total revenues attributable to advertising services.
       Factors that Affect Our Advertising Service Revenue.
       Commercial location network. Our advertising service revenue derived from our commercial location network is directly affected by:

•	the number of advertising time slots that we have available to sell, which is determined by the number of cities in which we directly operate, our expansion into additional cities, the two-ninths portion of cycle time available on our regional distributors’ networks and the length of the advertising cycle, which is currently twelve minutes except in some cities operated by our regional distributors that use a nine minute cycle. We calculate the number of time slots available by taking the total advertising time available on our network during a particular period, calculated in aggregate seconds, which we then divide by 30 to determine the number of 30-second equivalent time slots available. We can increase the number of advertising time slots that we have available to sell by expanding into additional cities or acquiring our regional distributors, which provides us with the remaining seven-ninths of the time slots per cycle operated by the regional distributor. The length of our advertising cycle can potentially be extended to longer durations depending on demand in each city. The twelve-minute advertising cycle amounts to the equivalent of 24 30-second time slots per week. In cities where our regional distributors use a nine-minute advertising cycle, the cycle amounts to the equivalent of 18 30-second time slots per week; and

•	the average price we charge for our advertising time slots, which we calculate by dividing our advertising service revenue by the number of 30-second equivalent time slots sold during that period, after taking into account any discount offered. We calculate average quarterly advertising service revenue for our Tier I, Tier II cities and as a blended average of all cities each quarter.
       In-store network. Our advertising service revenue derived from our in-store network is directly affected by:

•	the number of advertising time slots that we have available to sell, which is determined by the number of stores in which we operate, our expansion into additional stores, and the length of the advertising cycle, which is currently twelve minutes, or 24 30-second equivalent time slots. As with our commercial location network, for our in-store network we calculate the number of time slots according to the number of 30-second equivalent time slots available. The length of our advertising cycle can potentially be extended to longer durations depending on demand in each city; and

•	the average price we charge for our advertising time slots, which we calculate by dividing our advertising service revenue by the number of 30-second equivalent time slots sold during that period, after taking into account any discount offered. Our revenues are also affected by the average quarterly advertising service revenue we derive per 30-second equivalent time slot sold per quarter.

       Poster frame network. Our advertising service revenue derived from our poster frame network is directly affected by:

•	the number of frames in our poster frame network. We sell frame space on our poster frame network on a per frame basis. Increasing the number of residential and other locations on our poster frame network allows us to increase the number of frames on our network, thereby increases the available frame space for sale to advertisers. We generally place up to three advertising poster frames in each elevator where we deploy frames per display; and

•	the average price we charge for frame space on a per frame basis, after taking into account any discount offered.
       Mobile handset advertising network. Our advertising service revenue derived from our mobile handset advertising network is directly affected by:

•	the number of messages we deliver to WAP users. We send WAP message advertisements to WAP users from approximately 100 WAP service providers, and we charge fees based on the number of successfully delivered messages; and

•	the average price we charge per message.
       Prices for time slots on our commercial location and in-store networks and for frame space on our poster frame network also vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China, which in turn affect the advertising rates we are able to charge for time slots and frame space.
       Network Expansion. Many of the most desirable locations for our network have been occupied, either by our network as a result of our expansion or by our competitors. As a result, we will need to rely on means other than the rapid increase in the number of locations, flat-panel displays and advertising poster frames in order to continue growing our revenues. We have focused, and expect to continue to focus, on developing new channels in our out-of-home television advertising networks and entering into new types of advertising media operations to continue to grow our revenues and to address these potential capacity constraints on our existing network. In recent months, these steps have included: (1) expanding our in-store network and (2) establishing discrete stand-alone channels on our commercial location network, such as our premier A and B office building, travel, fashion, elite and healthcare channels, enabling us to increase the number of time slots available for sale. We expect to continue to explore opportunities to open up additional channels on our existing network and to enter into new advertising media platforms in China. We believe these measures will enable us to continue the future growth of our business. We have also expanded our advertising network with the addition of Framedia’s poster frame network in January 2006. We intend to continue expanding our out-of-home advertising network both through increasing the number of locations, displays and advertising poster frames on our commercial location, in-store and poster frame networks and through strategic acquisition of competitors and businesses that complement our existing out-of-home advertising network. Following our acquisition of Target Media in February 2006, we expanded our network significantly by combining Target Media’s flat-panel display network with our network. In addition, we recently entered into new advertising platforms through Focus Media Wireless’ WAP-based mobile handset advertising network and our outdoor LED digital billboard network.
       Seasonality. Our advertising service revenue is subject to key factors that affect the level of advertising spending in China generally. In addition to fluctuations in advertising spending relating to general economic and market conditions, advertising spending is also subject to fluctuations based on the seasonality of consumer spending. In general, a disproportionately larger amount of advertising spending is concentrated on product launches and promotional campaigns prior to the holiday season in December. In addition, advertising spending generally tends to decrease in China during January and February each year due to the Chinese Lunar New Year holiday as office buildings and other commercial venues in China tend to be closed during the holiday. We believe this effect will be less pronounced with regard to advertising spending on our in-store network, as we believe commercial activity in hypermarkets and supermarkets is stable or even enhanced during the period of Chinese Lunar New Year. We also experience a slight decrease in revenues during the hot summer months of July and August each year, when there is a relative slowdown in overall commercial activity in urban areas in China. Our past experience, although limited, indicates that our revenues would tend to be lower in the first quarter and higher in the fourth quarter of each year, assuming other factors were to remain constant, such as our advertising rates and the number of available time slots on our network. We expect this effect to be partially offset by steady or enhanced advertising service revenue from our in-store network, which we believe is less susceptible to the effects of seasonality than our commercial location network, poster frame network and mobile handset advertising network.
       Revenue Recognition. We typically sign standard advertising contracts with our advertising clients, which require us to run the advertiser’s advertisements on our network in specified cities for a specified period, typically from four to twelve weeks. We recognize advertising service revenue ratably over the performance period of the advertising contract, so long as collection of our fee remains probable. We do not bill our advertising clients under these contracts until we perform the advertising service by broadcasting the advertisement on our network. Revenue collected from our poster frame network is recognized in substantially the same manner as revenues collected under the advertising contracts used for our commercial location and in-store networks.
       We generally collect our advertising service fees by billing our advertising clients within 60 to 90 days after completion of the advertising contract and book these unbilled or unpaid amounts as accounts receivable until we receive payment or determine the account receivable to be uncollectible. Target Media’s accounts receivable historically remained outstanding for longer periods of time than ours. We expect the average number of days outstanding for our accounts receivable to be higher as a result of our acquiring Target Media’s accounts receivable. We expect the average period that our accounts receivable will remain outstanding to revert to our historical levels after we begin to apply our accounts receivable policy to Target Media’s accounts receivable.
       Our accounts receivable are general unsecured obligations of our advertising clients and we do not receive interest on unpaid amounts. We make specific reserves for accounts that we consider to be uncollectible. We also provide a general reserve for uncollectible accounts that we reassess on an annual basis. We made no provision for uncollectible accounts in 2003. In 2004 and 2005 and for the three months ended March 31, 2006, we made provision of $173,837, $235,604 and $194,723, respectively, for accounts receivable that were outstanding for longer than six months. The average number of days outstanding of our accounts receivable, including from related parties, was 71, 66, 71 and 75, respectively, as of December 31, 2003, 2004 and 2005 and March 31, 2006.
Advertising Equipment Revenue
       We also derive a portion of our total revenues from the sale of flat-panel displays to our regional distributors on a cost-plus basis, which we record as advertising equipment revenue. Our advertising equipment revenue represented 10.4%, 9.9%, 1.9% and 0.9% of our total revenues in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. Our advertising equipment revenue is recorded net of the 17% value added tax to which equipment sales in China are subject.
       We expect that advertising equipment sales as a percentage of our total revenues will continue to be low because as we acquire our regional distributors, any growth in our network in these cities will not involve any future sales of advertising equipment; and growth in the size of the networks of our regional distributors is expected to slow as the most desirable locations have been occupied by them or our competitors.

       We recognize advertising equipment revenue when delivery of flat-panel displays has occurred and risk of ownership has passed to the distributor. We bill our regional distributors for flat-panel displays upon delivery and generally require payment within three to five days of delivery.
Cost of Revenues
       Our cost of revenues consists of costs directly related to the offering of our advertising services and costs related to our sales of advertising equipment.
       The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated:

							For the three months ended
	For the year ended December 31,						March 31,

	2003		2004		2005		2005		2006

		% of total		% of total		% of total		% of total		% of total
	$	revenues	$	revenues	$	revenues	$	revenues	$	revenues

	(in thousands of U.S. dollars, except percentages)
Total revenues	$3,758	100.0%	$29,210	100.0%	$68,229	100.0%	$9,574	100.0%	$33,136	100.0%
Cost of revenues:
Net advertising service cost:
Commercial location network	1,566	41.7%	6,746	23.1%	17,943	26.3%	2,903	30.3%	8,035	24.3%
In-store network	—	—	—	—	7,423	10.9%	286	3.0%	3,973	12.0%
Poster frame network	—	—	—	—	—	—	—	—	2,397	7.2%

Advertising service cost	1,566	41.7%	6,746	23.1%	25,366	37.2%	3,189	33.3%	14,405	43.5%

Net advertising equipment cost	275	7.3%	1,934	6.6%	976	1.4%	71	0.7%	232	0.7%

Total cost of revenues	1,841	49.0%	8,680	29.7%	26,342	38.6%	3,260	34.0%	14,637	44.2%

Gross profit	1,917	51.0%	20,530	70.3%	41,887	61.4%	6,314	66.0%	18,499	55.8%

Net Advertising Service Costs
       Our cost of revenues related to the offering of our advertising services on our advertising network consists of location costs, flat-panel display depreciation costs and other cost items, including salaries for and travel expenses incurred by our network maintenance staff and costs for materials.
       Our location costs for our out-of-home television networks consist of:

•	rental fees and one-time signing payments we pay to landlords, property managers and stores pursuant to the display placement agreements we enter into with them;

•	commissions and public relations expenses we incur in connection with developing and maintaining relationships with landlords and property managers; and

•	maintenance fees for keeping our displays in proper operating condition.
       Generally, we capitalize the cost of our media displays and recognize depreciation costs on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation costs are the number of flat-panel displays in our network and the unit cost for those displays, as well as the remaining useful life of the displays. We expect our results of operations for a period of at least seven years beginning in 2006 to be negatively affected by the amortization of intangible assets in relation to, among other things, material contracts and customer lists as a result of several acquisitions, particularly Framedia and Target Media.
       Our other cost of revenues consists of salary for and travel expenses incurred by our network maintenance staff and costs for materials and maintenance in connection with the upkeep of our advertising network. The primary factor affecting our other costs of revenues is the size of our network maintenance staff. As the size of our network increases, we expect our network maintenance staff, and associated costs, to increase in absolute terms, but to decrease as a percentage of total revenues.

       Commercial Location Network. Location costs are the largest component of our cost of revenues for our commercial location network. The primary factors affecting the amount of our location costs include the number of display placement agreements we enter into and the rental fees we pay under those agreements. We expect these costs to decrease as a percentage of our advertising service revenue for our commercial location network in the future, as our advertising service revenue for our commercial location network is expected to increase faster than the additional cost we incur from entering into new display placement agreements and any increases we may experience in renewing existing display placement agreements. However, when our display placement agreements expire, we may be unable to renew these agreements on favorable terms and the rental fee portion of our location costs attributable to these existing locations could increase. As we continue to increase the size of our network and as we update and replace our existing displays with new technology, our depreciation costs in connection with our commercial location network are expected to increase.
       In-store Network. The primary costs of revenues connected with our in-store network are location costs resulting from rental and maintenance fees and depreciation costs for our displays. We expect these costs to continue to increase in 2006 as we expand our in-store network and to decrease as a percentage of advertising service revenue for our in-store network.
       Poster Frame Network. The primary costs of revenues connected with our poster frame network are location costs resulting from rental fees. Depreciation costs for our frames and other costs for salary and maintenance fees also account for a significant portion of cost of revenues for our poster frame network. We expect these costs to increase in 2006 as we expand our poster frame network but to decrease as a percentage of advertising service revenue for our poster frame network.
Net Advertising Equipment Cost
       Our net advertising equipment cost consists of the amounts we pay to the contract assembler who purchases the components and assembles them into the flat-panel displays we sell to our regional distributors. Our net advertising equipment cost accounted for 7.3%, 6.6%, 1.4% and 0.7% of our total revenues in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. The primary factors affecting our net advertising equipment cost are the number of flat-panel displays we sell and the unit cost we pay to our contract assembler for each such flat-panel display.
Operating Expenses and Net Income
       Our operating expenses consist of general and administrative and selling and marketing expenses. In 2004, our operating expenses also included a goodwill impairment loss. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of our total revenues for the periods indicated.

							For the three months ended
	For the year ended December 31,						March 31,

	2003		2004		2005		2005		2006

		% of total		% of total		% of total		% of total		% of total
	$	revenues	$	revenues	$	revenues	$	revenues	$	revenues

	(in thousands of U.S. dollars, except percentages)
Gross profit	$1,917	51.0%	$20,530	70.3%	$41,887	61.4%	$6,314	65.9%	$18,499	55.8%
Operating expenses:
General and administrative	985	26.2%	3,988	13.7%	9,120	13.4%	1,881	19.6%	4,395	13.3%
Selling and marketing	407	10.8%	3,454	11.8%	9,544	14.0%	1,492	15.6%	4,057	12.2%
Amortization of acquired intangibles	—	—	77	0.3%	437	0.6%	67	0.7%	999	3.0%
Goodwill impairment loss	—	—	58	0.2%	—	—	—	—%	—	—

Total	1,392	37.0%	7,577	26.0%	19,101	28.0%	3,440	35.9%	9,451	28.5%

Income from operations	525	14.0%	12,953	44.3%	22,786	33.4%	2,874	30.0%	9,048	27.3%

       General and Administrative. General and administrative expenses primarily consist of salary and benefits for management, business tax mainly relating to license fees paid by our affiliated PRC companies to Focus Media Advertisement and to Focus Media Digital, accounting and administrative personnel, office rental, maintenance and utilities expenses, depreciation of office equipment, other office expenses and professional services fees. General and administrative expenses accounted for 26.2%, 13.7%, 13.4% and 13.3% of our total revenues in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. Salaries and benefits accounted for 28.1%, 20.2%, 26.9% and 20.2% of our general and administrative expenses in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. We expect that our general and administrative expenses will be relatively stable as a percentage of total revenues in the near term but to increase in absolute terms as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company, including costs of enhancing our internal controls.
       Share-based Compensation Relating to General and Administrative. Our share-based compensation expense relating to general and administrative consists of the amortized portion of deferred share-based compensation recognized by us. We issued options representing 10.87% of our issued share capital under our 2003 Employee Share Option Scheme, or the 2003 Option Plan. In addition, we have issued options representing 3.95% of our issued share capital under our 2005 Share Option Plan, or the 2005 Option Plan. Our share-based compensation relating to general and administrative accounted for 7.5% and 25.7% of our general and administrative expenses in 2005 and for the three months ended March 31, 2006, respectively. Our general and administrative expenses, including our share-based compensation, have increased and are expected to continue to increase following the effectiveness, as of January 2006, of the new accounting treatment Statement of Financial Accounting Standards No. 123(R) relating to share-based compensation. As a result, we recorded compensation expense of $1.5 million for the three months ended March 31, 2006.
       Selling and Marketing. Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses, and other costs related to supporting our sales force. Selling and marketing expenses accounted for 10.8%, 11.8%, 14.0% and 12.2% of our total revenues in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. As we acquired more of our regional distributors, continue to expand our client base and have commenced operation of new advertising platforms, we increased our sales force, which resulted in an increase in salary expenses. We now budget approximately 15% of our advertising revenues to be used for selling and marketing. We expect selling and marketing expenses to remain relatively stable as a percentage of total revenues.

       Amortization of Acquired Intangibles. Our amortization of acquired intangibles consists of the amortized portion of intangible assets we acquired through our acquisition of other companies, businesses and assets. Amortization of acquired intangibles accounted for 0.6%, 0.7% and 3.0% of our total revenues in 2005 and for the three months ended March 31, 2005 and 2006, respectively.
Critical Accounting Policies
       We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.
Share-based Compensation
       Through 2005, we accounted for our stock option plan using the intrinsic value method under Accounting Principles Board, or APB, No. 25. Effective the beginning of 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123-R, “Share-Based Payment”, and elected to adopt the modified prospective application method. SFAS No. 123-R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based expense is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation cost of our share plan in the first quarter 2006 was $1.5 million. The expected impact that the adoption of the standard will have on our stock-based compensation costs for 2006 is $6.1 million.
       We estimated the fair value of share options granted using the Black-Scholes-Merton option pricing model formula and a simple option award approach. The fair value was then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This option-pricing model requires the input of highly subjective assumptions, including the option’s expected life, estimated forfeitures and the price volatility of the underlying shares.
Income Taxes
       We account for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes”, with the required disclosures as described in note 15 to our consolidated financial statements. We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our deferred tax assets would increase our income in the period such determination was made. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to our income in the period such determination is made. We record income tax expense on our taxable income using the balance sheet liability method at the effective rate applicable to each of our affiliated entities in China in our consolidated statements of operations and comprehensive income.
Goodwill and Acquisition Impairment
       Beginning in 2002, with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is no longer amortized, but instead tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. SFAS No. 142 requires us to complete a two-step goodwill impairment test. The first step compares the fair values of each business unit to its carrying amount, including goodwill. If the fair value of each business unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. SFAS No. 142 requires completion of this first step within the first six months of initial adoption and annually thereafter. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a business unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
       As of December 31, 2003, 2004 and 2005 and March 31, 2006, we had a goodwill balance of nil, $9.1 million, $13.3 million and $406.8 million, respectively, which is not deductible for tax purposes. We incurred a goodwill impairment loss of $58,397 in 2004 in connection with our acquisition of Perfect Media. In conducting our annual impairment test, we undertook a valuation of Perfect Media using the expected present value of cash flow and the income approach valuation methods, which resulted in a goodwill impairment loss of $58,397 in 2004, indicating that the value of Perfect Media was less than what we paid at the time we acquired it. We will perform the annual goodwill impairment test generally as of December 31, to determine if there is any further goodwill impairment. We recorded goodwill of $9.1 million in 2004 in connection with the acquisition of ten of the eleven companies we acquired during that year, which will be subject to the annual goodwill impairment test on December 31 of each year. The purpose of our acquisitions of our regional distributors was to expand the size of our network while our acquisition of Shanghai Qianjian Advertising Co., Ltd., or Qianjian, and Perfect Media enhanced our advertising services by adding to our existing network complementary lines of business, such as advertising networks placed in commercial banks, in the case of Qianjian, and advertising services offered at automatic shoe-shine machines located in buildings, in the case of Perfect Media. The recognition of goodwill from these acquisitions was a result of a purchase price in excess of the tangible assets of these companies and the goodwill they had generated from the operation of various advertising services. We recorded goodwill of $392 million in connection with Infoachieve, Target Media and Focus Media Wireless which we acquired during the first quarter of 2006.
       Commencing in 2005, we reorganized the financial information reviewed by the chief decision maker, the chief executive officer, whereby the financial information of Perfect Media was prepared and presented together with that of out-of-home media display advertising services. Accordingly, we believe we have only one operating segment which is out-of-home advertising services as of December 31, 2005. As a result, for the purpose of SFAS No. 142, goodwill was tested for impairment at the consolidated level as of December 31, 2005.
       We may incur additional goodwill impairment charges in the future although we cannot predict whether this will occur when we perform our goodwill impairment test each year.
Taxation
       Cayman Islands, the British Virgin Islands and Hong Kong.
       Under the current laws of the Cayman Islands, the British Virgin Islands and Hong Kong, neither Focus Media Holding Limited, incorporated in the Cayman Islands, nor Infoachieve Limited and Dotad Holdings Limited, incorporated in the British Virgin Islands, are subject to tax on its income or capital gains. Focus Media Hong Kong, our wholly owned subsidiary incorporated in Hong

Kong, is subject to profits tax rate of 17.5% on its assessable profits, yet interest derived from deposits placed in Hong Kong with authorized institutions are exempted from the Hong Kong profits tax. In addition, payment of dividends by either company is not subject to withholding tax in those jurisdictions.
PRC
       Our PRC entities are subject to PRC business tax. We primarily pay business tax on gross revenues generated from our advertising services. Focus Media Advertisement and its subsidiaries, and New Focus Media Advertisement, pay a 5% business tax on the gross revenues derived from advertising services and this business tax is deducted from total revenues in calculating the net revenues. Focus Media Technology and Focus Media Digital pay a 5% business tax on the gross revenues derived from their contractual arrangements with Focus Media Advertisement and its subsidiaries and these taxes are primarily recorded in operating expenses.
       In addition to business tax and cultural industries tax imposed on our advertising business and VAT imposed on our sales of advertising equipment. Focus Media Technology, Focus Media Digital and Focus Media Advertisement and its subsidiaries, including Focus Media Advertising Agency and New Focus Media Advertisement, are subject to PRC enterprise income tax on their taxable income, except to the extent some of them enjoy temporary tax exempt status as described in further detail below.
       Pursuant to PRC law, enterprise income tax is generally assessed at the rate of 33% of taxable income. Focus Media Technology, Focus Media Digital, Focus Media Advertisement and its subsidiaries and New Focus Media Advertisement are currently subject to this 33% enterprise income tax. State Administration of Taxation and its delegates of the PRC are authorized to grant an exemption from enterprise income tax of up to two years to newly established domestic companies that have no direct foreign ownership and that are financially independent and engaged in consulting services, technology services or the information industry, which includes advertising services. A qualifying company must apply for this tax-exempt status for each of the two years separately. Focus Media Digital and Focus Media Advertising Agency were established in October 2004 and both were granted exemptions from enterprise income tax in 2004 and 2005. In 2006 and 2007, we intend to continue our tax exempt status through New Focus Media Advertisement, which were established in December 2005 and has obtained tax-exempt approval for 2006 and 2007.
       In November 2004, Focus Media Technology, Focus Media Advertisement and some of its subsidiaries sold all of their flat-panel display equipment to Focus Media Digital at fair market value. As a result of this sale, Focus Media Technology and Focus Media Advertisement recorded a non-cash charge to earnings in the aggregate of $4,773,030 in the fourth quarter of 2004, which reflected the difference between the fair market value of the equipment and its then current book value. In addition, since its establishment, through December 31, 2005, Focus Media Advertising Agency has generated revenue by selling time slots on our advertising network and pays a dissemination fee to Focus Media Advertisement and its certain subsidiaries, which places advertisements for Focus Media Advertising Agency’s clients on our network. Finally, Focus Media Advertisement and its subsidiaries also license technology used in our business operations from Focus Media Digital in exchange for license fees paid to Focus Media Digital. As a result of Focus Media Advertisement’s amortization of the license fee paid to Focus Media Digital, it incurred a charge to earnings of $3.7 million in the fourth quarter of 2004. See “Related Party Transactions” for further information on these transactions and contractual agreements. Although these transactions were eliminated upon consolidation as transactions among members of our consolidated companies for financial accounting purposes, they did have the affect of reducing our total income tax expense and increasing our after tax net income in 2004.
       As a result of these transactions, our effective tax rates were 72% and 2.9% in 2004 and 2005, respectively. Excluding the non-recurring non-cash charge resulting from the change in fair value of derivative liability associated with Series B convertible redeemable preference shares and goodwill impairment loss, our effective tax rate for 2004 would have been 7.0%. The tax savings resulting from the non-cash charge to earnings from the write-down of flat-panel display equipment in 2004 and the charge to earnings from the amortization of the license fee paid in 2004 will not continue in the future.
       In December 2005, we established New Focus Media Advertisement which has received tax-exempt approval for 2006 and 2007.
       In December 2005, Focus Media Digital sold all of its flat-panel display equipment to New Focus Media Advertisement at fair market value and Focus Media Digital sold all of its technology to New Focus Media Advertisement in January 2006 at a fixed fee. As of January 2006, New Focus Media Advertisement generates revenue by selling time slots on our advertising network and pays a dissemination fee to Focus Media Advertisement and its certain subsidiaries, which places advertisements for New Focus Media Advertisement’s clients on our network. While we expect these transactions to be eliminated upon consolidation as transactions among members of our consolidated companies for financial accounting purposes, we expect them to have the affect of reducing our total income tax expense and increasing our after tax net income in 2006 and 2007. See “Related Party Transactions” for further information on these transactions and contractual agreements. In addition, upon expiration of these tax exemptions, we will consider available options, in accordance with applicable law, that would enable us to qualify for further tax exemptions, if any, to the extent they are then available to us.
       Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions described above are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow our tax savings, adjust the profits and losses of our respective PRC entities and assess late-payment interest and penalties. A finding by the PRC tax authorities that we are ineligible for the tax savings we achieved in 2004 and 2005, or that we expect to achieve in 2006 and 2007, or that Focus Media Digital, Focus Media Advertising Agency, New Focus Media Advertisement, New Structure Advertisement, or Framedia Advertisement are ineligible for their tax exemptions, would substantially increase our taxes owed and reduce our net income and the value of your investment. As a result of this risk, you should evaluate our results of operations and financial condition without regard to these tax savings. See “Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — Contractual arrangements we have entered into among our subsidiaries and affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we owe additional taxes or are ineligible for our tax exemption, or both, could substantially increase our taxes owed, and reduce our net income and the value of your investment.”
Recently Issued Accounting Standards
       In February 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS, No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140”, which is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The statement improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to bifurcated, if the holder elects to account for the whole instrument on a fair value basis. We are currently evaluating the impact, if any, of this statement on our consolidated combined financial statements.

       In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”, or SFAS 123-R, which is a revision of SFAS No. 123, “Accounting for Share-Based Compensation”, or SFAS 123. SFAS 123-R supersedes APB 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS 123-R is similar to the approach described in SFAS 123. However, SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS 123 is no longer an alternative. Through 2005, we accounted for our share option plans using the intrinsic value method under APB 25. Effective the beginning of 2006, we adopted SFAS 123-R and elected to adopt the modified prospective application method. SFAS 123-R requires us to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation cost is measured at the grant date. As a result, we recorded compensation expense of $1.5 million for the three months ended March 31, 2006.
       In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”, or SFAS 151. SFAS 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for inventory costs incurred on or after July 1, 2005. The adoption of this standard will not have a material effect on our financial position or results of operations.
       In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29”, or SFAS 153, which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions”, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement will not have a material effect on our financial position or results of operations.
       In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, or SFAS 154, which replaces Accounting Principles Board Opinions No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement will not have a material effect on our financial position or results of operations.
Acquisitions
       Since we commenced our current business operations in May 2003, we have acquired 24 companies to expand the coverage of our network in China and to acquire businesses that are complementary to our operations. See “Our Recent Significant Acquisitions”.
       Some of the businesses we acquired had entities located both in and outside of China. The consideration we paid for these businesses was made in two parts, one part for the entity located in China, and the other part for the entity located outside of China. For consideration paid to acquire entities located in China, we withheld on behalf of sellers who are natural persons 20% of the amount by which the acquisition price exceeded the registered capital of such PRC entity as required under the PRC Individual Income Tax Law and related implementation rules. We were not required to and did not withhold any tax in connection with payments made to acquire the entities located outside of China. See “Risk Factors — Risks Relating to the People’s Republic of China —

The PRC tax authorities may require us to pay additional taxes in connection with our acquisitions of offshore entities that conducted their PRC operations through their affiliates in China”.
       The financial statements of:

•	Infoachieve, for the periods ended, and as of, December 31, 2003, 2004 and 2005;

•	Target Media Holdings, for the periods ended, and as of, December 31, 2004 and 2005;

•	Perfect Media Holding Ltd. for the periods ended, and as of, December 31, 2003 and September 30, 2004;

•	Focus Media Changsha Holding Ltd., Focus Media Qingdao Holding Ltd. and Focus Media Dalian Holding Ltd. for the period ended, and as of, October 31, 2004; and

•	Capital Beyond Limited for the periods ended, and as of, December 31, 2004 and March 31, 2005, respectively, are included elsewhere in this prospectus.
Quarterly Results of Operation
       The following tables present unaudited consolidated quarterly financial data by amount and as a percentage of our total revenues for each of the eight quarters in the period from April 1, 2004 to March 31, 2006. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on substantially the same basis as our audited consolidated financial statements and using information derived from our unaudited consolidated financial statements which are not included in this prospectus. The following information contains normal recurring adjustments which are, in the opinion of our management, necessary for a fair presentation of the results for such unaudited period. Our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.

	For the three months ended

Consolidated Statement	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
of Operations Data	2004	2004	2004	2005	2005	2005	2005	2006

	(in thousands of U.S. dollars)
Net revenues:
Commercial location network(1)	$5,495	$7,049	$11,083	$9,432	$13,981	$17,287	$20,735	$21,472
In-store network(1)	—	—	—	—	339	1,813	3,317	5,293
Poster frame network(1)	—	—	—	—	—	—	—	6,067
Total advertising service revenue	5,495	7,049	11,083	9,432	14,320	19,100	24,052	32,832

Advertising equipment revenue	905	863	683	142	264	366	553	304

Total revenues	6,400	7,912	11,766	9,574	14,584	19,466	24,605	33,136

Cost of revenues:
Commercial location network	1,372	1,655	2,680	3,189	4,066	4,943	6,031	8,035
In-store network	—	—	—	—	1,365	2,606	3,165	3,973
Poster frame network	—	—	—	—	—	—	—	2,397

Advertising service cost:	1,372	1,655	2,680	3,189	5,431	7,549	9,196	14,405
Advertising equipment cost	722	668	242	71	189	285	432	232

Total cost of revenues	2,094	2,323	2,922	3,260	5,620	7,834	9,628	14,637

Gross profit	4,306	5,589	8,844	6,314	8,964	11,632	14,977	18,499

	For the three months ended

Consolidated Statement	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
of Operations Data	2004	2004	2004	2005	2005	2005	2005	2006

	(in thousands of U.S. dollars)
Operating expenses:
General and administrative	500	1,105	2,005	1,881	2,346	2,337	2,585	4,395
Selling and marketing	704	936	1,497	1,492	1,954	2,703	3,366	4,057
Amortization of acquired intangibles	5	10	62	67	123	120	128	999
Goodwill impairment loss	—	—	59	—	—	—	—	—

Total operating expenses	1,209	2,051	3,623	3,440	4,423	5,160	6,079	9,451

Income from operations	3,097	3,538	5,221	2,874	4,541	6,472	8,898	9,048
Interest income	1	1	5	11	20	791	940	916
Other income (expenses), net	—	—	(2)	5	(3)	8	(171)	46
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	—	(3,166)	(8,526)	—	—	—	—	—

Income (loss) before income taxes and minority interest	3,098	373	(3,302)	2,890	4,558	7,271	9,667	10,010
Total income taxes	(1,065)	(1,382)	1,922	(248)	(155)	(87)	(204)	(617)
Minority interest	(49)	10	54	0	(55)	(52)	(38)	40
Equity income (loss) of affiliates	—	—	—	—	—	—	—	—

Net income (loss)	1,984	(999)	(1,326)	2,642	4,348	7,132	9,425	9,433

Deemed dividend on Series A convertible redeemable preference shares	(8,308)	—	—	—	—	—	—	—
Deemed dividend on Series B convertible redeemable preference shares	(2,191)	—	—	—	—	—	—	—

Deemed dividend on Series C-1 convertible redeemable preference shares	—	—	(13,356)	—	—	—	—	—
Premium of Series B convertible redeemable preference shares	—	—	12,906	—	—	—	—	—

Income (loss) attributable to holders of ordinary shares	$(8,515)	$(999)	$(1,776)	$2,642	$4,348	$7,132	$9,425	$9,433

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our commercial location network amounts to, $574,729, $714,647, $1.6 million, $936,405, $1.4 million, $1.8 million, $1.9 million and $2.1 million for the three months ended June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006, respectively. Business tax on advertising service revenue for our in-store network amounted to $31,927, $187,515, $301,828 and $524,357 for the three months ended June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006. Business tax on advertising service revenue for our poster frame network amounted to $590,972 for the three months ended March 31, 2006. Business tax includes business tax of 5.55% and cultural industries tax of 4.0%.

	For the three months ended

Consolidated Statement	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
of Operations Data	2004	2004	2004	2005	2005	2005	2005	2006

Net revenues:
Commercial location network(1)	85.9%	89.1%	94.2%	98.5%	95.9%	88.8%	84.3%	64.8%
In-store network	—	—	—	—	2.3%	9.3%	13.5%	16.0%
Poster frame network	—	—	—	—	—	—	—	18.3%
Advertising equipment revenue	14.1%	10.9%	5.8%	1.5%	1.8%	1.9%	2.2%	0.9%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

	For the three months ended

Consolidated Statement	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
of Operations Data	2004	2004	2004	2005	2005	2005	2005	2006

Cost of revenues:
Net advertising service cost:
Commercial location network	21.4%	20.9%	22.8%	33.3%	27.9%	25.4%	24.5%	24.3%
In-store network	—	—	—	—	9.4%	13.4%	12.9%	12.0%
Poster frame network	—	—	—	—	—	—	—	7.2%
Net advertising equipment cost	11.3%	8.5%	2.1%	0.7%	1.3%	1.5%	1.8%	0.7%

Total cost of revenues	32.7%	29.4%	24.9%	34.0%	38.6%	40.3%	39.2%	44.2%

Gross profit	67.3%	70.6%	75.1%	66.0%	61.4%	59.7%	60.8%	55.8%

Operating expenses:
General and administrative	7.8%	14.0%	17.0%	19.7%	16.1%	12.0%	10.5%	13.3%
Selling and marketing	11.0%	11.8%	12.7%	15.6%	13.4%	13.9%	13.7%	12.2%
Intangible amortization	0.1%	0.1%	0.5%	0.7%	0.8%	0.6%	0.5%	3.0%
Goodwill impairment loss	—	—	0.5%	—	—	—	—	—

Total operating expenses	18.9%	25.9%	30.7%	36.0%	30.3%	26.5%	24.6%	28.5%

Income from operations	48.4%	44.7%	44.4%	30.0%	31.1%	33.2%	36.2%	27.3%
Interest income	—	—	0.04%	0.1%	0.1%	4.1%	3.8%	2.8%
Other expenses, net	—	—	(0.01)%	—	—	0.1%	(0.7)%	0.1%
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	—	(40.0)%	(72.5)%	—	—	—	—	—

Income (loss) before income taxes and minority interest	48.4%	4.7%	(28.1)%	30.1%	31.2%	37.4%	39.3%	30.2%
Total income taxes	(16.6)%	(17.4)%	16.3%	(2.6)%	(1.0)%	(0.4)%	(0.8)%	(1.9)%
Minority interest	(0.8)%	0.1%	0.5%	0	(0.4)%	(0.3)%	(0.2)%	0.1%
Equity income (loss) of affiliates	—	—	—	—	—	—	—	—

Net income (loss)	31.0%	(12.6)%	(11.3)%	27.6%	29.8%	36.7%	38.3%	28.5%

Deemed dividend on Series A convertible redeemable preference shares	(129.8)%	—	—	—	—	—	—	—
Deemed dividend on Series B convertible redeemable preference shares	(34.2)%	—	—	—	—	—	—	—

Deemed dividend on Series C-1 convertible redeemable preference shares	—	—	113.5%	—	—	—	—	—
Premium of Series B convertible redeemable preference shares	—	—	109.7%	—	—	—	—	—

Income (loss) attributable to holders of ordinary shares	(133.0)%	(12.6)%	(15.1)%	27.6%	29.8%	36.7%	38.3%	28.5%

(1)	Advertising service revenue is presented net of business tax. Business tax on advertising service revenue from our commercial location network represents 9.0%, 9.0%, 13.6%, 9.8%, 9.5%, 9.1%, 7.6% and 6.3% of total revenues for the three months ended June 30, 2004, September 30, 2004, December 31, 2004, March 31, 2005, June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006, respectively. Business tax on advertising service revenue for our in-store network represented 0.2%, 1.0%, 1.2% and 1.6% of total revenues for the three months ended June 30, 2005, September 30, 2005, December 31, 2005 and March 31, 2006. Business tax on advertising service revenue for our poster frame network represented 1.8% of total revenues for the three months ended March 31, 2006. Business tax includes business tax of 5.55% and cultural industries tax of 4.0%.

Results of Operations
Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005
       Total Revenues. Our total revenues increased substantially from $9.6 million for the three months ended March 31, 2005 to $33.1 million for the three months ended March 31, 2006 due primarily to an increase in our advertising service revenue.
       Our total advertising service revenue increased significantly from $9.4 million for the three months ended March 31, 2005 to $32.8 million for the three months ended March 31, 2006.
       Commercial location network. Advertising service revenue from our commercial location network increased significantly from $9.4 million for the three months ended March 31, 2005 to $21.5 million for the three months ended March 31, 2006. The increase in advertising service revenue for our commercial location network is attributable to an increase in the number of 30-second-equivalent advertising time slots we sold on our commercial location network, together with an increase in the average selling price per time slot sold. For example, the number of time slots we sold on our premier office A channel, which accounted for 91.2% of advertising service revenue from our commercial location network for the three months ended March 31, 2006, increased from 1,998 for the three months ended March 31, 2005 to 3,904 for the three months ended March 31, 2006 while the average selling price per time slot sold also increased from $4,721 for the three months ended March 31, 2005 to $4,882 for the three months ended March 31, 2006. Network capacity on our premier office A channel, measured by number of available time slots, also increased from 6,010 as of March 31, 2005 to 10,717 as of March 31, 2006. The increase in the number of 30-second-equivalent advertising time slots sold between these two periods on our commercial location network including on individually marketed channels of the network, such as the premier office A channel, was due primarily to the following factors:

•	Our network reach increased from 44 cities as of March 31, 2005, including 22 cities directly operated by our company and 22 cities operated by our regional distributors, to 86 cities as of March 31, 2006, including 50 cities directly operated by our company and 36 cities operated by our regional distributors;

•	We gained an additional seven minutes of advertising cycle time from each of the four regional distributors we acquired during the period between April 1, 2005 and March 31, 2006;

•	On July 1, 2005, we extended the cycle time in our directly operated Tier II cities from nine minutes to twelve minutes;

•	On February 28, 2006, we completed our acquisition of Target Media and integrated its network into our out-of-home television networks, increasing the number of cities in which we operate and increasing the overall number of time slots available and sold on our network; and

•	On March 1, 2006, we launched several additional channels, which enable advertisers to reach targeted consumer groups under our commercial location network.
       In-store network. Advertising service revenue from our in-store network, which commenced operations in April 2005, was $5.3 million for the three months ended March 31, 2006. During the first quarter of 2006, we expanded the size of our in-store network to 5,218 stores, including 809 hypermarkets, 1,126 supermarkets and 3,283 convenience stores, which included the addition on March 1, 2006 of Target Media’s displays placed in convenience stores. The number of displays installed in the in-store network amounted to 33,765 as of March 31, 2006 and the total number of 30-second equivalent time slots (calculated on a per week per store basis) sold for the three months ended March 31, 2006 was 76,498. The number of 30-second equivalent time slots available for sale, or network capacity, was 245,314, for an in-store network utilization rate of 31.2%. Average advertising revenue per 30-second equivalent time slot per store per week was $69 for the three months ended March 31, 2006.
       Poster frame network. Advertising service revenue from our poster frame network, which we commenced operating in January 2006 following our acquisitions of Framedia and E-Times, was $6.1 million for the three months ended March 31, 2006. During this period, the number of monthly frame slots sold totaled 90,262 out of 208,659 available monthly frame slots during this period for a poster frame network occupancy rate of 43.3%. Average advertising revenue per monthly frame slot was $67 for the three months ended March 31, 2006.
       Advertising equipment revenue. Our advertising equipment revenue increased from $142,163 for the three months ended March 31, 2005 to $304,066 for the three months ended March 31, 2006 due to the increase in number of LCD displays we sold to our regional distributors. We expect advertising equipment revenue to remain stable or decrease over time as we continue to acquire our existing regional distributors and as the most desirable cities for the establishment of similar networks by regional distributors become saturated.
       Cost of Revenues. Our cost of revenues increased significantly from $3.3 million for the three months ended March 31, 2005 to $14.6 million for the three months ended March 31, 2006 due to increases in our net advertising service cost for our commercial location and the incurrence of service costs in connection with our in-store network, which was launched in April 2005, and our poster frame network, which we commenced operating in January 2006.

•	Net advertising service cost — commercial location network. Our net advertising services cost for our commercial location network increased substantially from $3.2 million for the three months ended March 31, 2005 to $8.0 million for the three months ended March 31, 2006. This increase was due to (i) the substantial increase in our advertising service business on our commercial location network between these two periods including substantial increases in our location costs due to a substantial increase in the number of commercial locations where we entered into display placement agreements, (ii) an increase in flat-panel display depreciation costs as a result of an increase in the number of flat-panel displays we own and operate directly from 16,025 as of March 31, 2005 to 71,230 as of March 31, 2006 and to our acquisition of four regional distributors during this period and (iii) an increase in other direct costs associated with maintaining the network.

•	Net advertising service cost — in-store network. We began incurring net advertising service cost relating to our in-store network in the first quarter of 2005 as we began to install flat-panel displays in stores, although we did not commence commercial operations of the network until April 2005. We incurred $nil in net advertising service cost for our in-store network for the three months ended March 31, 2005 compared to $4.0 million for the three months ended March 31, 2006, consisting of location costs and depreciation costs relating to the installation and maintenance of our in-store network.

•	Net advertising service cost — poster frame network. We began incurring net advertising service cost relating to our poster frame network in January 2006 after acquiring Framedia and E-Times. We incurred $2.4 million in net advertising service cost for our poster frame network for the three months ended March 31, 2006, consisting of location costs and depreciation costs relating to the installation and maintenance of poster frames on our network.

•	Net advertising equipment cost. We incurred net advertising equipment costs of $70,571 for the three months ended March 31, 2005 compared to $231,814 for the three months ended March 31, 2006, which directly related to the number of displays we sold to our regional distributors.
       Gross Profit. As a result of the foregoing, our gross profit increased by 193.0% from $6.3 million for the three months ended March 31, 2005 to $18.5 million for the three months ended

March 31, 2006 although our overall gross margin decreased during the same period from 66.0% to 55.8%. The decrease in our gross margin was largely a result of increased rental payments, including fixed initial payments, to stores and depreciation costs incurred as we launched our in-store network. For the three months ended March 31, 2006, our gross margins for our commercial location, in-store and poster frame networks were 62.6%, 24.9% and 60.5%, respectively. In the future, our gross margin may fluctuate depending on the respective financial performance and stage of development of each of our networks as well as the relative contribution to our revenues and costs of each network.
       Operating Expenses. Our operating expenses increased significantly from $3.4 million for the three months ended March 31, 2005 to $9.5 million for the three months ended March 31, 2006 but decreased as a percentage of revenues over this period from 35.9% to 28.5%. The increase in operating expenses was primarily due to increases in our business tax, our selling and marketing expenses and in our general and administrative expenses associated with the growth of our business, and in share-based compensation expenses under SFAS 123-R and intangible amortization mainly resulting from the acquisition of Target Media and Framedia.

•	General and Administrative. General and administrative expenses increased substantially from $1.9 million for the three months ended March 31, 2005 to $4.4 million for the three months ended March 31, 2006 mainly due to an increase in the size of our administrative staff and corresponding increases in expenses for salary and benefits as our operations have grown, increases in share-based compensation expense and increases in costs associated with being a publicly listed company.

•	Selling and Marketing. Selling and marketing expenses increased substantially from $1.5 million for the three months ended March 31, 2005 to $4.1 million for the three months ended March 31, 2006 due to increases in marketing and promotional expenses by our sales force, and in salary and benefits associated with the expansion of our sales force as well as share-based compensation expenses.

•	Amortization of acquired intangibles. Amortization of acquired intangibles increased substantially from $67,352 for the three months ended March 31, 2005 to $1.0 million for the three months ended March 31, 2006 due to several significant acquisitions we completed during the first quarter of 2006, namely our acquisitions of Framedia, Target Media and E-Times.
       Income from Operations. As a result of the foregoing, we had income from operations of $9.0 million for the three months ended March 31, 2006 compared to $2.9 million for the three months ended March 31, 2005.
       Income Before Income Taxes and Minority Interest. Income before income taxes and minority interest was $2.9 million for the three months ended March 31, 2005 compared to $10.0 million for the three months ended March 31, 2006, which included interest income and other income (expenses).

•	Interest Income. Interest income increased from $10,895 for the three months ended March 31, 2005 to $915,952 for the three months ended March 31, 2006. This interest income was the result of a significant increase in our cash and cash equivalents balances resulting from our initial public offering and follow-on public offering.

•	Income Taxes. Our income taxes were $248,801 for the three months ended March 31, 2005 with an effective tax rate of 9.0% compared to $616,790 for the three months ended March 31, 2006 with an effective tax rate of 6.2%. The increase resulted from a change in deferred tax assets.
       Net Income. As a result of the foregoing, our net income increased 257% from $2.6 million for the three months ended March 31, 2005 to $9.4 million for the three months ended March 31, 2006.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
       Total Revenues. Our total revenues increased substantially from $29.2 million in 2004 to $68.2 million in 2005 due to an increase in our advertising service revenue which was partially offset by a decrease in advertising equipment revenue.
       Our total advertising service revenue increased significantly from $26.3 million in 2004 to $66.9 million in 2005.
       Commercial location network. Advertising service revenue from our commercial location network increased significantly from $26.3 million in 2004 to $61.4 million, including $4.8 million to related parties in 2005. The increase in advertising service revenue for our commercial location network is attributable to:

•	an increase in the number of 30-second-equivalent advertising time slots we sold on our commercial location network from 4,723 in 2004 to 13,943 in 2005 and partially offset by a decrease in the average selling price per time slot sold from $5,573 in 2004 to $4,461 in 2005. Total network capacity, measured by number of available time slots, also increased from 5,170 as of December 31, 2004 to 9,028 as of December 31, 2005. The increase in the number of 30-second-equivalent advertising time slots sold between these two periods is due primarily to the following factors:

•	Our network reach increased from 34 cities as of December 31, 2004, including 11 cities directly operated by our company and 23 cities operated by our regional distributors, to 58 cities as of December 31, 2005, including 26 cities directly operated by our company and 32 cities operated by our regional distributors;

•	We gained an additional seven minutes of advertising cycle time from each of our regional distributors after we acquired them between January 1, 2005 and December 31, 2005; and

•	On July 1, 2005, we extended the cycle time in our directly operated Tier II cities from nine minutes to twelve minutes.

•	The increase in the number of 30-second-equivalent advertising time slots sold on our commercial location network was also attributable to increased acceptance of our network among our advertising clients, which we believe is primarily due to the increased coverage and effectiveness of our network that grew from 15,415 flat-panel displays as of December 31, 2004 to 48,226 displays as of December 31, 2005, including our regional distributors.

•	The decrease in the average selling price was largely due to growth in sales of time slots with lower selling prices in our Tier II cities, while the average selling price of our advertising services in our Tier I cities increased between these two periods.
       In-store network. Advertising service revenue from our in-store network, which commenced operations in April 2005, totaled $5.5 million in 2005. We expect the contribution to our total revenues from our in-store network to increase in the near future.
       Our advertising equipment revenue decreased from $2.9 million in 2004 to $1.3 million in 2005. This decrease was primarily attributable to our acquisition of a number of our regional distributors during 2004 and 2005 because, following each acquisition, we no longer sell flat-panel displays to each former regional distributor. This decrease was also partially attributable to decreased sales to our existing regional distributors, as the initial installation of the network in their respective cities of operation was largely completed in 2004 and the first quarter of 2005. We expect advertising equipment revenue to remain stable or decrease over time as we continue to acquire our existing regional distributors and as the most desirable cities for the establishment of similar networks by regional distributors become saturated.

       Cost of Revenues. Our cost of revenues increased significantly from $8.7 million in 2004 to $26.3 million in 2005 due to increases in our net advertising service cost for our commercial location network and our in-store network and in our net advertising equipment cost.

•	Net advertising service cost — commercial location network. Our net advertising services cost for our commercial location network increased substantially from $6.7 million in 2004 to $17.9 million in 2005. This increase was due to the substantial increase in our advertising service business on our commercial location network between these two periods. Our location costs increased substantially from $4.6 million in 2004 to $11.3 million in 2005 due to a substantial increase in the number of commercial locations where we entered into display placement agreements. Our rental fees increased as a percentage of total revenues between these two periods as a result of (1) a significant increase in the number of locations in our commercial location network (2) increased rental payments for the renewal of display placement agreements in the more desirable locations on our commercial location network offset in part by lower rental payments paid for new locations in our commercial location network because of a further reduction in the number of available desirable locations that command more expensive rental fees. Flat- panel display depreciation costs increased from $774,375 in 2004 to $3.4 million in 2005, as a result of an increase in the number of flat-panel displays we own and operate directly from 12,786 as of December 31, 2004 to 45,049 as of December 31, 2005 and to our acquisition of 14 regional distributors during this period. Other cost of revenues related to net advertising service cost increased from $1.4 million in 2004 to $3.2 million in 2005 as a result of (1) an increase in the volume of CF cards we purchased even as the per-unit cost of CF cards decreased and (2) an increase in salary and benefit expenses for personnel responsible for location relations and display placement agreements with landlords and property managers and for maintaining and monitoring our network.

•	Net advertising service cost — in-store network. We began incurring net advertising service cost relating to our in-store network in April 2005 when we launched our in-store network. We incurred $7.4 million in net advertising service cost for our in-store network in 2005, consisting of location costs and depreciation costs relating to the installation and maintenance of our in-store network.

•	Net advertising equipment cost. We incurred net advertising equipment costs of $1.9 million in 2004 compared to $975,747 in 2005, which decrease reflects the fact that we have acquired many of our fastest-growing regional distributors. We expect net advertising equipment costs to continue to decrease.
       Gross Profit. As a result of the foregoing, our gross profit increased from $20.5 million in 2004 to $41.9 million in 2005 although our overall gross margin decreased during the same period from 70.0% to 61.3%. The decrease in our gross margin was largely a result of increased rental payments, including fixed initial payments, to stores and depreciation costs incurred as we launched our in-store network.
       Operating Expenses. Our operating expenses increased significantly from $7.6 million in 2004 to $19.1 million in 2005. This increase was primarily due to increases in our business tax, our selling and marketing expenses and in our general and administrative expenses associated with the growth of our business, such as salaries and costs associated with preparing to become a publicly listed company.

•	General and Administrative. General and administrative expenses increased substantially from $4.0 million in 2004 to $9.1 million in 2005 mainly due to an increase in the size of our administrative staff and corresponding increases in expenses for salary and benefits as well as accounting and administrative costs relating to being a public company. In addition, in connection with the options granted to our directors, employees and consultants since July 2004, we recorded stock based compensation of $726,503 in 2005.

•	Selling and Marketing. Selling and marketing expenses increased substantially from $3.5 million in 2004 to $9.5 million in 2005 due to increases in marketing and promotional expenses by our sales force, and in salary and benefits associated with the expansion of our sales force.
       Income from Operations. As a result of the foregoing, we had income from operations of $13.0 million in 2004 compared to $22.8 million in 2005.
       Income Before Income Taxes and Minority Interest. Income before income taxes and minority interest was $1.3 million in 2004 compared to $24.4 million in 2005, which included interest income and other income (expenses) and change in fair value of series B convertible redeemable preferred shares in 2004.

•	Interest Income. Interest income increased from $9,739 in 2004 to $1.8 million in 2005. This interest income was the result of a significant increase in our cash and cash equivalents balances resulting from cash payments collected from our advertising operations, sales of our preference shares and proceeds from our initial public offering.

•	Other Expense. We recorded other expense of $3,843 in 2004 compared to other expense of $161,148 in 2005.

•	Change in Fair Value of Series B Convertible Redeemable Preferred Shares. We incurred a change in fair value of series B convertible redeemable preferred shares of $11.7 million in 2004. Upon the occurrence of our initial public offering in July 2005, all outstanding preference shares were converted into ordinary shares, and accordingly we did not incur any change in fair value of series B convertible redeemable preferred shares in 2005.

•	Income Taxes. Our income taxes were $907,550 in 2004 compared to $694,453 in 2005, which decrease resulted from the fact that in 2005, we derived most of our revenue from Focus Media Advertising Agency, which had no tax liability during this period, whereas during 2004, we derived most of our revenues from Focus Media Advertisement, which had tax liability.

•	Minority Interest. We had minority interest expense of $13,516 and $144,434 in 2004 and 2005, respectively, in connection with the pro rata income attributable to minority shareholders of four of our subsidiaries.
       Net Income. As a result of the foregoing, we recorded net income of $23.5 million in 2005 compared to net income of $372,752 in 2004.
Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
       Total Revenues. Our total revenues increased substantially from $3.8 million in 2003 to $29.2 million in 2004 due primarily to an increase in our advertising service revenue and partially to sales of our flat-panel displays to our regional distributors which commenced in the fourth quarter of 2003. For the periods prior to January 1, 2005, our out-of-home advertising network consisted of our commercial location network, and all discussion for these periods, including references to our network, refers only to our commercial location network.
       Our advertising service revenue increased significantly from $3.4 million in 2003 to $26.3 million in 2004 (including $3.4 million to related parties). This increase is attributable to:

•	the fact that we commenced our advertising network operations in May 2003 and therefore derived no revenues from the sale of time slots on our advertising network for the first five months of 2003;

•	an increase in the number of 30-second-equivalent advertising time slots we sold from 415 in 2003 to 4,723 in 2004, which increase was slightly offset by a decrease in the average selling price per time slot sold from $8,088 in 2003 to $5,573 in 2004. The increase in the number of 30-second-equivalent advertising time slots sold between these two periods is due primarily to the following factors:

•	we expanded our network to include an additional 24 cities in 2004, including eleven cities operated by our company and 23 cities operated by our regional distributors;

•	we gained an additional seven minutes of advertising cycle time from each of our regional distributors after we acquired them in 2004; and

•	we extended the cycle time from nine minutes in 2003 to twelve minutes in 2004 in our Tier I cities.

       The increase in the number of 30-second-equivalent advertising time slots sold was also attributable to an increase in our utilization rate from 25.0% in 2003 to 36.8% in 2004, which reflects the increased acceptance of our network among our advertising clients, which we believe is primarily due to the increased coverage and effectiveness of our network that grew from 923 commercial locations in 2003 to 8,977 commercial locations in 2004, and from 1,028 flat-panel displays in 2003 to 15,415 displays in 2004, including our regional distributors.
       The decrease in the average selling price was largely due to growth in sales of time slots with lower selling prices in our second-tier cities, while the average selling price of our advertising services in our major four cities increased between 2003 and 2004. We commenced sales of flat-panel displays to regional distributors in the fourth quarter of 2003 and generated $389,282 in advertising equipment revenue in 2003 compared to $2.9 million in 2004. Revenues generated by the eleven companies we acquired in 2004 accounted for approximately 1% of our total revenues in 2004.
       Cost of Revenues. Our cost of revenues increased significantly from $1.8 million in 2003 to $8.7 million in 2004 due to increases in both of our net advertising service cost and net advertising equipment cost.

•	Net Advertising Service Cost. Our net advertising services cost increased substantially from $1.6 million in 2003 to $6.7 million in 2004. This increase was due to the substantial increase in our advertising service business between these two periods.

•	Our location costs increased substantially from $1.2 million in 2003 to $4.6 million in 2004 due to a substantial increase in the number of commercial locations where we entered into display placement agreements from 754 in 2003 to 8,866 in 2004. Despite the increase in our rental expense between these two periods, our rental fees decreased as a percentage of total revenues in 2004 as a result of (i) the increase in our advertising services revenue significantly outpacing the increase in rental payments due to the increase in the number of display placement agreements we entered into and (ii) lower rental payments paid for new locations because many of the most desirable and expensive locations had been occupied either by us or our competitors.

•	Flat-panel display depreciation costs increased from $148,701 in 2003 to $774,375 in 2004, as a result of an increase in the number of flat-panel displays we own and operate directly from 827 as of December 31, 2003 to 12,786 as of December 31, 2004. This increase in our depreciation costs was also attributable to our acquisition of eight regional distributors during this period. Flat-panel display depreciation costs decreased as a percentage of total revenues, however, because the growth in our advertising services revenue significantly outpaced our purchase of flat-panel displays and corresponding depreciation costs.

•	Other cost of revenues related to net advertising service cost increased significantly from $257,574 in 2003 to $1.4 million in 2004. This was primarily a result of (i) an increase in the volume of DVDs we purchased even as the per-unit cost of DVDs decreased and (ii) an increase in salary and benefit expenses for personnel responsible for location relations and display placement agreements with landlords and property managers and for maintaining and monitoring our network. Other cost of revenues related to net advertising service cost decreased as a percentage of total revenues between these two periods as a result of the increase in advertising service revenue significantly outpacing the increase in other cost of revenues.

•	Net Advertising Equipment Cost. We incurred net advertising equipment costs of $275,360 in 2003 compared to $1.9 million in 2004, reflecting our cost for flat-panel displays we sold to our regional distributors. We did not commence our regional distributor relationships until November 2003 and, accordingly, we recorded significantly lower costs related to such sales in 2003. We expect net advertising equipment costs to decrease as our purchase of flat-panel displays for resale to regional distributors decreases as a result of our ongoing acquisition of our regional distributors.

       Gross Profit. As a result of the foregoing, our gross profit increased from $1.9 million in 2003 to $20.5 million in 2004.
       Operating Expenses. Our operating expenses increased significantly from $1.4 million in 2003 to $7.6 million in 2004. This increase was primarily due to increases in our selling and marketing expenses and in our general and administrative expenses associated with the growth of our business and to the share-based compensation expense we recognized in 2004.

•	General and Administrative. General and administrative expenses increased substantially from $1.0 million in 2003 to $4.0 million in 2004 due to an increase in the size of our administrative staff and corresponding increases in expenses for salary and benefits of $435,665 as our operations have grown, an increase in our office rental payments of $292,078 as we established branch offices in a number of new cities, and increases in public relations expenses, communications and travel expenses and fees for professional services of $170,898. General and administrative expenses, however, decreased as a percentage of total revenues from 26.2% to 13.7% due to (i) the overall growth of our total revenues which outpaced these expenses and (ii) our establishment of a dedicated sales force in 2004 and assignment of sales, maintenance and location relationship personnel previously included within our administrative department, respectively, to our newly established sales and location relationship and maintenance departments. Our general and administrative expenses in 2004 include share-based compensation. We incurred share-based compensation expense of $488,711 in 2004 relating to the issuance of options to purchase 25,208,200 of our ordinary shares that were granted to certain directors, officers, employees and individual consultants and advisers in July and August 2004. We did not incur share-based compensation expense in 2003.

•	Selling and Marketing. Selling and marketing expenses increased substantially from $406,634 in 2003 to $3.5 million in 2004 due to increases in marketing and promotional expenses by our sales force, and in salary and benefits associated with the creation and expansion of our sales force. Marketing and promotional expenses, for which we budget 10% of our advertising revenues, increased significantly from $355,398 in 2003 to $2.8 million in 2004 as a result of increased sales and promotional activities relating to the increase in our advertising services revenue between these two periods. Salary expenses in connection with our sales force increased from $49,870 in 2003 to $471,723 in 2004 because, prior to 2004, we did not have a dedicated sales force and for prior periods all salary expenses of our employees were classified under general and administrative expenses. Our salary expenses increased slightly as a percentage of total revenues between these two periods because we hired additional sales staff to meet the growth in our advertising business.

•	Goodwill Impairment Loss. We incurred a one-time goodwill impairment loss of $58,397 in 2004 in connection with our acquisition of Perfect Media. This goodwill impairment loss represents the difference between the amount we paid to acquire Perfect Media on September 22, 2004 and the fair market value of Perfect Media. In conducting our annual impairment test, we undertook a valuation of Perfect Media using the expected present value of cash flow and the income approach valuation methods, which resulted in a goodwill impairment loss of $58,397 in 2004, indicating that the value of Perfect Media was less than what we paid at the time we acquired it.

       Income from Operations. As a result of the foregoing, we had income from operations of $525,110 in 2003 compared to $13.0 million in 2004.
       Income Before Income Taxes and Minority Interest. Income before income taxes and minority interest was $516,751 in 2003 compared to income of $1.3 million in 2004, which included taxes and minority interest included interest income and other expenses and a one-time non-cash charge of $11.7 million for the change in fair value of derivative liability associated with Series B convertible redeemable preference shares.

•	Interest Income. Interest income increased from $1,005 in 2003 to $9,739 in 2004. This interest income was the result of a significant increase in our cash and cash equivalents balances resulting from cash payments collected from our advertising operations and sales of our preference shares.

•	Change in Fair Value of Derivative Liability Associated with Series B Convertible Redeemable Preference Shares. We recorded a one-time non-cash charge to reflect the change in fair value of derivative liability associated with Series B convertible redeemable preference shares of $11.7 million in 2004, which, under applicable accounting rules required us to mark to market the conversion feature of our Series B convertible redeemable preference shares because they may be net settled in cash upon conversion. We will not incur any such charges commencing January 1, 2005 as the redemption feature of our Series B convertible redeemable preference shares was removed prior to December 31, 2004.

•	Other Income (Expense). We recorded other expense of $9,364 in 2003 compared to other expense of $3,843 in 2004.

•	Income Taxes. Our income taxes increased from $481,505 in 2003 to $907,550 in 2004 increased taxable income by certain of our consolidated entities that are subject to PRC income tax.

•	Minority Interest. We had minority interest income of $8,360 and $13,516 in 2003 and 2004, respectively in connection with the pro rata loss attributable to four affiliates in which we hold a minority interest.
       Net Income. As a result of the foregoing, we recorded net income of $372,752 in 2004 compared to net income of $25,483 in 2003. Our net income of $372,752 in 2004 includes a one-time non-cash charge of $11.7 million reflecting the change in fair value of derivative liability associated with our Series B convertible redeemable preference shares. We will not incur any such charges commencing January 1, 2005 as the redemption feature of our Series B convertible redeemable preference shares was removed prior to December 31, 2004.
Liquidity and Capital Resources
Cash Flows and Working Capital
       To date, we have financed our operations primarily through cash generated from operating activities and sales of equity in private and public transactions. As of March 31, 2006, we had approximately $41.9 million in cash and cash equivalents. As we have expanded our network, entered into a large number of display placement agreements, increased our acquisition of regional distributors and related businesses, and made strategic acquisitions, our cash needs for such acquisitions, the purchase of flat-panel displays, payment of our location and maintenance costs and employee costs increased significantly and accounted for the net cash used in investing activities. Our cash and cash equivalents primarily consist of cash on hand, liquid investments with original maturities of three months or less that are deposited with banks and other financial institutions. We generally deposit our excess cash in interest bearing bank accounts. Although we consolidate the results of Focus Media Advertisement and its subsidiaries in our consolidated financial statements and we can utilize their cash and cash equivalents in our operations through Focus Media Advertisement and its subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of Focus Media Advertisement. However, these cash balances can be utilized by us for our normal operations pursuant to our agreements with Focus Media Advertisement and its subsidiaries that provide us with effective control over Focus Media Advertisement and its subsidiaries. In addition, we have access to the cash flows of Focus Media Advertisement and its subsidiaries through contractual arrangements with our subsidiaries Focus Media Technology and Focus Media Digital, which provide technical and other services in exchange for fees. See “Related Party Transactions — Agreements Among Us, Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Focus Media Advertisement and Its Subsidiaries”.
       We expect to require cash in order to fund our ongoing business needs, particularly the location costs connected with the placement of our television displays, to fund the ongoing expansion of our network and for payments in connection with our acquisitions. Other possible cash needs may include the upgrading of technology on our network as well as any payment of claims that could be made against us. We have not encountered any difficulties in meeting our current cash needs.
       The following table shows our cash flows with respect to operating activities, investing activities and financing activities in 2003, 2004, 2005 and for the three months ended March 31, 2005 and 2006:

				For the three
	For the year ended			months ended
	December 31,			March 31,

	2003	2004	2005	2005	2006

	(in thousands of U.S. dollars)
Net cash provided by (used in) operating activities	$1,320	$4,045	$11,269	$(877)	$4,766
Net cash used in investing activities	(2,706)	(11,070)	(117,667)	(6,678)	(66,073)
Net cash provided by financing activities	2,125	28,978	119,169	—	66,091
Net increase (decrease) in cash and cash equivalents	701	21,953	13,984	(7,555)	5,210
Cash and cash equivalents at beginning of period	15	716	22,669	22,669	36,653
Cash and cash equivalents at end of period	$716	$22,669	$36,653	$15,114	$41,863
       We had cash provided by operating activities of $4.8 million for the three months ended March 31, 2006. This was primarily attributable to net income generated from the operation of our advertising network, adjusted up $908,927, $2.5 million, $1.7 million and $551,714 to reflect amounts due from related parties, accounts receivable, rental deposits and deferred tax assets, respectively, and adjusted down $18.6 million and $908,927 to reflect accrued expenses and other current liabilities and amounts due from related parties, respectively. We had cash provided by operating activities of $11.3 million in 2005. This was primarily attributable to net income generated from the operation of our advertising network, adjusted up $666,703, $5.0 million, $672,585 and $4.0 million to reflect amounts due from related parties, accounts payable, income taxes payable and accrued expenses and other current liabilities, respectively, and adjusted down $15.8 million and $2.3 million to reflect accounts receivable and prepaid expenses and other current assets, respectively. We had net cash provided by operating activities of $4.0 million in 2004. This was primarily attributable to our net income from operation of our network, adjusted down $4.5 million, $2.5 million, $1.6 million and $1.7 million to reflect our accounts receivable from our advertising clients and regional distributors, a decrease in amounts due from related parties, accounts payable from location and maintenance costs owed to third parties and prepaid expenses and other current assets including location costs, respectively, and adjusted up $11.7 million, $4.2 million and $0.8 million to reflect the change in fair value of derivative liability, accrued expenses from location costs and maintenance costs and other current liabilities and income taxes payable, respectively. We had net cash provided by operating activities of $1.3 million in 2003. This was primarily attributable to accounts payable for location costs and equipment, accrued expenses and other current liabilities, amount due to related parties and income taxes payable, which was partially offset by accounts receivable from our advertising clients and regional distributors, prepaid expenses and other current assets, amount due from related parties and inventory, which consists primarily of our television displays.
       We had net cash used in investing activities of $66.1 million for the three months ended March 31, 2006, primarily in connection with the acquisition of companies, including Target Media and Focus Media Wireless, subsidiaries and regional distributors, purchase of equipment used to expand our networks, and rental deposits paid for locations on our out-of-home television, poster frame and outdoor LED networks. Our acquisition of Framedia involved our payment of $39.6 million in cash and issuance of $55.4 million of our ordinary shares to the seller parties at a fixed value of $2.456 per ordinary share. In addition, subject to Framedia’s attainment of certain financial performance goals in 2006, we may be obligated to issue up to $88 million in additional Focus Media ordinary shares, at a fixed value of $2.456 per ordinary share, to the selling parties in 2007. Pursuant to the share purchase agreement we entered into with E-Times and Skyvantage, we paid the seller parties $5.0 million. We also paid $70 million in cash and issued 77 million ordinary shares to the shareholders of Target Media. The issuance of such additional ordinary shares will also result in lower earnings per share or per ADS when we calculate our earnings for 2007 than would otherwise be the case were such additional shares not issued. See “Risk Factors — Risks Relating to this Offering — The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price”, “Our Recent Significant Acquisitions  — Framedia” and “— Target Media”. We had net cash used in investing activities of $117.7 million for in 2005, primarily in connection with the acquisition of companies, subsidiaries and regional distributors, purchase of equipment used to expand our commercial location and in-store networks, and rental deposits paid for locations on both our commercial location and in-store networks. We had net cash used in investing activities of $11.1 million in 2004. This was primarily attributable to our purchase of property and equipment for the operation of our network, rental deposits made in connection with our display placement agreements and our acquisition of eleven businesses, eight of which were our former regional distributors. We had net cash used in investing activities of $2.7 million in 2003, largely as a result of purchases of property and equipment and the acquisition of a business from a related party.
       $66.1 million net cash was provided by financing activities for the three months ended March 31, 2006, primarily from the proceeds of our follow-on public offering in February 2006. $119.2 million net cash was provided by financing activities in 2005, primarily from the proceeds of our initial public offering in July 2005. We had net cash provided by financing activities of $29.0 million in 2004. This was attributable to the proceeds from the issuance of our Series B and Series C-2 convertible redeemable preference shares, offset slightly by the repayment of a short-term loan from one of our shareholders. We had net cash provided by financing activities of a $2.1 million in 2003. This was attributable to the proceeds from the issuance of ordinary shares in May 2003 and proceeds from a short-term loan from one of our shareholders. We used this loan for our business operations and the loan was secured by our ordinary shares. We repaid the loan when it came due in June 2004.
       We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, including for working capital and capital expenditures, for the foreseeable future. These additional cash needs may include costs associated with the expansion of our network, such as the purchase of flat-panel displays and LED digital billboards and increased location cost, including in connection with our acquisition of Framedia, Target Media, E-Times and Focus Media Wireless, as well as possible acquisitions of our regional distributors. We are also required under PRC law to set aside 10% of our after-tax profits into a general reserve fund. We expect that revenues from operation of our advertising network and the proceeds from this offering will be sufficient to cover any such obligations and costs. We may, however, require additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
       From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment.
Contractual Obligations and Commercial Commitments
       The following table sets forth our contractual obligations and commitments with definitive payment terms on a consolidated basis which will require significant cash outlays in the future as of March 31, 2006.

	Payments due by March 31,

						2011 and
	Total	2007	2008	2009	2010	Thereafter

	(in thousands of U.S. dollars)
Display and poster frame placement agreement obligations	$115,263	$41,468	$32,225	$21,429	$14,159	$5,982
Office premise lease obligations	3,365	1,878	806	420	50	211
Short-term debt(1)	8,024	8,024	—	—	—	—

Total contractual obligations	$126,652	$51,370	$33,031	$21,849	$14,209	$6,193

(1)	Includes interest.
       Other than certain leasing arrangements relating to the placement of our flat-panel, as of March 31, 2006, we did not have any long-term debt obligations, operating lease obligations or purchase obligations. However, pursuant to our option agreement with the owners of Focus Media Advertisement, Focus Media Technology has an option, exercisable at such time as it becomes legally permissible to acquire 100% of the equity interest in Focus Media Advertisement at a purchase price equal to the registered capital of Focus Media Advertisement or such higher price as required by PRC law on the date of such purchase. Under the share purchase agreement for the acquisition of Target Media, we are required to pay a final installment of $24 million on July 31, 2006, and may be increased or decreased based on a calculation of Target Media’s net working capital as of the closing date.
       As of March 31, 2006, we held short-term debt securities with a market value of $34.8 million. As of March 31, 2006, we had no other indebtedness, material contingent liabilities, or material mortgages or liens. We intend to meet our future funding needs primarily through net cash provided from operating activities and the proceeds of this offering. Our objective is to maintain the safety and liquidity of our cash. Therefore we intend to keep our cash and cash equivalents in short-term bank deposits and short-term bonds.

Capital Expenditures
       The following table sets forth our historical capital expenditures for the periods indicated. Actual future capital expenditures may differ from the amounts indicated below.

				For the three
	For the year ended			months ended
	December 31,			March 31,

	2003	2004	2005	2005	2006

	(in thousands of U.S. dollars)
Total capital expenditures	$1,468	$6,373	$36,765	$3,621	$8,354
       Our capital expenditures were made primarily to acquire flat-panel displays for our advertising network. Our capital expenditures are primarily funded by net cash provided from operating activities. We expect our capital expenditures in 2006, in an amount of approximately $20.0 million, to primarily consist of purchases of components for our flat-panel displays and new poster frames as we continue to expand our commercial location network, in-store network and poster frame network, and possible expenditures for the purchase of outdoor LED digital billboards. We also intend to upgrade our financial, accounting systems and internal control systems. As opportunities arise, we may make additional acquisitions of regional distributors and other businesses that complement our operations. We believe that we will be able to fund these upgrades and equipment purchases through the revenues we generate, and do not anticipate that these obligations will have a material impact on our liquidity needs.
Foreign Exchange
       We maintain our accounts in Renminbi and substantially all of our revenues and expenses are denominated in Renminbi, while we report our financial results in U.S. dollars. Fluctuations in exchange rates, primarily those involving the U.S. dollar against the Renminbi, may affect our reported operating results in U.S. dollar terms. In addition, we will receive the proceeds of this offering in U.S. dollars and changes in the U.S. dollar/ Renminbi exchange rate could affect the buying power of those proceeds. Under the current foreign exchange system in the PRC, our operations in the PRC may not be able to hedge effectively against currency risk, including any possible future Renminbi devaluation. Moreover, due to the recent devaluation of the U.S. dollar against the Euro and several other currencies, the PRC government recently revised its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. As of July 21, 2005 the Renminbi is no longer pegged solely to the U.S. dollar. Instead, it will be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. For example, on July 21, 2005 the Renminbi was revalued against the U.S. dollar to approximately RMB8.11 to the U.S. dollar, representing an upward revaluation of 2.1% of the Renminbi against the U.S. dollar, as compared to the exchange rate the previous day. See “Risk Factors — Risks Relating to the People’s Republic of China — Fluctuations in exchange rates could result in foreign currency exchange losses”.
Restricted Net Assets
       Relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income for our general reserve fund should be set aside prior to payment of dividends. As a result of these PRC laws and regulations, our PRC subsidiaries and our affiliated PRC entities are restricted in their ability to transfer a portion of their net assets to us whether in the form of dividends, loans or advances. As of December 31, 2004 and 2005, the amount of our restricted net assets was approximately $14.8 million and $75.9 million, respectively.

Off-Balance Sheet Commitments and Arrangements
       We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
       Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interests rates. However, our future interest income may fall short of expectations due to changes in market interest rates.
Foreign Currency Risk
       Substantially all our revenues and expenses are denominated in Renminbi. We have not had any material foreign exchange gains or losses. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars relative to the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars. Furthermore, a decline in the value of the Renminbi could reduce the U.S. dollar equivalent of the value of the earnings from, and our investments in, our subsidiaries and PRC-incorporated affiliates in China. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our reported financial results in U.S. dollar terms. See “Risk Factors — Risks Relating to the People’s Republic of China  — Fluctuations in exchange rates could result in foreign currency exchange losses”.
Inflation
       In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business historically. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 0.7%, (0.8)%, 1.2%, 3.9% and 1.8% in 2001, 2002, 2003, 2004 and 2005, respectively.

OUR INDUSTRY
China’s Advertising Market
       The advertising market in China is one of the largest and fastest growing advertising markets in the world and has the following characteristics:

•	Largest Market in Asia Excluding Japan. Advertising spending in China totaled $9.7 billion in 2005 according to ZenithOptimedia’s March 2006 Advertising Expenditure Forecasts report, making it the largest advertising market in Asia excluding Japan.

•	High Growth Rate. According to ZenithOptimedia, advertising spending in China grew 15.0% between 2004 and 2005 compared to the average worldwide growth rate of 4.9%, making it one of the fastest growing advertising markets in the world during that period.

•	Urban Concentration of Advertising Spending. Advertising spending in China is highly concentrated in China’s more economically developed regions and increasingly concentrated in urban areas. For example, Beijing, Shanghai and Guangdong province (Guangdong province includes the major cities of Guangzhou and Shenzhen), together accounted for 51.6% of total advertising spending in China in 2004, according to the State Administration for Industry and Commerce.

•	Importance of New Alternative Advertising Media. Alternative advertising media, which is a term we use to refer to media other than traditional broadcast and print media, account for a larger percentage of total advertising spending in China compared to Europe, the United States and other countries in Asia.

•	Fragmented Industry. The advertising industry in China is highly fragmented and is not dominated by a small number of advertising companies. According to the China Advertising Association, there were approximately 76,210 advertising companies in China in 2004.
       Market Size and Composition. According to ZenithOptimedia statistics, China’s advertising market in terms of advertising spending is expected to remain the largest in Asia excluding Japan through at least 2008. The following table sets forth historical and estimated future advertising spending in the countries and regions described and for the years indicated:

	2002	2003	2004	2005	2006E	2007E	2008E

	(in billions of U.S. dollars)
China	6.1	7.7	8.4	9.7	11.3	13.2	16.2
South Korea	6.8	7.1	6.8	6.9	7.1	7.2	7.4
India	2.0	2.5	3.0	3.7	4.1	4.5	4.9
Taiwan	2.0	2.1	1.8	1.7	1.8	1.9	2.0
Hong Kong	1.9	1.8	2.2	2.5	2.8	2.9	3.1
Other Asia(1) (excluding Japan)	5.7	6.5	7.9	8.7	9.9	11.1	12.6

Total Asia (excluding Japan)	24.3	27.7	30.2	33.3	36.9	40.8	46.1
Japan	38.8	38.8	40.3	41.0	42.6	44.9	45.5

Total Asia	63.2	66.5	70.5	74.3	79.6	85.7	91.6

United States	149.8	152.3	161.5	166.2	174.9	182.3	189.6

(1)	Other Asia includes Indonesia, Malaysia, Philippines, Singapore, Thailand and Vietnam.
Source: Advertising Expenditure Forecasts, ZenithOptimedia, March 2006.
       The advertising industry is generally divided into television, newspaper, magazine, radio and other types of advertising media. Other advertising media includes Internet, outdoor, billboard, out-of-home, bus-stop display and other outdoor advertising media. Other advertising media account for a larger percentage of total advertising spending in China than in Europe, the United States or other countries in the Asia Pacific region. The following table sets forth the percentage breakdown of advertising spending by medium in the countries and regions described below for 2005:

Country/Region:	Television	Newspaper	Magazine	Radio	Other

China	41.9%	32.5%	3.0%	4.7%	17.9%
United States	33.3%	30.2%	14.4%	12.4%	9.7%
Europe(1)	33.5%	31.3%	18.6%	5.8%	10.7%

(1)	Europe includes Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.
Source: Advertising Expenditure Forecasts, ZenithOptimedia, March 2006.
       Growth. We believe advertising spending in China has considerable growth potential over the next few years. According to ZenithOptimedia, advertising spending in China is expected to increase to $16.2 billion in 2008 from $9.7 billion in 2005, a compound annual growth rate of 18.5% from 2005 to 2008, a much faster rate compared to 7.2%, 4.5% and 4.2%, respectively, for Asia, the United States and Europe. However, we cannot provide any assurance that we or our business will benefit from growth that occurs in China’s advertising industry. The following table sets forth the historical and prospective growth in China’s advertising spending:

Source: Advertising Expenditure Forecasts, ZenithOptimedia, March 2006.
       The growth of China’s advertising industry is being driven by a number of factors including:

•	High and Sustained Levels of Economic Growth. China’s economy has grown and continues to grow rapidly compared to the growth experienced by other developed economies. China’s GDP grew by 12.6%, 13.8% and 11.9% in 2003, 2004 and 2005, respectively, and is projected to grow by 9.5%, 8.6%, and 9.4% in 2006, 2007 and 2008 according to ZenithOptimedia.

•	Growing Consumer Class. We believe the emergence and ongoing expansion of a consumer class concentrated in major cities in China will encourage companies to spend increasing amounts on advertising for new products and services particularly in major urban areas.

•	Relatively Low Levels of Advertising Spending in China Per Capita and as a Percentage of GDP. Advertising spending per capita and as a percentage of GDP in China remains very low relative to other countries and regions, indicating that there is significant growth potential in China’s advertising industry as its consumer markets continue to develop and income levels increase.

       The following table sets forth advertising spending per capita and as a percentage of GDP for the countries and regions indicated for 2005:

	Advertising Spending

		As a
		Percentage
Country/Region	Per Capita	of GDP

	(in U.S. dollars
	except percentage)
China	$7	0.5%
Hong Kong	$362	1.4%
South Korea	$143	1.0%
Japan	$321	0.9%
Asia(1) Weighted Average	$24	0.8%
United Kingdom	$355	1.0%
United States	$561	1.3%

(1)	Asia includes China, Hong Kong, India, Indonesia, Japan, Malaysia, Philippines, Singapore, South Korea, Taiwan, Thailand, and Vietnam.
Source: Advertising Expenditure Forecasts, ZenithOptimedia, March 2006.
       Rapid Urbanization and Concentration of Advertising Spending. While the total size of China’s advertising market is expected to increase by a compound annual growth rate of 16.3% from 2004 to 2007, we expect that advertising spending in certain regions and urban areas will increase at a faster rate compared to the national average. This is due to:

•	Rapid urbanization. According to the National Bureau of Statistics of China, China’s urban population increased from 17.9% in 1978 to 29.0% in 1995, to 41.8%, or 543 million people, in 2004. China’s Academy of Social Sciences estimates that China’s urban population will reach 610 million people by 2010.

•	Faster growth of consumer spending in urban areas. Rapid urbanization, in turn, will result in faster growth of consumer spending in urban areas, which already accounts for a disproportionately larger amount of consumer spending. According to the National Bureau of Statistics, in 2004, 77.4% of retail sales for consumer goods took place in urban areas. Retail sales in urban areas grew by 14.4% compared to growth in rural areas of 9.9% relative to the same period in 2003.
       The impact of these trends is particularly notable in certain regions and urban centers. For example, Beijing, Shanghai and Guangdong province (Guangdong includes the major cities of Guangzhou and Shenzhen) together accounted for 51.6% of total advertising spending in China in 2004, according to the State Administration for Industry and Commerce, while accounting for only 8.9% of the population in 2004.

       Role of New Alternative Media — Mobile Handset Advertising. We believe that much of growth in the advertising industry in China will take place in non-traditional advertising media, such as the Internet, mobile handset advertising, out-of-home advertising, and other new alternative media platforms. China is the world’s largest mobile telecommunications market with approximately 375 million mobile handset users as of December 2005, according to China’s Ministry of Information Industry. Moreover, an increasing number of mobile handset users are using handsets that support higher technology platforms such as WAP applications. According to China Mobile’s annual report for 2004, over 10,000 WAP applications were supported by the Monternet platform used by China Mobile. We believe that this large and growing user base offers attractive market opportunities for companies that provide advertising services to companies who want to reach mobile handset users through wireless value-added services, including WAP-based advertising.

BUSINESS
Overview
       We operate the largest out-of-home advertising network in China using audiovisual television displays, based on the number of locations and number of flat-panel television displays in our network. It is our goal to create the largest multi-platform out-of-home advertising network in China, reaching urban consumers at strategic locations over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor LED digital billboard and mobile handset advertising networks. To date, our out-of-home advertising network consists of the following:

•	our commercial location network, which refers to our network of flat-panel television displays placed in high-traffic areas of commercial buildings, such as in lobbies and near elevators, as well as in beauty parlors, karaoke parlors, golf country clubs, auto shops, banks, pharmacies, hotels, airports, airport shuttle buses and in-air flights. Our commercial location network is also marketed to advertisers as six separate channels targeting different types of consumers: our premier A and B office building channels, our travel channel, our fashion channel, our elite channel and our healthcare channel;

•	our in-store network, which refers to our network of flat-panel television displays placed in specific product areas such as the personal care and food and beverage sections and other store locations with high-traffic concentration such as the main aisles and check-out lines in large-scale chain retail stores, which are referred to in China as hypermarkets, as well as inside selected supermarkets and convenience stores;

•	our poster frame network, which refers to our network of advertising poster frames placed mainly in the elevators and public areas of residential complexes which we market under the brand name Framedia;

•	our mobile handset advertising network, which refers to our mobile handset advertising services offered on the mobile telecommunications networks of China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom; and

•	our outdoor LED network, which refers to our network of leased 5’ x 5’ LED digital billboards installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai.
       We derive revenue principally by:

•	selling advertising time slots on our commercial location, in-store and outdoor LED networks;

•	selling frame space on our poster frame network; and

•	selling advertisements on our WAP-based mobile handset advertising network.
       A majority of the content displayed on our commercial location and in-store networks consists of advertisements which are broadcast repeatedly approximately 60 times per day in twelve minute cycles. Some of our regional distributors use a nine-minute cycle. Advertisements on our outdoor LED network are broadcast repeatedly using a six-minute cycle. Our poster frame network consists of advertising poster frames placed in elevators and public areas in residential complexes and commercial locations. For advertising poster frames placed in elevators, generally two or three advertising poster frames can be placed in each elevator. Advertisements on our mobile handset advertising network are WAP-based advertisements that are sent to mobile handset users over China Mobile’s and China Unicom’s networks.
       As of March 31, 2006, approximately 1,800 advertisers purchased advertising time slots on our out-of-home television advertising networks. Our five largest advertising clients in terms of revenue, which include leading international and domestic brand name advertisers, were Dong Feng Auto (including joint venture brands with Toyota and Peugeot), China Mobile, Samsung, NEC and Motorola, which together accounted for approximately 18.4% of our revenue in 2005. In addition, over 340 advertisers have bought frame space from Framedia since 1999.
       Our network has the following key features:

•	Substantially all of the content we broadcast on our flat-panel displays and place on our advertising poster frames consists of advertisements.

•	The advertising cycle on our out-of-home television advertising networks consists of twelve minutes of advertising content broadcast repeatedly 60 times per day, or six minutes broadcast repeatedly in the case of our outdoor LED network, and is sold to advertising clients in 30-, 15- or five-second time slots.

•	The advertising cycle of our out-of-home television advertising networks is broadcast repeatedly, for approximately twelve-hours per day.

•	The majority of our flat-panel displays contain a 17-inch LCD screen, while the remainder contain larger size plasma or LCD screens.

•	Over 74,000 450 mm x 600 mm plastic advertising poster frames have been installed in elevators on our poster frame network.

•	Approximately 75 5’ x 5’ LED digital billboards that we lease from a third party and that are installed on the street-sides in major shopping districts and other locations with high pedestrian traffic.

•	A WAP-based advertising platform that delivers approximately eight million messages per day with a customer base of over 100 wireless value-added service providers in China and a database of over 70 million mobile handset users with WAP capability.
       Since we commenced our current business operations in May 2003, we have experienced significant growth in our network and in our financial results. As of March 31, 2006, we operated our commercial location network directly in a total of 50 cities throughout China, comprising (i) Beijing, Shanghai, Guangzhou and Shenzhen, which we refer to as our Tier I cities, and (ii) 46 other directly operated cities. As of March 31, 2006, we covered an additional 36 cities through contractual arrangements with regional distributors that, together with the other 46 directly operated cities, we refer to as our Tier II cities. Between January 1, 2005 and March 31, 2006, the number of displays in our commercial location network increased from 15,415 to 71,230. As of March 31, 2006, our commercial location network operated by our regional distributors consisted of approximately 3,780 flat-panel displays. We commenced commercial operations of our in-store network in April 2005. As of March 31, 2006, our in-store network consisted of 33,765 flat-panel displays placed in 5,218 store locations in our directly operated cities, including 809 hypermarkets, 1,126 supermarkets and 3,283 convenience stores. As of March 31, 2006, we had installed over 74,000 advertising poster frames in our poster frame network primarily in six cities throughout China, including our Tier I cities. As of April 2006, our outdoor LED network consisted of approximately 75 leased 5’ x 5’ digital billboards placed along curbsides in high-pedestrian traffic areas in Shanghai. As of May 2006, our mobile handset advertising network consisted of a WAP-based advertising platform that delivers approximately eight million messages per day to mobile handset users with WAP capability in China.

       The following table sets forth operating data related to our network for the periods indicated:

	For and as of the three months ended

	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2004	2004	2004	2005	2005	2005	2005	2006

Commercial location network:
Number of displays:
Our direct cities	3,128	7,476	12,786	16,025	20,267	34,079	45,049	71,230
Our regional distributors(1)	1,040	2,318	2,629	1,847	2,664	3,273	3,177	3,779
Total	4,168	9,794	15,415	17,872	22,931	37,352	48,226	75,009
Time slot data:(2)
Number of time slots available for sale	2,347	3,542	5,170	6,010	6,737	8,346	9,028	10,717
Number of time slots sold	832	1,280	2,209	1,998	3,057	4,240	4,648	3,904
Utilization rate(3)	35.4%	36.1%	42.7%	33.2%	45.4%	50.8%	51.5%	36.4%
Average advertising service revenue per time slot (ASP) (US$)	$6,607	$5,506	$5,018	$4,721	$4,573	$4,077	$4,461	$4,882
In-store network:
Number of displays in our in-store network	—	—	—	3,149	12,779	20,061	27,849	33,765
Number of stores in our in-store network	—	—	—	423	1,835	2,702	4,130	5,218
Time slot data:
Number of time slots available for sale	—	—	—	—	—	—	—	245,314
Number of time slots sold	—	—	—	—	—	—	—	76,498
Utilization rate(3)	—	—	—	—	—	—	—	31.2%
Average advertising service revenue per time slot (ASP) (US$)	—	—	—	—	—	—	—	$69
Poster Frame Network:
Number of frames installed in our poster frame network	—	—	—	—	—	—	—	74,353
Frame slot data:
Number of frame slots available for sale	—	—	—	—	—	—	—	208,659
Number of frame slots sold	—	—	—	—	—	—	—	90,262
Occupancy rate(4)	—	—	—	—	—	—	—	43.3%
Average advertising service revenue per frame (US$) (ASP)	—	—	—	—	—	—	—	$67

(1)	Data that has been provided by our regional distributors is based on the results of surveys we requested them to provide to us and it is possible such data is not entirely accurate or exact.

(2)	Starting January 1, 2006, time slot data presented for our commercial location network includes only data related to our premier office building A channel. For the three months ended March 31, 2006, advertising services revenues from our premier office building A channel accounted for 91.2% of advertising service revenue for our commercial location network.

(3)	Utilization rate refers to total time slots sold as a percentage of total time slots available during the relevant period.

(4)	Occupancy rate refers to the total frame space sold as a percentage of total frame space available during the relevant period.

Our Competitive Strengths
       We believe we have the following competitive strengths:
Effective and Focused Advertising Network Accepted by Both Advertisers and Consumers.
       Since commencing our current business operations in May 2003, we have created an advertising network that:

•	Targets Segmented Consumer Groups. Our flat-panel displays and frames are primarily placed in venues that have a high concentration of consumers with higher-than-average disposable incomes or that have a high concentration of consumers who are likely to be interested in particular types of products and services. As a result, our network enables advertisers to target consumers with demographic profiles attractive to them. Moreover, our network allows advertisers to further segment these consumers through separate specified advertising channels, such as our premier A and B office building channels, our travel channel, our fashion channel, our elite channel and our healthcare channel, which are marketed as stand-alone channels of our commercial location network. Because our network is able to target specific consumer groups, it allows advertisers to more cost-effectively reach consumers with demographic profiles desirable to them.

•	Reaches Captive Viewers in Low Distraction Environments. Our flat-panel displays are placed in lobbies, near elevator banks and in other environments where there are few broadcast or display media competing for viewers’ attention, which we believe increases the effectiveness of our network. In addition, the advertising poster frames on our poster frame network are placed primarily in elevators of residential complexes presenting advertisements to viewers in what we believe is a relatively captive and low-distraction environment.
       We believe these characteristics and advantages of our business model have made us an effective and well-accepted alternative advertising medium with a strong market position that enables us to compete successfully in China’s advertising market.
The Largest Out-of-home Television Advertising Network in China with Nation-wide Coverage
       We believe we operate the largest out-of-home television advertising network in China based on the number of locations and the number of flat-panel displays in our network. As of March 31, 2006, we operated:

•	71,230 flat-panel displays installed in 50 cities in China, and through our regional distributors, we also operated approximately 3,780 flat-panel displays in 36 cities in China; and

•	33,765 flat-panel displays installed in 809 hypermarkets, 1,126 supermarkets and 3,283 convenience stores in cities in China.
Out-of-home Advertising Network with Multiple Media Platforms Provides Advertisers with Complementary and Reinforcing Methods of Reaching Targeted Consumers
       Our network provides advertisers with multiple advertising media to reach their target audience. Our network currently enables advertisers to reach (1) consumers with higher than average incomes through our commercial location network, (2) consumers at the point-of-purchase through our in-store network, (3) consumers as they leave and return home through our poster frame network, (4) mobile handsets users throughout the day via our WAP-based advertising push campaigns and (5) urban consumers throughout the day via our strategically placed outdoor LED billboards in shopping and high pedestrian traffic areas in Shanghai. By offering advertisers a range of advertising media that can reach consumers during different times of the day in a wide variety of locations, we believe our network has enhanced appeal to advertisers over competitors who offer limited advertising media or channels to advertisers. We believe that by offering multiple advertising media platforms, we enable advertisers to reach a wide range of consumers with complementary and mutually reinforcing advertising campaigns and are better able to attract advertisers who want to reach targeted consumer groups through a number of different advertising media in different venues and at different times of the day.
Sustainable Competitive Advantages through the Size of Our Network and Our Exclusive, Renewable Agreements.
       We believe the following factors provide us with a sustainable business advantage over existing and prospective competitors:

•	Early Market Presence and Coverage in Many of the Most Desirable Locations. We were one of the first companies to establish a large-scale out-of-home television advertising network in commercial buildings and other commercial locations in China. By recognizing this market opportunity and entering this sector early, we have occupied many of the most desirable locations and have grown the size of our network, which we believe has created high barriers to entry for potential competitors. We believe that we have secured a high percentage of the most desirable locations in many of China’s major urban centers, and that this early market presence advantage is important because landlords and building managers typically permit only one out-of-home television advertising network operation in each building. We believe that, through our acquisition of Target Media, we have enhanced these advantages. Through our acquisition of Framedia, we also gain a strong market presence in the poster frame advertising market in residential complexes. We also believe we have established the first outdoor LED digital billboard advertising network in China, currently comprising approximately 75 5’ x 5’ LED digital billboards placed in high pedestrian traffic outdoor locations in Shanghai that we lease from a third-party location provider.

•	Large-scale Network that Attracts Advertising Clients. Our multi-platform out-of-home advertising network includes flat-panel displays located in a wide range of commercial, retail locations and in-store locations in over 80 cities in China, poster frames placed in residential complexes in cities in China, LED digital billboards placed in high pedestrian curbside locations in Shanghai, and advertising services provided to mobile handset users. We believe the extent of our network coverage makes us more attractive to advertising clients than competing networks. Through the number of advertising media platforms we operate and the national scope of our network, we enable advertising clients to reach a wide audience in urban consumer markets across China. We believe the size and scope of our network has attained a scale that draws advertising clients to our network and gives us a competitive edge over competing networks as well as over many traditional advertising media.

•	Exclusive and Renewable Display Placement Agreements. As of March 31, 2006, the majority of our display placement agreements on our out-of-home television advertising networks give us the exclusive right to place our flat-panel displays in the elevator and lobby areas of the locations in which we operate and, in the cities we operate directly, give us the right to renew the contract under terms that are no less favorable than those offered by competing bidders, enabling us to maintain exclusive coverage of many of the most desirable locations in our network for significant lengths of time.
       We believe our high market share of desirable locations in key cities in China, the wide extent of our network coverage and the exclusivity and renewal terms contained in the majority of our display placement agreements with landlords and property managers create higher barriers to entry for potential competitors than other out-of-home and outdoor advertising business models, such as billboards.

Our Brand Name And Reputation Have Attracted A Large Base Of Leading Advertising Clients.
       We believe we are building a respected brand name in the advertising industry in China by developing a reputation for innovative and effective delivery of large-scale yet focused high-quality television advertising to consumers with desirable demographic profiles. This has enabled us to develop a strong client base consisting of major international and brand name advertisers such as Dong Feng Auto (including joint venture brands with Toyota and Peugeot), China Mobile, Samsung, NEC and Motorola which were our five largest customers and together accounted for approximately 18.4% of our revenue in 2005. All of our top ten advertisers based on total advertising contracts in 2005 had entered into advertising contracts with us in 2004. Moreover, the total contract amount accounted for by these advertisers increased by approximately 150% from 2004 to 2005. In addition, as of March 31, 2006, more than 1,800 advertisers purchased advertising time on our out-of-home television networks. The strength and depth of our client base enhance our reputation in the industry and position us to further expand our advertising network.
       We believe our acquisitions of Framedia, E-Times and Focus Media Wireless have further enhanced our brand name in China by adding a large out-of-home poster frame advertising network and a WAP-based mobile handset advertising network in China to our network. Over 340 advertisers have bought frame space on Framedia’s advertising network since 1999.
Strong Management and Sales Team with Extensive Industry Experience.
       We have assembled a management and sales team with extensive experience in China’s advertising industry. Jason Nanchun Jiang, our founder, chairman, chief executive officer and a major shareholder, has 10 years of experience in China’s advertising industry, including his previous experience until 2003 as chief executive officer of Shanghai Everease Advertising Corporation, or Everease, one of China’s top 50 advertising agencies. Daniel Mingdong Wu, our chief financial officer, has over six years of experience in investment banking, including for Merrill Lynch and Lehman Brothers, and served as chief financial officer of Harbour Networks, a telecommunications equipment provider in China. In August 2005, we hired our chief strategy officer Cindy Yan Chan, who was deputy general manager for iMPACT, ZenithOptimedia’s outdoor media department and the largest outdoor media buyer in China. With our acquisition of Framedia, Zhi Tan, chairman and chief executive officer of Framedia, continues to be involved in the operation of our poster frame network. Following our acquisition of Target Media, David Yu, the founder and former chairman and chief executive officer of Target Media, has joined us as co-chairman and president. In addition, we employ experienced and knowledgeable managers to run operations in each of the cities we operate directly. Our marketing managers have an average of eight years’ experience in the advertising industry in China and have worked for a number of major domestic and international advertising firms in China. We believe the strength and experience of our management and sales teams have enabled us to expand our advertising network, enhance our reputation in our industry and build up a strong client base.
Our Strategies
       Our objective is to become the leading multi-platform advertising media brand in China’s advertising industry. We intend to achieve this objective by implementing the following strategies:
Enhance Our Market Position and Revenues by Expanding Our Networks.
       We intend to aggressively expand our flat-panel display and frame networks in order to erect barriers to expansion and entry by current and prospective competitors, enhance critical mass appeal to our advertisers, and increase our fee rates and revenues. To achieve this goal, we intend to:

•	Increase the Number of Locations and Flat-Panel and Poster Frame Displays in Our Network. We intend to aggressively enter into new display and poster frame placement agreements to increase the number of locations in which we install our flat-panel displays and poster frames in order to enhance our current position in many of the most desirable locations in key urban areas in China.

•	Expand into New Cities including through Strategic Acquisitions of Important Regional Distributors. We expect to continue to acquire certain of our regional distributors as a means to expand the size and scope of our network. Pursuant to our arrangements with our regional distributors, they are licensed to use our technology, and bear all of the revenues, profits or losses of their operations. This method enables us to evaluate the potential profitability of executing our business model in a specific city and expanding the size of the network before we incur the expense of operating in the city directly. As of March 31, 2006, we have successfully acquired 17 of our regional distributors. We will continue to pursue this strategy as a means of expanding our national coverage and offering advertising clients wider distribution of their advertising content.
Identify And Create New Networks and Advertising Channels that Target Specific Consumer Demographics and Expands Network Capacity.
       In-store Network. We commenced commercial operations of our in-store network in April 2005, enabling our advertising clients to target consumers at the time and place where consumers are likely to purchase a range of consumer and household products. As of March 31, 2006, we had placed 33,765 flat-panel displays in 5,218 locations on our in-store network. We intend to expand this network and will continue to strengthen efforts to enter into long-term and exclusive relationships with hypermarkets, supermarkets and convenience stores and to market this service to advertisers. For example, we recently increased the size of our in-store network by adding the convenience stores from Target Media’s former network to our in-store network.
       Targeted Advertising Channels. We have placed flat-panel displays in office buildings, shopping malls, restaurants, beauty parlors, golf country clubs, automobile repair shops, banks, pharmacies, airports, hospitals and other commercial locations. As many of these venues are suitable for targeting specific consumer groups, we have begun to separate some of them into distinct stand-alone networks and to market them to specific advertising clients who wish to advertise their products and services to targeted consumer groups. Currently, our premier A and B office building channels, travel channel, fashion channel, elite channel and healthcare channel are marketed as independent channels of our commercial location network, as we believe these channels are attractive to a diverse range of advertisers who wish to target consumers likely to frequent these venues. We believe our ability to identify and create focused advertising networks distinguishes us from our competitors and attracts additional advertising clients who will use our services to reach their target consumers in a more effective manner.
       Complementary Advertising Media Platforms. We intend to continue expanding the scope of our advertising activities and type of media platforms we employ by entering into new types of advertising media businesses, such as large-size outdoor LED digital billboards. We believe by expanding our business into complementary media businesses that focus on venues and at periods of the day less comprehensively covered by traditional advertising media, we will enhance the value of our advertising services to advertisers and provide us with a marketing advantage over existing and potential competitors. We intend to continue expanding into new and complementary advertising media platforms, such as direct marketing advertising, which will enable us to provide advertisers with additional out-of-home advertising platforms to reach targeted consumers.

Promote Our Brand Name and Augment Our Service Offerings to Attract a Wider Client Base and Increase Revenues.
       Enhancing our brand name in the industry will allow us to solidify and broaden our client base by enhancing market awareness of our services and our ability to target discrete consumer groups more effectively than mass media. We believe the low cost of reaching consumers with higher-than-average disposable incomes through our network and our development of additional advertising media platforms and channels within our network we plan to develop in the future can enable advertisers to reach that goal. As we increase our advertising client base and increase sales, demand for and sale of time slots and frame space on our network will grow. As demand for time slots and frame space on our network increases, we believe we will be able to increase our rates and thereby improve our results of operations.
Continue to Explore New Digital Media Opportunities to Target Segmented Consumer Groups.
       Consumer acceptance of technology-driven advertising and entertainment media, including the Internet and advanced mobile communications systems, is a feature of the advertising industry in China. We intend to identify and take advantage of new opportunities in the PRC advertising market in order to enhance our ability to target segmented consumer groups through innovative advertising techniques and media. As new opportunities that fit our brand image and business model present themselves, we expect to expand our operations and continue to pursue innovative advertising techniques and media that provide effective solutions to advertising clients and target consumers with desirable demographic profiles.
Our Network
       Our network includes:

•	commercial locations, which consists of our premier A and B office building, travel, fashion, elite and healthcare channels, each of which can be marketed separately to advertisers;

•	supermarkets, convenience stores and large-scale chain retail stores, which we refer to as hypermarkets, comprising our in-store network;

•	our poster frame network of advertising poster frames placed primarily in elevators and public areas of residential complexes and marketed under the brand name Framedia;

•	as of March 2006, our mobile handset advertising network offered on China Mobile’s and China Unicom’s mobile telecommunications networks; and

•	as of April 2006, approximately 75 leased LED digital billboards installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai.
       Our commercial locations network and in-store network use audiovisual flat-panel LCD and plasma displays, while Framedia’s poster frame network consists of advertising poster frames. Our mobile handset advertising services consist of the sale of short message advertisements that are delivered to mobile handset users through the mobile telecommunication networks of China’s mobile telecommunications operators using a WAP-based advertisement delivery platform. Our outdoor LED network uses large 5’ x 5’ LED digital billboards that we lease from a third-party location provider.
Commercial Location Network
       The majority of displays on our commercial location network are currently placed in high-traffic areas of commercial office buildings. The locations in our commercial location network also include shopping malls, banks and hotels as well as more specialized locations such as hospitals, beauty parlors and golf country clubs. We market our commercial location network to advertisers of consumer products and services, such as home electronics, mobile communications devices and services, cosmetics, health products and financial services. As of March 31, 2006, our commercial location network, including the portions of our commercial location network operated by our regional distributors, was comprised of approximately 75,000 flat-panel displays placed in 86 cities throughout China. We operate our commercial location network directly in 50 cities and indirectly through contractual arrangements with regional distributors in an additional 36 cities. We have established joint ventures in several cities outside of China, including Hong Kong, Taipei and Singapore through contracts with local operators which operate local commercial locations networks and which license our brand name. None of these arrangements outside of China currently constitutes a material part of our business.
       As we expand the number of venues in our commercial location network, we continue to separate certain types of venues into distinct stand-alone channels of this network. As of March 31, 2006, we had established six such stand-alone channels that are marketed as separate focused channels of our commercial location network: our premier office building A and B, travel, fashion, elite and healthcare channels. We believe that by increasingly offering new advertising channels on our out-of-home television networks, we will be able to offer advertisers more targeted and effective audience reach, thereby enabling us to increase our advertising rates.
       Our Direct Operations. As of March 31, 2006, we operated our commercial location network directly in 50 cities throughout China, including Beijing, Shanghai, Guangzhou and Shenzhen, or our Tier I cities. We believe that many of the other cities in which we operate directly will contribute to our future revenue growth as the populations and income levels in these cities continue to grow. Following our acquisition of Target Media on February 28, 2006, we incorporated Target Media’s advertising network, which included a network substantially similar to our commercial location network with a focus on office buildings as well as on convenience stores, into our pre-existing commercial location and in-store networks.
       Our Regional Distributors. As of March 31, 2006, we entered into distribution agreements with 36 regional distributors who currently operate in 36 of the 86 cities covered by our commercial locations network. Under the terms of our contractual relationships with our regional distributors:

•	We provide training, operational and logistical instructions to our regional distributors and allow them to use our brand name, all at no cost.

•	We also sell our flat-panel displays to our regional distributors.

•	Each regional distributor is responsible for signing display placement agreements with commercial locations to establish and grow a network presence in the city in which they operate.

•	Each regional distributor is responsible for selling advertising time slots to advertisers and for maintenance, monitoring and other client services.

•	Our regional distributors have the right to sell seven-ninths of the cycle time, while we retain the right to sell two-ninths of the cycle time on the portion of the network for which they are responsible. This gives us the flexibility to sell those time slots directly to advertisers or to sell the time to the regional distributor.

•	We do not share any of the revenues, profits or losses of our regional distributors.
       Expanding our network through regional distributors enables us to provide our advertisers with broader nationwide coverage and to test, develop and evaluate these regional advertising markets without our having to incur start-up and ongoing expenses at the early stages of their development. We also seek to acquire our regional distributors when we believe it is more likely for us to benefit economically from the full integration of their operations into our network. We do not have the contractual right to purchase our regional distributors, and any such acquisition must be negotiated with each regional distributor separately.

       Each of our regional distributors operates independently from us and is responsible for independently complying with all relevant PRC laws and regulations including those related to advertising. We periodically monitor our regional distributors to ensure they have obtained all required licenses and are complying with regulations relating to advertising content. See “Risk Factors — Risks Relating to Our Business and Industry — One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business”.
In-store Network
       As part of our growth strategy, we commenced operations of our in-store network in April 2005. As of March 31, 2006, we had placed 33,765 flat-panel displays in 809 hypermarkets, 1,126 supermarkets and 3,283 convenience stores throughout China. We believe the rapid expansion of hypermarkets and other chain retail stores in China provides opportunities and incentives for advertisers to take advantage of in-store television advertising networks such as our in-store network. Our in-store network primarily attracts advertisers of food and beverage products, household, kitchen and bathroom products, and household appliances. We increased the size of our in-store network by adding the convenience stores from Target Media’s former network to our in-store network.
Poster Frame Network
       We own and operate a network of advertising poster frames deployed primarily in the elevators and public areas of residential complexes under the brand name “Framedia”. We place two or three advertising frames in each elevator in which we lease space and sell frame space to advertising clients on a per frame per month basis. As of March 31, 2006, we had installed approximately 74,000 frames in cities throughout China.
Mobile Handset Advertising Network
       Through Focus Media Wireless, we operate a WAP-based advertising delivery platform on the mobile telecommunications networks of China Mobile and China Unicom. Focus Media Wireless delivers WAP-based advertisements to mobile handset users accessed through service providers in China. Focus Media Wireless receives a fee from WAP service providers for delivering advertisements and pays mobile service providers a fee for accessing their networks. It also sells WAP-based advertising to other WAP service providers and to traditional advertisers. Our WAP-based advertising platform currently delivers approximately eight million WAP messages per day. Focus Media Wireless’s customer base includes over 100 wireless value-added service providers in China. Focus Media Wireless has accumulated a database of over 70 million mobile handset users with WAP capability to whom it can deliver advertisements. Focus Media Wireless is able to deliver advertisements tailored to the users’ consumer preferences based on information in the database such as a user’s historical purchases, handset model and other indicative data.
Outdoor LED Network
       In April 2006, we commenced operations of an outdoor LED network consisting of 5’ x 5’ LED digital billboards that we lease from a third-party location provider and that are installed on the street-sides in major shopping districts and other locations with high pedestrian traffic in Shanghai. Full-color audiovisual commercials are displayed on the digital billboards in a repeating six-minute cycle. The commercials displayed on the LED displays are highly visible even during bright daylight. As of May 1, 2006, our outdoor LED network consisted of approximately 75 leased 5’ x 5’ LED digital billboards.

Advertising Clients, Sales and Marketing
       Our Advertising Clients. The quality and coverage of our network has attracted a broad base of international and domestic advertising clients. As of March 31, 2006, more than 1,800 advertisers purchased advertising time slots on our out-of-home television networks. Our advertising clients include leading international and domestic brand name advertisers such as Dong Feng Auto (including joint venture brands with Toyota and Peugeot), China Mobile, Samsung, NEC and Motorola, which were our five largest customers and together accounted for 18.4% of our total revenues in 2005. Our top ten customers in 2005 accounted for 28.5% of our total revenues in that year. In addition, over 340 advertisers have bought frame space on Framedia’s poster frame network since 1999.
       Advertisers purchase advertising time slots on our advertising network either directly from us or through their advertising agencies which purchase advertising time on our network on behalf of their domestic and international clients.
       Our top thirty advertising clients accounted for 46.6%, 39.0% and 44.9% of our revenues in 2003, 2004 and 2005, respectively. No single advertising client accounted for more than 7% of our revenues in 2003, 2004 or 2005. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertising clients who place multiple advertising campaigns on our network, which is reflected in the percentage increase of advertising fees we receive from clients over time.
       Sales. We employ an experienced advertising sales force in each city in which we operate. Our marketing managers have an average of eight years’ experience in the advertising industry in China. We provide in-house education and training to our sales force to ensure they provide our current and prospective clients with comprehensive information about our services, the advantages of using our out-of-home television advertising network as a marketing channel, and relevant information regarding the advertising industry. Our sales team is organized by city, industry and client accounts. We also market our advertising services from time to time by placing advertisements on third-party media, including primarily magazines and Internet websites. We maintain separate devoted sales teams for our commercial locations network, including our outdoor LED network, and our in-store network. We maintain separate sales teams for our poster frame network and our mobile handset advertising network. We have begun engaging in cross-selling initiatives to enable existing and potential advertising clients to take advantage of our multi-platform advertising network.
       Advertising Contracts. We offer advertisers five-, fifteen- or thirty-second time slots on our out-of-home television advertising networks, including our commercial location, in-store and outdoor LED networks. For our commercial location network, our standard advertising package includes a time slot on our entire network or a particular channel in each city in which the advertiser wishes to display the advertisement. Our sales are made pursuant to written contracts with commitments ranging from one week to several months. Our advertising rates vary by city and by the number of cities in which the advertisement is placed, as well as by the length of the time slot purchased and the duration of the advertising campaign.
       Our standard advertising contract provides that up to 10% of the specific locations at which an advertisement will be displayed for an advertiser may vary from the list of sites provided under the relevant contract. If the number of locations and/or the actual sites where advertisements are displayed vary from the sites prescribed under the contract by more than 10%, we will arrange to extend the duration of the advertising campaign or display such advertisements at additional sites, although to date, we have never needed to do so. This provision gives us flexibility to account for any potential technical problems, advertiser conflicts or turnover in the composition of our physical network location.

       We generally require our clients to submit advertising content at least seven days prior to the campaign start date. We also reserve the right to refuse to disseminate advertisements that are not in compliance with content requirements under PRC laws and regulations.
       Advertising contracts for our in-store network and outdoor LED network are substantially similar to those used for our commercial location network. Advertising clients generally purchase time slots on our in-store network on a store-by-store basis, while time slots on the outdoor LED network cover the entire network.
       For our poster frame network, advertising clients purchase frame space on a per-frame basis for terms of one month or more. For our mobile handset advertising network, our contracts agree to reach the WAP users from among our list of WAP service providers.
       Network Monitoring and Evaluation. We provide a number of services in connection with each client’s advertising campaign following the sales process. Our network operations team monitors the displays in our network on a daily basis. They are also responsible for compiling reports that are supplied under some of our agreements to clients as evidence of the broadcast of their advertisements on our network. The report generally includes a list of buildings the advertisements of clients were broadcast as well as photographs of representative television displays showing their advertisements being displayed. The advertising campaign reports are provided to our clients for information purposes and do not constitute a customer acceptance provision. The reports we provide to our clients may also contain portions prepared by independent third-party research companies that verify the proper functioning of our flat-panel displays and the proper dissemination of the advertisement, by conducting on-site evaluations and polls to analyze the effectiveness of and public reaction to the advertisement.
       Aside from third-party verification services, we and our regional distributors conduct substantially all client services using our own employees or the employees of the relevant regional distributor. In Beijing and Guangzhou, we contract some of these services to third-party agents. These agents provide us with network development, installation, maintenance, monitoring and reporting services.
       Market Research. We believe our advertising clients derive substantial value from our ability to provide advertising services targeted at specific segments of consumer markets. Market research is an important part of evaluating the effectiveness and value of our business to advertisers. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to evaluate new and existing advertising channels. We also purchase or commission studies containing relevant market study data from reputable third-party market research firms, such as Nielsen Media Research, CTR Market Research and Sinomonitor. We typically consult such studies to assist us in evaluating the effectiveness of our network to our advertisers. A number of these studies contains research on the numbers and socio-economic and demographic profiles of the people who visit the locations of our network.
Programming
       Substantially all of the content on our out-of-home television advertising networks consists of audiovisual television advertising provided to us by our advertising clients. We also provide a limited amount of time for landlords and property managers to display location-specific information, building announcements and related promotional material on our network. We do not produce or create any of the advertising content shown on our network, except our own marketing content. All of the advertising content displayed on the portion of the network we operate directly is reviewed by qualified members of our staff to ensure compliance with PRC laws and regulations, while our agreements with our regional distributors require each of them to review the contents shown on the portion of the network they operate for compliance with PRC laws and regulations. See “Regulation of Our Industry — Regulation of Advertising Services — Advertising Content”.

       Each flat-panel display contains a pre-recorded CF card containing a twelve-minute cycle of advertising content and other information, such as building-specific promotional information. We change the CF cards to update the advertising content in each flat-panel display in our network on a weekly basis. We and each regional distributor compile each twelve-minute cycle from advertisements of five, 15 or 30 seconds in length provided by advertisers to us and our regional distributors. Each of our flat-panel displays plays the advertising content on the CF card repeatedly throughout the day so that the twelve-minute cycle is broadcast in each building within our network a total of approximately 60 times per day, respectively. See “— Technology and Suppliers”. Some of our regional distributors use a nine-minute cycle, while our outdoor LED network uses a six-minute cycle.
       Advertisements on our poster frame network consist of full-color glossy advertising posters designed and provided by our advertising clients. Advertisements on Focus Media Wireless’s WAP-based advertisement delivery platform consist of WAP-based messages sent to individual mobile handset users.
Pricing
Commercial Location Network
       We generate revenues through the sale of advertising time slots on our commercial location network. Our revenues are directly affected by:

•	the number of advertising time slots that we have available to sell, which is determined by the number of cities in which we directly operate, our expansion into additional cities, the two-ninths portion of cycle time available on our regional distributors’ networks and the length of the advertising cycle, which is currently twelve minutes except in some cities operated by our regional distributors that use a nine minute cycle. We calculate the number of time slots available by taking the total advertising time available on our network during a particular period, calculated in aggregate seconds, which we then divide by 30 to determine the number of 30-second equivalent time slots available. We can increase the number of advertising time slots that we have available to sell by expanding into additional cities or acquiring our regional distributors, which provides us with the remaining seven-ninths of the time slots per cycle operated by the regional distributor. The length of our advertising cycle can potentially be extended to longer durations depending on demand in each city. The twelve-minute advertising cycle amounts to the equivalent of 24 30-second time slots per week. In cities where our regional distributors use a nine-minute advertising cycle, the cycle amounts to the equivalent of 18 30-second time slots per week; and

•	the average price we charge for our advertising time slots, which we calculate by dividing our advertising service revenue by the number of 30-second equivalent time slots sold during that period, after taking into account any discount offered.
In-store Network
       Our advertising service revenue derived from our in-store network is directly affected by:

•	the number of advertising time slots that we have available to sell, which is determined by the number of stores in which we operate, our expansion into additional stores, and the length of the advertising cycle, which is currently twelve minutes, or 24 30-second equivalent time slots. As with our commercial location network, for our in-store network we calculate the number of time slots according to the number of 30-second equivalent time slots available. The length of our advertising cycle can potentially be extended to longer durations depending on demand in each city; and

•	the average price we charge for our advertising time slots, which we calculate by dividing our advertising service revenue by the number of 30-second equivalent time slots sold during that period, after taking into account any discount offered.
Poster Frame Network
       Our advertising service revenue derived from our poster frame network is directly affected by:

•	the number of frames in our poster frame network. We sell frame space on our poster frame network on a per frame basis. Increasing the number of residential and other locations on our poster frame network allows us to increase the number of frames on our network, thereby increases the available frame space for sale to advertisers. We currently place up to three advertising poster frames in each elevator where we deploy frames; and

•	the average price we charge for frame space on a per frame basis, after taking into account any discount offered.
Mobile Handset Advertising Network
       Our advertising service revenue derived from our mobile handset advertising network is directly affected by:

•	the number of messages we deliver to WAP users. We agree to send WAP message advertisements to WAP users from approximately 100 WAP service providers, and we charge fees based on the number of successfully delivered messages; and

•	the average price we charge per message.
       Prices for time slots on our commercial location and in-store networks and for frame space on our poster frame network also vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China, which in turn affect the advertising rates we are able to charge for time slots and frame space.
Relationships with Location Providers
       We install our flat-panel displays in selected spaces we lease in office buildings and other commercial locations, hypermarkets, supermarkets and convenience stores. We install our advertising poster frames in elevators and other public areas in residential complexes. Establishing and maintaining long-term relationships with landlords and property managers is a critical aspect of our business. We employ a team of location relationship personnel in each city in which we operate directly who are responsible for identifying desirable locations, negotiating display and frame placement agreements and engaging in ongoing site placement relations.
       In addition to helping us expand our network, our location relationship personnel ensure that the needs and concerns of landlords and property managers are being met and addressed effectively and on a timely basis. These concerns generally include ensuring that the flat-panel displays are properly installed and are in proper working condition. We undertake to landlords and property managers in our network to maintain the proper operation of our flat-panel displays. We generally rely on our own employees to install, maintain, monitor and repair our flat-panel displays and advertising poster frames. Each of our flat-panel displays is inspected at least once daily.
       We enter into display placement agreements with individual landlords, property managers, hotels, shopping malls and chain store companies under which we generally pay a fixed annual rent in exchange for the right to display advertising and commercial media in lobby and elevator areas in the case of our commercial location network and in specific product areas in the major aisles and near check-out counters in hypermarkets, supermarkets and convenience stores in the case of our in-store network. In Beijing and Guangzhou, we contract a portion of the location development, monitoring and maintenance work to local agents. We attempt to maintain terms favorable to our network operations in our display placement agreements, such as long-term leases and exclusivity provisions. For example, as of March 31, 2006, approximately 90% of our display placement agreements in our commercial location and in-store networks gave us the exclusive right to place television advertising in the lobby and elevator bank area of the locations in which we operate. We are not reliant on any one landlord or property manager for a material portion of our network coverage and as of March 31, 2006, no individual landlord or property manager accounted for more than 1% of the locations in our commercial location network. As hypermarkets, supermarkets and convenience stores have control over multiple locations, a smaller number of display placement agreements and contractual arrangements account for a larger percentage of our in-store network coverage. As of March 31, 2006, we had entered into display placement agreements covering 809 hypermarkets, 1,126 supermarkets and 3,283 convenience stores on our in-store network.
       We believe that landlords and property managers generally do not view us as a major source of revenue and are instead primarily attracted to our flat-panel displays as an innovative and visually pleasing medium that complements their public areas and that provides an engaging means of conveying building-related information to their tenants. In connection with certain of our display placement agreements, we agree to provide concessions and services, such as displaying building-related notifications, publicity and other information provided by the landlord or property manager or granting time slots to the landlord or property manager for their own promotional purposes.
       Our display placement agreements have initial terms ranging anywhere from one to ten years. As of March 31, 2006, approximately 41.4% of our display placement agreements will expire after December 31, 2007. As of March 31, 2006, we had the right under the majority of our display placement agreements to renew the display placement agreements provided that the terms offered by us are no less favorable than those offered by competing bidders. The rental terms and fees under our display placement agreements vary considerably depending on the city, location of the building, size of the building and number of flat-panel displays that may be installed. Under our display placement agreements, we retain ownership of the flat-panel displays.
       We enter into similar frame placement agreements for the deployment of its advertising poster frames in elevators and public areas of residential complexes and commercial buildings. The majority of our frame placement agreements have terms of two to three years, and contain exclusivity and best offer renewal rights.
       To secure locations in Shanghai for our outdoor LED network, we have entered into a four-year exclusive agreement with Shanghai Yihukuan Media Co., Ltd., which leases all of its current, and any future developed, LED digital billboard space in Shanghai to us for an annual fee.
Technology and Suppliers
       Out-of-home television advertising is a relatively new advertising medium that owes its development in large part to the emergence of new technologies, such as low-cost, light-weight, flat-panel television displays and compact storage technology. The primary hardware required for the operation of our business consists of components that comprise the flat-panel displays we use in our advertising network. We also develop and install software in our flat-panel displays to assist us with the configuration, editing and operation of our advertising content cycles. Maintaining a steady supply of our proprietary flat-panel displays is important to our operations and the growth of our advertising network.
       We design the distinctive shape of our flat-panel displays, identify suppliers of component parts used in our displays and contract the assembly of our flat-panel displays to third-party contract assemblers. Our contract assemblers are responsible for purchasing the component parts from suppliers we identify each month and assembling the flat-panel displays according to our specifications using components purchased in off-the-shelf form from wholesale distributors. We select component suppliers based on price and quality. Since we commenced our current operations, we have used only one contract assembler at any one time, which we believe is logistically more efficient and also enables us to better protect the proprietary design of our flat-panel displays. As there are many qualified alternative suppliers for our equipment, our obligation to our current contract assemblers is not exclusive. We have never experienced any material delay or interruption in the supply of our flat-panel displays.
Patents and Trademarks
       We believe that the value of our advertising network derives from its effectiveness in reaching a large number of consumers with higher-than-average disposable incomes in urban areas. To a great extent, our business model does not rely on advanced or sophisticated technology or on proprietary trade secrets because our flat-panel displays are assembled with components purchased in off-the-shelf form from wholesale distributors. We endeavor to protect certain of the designs and operating software we use in each generation of our flat-panel displays. We are currently applying for design patents for our new model of flat-panel display and our software. As of March 31, 2006, we held one design patent for our flat-panel display technology. We have the right to use several trademarks relating to the “Focus Media” brand name in China and in Singapore. We also have the right to use several trademarks relating to the “Framedia” brand name in China.
Competition
       We compete with other advertising companies in China including companies that operate out-of-home advertising media networks, such as JCDecaux and Clear Media. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the range of services that we offer and our brand name. We also compete for overall advertising spending with other alternative advertising media companies, such as Internet, street furniture, billboard, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, television, magazines and radio.
       In the future, we may also face competition from new entrants into the out-of-home television advertising network sector. In addition, starting December 10, 2005, wholly foreign-owned advertising companies are allowed to be established. China’s ongoing deregulation of the advertising market in China will expose us to greater competition with existing or new advertising companies in China including PRC subsidiaries of large well-established multi-national companies.
Employees
       As of March 31, 2006, we had a total of 3,250 full-time employees and no part-time employees. The following table sets out the number of staff by business area as of March 31, 2006:

	Number of
	employees(1)	Percentage

Sales and marketing	744	23%
Operations	1,871	58%
Management and administration	635	19%

Total number of employees	3,250	100%

(1)	This excludes employees of our regional distributors and agents who are not directly under our employ.
       As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date.

       Generally we enter into a three-year standard employment contract with our officers and managers and a one-year standard employment contract with other employees. According to these contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with officers or managers include a covenant that prohibits officers or managers from engaging in any activities that compete with our business for two years after the period of their employment with us.
Facilities
       We currently maintain our headquarters at 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, People’s Republic of China. We also have offices in 53 other cities including those operated by our regional distributors.
Legal Proceedings
       On March 16, 2006, Shanghai Xicheng Cultural Dissemination Co., Ltd., also referred to as CGEN, brought a suit against us in Shanghai No. 1 Intermediate People’s Court on the grounds of unfair competition. CGEN, which is developing a network of flat-panel displays in hypermarkets and supermarkets, claims to have established an exclusive business relationship with the Hymart chain of supermarkets in Shanghai. Hymart notified us that it had requested in writing to terminate its relationship with CGEN. In CGEN’s pleadings, it alleges that Focus Media encouraged and supported Hymart to allegedly violate its agreement with CGEN, resulting in losses to CGEN. In its pleadings, CGEN has requested that the court order Focus Media to cease any alleged unfair competitive behavior, to undo the effects of any alleged unfair competition and to pay RMB 13,570,920 (US$1.7 million) to CGEN. We intend to defend against CGEN’s claims to the fullest extent of the law. However, there can be no assurance that we will prevail in any such litigation. We believe the outcome of this suit, even if adversely determined, will not have a material adverse effect on our business or results of operations.
       Except as disclosed above, we are not currently a party to any material legal proceeding. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

OUR RECENT SIGNIFICANT ACQUISITIONS
E-Times
       In January 2006, for an aggregate purchase price of $5.0 million, we acquired the assets of Shenzhen E-Times Advertising Co., Ltd. and the equity of Skyvantage Group Limited, which operated a local out-of-home poster frame advertising network placed in commercial and residential buildings. We refer to these entities collectively as E-Times. Following our acquisition of E-Times and, as described below, Framedia, we combined Framedia and E-Times’ networks, which were substantially similar businesses, and now market our poster frame network under the brand name “Framedia”.
Framedia
       On January 1, 2006, we completed the acquisition of Infoachieve, and its affiliate Framedia Advertisement by purchasing 100% of the shares of Infoachieve from Total Team, through which Infoachieve held their respective interests in Infoachieve. Framedia installs and deploys poster frames mainly inside elevators and throughout the public areas of residential complexes in major cities in China and sells frame space to advertising clients.
Share Purchase Agreement
       On October 15, 2005, we entered into a share purchase agreement to acquire the business of Infoachieve, its subsidiary and affiliated PRC entities, by purchasing 100% of the shares in Infoachieve from Total Team. Infoachieve, Total Team and its shareholders are referred to as the seller parties below.
       The following is a brief summary of material provisions of the share purchase agreement. This summary is qualified in its entirety by reference to the share purchase agreement.
       Structure. We acquired 100% of the shares of Infoachieve, which controls its affiliates Framedia Advertisement, New Structure Advertisement and Guangdong Framedia through contractual relationships with Framedia Advertisement, New Structure Advertisement and Guangdong Framedia and their shareholders. Under the share purchase agreement, we gain control of Framedia Advertisement, New Structure Advertisement and Guangdong Framedia by gaining the right (i) to appoint their equity holders and (ii) to take over the contractual arrangements among Infoachieve, Framedia Advertisement, New Structure Advertisement and Guangdong Framedia and their equity holders.
       Purchase Price. On December 15, 2005, we paid the shareholders of Infoachieve $39.6 million in cash. At the closing on January 1, 2006, we also issued to the former shareholders of Infoachieve 19,306,840 Focus Media ordinary shares. We also issued 2,850,163 of our ordinary shares to Total Team in consideration for their cancellation of the share option plan of Infoachieve prior to our acquisition of it. Depending on Framedia’s achievement of an earnings target in 2006, we may issue additional Focus Media ordinary shares to Total Team in an amount no greater than $88.0 million as an earnout payment plus 400,000 ordinary shares that we withheld from the initial share consideration pending Framedia’s attainment of certain benchmarks, so that the maximum aggregate payment for our acquisition of Framedia will be $183.0 million. All shares issued or issuable to Total Team in connection with our acquisition of Framedia are valued at a fixed price of $2.456 per share and locked up for a specified period of time.
       Representations and Warranties. In the share purchase agreement, the seller parties made customary representations and warranties to us, which representations and warranties survive for a period of two years following the closing date, and we made customary representations and warranties to the seller parties, which representations and warranties survive for a period of six months following the closing date.

       Covenants. During the period from the date of the share purchase agreement to the earnout payment date, Infoachieve and the other seller parties have agreed to operate Framedia’s business in the ordinary course of business and to use commercially reasonable efforts to preserve its business intact and preserve its relationships with customers, suppliers, employees and others doing business with Framedia. In furtherance of these covenants, from the date of the share purchase agreement until the closing date, Infoachieve and Framedia have agreed not to take actions as specified in the share purchase agreement, without our prior written consent.
       The share purchase agreement also includes customary covenants relating to, among other things, notification of certain matters, access to information, public announcements, non-competition of certain persons, treatment of related party accounts, agreement to pay back or cancel all outstanding loans of Framedia, preparation of financial accounts; and to allow us to appoint certain management members to Framedia prior to the closing date. The share purchase agreement also contains covenants requiring us to enable the seller parties to operate Framedia as an independent business unit in 2006, and to retain certain existing senior management of Framedia.
       Voting Rights. Under the terms of the share purchase agreement, after we issue shares to Total Team on behalf of the seller parties, each of the shareholders of Total Team is required to exercise their voting rights in Focus Media’s shares independently of each other and Total Team’s authorized representative is required to solicit a proxy statement from each shareholder indicating how the votes to which each shareholder is entitled should be voted. In the event a shareholder does not provide a proxy from a shareholder, the shareholder will be deemed to have abstained and Total Team will not be entitled to cast such votes.
       Indemnification. The seller parties have agreed to indemnify us for damages resulting from inaccuracies of their representations and warranties or failure to perform their obligations under the share purchase agreement. The seller parties’ indemnification obligation is limited to the total consideration we are to pay to them. If the seller parties indemnify us using our common shares, the value of such shares shall be the value of the shares when any indemnified losses become payable. If the seller parties’ lock-up agreements are still in effect at such time, they may dispose of only those shares that cover the amount of the indemnified losses.
       We have agreed to indemnify the seller parties for damages resulting from inaccuracies of our representations and warranties or failure to perform our obligations under the share purchase agreement. Our indemnification obligation is limited to the total consideration (excluding any earnout payment) to be paid to the seller parties.
Control Over Framedia
       We have entered into a series of agreements with Focus Media Advertisement, Focus Media Advertising Agency, Framedia Investment, Framedia Advertisement, Guangdong Framedia and its current shareholders and New Structure Advertisement that provide us with effective control over Framedia Advertisement, Guangdong Framedia and New Structure Advertisement while enabling the Framedia business to be consolidated with Infoachieve. These agreements are substantially similar to the control agreements we have entered into with Focus Media Technology, Focus Media Digital, Focus Media Advertisement and its shareholders and subsidiaries. See “Our Corporate Structure — Our Corporate Structure and Contractual Arrangements” and “Related Party Transactions — Agreements Among Focus Media Advertisement, Focus Media Advertising Agency, Framedia Investment, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement”.
Target Media
       On February 28, 2006, we acquired Target Media Holdings, its affiliated PRC entity Shanghai Target Media and its subsidiary Target Multi-Media, by purchasing 100% of the shares of Target Media Holdings from its shareholders. Target Media and several of its principal shareholders, including David Feng Yu, its chairman of the board of directors and SII International Holding Limited, are referred to as the seller parties. Collectively, Target Media’s shareholders, including The Carlyle Group, are referred to as the Target Media selling shareholders.
       The following is a brief summary of material provisions of the share purchase agreement. This summary is qualified in its entirety by reference to the share purchase agreement filed as an exhibit to our registration statement.
       Purchase Price. We have agreed to pay the shareholders of Target Media US$94 million in cash, subject to a working capital adjustment, and 77 million Focus Media ordinary shares. The cash portion of the purchase price will be paid in three installments. The first installment of $45 million was paid at closing on February 28, 2006. The second installment of $25 million was paid on April 28, 2006. The final installment of $24 million is to be paid on July 31, 2006, and may be increased or decreased based on a calculation of Target Media’s net working capital as of the closing date. All of the Focus Media ordinary shares delivered at closing under the share purchase agreement were newly issued shares.
       Focus Media Options. We have also granted options to purchase up to 3,000,000 Focus Media ordinary shares to an agreed upon list of current employees of Target Media who entered into new employment agreements with Focus Media.
       Representations and Warranties. In the share purchase agreement, the seller parties made customary representations and warranties to us, which generally survive for a period of six months following the closing date. However, a number of specified representations and warranties survive for longer periods or indefinitely. In the definitive share purchase agreement, the Target Media selling shareholders also made customary representations and warranties to us, which generally survive for a period of six months following the closing date. However, a number of specified representations and warranties survive for longer periods or indefinitely. In the definitive share purchase agreement, we made customary representations and warranties to the Target Media selling shareholders, which generally survive for a period of six months following the closing date. However, a number of specified representations and warranties survive for longer periods or indefinitely.
       Covenants. The definitive share purchase agreement includes customary covenants relating to, among other things, notification of certain matters, public announcements, non-competition of certain persons, treatment of related party accounts and preparation of financial accounts. The share purchase agreement also contains covenants requiring us to enter into employment agreements with key employees of Target Media.
       We agreed under the definitive share purchase agreement and the employment agreement with Mr. David Feng Yu to appoint him as co-chairman of the board of directors and president of Focus Media upon the completion of the acquisition. He is in charge of developing our outdoor LED network. We also agreed to increase our board of directors from five to seven members at closing, and to assist in the nomination and appointment of David Feng Yu, the founder, chairman and chief executive officer of Target Media, and a nominee of David Feng Yu to fill the additional seats at the first annual meeting of our shareholders following the closing. The director nominated by David Feng Yu will qualify as an independent director for the purpose of complying with NASDAQ listing standards and Sarbanes-Oxley Act requirements so that a majority of our board of directors continues to be independent. See “Management”. We have also agreed to permit The Carlyle Group to appoint an observer to our board of directors for a limited period of time.
       Indemnification. The seller parties have agreed to indemnify us for damages resulting from inaccuracies of their representations and warranties or failure to perform their obligations under the share purchase agreement; losses arising out of indebtedness of Target Media not reflected in its financial statements; losses arising out of or pursuant to terms of the contracts of Target Media that were not disclosed to us prior to the closing date due to their commercially sensitive nature and those terms are not in the ordinary course of business of Target Media; and certain tax liabilities.

       Two Target Media selling shareholders that hold an approximately 49.7% equity interest in Target Media, or collectively, the Controlling Target Media Selling Shareholders, have agreed to indemnify us for damages resulting from inaccuracies of representations and warranties in relation to Target Media and the Controlling Target Media Selling Shareholders, respectively, or failure of Target Media or the Controlling Target Media Selling Shareholders to perform their respective obligations under the share purchase agreement. The Target Media selling shareholders other than the Controlling Target Media Selling Shareholders and The Carlyle Group, or collectively, the Non-Controlling Target Media Selling Shareholders, have agreed to indemnify us for damages resulting from inaccuracies of representations and warranties in relation to Target Media and the Non-Controlling Target Media Selling Shareholders, respectively, or failure of the Non-Controlling Target Media Selling Shareholders to perform their obligations under the share purchase agreement. The Carlyle Group has agreed to indemnify us for damages resulting from inaccuracies of representations and warranties in relation to The Carlyle Group, or failure of The Carlyle Group to perform its obligations under the share purchase agreement.
       The indemnification obligations of all Target Media selling shareholders (excluding The Carlyle Group) are limited to US$80 million, provided that the Controlling Target Media Selling Shareholders shall be responsible for indemnifying us up to $325 million for additional losses arising out of several specified claims, including such contracts not disclosed to us prior to the closing of the acquisition, which contracts contain clauses that are out of ordinary course of Target Media’s business. The indemnification obligation of The Carlyle Group is limited to $16.3 million, except for a breach with respect to their ownership of the shares they are selling to us.
       For so long as the shares received by Target Media selling shareholders in this acquisition are restricted from sales in the open market by either the lock-up, or securities laws, the Target Media selling shareholders have the right to settle any indemnification obligation by paying us in kind with our ordinary shares, valued at one-tenth of the closing price of our ADSs (each of which represents ten of our ordinary shares) on the business day prior to the payment of such shares.
       We have agreed to indemnify the seller shareholders for damages resulting from inaccuracies of our representations and warranties or failure to perform our obligations under the share purchase agreement. Certain of our indemnification obligations are capped at $39 million, while several specified indemnification obligations of our company are capped at the total consideration to be paid to the selling shareholders.
Focus Media Wireless
       In March 2006, Focus Media acquired Dotad Media Holdings Limited, or Dotad Holdings, and its wholly-owned PRC subsidiary Dotad Technology and their affiliated PRC operating company, now called Beijing Focus Media Wireless Co., Ltd., or Focus Media Wireless, which operate a WAP-based advertisement delivery platform in China through China Mobile and China Unicom’s mobile networks. Following our acquisition of Dotad Holdings, we rebranded the company under the brand name Focus Media Wireless. Under the terms of the transaction, Focus Media acquired 100% of the equity of Dotad for a purchase price of $15.0 million in cash. In addition, under the terms of the agreement, if Focus Media Wireless attains net income of at least $5 million and $8 million during the twelve month periods ended March 31, 2007 and March 31, 2008, respectively, for each of these two net earnings attainments, we will issue 1,500,000 of our ordinary shares to the seller parties.

REGULATION OF OUR INDUSTRY
       We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the National People’s Congress, and several ministries and agencies under its authority including the State Administration for Industry and Commerce, or SAIC.
       China’s Advertising Law was promulgated in 1994. In addition, the State Council, SAIC and other ministries and agencies have issued regulations that regulate our business, which are discussed below.
Limitations on Foreign Ownership in the Advertising Industry
       The principal regulations governing foreign ownership in the advertising industry in China include:

•	The Catalogue for Guiding Foreign Investment in Industry (2004); and

•	The Administrative Regulations on Foreign-invested Advertising Enterprises (2004).
       These regulations require foreign entities that directly invest in the advertising industry to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in advertising companies in China, but such foreign investors are also required to have at least three years of direct operations in the advertising industry outside of China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising business. In the event we are able to qualify to acquire the equity interest of Focus Media Advertisement under the rules allowing complete foreign ownership, Focus Media Advertisement would continue to exist as the holder of the required advertising license consistent with current regulatory requirements.
       Since we have not been involved in advertising outside of China for the required number of years, our domestic PRC operating subsidiaries, which are considered foreign invested, are currently ineligible to apply for the required advertising services licenses in China. Our advertising business is currently mainly provided through our contractual arrangements with our consolidated affiliated entities in China, including Focus Media Advertisement and its subsidiaries, New Focus Media Advertisement, Framedia Advertisement, Guangdong Framedia, New Structure Advertisement and Focus Media Wireless. Each of our PRC operating affiliates is currently owned or controlled either by Jason Nanchun Jiang and Jimmy Wei Yu, both of whom are PRC citizens, or by PRC companies owned by them or by us. Our PRC operating affiliates and certain of their respective subsidiaries hold the requisite licenses to provide advertising services in China. We, Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Framedia Investment and Dotad Technology have entered into a series of contractual arrangements with our PRC operating affiliates and their respective subsidiaries and shareholders under which:

•	we are able to exert effective control over our PRC operating affiliates and their respective subsidiaries;

•	a substantial portion of the economic benefits of our PRC operating affiliates and their respective subsidiaries will be transferred to us; and

•	we have an exclusive option to purchase all or part of the equity interests in our PRC operating affiliates and all or part of the equity interests in Focus Media Advertisement’s subsidiaries that are owned by Focus Media Advertisement or its nominee holders, as well as all or a part of the assets of our PRC operating affiliates, in each case when and to the extent permitted by PRC law.

       See “Our Corporate Structure” and “Related Party Transactions”.
       In the opinion of Global Law Office, our PRC legal counsel,

•	the respective ownership structures of Focus Media, Framedia, Focus Media Wireless and their respective PRC affiliates and subsidiaries are in compliance with existing PRC laws and regulations;

•	the contractual arrangements (i) among Focus Media, Framedia, Focus Media Wireless and their respective PRC affiliates, subsidiaries and PRC shareholders, in each case governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and

•	the PRC business operations of Focus Media, Framedia, Focus Media Wireless and their respective affiliates and subsidiaries as described in this prospectus, are in compliance with existing PRC laws and regulations in all material respects.
       We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities, in particular the SAIC which regulates advertising companies, will not in the future take a view that is contrary to the opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government determines that the agreements establishing the structure for operating our PRC advertising business do not comply with PRC government restrictions on foreign investment in the advertising industry, we could be subject to severe penalties. See “Risk Factors — Risks Relating to Regulation of Our Business and to Our Structure — If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with PRC governmental restrictions on foreign investment in the advertising industry, we could be subject to severe penalties”.
Regulation of Advertising Services
Business License for Advertising Companies
       The principal regulations governing advertising businesses in China include:

•	The Advertising Law (1994);

•	The Advertising Administrative Regulations (1987); and

•	The Implementing Rules for the Advertising Administrative Regulations (2004).
       These regulations stipulate that companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which specifically includes operating an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant law or regulation. We do not expect to encounter any difficulties in maintaining our business licenses. Each of Focus Media Advertisement, its subsidiaries and New Focus Media Advertisement has obtained, or in the case of some of our new directly-operated cities, are in the process of obtaining such a business license from the local branches of the SAIC as required by the existing PRC regulations. Some of our regional distributors may not possess all the licenses required to operate an advertising business, or may fail to maintain the licenses they currently hold. We periodically monitor our regional distributors to ensure they have obtained all required licenses and are complying with regulations relating to advertising content, although it is possible that one or more of our regional distributors may not be in compliance with all PRC regulations at all times. To our knowledge, all of our regional distributors have received, or are in the process of obtaining, the licenses required to operate an advertising business. If we learn that any of our regional distributors are not in compliance with applicable terms and regulations we notify such regional distributors of the need to complete any necessary procedures and to report any developments to us. If a regional distributor fails to complete the steps necessary to receive the required licenses, we will take steps to terminate the contract with such regional distributor. See “Risk Factors — Risks Relating to Our Business and Industry — One or more of our regional distributors could engage in activities that are harmful to our reputation in the industry and to our business”.
Advertising Content
       PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. It is prohibited to disseminate tobacco advertisements via broadcast or print media. It is also prohibited to display tobacco advertisements in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through radio, film, television, newspaper, magazine, out-of-home and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements shown on our network.
       Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements comply with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain commodities which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.
       We employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant laws and regulations.

Outdoor Advertising
       The Advertising Law stipulates that the exhibition and display of outdoor advertisements must not:

•	utilize traffic safety facilities and traffic signs;

•	impede the use of public facilities, traffic safety facilities and traffic signs;

•	obstruct commercial and public activities or create an eyesore in urban areas;

•	be placed in restrictive areas near government offices, cultural landmarks or historical or scenic sites; and

•	be placed in areas prohibited by the local governments from having outdoor advertisements.
       In additional to the Advertising Law, the SAIC promulgated the Outdoor Advertising Registration Administrative Regulations on December 8, 1995, as amended on December 3, 1998, which governs the outdoor advertising industry in China.
       Outdoor advertisements in China must be registered with the local SAIC before dissemination. The advertising distributors are required to submit a registration application form and other supporting documents for registration. After review and examination, if an application complies with the requirements, the local SAIC will issue an Outdoor Advertising Registration Certificate for such advertisement. The content of the outdoor advertisement must be submitted for filing with the local SAIC.
       The placement and installation of LED billboards are subject to municipal zoning requirements and governmental approvals, including application for an outdoor advertising registration certificate for each LED billboard subject to a term of use of no more than six years for each LED billboard. If the existing LED billboards placed by our LED location provider or us are required to be removed, the attractiveness of this portion of our advertising network will be diminished. Moreover, failure by an owner of LED billboards to maintain outdoor advertising registration certificates would result in the inability to lease or market such space for the placement of advertisements.
Print Advertising
       Following our acquisition of Framedia on January 1, 2006, we also operate a network of advertising poster frames placed primarily in the elevators and public areas of residential complexes. The advertisements shown on our poster frame network are defined as “normal print advertisements” under the Print Advertisements Administrative Regulations promulgated by the SAIC on January 13, 2000, as amended on November 30, 2004, or the Print Advertisements Regulations. Under these regulations, print advertisements must not be placed in areas prohibited by laws or regulations from posting print advertisements.
Regulation of Telecommunications Value-added Service Providers
       The Telecommunications Regulations (2000), or the Telecom Regulations, and the Administrative Measures for Telecommunications Business Operating License (2002), or the Telecom License Measures, contain provisions governing providers of telecommunications services, including value-added service providers. The Telecom Regulations categorize all telecommunication services businesses in China as either infrastructure telecommunication services businesses or value-added telecommunication services businesses. The latter category includes WAP services. Under the Telecom Regulations, certain services are classified as being of a value-added nature and require the commercial mobile operator of such services to obtain an operating license, including online data processing and transaction processing, call centers and Internet access. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China. Under the Telecom License Measures, an approved value-added telecommunication services provider must conduct its business in accordance with the specifications recorded on its value-added telecommunication services operating license. Under PRC law, it is unclear whether the services offered by Focus Media Wireless should be deemed value-added telecommunication services, which requires an operation permit which has a valid period of five years. Focus Media Wireless has applied for an operation permit for its wireless advertising operations. If Focus Media Wireless is deemed by the PRC regulatory authorities to be providing value-added telecommunication services but an operation permit is not issued or if, once issued, it is revoked or if we are unable to renew its operation permit upon its expiration, we will be required to suspend our services relating to our mobile handset advertising network, and our advertising service revenue derived from this portion of our network would be adversely affected. See “Risk Factors — Our recent entry into mobile handset advertising through our acquisition of Focus Media Wireless may expose us to risks associated with operating in the telecommunications industry in China which could materially affect our financial condition or results of operation”.
Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions
       In January and April 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued two rules that require PRC residents to register with and receive approvals from SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange and the standardization of the cross-border flow of funds.
       On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 replaced the two rules issued by SAFE in January and April 2005 mentioned above.
       According to Notice 75:

•	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company, or (2) the completion of any overseas fund raising by such offshore company; and

•	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long term equity or debt investment, or (5) the creation of any security interests over the relevant assets located in China.
       Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.
       As a Cayman Islands company, and therefore a foreign entity, if Focus Media Holding purchases the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.
       As a result of the lack of implementing rules and other uncertainties relating to the interpretation and implementation of Notice 75, we cannot predict how these regulations will affect our business operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents, over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all the shareholders in Focus Media Holding who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

MANAGEMENT
       The following table sets forth certain information relating to our directors and executive officers. The business address of each of our directors and executive officers is 28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, People’s Republic of China.

Name	Age	Position

Jason Nanchun Jiang	33	Chairman of the Board of Directors and Chief Executive Officer
David Feng Yu(1)	44	Co-chairman of the Board of Directors and President
Jimmy Wei Yu	33	Director
Fumin Zhuo(2)	54	Director
Neil Nanpeng Shen(2)	38	Director
Charles Chao(2)	40	Director
Daqing Qi(3)	43	Director
Daniel Mingdong Wu	39	Chief Financial Officer
Diana Congrong Chen	38	Chief Marketing Officer
July Lilin Wang	34	Chief Accounting Officer
Cindy Yan Chan	40	Chief Strategy Officer
Ergo Xueyuan Liu	35	Vice President — Commercial Location Network
Acer Jiawei Zhang	29	Vice President — In-store Network

(1)	Mr. Yu was appointed as co-chairman of the board of directors and President of Focus Media on February 28, 2006 pursuant to the terms of the share purchase agreement between us and Target Media in connection with our acquisition of Target Media.

(2)	Independent director and a member of our audit committee, compensation committee and nomination committee.

(3)	Mr. Qi was appointed as an independent director on February 28, 2006 by the seller parties of Target Media pursuant to the terms of the share purchase agreement between us and Target Media in connection with our acquisition of Target Media.
       Jason Nanchun Jiang, our founder, has served as the chairman of our board of directors and our chief executive officer since May 2003. From 1994 to 2003, Mr. Jiang was the chief executive officer of Everease Advertising Corporation, which is one of the top 50 advertising agencies in China. Starting in 2003, Mr. Jiang was general manager of Aiqi Advertising, an advertising company founded by his immediate family members in 1997 which was renamed Focus Media Advertisement in May 2003 in connection with the establishment of our current business operations. In December 2003, Mr. Jiang was selected by China News Publisher’s Media magazine as one of the “Media People of the Year”. In September 2003, Mr. Jiang was selected by the Television and Newspaper Committees of the China Advertising Commission as one of its “contemporary outstanding advertising media personalities”. Mr. Jiang received a Bachelor of Arts degree in Chinese language and literature from Huadong Normal University in 1995.
       David Feng Yu has served as co-chairman of our board of directors and as our president since February 28, 2006. From 2003 until February 2006, Mr. Yu was chairman and chief executive Officer of Target Media, which we acquired in February 2006. From 2000 to 2003, Mr. Yu was chief executive offer and the sole beneficial owner of Dian Yang, whose flat panel display advertising business was transferred to Target Media in December 2003. From 1999 to 2000, Mr. Yu was the general manager of Shanghai Yuanye Info Tech Co., Ltd. In May 2005, Mr. Yu was selected by the Advertising Newspaper in China as one of the “Most Influential Advertising People of the Year.” In December 2004, Mr. Yu was selected by China Venture Capital Forum 2004 as one of the “Top 10

Enterprisers of the Year.” Mr. Yu received an Executive M.B.A. degree from China Europe International Business School in 2001 and a Master of Arts degree in philosophy from Fudan University in 1991.
       Jimmy Wei Yu has served as our director since May 2003. Mr. Yu is the chairman and chief executive officer of United Capital Investment (China) limited, which is one of our principal shareholders and the management company of United China Investment Limited and KTB/UCI China Ventures I Limited and UCI China Venture II Limited. Mr. Yu is also the chairman of Shanghai Multimedia Park Venture Capital, a position he has held since 2003. From 1995 to 1999, Mr. Yu served in various capacities in several telecommunications companies, including as Chief Representative of UTStarcom (Hong Kong) Ltd. He also has been the Chief Representative of Softbank China Venture Capital, which is the management company of SB China Holdings Pte. Ltd., one of our shareholders, since its incorporation in 1999.
       Fumin Zhuo has served as our director since December 2004 and has more than 27 years of experience in investment and corporate management. Mr. Zhuo has also served as a general partner in SIG Capital Limited since July 2005. Prior to this, Mr. Zhuo served as chairman and chief executive officer of Vertex China Investment Company (VCI), a company concentrating in investments in the Greater China region, since he joined the fund in July 2002. From 1995 to July 2002, Mr. Zhuo was chief executive officer of Shanghai Industrial Holding Ltd. and chairman of SIIC Medical Science & Technology (Group). Prior to this, starting in 1987, Mr. Zhuo served as chief assistant officer of the Shanghai Economic System Reform Committee. Mr. Zhuo has extensive experience in venture capital fund formation, mergers and acquisitions, and investment management. Mr. Zhuo graduated from Shanghai Jiaotong University’s Electrical Engineering School with a degree in enterprise management and also holds a Master’s degree in economics from Fudan University.
       Neil Nanpeng Shen has served as our director since December 2004. Mr. Shen is the founding managing partner of Sequoia Capital China, or Sequoia China, a China-focused venture capital fund which was established in August 2005. Prior to founding Sequoia China, Mr. Shen was president and chief financial officer of Ctrip.com International Limited, or Ctrip, a Nasdaq-listed on-line travel services company he co-founded and for which he continues to serve as a director. Prior to founding Ctrip, Mr. Shen worked for more than eight years in the investment banking industry in New York and Hong Kong. He was a director at Deutsche Bank Hong Kong where he worked from 1996 to 1999. Prior to 1996, he worked at Chemical Bank, Lehman Brothers and Citibank in various investment banking positions. Mr. Shen is also co-founder and co-chairman of Home Inns & Hotels Management (Hong Kong) Limited. Mr. Shen received his Master’s degree from the School of Management at Yale University and his Bachelor’s degree from Shanghai Jiaotong University.
       Charles Chao was appointed as our director in November 2005 to replace Ted Tak Dee Sun who passed away in September 2005. Mr. Chao is president and chief executive officer of SINA Corporation, an online media company listed on the Nasdaq National Market. Before he joined SINA Corporation in September 1999, Mr. Chao served as an experienced audit manager with PricewaterhouseCoopers LLP, providing auditing and business consulting services for high tech companies in Silicon Valley, California. Mr. Chao received his master of professional accounting from University of Texas at Austin. He also holds an MA degree in journalism from University of Oklahoma and a BA degree in Journalism from Fudan University in Shanghai, China. Mr. Chao is a certified public accountant and a member of the American Institute of Certified Public Accountants.
       Daqing Qi was appointed as our director in February 28, 2006 upon the closing of our acquisition of Target Media. Professor Qi is professor of accounting and associate dean of the Cheong Kong Graduate School of Business, where he has taught since 2002. From 1996 until 2002, Professor Qi was an associate professor in the School of Accountancy at the Chinese University of Hong Kong. Professor Qi also has extensive experience in providing executive training and consulting services in accounting and corporate finance to government departments and private companies, including the Ministry of Information Industries of the People’s Republic of China, the

Shanghai Municipal Government, China Mobile, China Unicom, China Telecom, China Netcom, Nokia and Ericsson. Professor Qi also serves on the board of directors of Sohu.com, a Nasdaq-listed company that provides online services in China. Professor Qi holds a B.S. degree in biophysics and a B.A. degree in journalism from Fudan University, an MBA degree from the University of Hawaii Manoa with a concentration in accounting and finance and a Ph.D. degree in accounting from the Eli Broad Graduate School of Management of Michigan State University.
       Daniel Mingdong Wu has served as our chief financial officer since February 2005. Mr. Wu was chief financial officer and a director of Harbour Networks Ltd. from January 2004 until January 2005. Prior to that, Mr. Wu was a partner of Bridgecross Ltd. from 2001 until 2003 and acting chief financial officer of Wi-Comm United Communications Inc. from May 2003 until January 2004. From 2000 until 2001, Mr. Wu was a vice president for technology investment banking at Merrill Lynch (Asia Pacific) Ltd. From 1996 to 2000, Mr. Wu worked in the global communications group of Lehman Brothers Inc. Mr. Wu holds a B.A. degree from the State University of New York at Buffalo and an MBA degree from Columbia Business School.
       Diana Congrong Chen joined Focus Media as chief marketing officer in May 2005. Before joining Focus Media, Ms. Chen worked for Phoenix Satellite TV from 1998 to 2004, serving as general manager, director of international advertising and president of East China region. While at Phoenix Satellite TV, Ms. Chen successfully developed business in Zhejiang and East China region and was awarded Best Sales Team for several years. In 2004, Ms. Chen was honored with a Most Outstanding Employee Award by Phoenix Satellite TV. Prior to that, Ms. Chen was the vice president of sales for Tucano Clothing China and office manager for China Animal By-product Import and Export Co. Ms. Chen holds a B.A. degree in journalism from Zhejiang University.
       July Lilin Wang joined Focus Media as chief accounting officer in April 2005. Prior to joining Focus Media, Ms. Wang worked as a senior manager at Ernst & Young’s Shanghai office from April 2004 to April 2005. From November 2002 to April 2004, Ms. Wang was a senior supervisor at Ernst & Young’s San Jose, California office. From 1994 to 2002, Ms. Wang worked as a senior manager at Ernst & Young’s Shanghai office. Ms. Wang received a B.A. degree in economics from Shanghai University of Economics and Finance.
       Cindy Yan Chan joined Focus Media in August 2005 as chief strategy officer. Ms. Chan has over 10 years of experience in the advertising industry in China. Before joining Focus Media, Ms. Chan was deputy general manger for iMPACT, ZenithOptimedia’s outdoor media department, an outdoor media buyer in China, from 2000 to 2005. Ms. Chan is also among the most reputable media researchers in China, and has published articles on the theory of outdoor media and China’s outdoor media market, which has been quoted in prominent publications such as Forbes magazine and Media magazine. Ms. Chan holds a master’s degree in economics from Nankai University.
       Ergo Xueyuan Liu joined Focus Media as Vice President — Commercial Location Network in June 2004. Prior to joining Focus Media, Mr. Liu worked for Everease as an account manager from March 2003 until June 2004. From June 2002 until February 2003, Mr. Liu was general manager and a director of Beijing Fanenchangmei Advertising Co., Ltd., prior to which he was general manager of Manager magazine from January 2001 until May 2002. In 1999 and 2000, Mr. Liu worked in the enterprise department of the Shenzhen Special Economic Zone Group Company and was assistant manager of Yigao Electronics Co., Ltd. Mr. Liu received a B.A. degree in Chinese literature from Huazhong College of Engineering (now Huazhong Science and Technology University) in 1992.
       Acer Jiawei Zhang joined Focus Media as Vice President — In-store Network in March 2005. Prior to joining Focus Media, Mr. Zhang worked for Media Partners International Holdings Inc. from 2001 to 2004, serving as account director, business director of the Beijing branch office and director of agency relations. While at Media Partners International, Mr. Zhang established a national “key account” service system, improved consulting and client services, and managed the development of its digital outdoor media project. From 1998 to 2001, Mr. Zhang was a sales director for Media Century Holdings Inc. in the Wuhan, Chengdu and Beijing offices. At Media Century, Mr. Zhang assisted with developing new markets and preparing for its domestic initial public offering and assisted in the acquisition of one of its key competitors. Mr. Zhang received a B.A. degree in arts design from Hubei Polytechnic Institute.
       We increased our board of directors from five to seven members when we completed our acquisition of Target Media, and assisted in the nomination and appointment of David Feng Yu, the founder, chairman and chief executive officer of Target Media, and Daqing Qi to fill the additional seats as of February 28, 2006.
Duties of Directors
       Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A company has the right to seek damages if a duty owed by our directors is breached.
       The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.
Terms of Directors and Executive Officers
       Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by our board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.
Board Practices
Board Committees
       Our board of directors has established an audit committee, a compensation committee and a nominations committee.
       Audit Committee. Our audit committee currently consists of Neil Nanpeng Shen, Charles Chao and Fumin Zhuo. Mr. Shen is the chairman of our audit committee. Our board of directors has determined that all of our audit committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, or the Exchange Act.

       Our audit committee is responsible for, among other things:

•	recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the U.S. securities laws;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within U.S. GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately, periodically, with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.
       Compensation Committee. Our current compensation committee consists of Neil Nanpeng Shen, Charles Chao and Fumin Zhuo. Mr. Chao is the chairman of our compensation committee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15).

       Our compensation committee is responsible for:

•	determining and recommending the compensation of our chief executive officer;

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers;

•	reviewing and determining share-based compensation for our directors and officers;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.
       Nominations Committee. Our current nominations committee consists of Neil Nanpeng Shen, Charles Chao and Fumin Zhuo. Mr. Zhuo is the chairman of our nominations committee. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15).
       Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.
Corporate Governance
       Our board of directors has adopted a code of business conduct and ethics, which is applicable to our employees, officers and directors. Our code of business conduct and ethics is available on our website.
       In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board’s structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.
Compensation Of Directors And Executive Officers
       In 2005, we paid aggregate cash compensation of approximately $512,947 to our directors and executive officers as a group. In 2004, 2005 and for the three months ended March 31, 2006, we granted to selected directors, officers and employees options to acquire an aggregate 20,643,400, 22,503,630 and 3,000,000 ordinary shares, respectively. We have no service contracts with any of our directors or executive officers that provide benefits to them upon termination. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.
Share Option Plans
       Our 2003 Employee Share Option Scheme, or our 2003 Option Plan, was adopted by our board of directors at a meeting on June 1, 2003. Our members and board of directors adopted our 2005 Share Option Plan, or our 2005 Option Plan, in May 2005. Both of our option plans are intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third-party consultants and advisors.
       Originally, under our 2003 Option Plan, not more than 30% of our share capital was reserved for grants of options. Prior to the adoption of our 2005 Option Plan, we issued options equivalent to 10.87% of our issued share capital under our 2003 Option Plan. Under our 2005 Option Plan, the amount of options we may issue has been reduced to an aggregate of 20% of our share capital, including the 10.87% already granted under our 2003 Option Plan. In addition, during the three years from the adoption of our 2005 Option Plan, we may issue no more than 5% of our share capital for grants of options.
       Under our 2003 Option Plan:

•	In July and August 2004, we granted:

•	options to purchase 12,181,600 shares to certain members of our board of directors and our management group. Each of these options has an exercise price of $0.24 per share. 8,460,800 of these options vest over three years while the remaining 3,720,800 options vest over one year.

•	options to purchase 8,461,800 shares to members of our staff. Each of these options has an exercise price of $0.24 per share. 2,159,800 of these options vest over three years while the remaining 6,302,000 options vest over one year.

•	options to purchase 4,564,800 shares, representing 1.4% of our pre-offering diluted share capital, to third-party consultants and advisors. Each of these options have an exercise price of $0.24 per share. 1,310,400 of these options vest over three years while the remaining 3,254,400 options vest over one year.
       Under our 2005 Option Plan:

•	In January 2005, we granted additional options to purchase 1,200,000 of our ordinary shares to some of our directors with an exercise price of $0.58 per share. All of these options vest over three years.

•	In February 2005, we granted:

•	options to purchase 2,000,000 and 2,100,000 of our ordinary shares with an exercise price of $0.58 and $0.75, respectively, to certain of our executive officers and options to purchase 720,000 of our ordinary shares with an exercise price of $0.75 to certain of our employees. All of these options vest over three years.

•	options to purchase 1,240,000 of our ordinary shares to third-party consultants and advisors with an exercise price of $0.75. All of these options vest over three years.

•	In July 2005, we granted:

•	options to purchase 11,683,630 of our ordinary shares with an exercise price of $1.70, to certain of our executive officers and employees. All of these options vest over three years.

•	options to purchase 100,000 of our ordinary shares to a third-party consultant with an exercise price of $1.70. All of these options vest over three years.

•	In November 2005, we granted:

•	options to purchase 800,000 of our ordinary shares with an exercise price of $2.60, to certain of our executive officers and employees. All of these options vest over three years.

•	options to purchase 4,000,000 of our ordinary shares with an exercise price of $2.70, to certain of our executive officers and employees. All of these options vest over three years.

•	In March 2006, we granted options to purchase 3,000,000 of our ordinary shares with an exercise price of $5.09, to certain of our executive officers, employees and directors. All of these options vest over three years.
       Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or, for certain option holders, a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.
       Our compensation committee, which administers our option plans, has wide discretion to award options. Subject to the provisions of our option plans and the above allocation targets, our committee that administers our option plans determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors.
       Generally, to the extent an outstanding option granted under our option plans has not become vested on the date the grantee’s employment by or service with us terminates, the option will terminate and become unexercisable.
       Our board of directors may amend, alter, suspend, or terminate each of our option plan at any time, provided, however, that in order to increase the limit of 20% of our share capital that may be granted as options, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, our 2003 Option Plan and our 2005 Option Plan will terminate in June 2013 and May 2015, respectively.
       The table below sets forth the option grants made to our directors and executive officers pursuant to our 2003 and 2005 Option Plan as of March 31, 2006.

	Number of
	ordinary shares
	to be issued	Exercise price
	upon exercise	per ordinary
Name	of options	share	Date of grant	Date of expiration

		(in U.S. dollars)
Jason Nanchun Jiang	5,882,000	$0.24	August 25, 2004	August 24, 2014
David Feng Yu	1,300,000	$5.09	March 10, 2006	March 9, 2016
Jimmy Wei Yu	2,376,200	$0.24	July 5, 2004	July 4, 2014
Jimmy Wei Yu	3,923,400	$0.24	August 25, 2004	August 24, 2014
Jimmy Wei Yu	200,000	$1.70	July 13, 2005	July 13, 2015
Fuming Zhuo	*	$0.24	August 10, 2004	August 9, 2014
Neil Nanpeng Shen	*	$0.58	January 1, 2005	December 31, 2014
Charles Chao	*	$2.60	November 2, 2005	November 1, 2016
Daqing Qi	*	$5.09	March 10, 2006	March 9, 2016
Daniel Mingdong Wu	*	$0.58	February 2, 2005	February 1, 2015
Daniel Mingdong Wu	*	$0.75	February 2, 2005	February 1, 2015
Daniel Mingdong Wu	*	$1.70	July 13, 2005	July 13, 2015
July Lilin Wang	*	$0.75	February 2, 2005	February 1, 2015
Ergo Xueyuan Liu	*	$0.24	July 5, 2004	July 4, 2014
Acer Jiawei Zhang	*	$0.75	February 2, 2005	February 1, 2015
Diana Congrong Chen	*	$1.70	July 13, 2005	July 13, 2015
Cindy Yan Chan	*	$1.70	July 13, 2005	July 13, 2015

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.

Manager Non-Competition Agreement
       Pursuant to the manager non-competition agreement entered into by and between us and Jason Nanchun Jiang in December 2004, Jason Nanchun Jiang agrees not to engage in activities that compete with our business operations during the term of his employment with us and for a period of two years after any termination of his employment with us. Jason Nanchun Jiang also agrees not to disclose to any third party any confidential information regarding us or any of our subsidiaries and affiliated companies or to accept or invest in any opportunity that is in line with our business operations, came to him as a result of his employment with us or involves any of our assets, unless approved by our board of directors.

PRINCIPAL AND SELLING SHAREHOLDERS
       The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of May 30, 2006 and as adjusted to reflect the sale of the ADSs offered in this offering for:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each selling shareholder participating in this offering.
       Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes our ordinary shares underlying options held by such person that are exercisable within 60 days of June 13, 2006, but excludes ordinary shares underlying options held by any other person. Percentage of beneficial ownership is based on 512,766,773 ordinary shares outstanding prior to this offering and 522,766,773 ordinary shares outstanding after completion of this offering, assuming the underwriters do not exercise their over-allotment options. The underwriters may choose to exercise the over-allotment options in full, in part or not at all.

	Shares beneficially		Shares to be sold by		Shares beneficially
	owned prior		selling shareholders		owned after
	to this offering		in this offering		this offering

Name	Number	Percent	Number	Percent	Number	Percent

Principal Shareholders
JJ Media Investment Holding Ltd./ Jason Nanchun Jiang(1)	101,619,429	19.01%	10,167,482	1.97%	91,451,947	17.38%
Target Media International Limited/ David Feng Yu(2)	35,584,287	6.94%	—	—	35,584,287	6.81%
Carlyle Entities(3)	27,516,914	5.37%	—	—	27,516,914	5.26%
Total Team(4)	22,157,003	4.32%	—	—	22,157,003	4.24%
Directors and Executive Officers(5)
Jason Nanchun Jiang(6)	101,619,429	19.01%	10,167,482	1.97%	91,451,947	17.38%
David Feng Yu(7)	35,584,287	6.94%	—	—	35,584,287	6.81%
Jimmy Wei Yu(8)	11,166,242	2.17%	9,034,317	1.75%	2,131,925	*
Neil Nanpeng Shen	—	*	—	—	—	*
Charles Chao	—	—	—	—	—	—
Fumin Zhuo	—	*	—	—	—	*
Daqing Qi	—	—	—	—	—	—
Daniel Mingdong Wu	—	*	—	—	—	*
Diana Congrong Chen	—	*	—	—	—	*
July Lilin Wang	—	*	—	—	—	*
Cindy Yan Chan	—	*	—	—	—	*
Ergo Xueyuan Liu	—	*	—	—	—	*
Acer Jiawei Zhang	—	*	—	—	—	*

	Shares beneficially		Shares to be sold by		Shares beneficially
	owned prior		selling shareholders		owned after
	to this offering		in this offering		this offering

Name	Number	Percent	Number	Percent	Number	Percent

Other Selling Shareholders
GS Focus Holding Limited(9)	22,183,470	4.33%	22,183,470	4.33%	—	—
UCI Entities(10)	11,166,242	2.17%	9,034,317	1.75%	2,131,925	*
Victory Venture Capital Limited(11)	4,864,705	0.95%	4,864,705	0.95%	—	—
SB China Holdings Pte. Ltd(12)	4,500,006	0.88%	4,500,006	0.88%	—	—
International Network Capital
Global(13)	4,166,715	0.81%	4,166,715	0.81%	—	—
Venture TDF Technology Fund III L.P. (14)	2,083,305	0.41%	2,083,305	0.41%	—	—

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this prospectus, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 98,126,991 ordinary shares owned by JJ Media Investment Holding Ltd. and 2,993,450 and 498,988 options to purchase our ordinary shares owned by Target Sales International Limited and Target Management Group Limited. All of these entities are 100% owned by Jason Nanchun Jiang, our founder, chairman and chief executive officer.

(2)	Represents 35,584,287 ordinary shares owned by Target Media International Limited, or Target Media International, which is 100% owned by David Feng Yu, our co-chairman and president. The address of Target Media International is Suite 3801, K. Wah Centre, No. 1010 Huaihai Middle Road, Shanghai 200031, PRC.

(3)	Represents 22,618,903 and 4,898,011 ordinary shares owned by Carlyle Asia Venture Partners II, L.P. and CAVP II Co- Investment, L.P., respectively, which are collectively referred to in this prospectus as the Carlyle Entities. The general partner of each Carlyle Entity is CIPA General Partner, L.P. The general partner of CIPA General Partner, L.P. is CIPA Ltd., a Cayman Islands exempted limited liability company which is wholly owned by TC Group Cayman, L.P. The general partner of TC Group Cayman, L.P. is TCG Holdings Cayman, L.P. The general partner of TCG Holdings Cayman, L.P. is Carlyle Offshore Partners II Limited, a Cayman Islands exempted limited liability company. Carlyle Offshore Partners II Limited has ultimate investment and voting power over the shares held by the Carlyle Entities. The address of the Carlyle Entities is Suite 2801, 28th Floor, 2 Pacific Place, 88 Queensway, Hong Kong.

(4)	Total Team, a British Virgin Island company, is 13.37%, 10.79%, 10.46%, 9.99%, 9.30%, 9.23%, 8.14%, 5.81%, 5.76%, 5.54%, 5.23%, 4.04%, 1.74% and 0.58% owned by First Choice Investments Limited (owned by a group of unrelated parties), IDG Technology Venture Investment III, L.P. (owned by a group of unrelated parties), All in One International Limited (wholly owned by Lei Liu), Timeleader Profits Limited (wholly owned by Haiqi Zhao), Be First Investments Limited (wholly owned by Yue Yin), Yee On Investments Limited (wholly owned by Shisheng Liu), Excellent China (Group) Limited (wholly owned by Chunlong Xu), Dukeland Investments Limited (wholly owned by Xiaolu Sun), Red Focus Inc. (wholly owned by Xuxia Yang), Nice Excel Investments Limited (wholly owned by Zhixue Ding), Sparkle Media Limited (wholly owned by Haijin Li), Yufai Investments Limited (wholly owned by Yong Shi), Best Star Profits Limited (wholly owned by Zefei Wu) and Hong Chen, respectively. Each shareholder of Total Team exercises the investment and voting power over our ordinary shares held by Total Team in proportion to its respective ownership right in Total Team. The address of Total Team is c/o Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(5)	The address of our current directors and executive officers is c/o 28F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai 200050, China.

(6)	See note 1.

(7)	See note 2.

(8)	Represents 5,042,503, 100,002, 2,432,408 and 1,459,404 ordinary shares, owned by United China Investment Limited, Multimedia Park Venture Capital Ltd., United Capital Investment China Venture II Limited and KTB/UCI China Ventures I Limited, respectively, and 56,250, 496,256, 263,094, 1,237,500 and 78,825 options to purchase our ordinary shares owned by Multimedia Park Venture Capital Ltd., United Capital Investment Group Limited, Media Investment Consulting Limited, Universal Media Consulting Limited and Union Enterprises Group Limited, respectively. These entities are collectively referred to in this prospectus as the UCI Entities.

Jimmy Wei Yu, one of our directors, has the sole investment and voting power over the shares owned by the UCI Entities, except with respect to the shares owned by KTB/UCI, for which Jimmy Wei Yu shares the investment and voting power with Wonho Hong. The address of the UCI Entities is TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. Jimmy Wei Yu disclaims beneficial ownership of the shares owned by the UCI Entities except to the extent of his pecuniary interest therein.

(9)	GS Focus Holding Limited is a Cayman Islands company whose shareholders are investment funds, or the GS Funds, affiliated with or managed by Goldman, Sachs & Co., a wholly owned subsidiary of The Goldman Sachs Group, Inc. One of the joint bookrunners of this offering, Goldman Sachs (Asia) L.L.C., is also a wholly owned subsidiary of The Goldman Sachs Group, Inc. Each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Goldman Sachs (Asia) L.L.C. disclaims beneficial ownership of the shares owned by GS Focus Holding Limited, except to the extent of their pecuniary interest in the GS Funds. The address of GS Focus Holding Limited is c/o Goldman, Sachs & Co., 10th floor, 85 Broad Street, New York, NY 10004, U.S.A.

(10)	See note 8.

(11)	Victory Venture Capital Limited, or Victory Venture, is a British Virgin Islands company. Defu Zhang, a director of Victory Venture, exercises the investment and voting power over the shares owned thereby. The address of Victory Venture is TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(12)	SB China Holdings Pte Ltd., or SB China, is owned by SOFTBANK CORP., a public company listed on the Tokyo Stock Exchange. The address of SB China is 20 Raffles Place, #09-01, Ocean Towers, Singapore 048620.

(13)	Includes 1,494,005, 1,041,704, 625,002, 589,404 and 416,600 ordinary shares owned by Springboard-Harper Technology Fund (Cayman) Ltd., or SHTFC, Hannibal International Ltd., or HIL, International Network Capital Global Fund, or INCGF, Springboard-Harper Technology Fund Pte. Ltd., or SHTFP, and International Network Capital Global Investment Ltd., or INCGI, respectively. These entities are collectively referred to in this prospectus as International Network Capital Global. Decisions regarding the shares owned by International Network Capital Global are made by their respective investment committee of these entities. Each of such committees disclaims its beneficial ownership except to the extent of its respective pecuniary interest therein. The addresses of SHTFC, HIL, INCGF, SHTFP and INCGI are Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands; 13F, No. 59, Tun-Hua South Road, Section 2, Taipei, Taiwan; 10F-2, 76 Tun-Hua South Road, Section 2, Taipei, Taiwan; 63 Market Street, #09-02, Singapore 048942 and c/o Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands, respectively.

(14)	Thomas Kalon Ng, Chao Chin Yuen, Darren Ho Kah Leong, David Su Tuong Sing, Ng Tee Khiang and Tina Ju Lin Chi, are directors of Venture TDF China LLC, general partner of Venture TDF Technology Fund III L.P., or Venture TDF, and they jointly exercise the investment and voting power over the shares owned by Venture TDF. The address of Venture TDF is P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands.
Founders and Initial Investors
       The following share and par value information is presented as if all share splits discussed below had already occurred.

       Our holding company, Focus Media Holding, was established in April 2003 when we commenced our current business operations. In April 2003, we issued: (i) 140,000,000 ordinary shares, par value US$0.00005 per share, to JJ Media Investment Holding Ltd., a company controlled by Jason Nanchun Jiang, our chairman and chief executive officer, (ii) 5,000,000 ordinary shares to Yibing Zhou, (iii) 45,000,000 ordinary shares to China Alliance Investment Ltd., or China Alliance, and (iv) 10,000,000 ordinary shares to SB China Holdings Pte. Ltd., an affiliate of SOFTBANK Corp. that we refer to as Softbank.
       In May 2003, we executed a 100-to-1 share split of our ordinary shares.
       Immediately following this, our shareholders’ holdings were as follows:

	Ordinary Shares
	Beneficially
Shareholder	Owned	Percentage

JJ Media/ Jason Nanchun Jiang	140,000,000	70.0%
China Alliance	45,000,000	22.5
Softbank	10,000,000	5.0
Yibing Zhou	5,000,000	2.5

Total	200,000,000	100.0%

Issuance of Series A Convertible Redeemable Preference Shares and Subsequent Transfers
       In February 2004, China Alliance entered into sale and purchase agreements with Softbank, Shanghai Venture Capital (HK) Co., Ltd., or SVC, Multimedia Park Venture Capital Limited, or Multimedia, and United China Investment Limited, or UCI, pursuant to which China Alliance transferred 4,000,000 ordinary shares to Softbank, 10,000,000 ordinary shares to SVC, 5,000,000 ordinary shares to Multimedia and 10,000,000 ordinary shares to UCI.
       In March 2004, Jason Nanchun Jiang, through JJ Media, Yibing Zhou and Softbank transferred 6,000,000, 1,400,000 and 2,800,000 shares, respectively, to UCI.
       In March 2004, each of China Alliance, Softbank, SVC, Multimedia and UCI, or collectively the Series A shareholders, entered into a shareholders agreement with us pursuant to which each Series A shareholder exchanged its ordinary shares for an equal number of Series A convertible redeemable preference shares. Following these transactions and as of March 2004, our shareholders’ holdings were as follows:

	Shares
	Beneficially
Shareholder	Owned	Percentage

JJ Media/ Jason Nanchun Jiang(1)	134,000,000	67.0%
UCI(2)	20,200,000	10.1
China Alliance(2)	16,000,000	8.0
Softbank(2)	11,200,000	5.6
SVC(2)	10,000,000	5.0
Multimedia(2)	5,000,000	2.5
Yibing Zhou(1)	3,600,000	1.8

Total	200,000,000	100.0%

(1)	Holder of ordinary shares.

(2)	Holder of Series A convertible redeemable preference shares convertible into ordinary shares.

Issuance of Series B Convertible Redeemable Preference Shares and Subsequent Transfers
       In April 2004, we entered into a sale and purchase agreement with the Series B investors, which consisted of CDH FM Limited, or CDH, International Network Capital Global, Venture TDF Technology Fund III L.P., or Venture TDF, Milestone Digital Media Holding Ltd., or Milestone, Draper Fisher Jurvetson ePlanet, Elite Select Group Ltd., or Elite Select, Farmac Holdings Ltd., or Farmac, and Powerful Team Energy Investment Limited, or Powerful Team with their transferees, pursuant to which we issued 52,083,400 Series B convertible redeemable preference shares convertible into ordinary shares to the Series B investors at a price of $0.24 per preference share.
       In April 2004, China Alliance and SVC transferred a total of 13,202,800 Series A convertible redeemable preference shares to Pacific Advance Capital Limited, or Pacific Advance Capital, and UCI at a price of $0.20 per share. Also in April 2004 Softbank, Multimedia and Pacific Advance. Capital transferred a total of 17,076,000 Series A convertible redeemable preference shares to Draper Fisher Jurvetson ePlanet, CMF Technology Fund, or CMF, and Snow Hill Developments Limited, or Snow Hill, in each case at a price of $0.24 per share.
       In September 2004, we issued 14,458,200 ordinary shares to Victory Venture Capital Limited as partial consideration for our acquisition of Perfect Media.
       Following these transactions and as of September 2004, our shareholders’ holdings were as follows:

	Shares
	Beneficially
Shareholder	Owned	Percentage

JJ Media/ Jason Nanchun Jiang(1)	134,000,000	50.25%
UCI(2)	25,410,000	9.53
CDH(3)	25,000,000	9.37
Draper Fisher Jurvetson ePlanet(2)(3)	14,992,800	5.62
Victory Venture(1)	14,594,200	5.47
Softbank(2)	9,000,000	3.37
China Alliance(2)	8,706,800	3.26
International Network Capital Global(3)	8,333,400	3.13
Milestone(3)	8,333,400	3.13
Venture TDF(3)	4,166,600	1.56
CMF(2)	4,166,600	1.56
Yibing Zhou(1)	3,600,000	1.35
Other shareholders of less than 1%(2)(3)	6,373,800	2.40

Total	266,677,600	100.00%

(1)	Holder of ordinary shares.

(2)	Holder of Series A convertible redeemable preference shares convertible into ordinary shares.

(3)	Holder of Series B convertible redeemable preference shares convertible into ordinary shares.
Issuance of Series C Convertible Redeemable Preference Shares and Subsequent Transfers
       In November 2004, we, UCI, Milestone and China Alliance entered into a sale and purchase agreement with the Series C investors, which consisted of GS Focus Holding Limited, 3i Group, KTB/UCI China Ventures I Limited and Max Wealth Enterprises Limited, pursuant to which we issued a total of 58,377,200 Series C convertible redeemable preference shares to the Series C investors at a price of $0.51 per preference share.

       In December 2004, Jason Nanchun Jiang sold 9,729,600 ordinary shares to Capital International Private Equity Fund IV, L.P. and CGPE IV, L.P. at a price of $0.51 per ordinary share, which shares were simultaneously exchanged for Series C convertible redeemable preference shares. At the same time, Yibing Zhou and Victory Venture sold a total of 8,464,800 ordinary shares to UCI, Smart Create Group Ltd., East Concord Ltd., Meridian Pacific Angel Capital Co., Ltd., Li Lai Holding Ltd., Elufar Ltd. and Tong An Investment Co. Ltd. at a price of $0.51 per share.
       In May 2005, we executed a 200-to-1 share split of our ordinary shares and each series of convertible redeemable preference shares.
Our Initial Public Offering
       In July 2005, we and certain of our shareholders sold an aggregate of 11,615,000 ADSs, representing 116,150,000 ordinary shares in our initial public offering. Since July 13, 2005, our ADSs have been quoted on the Nasdaq National Market Inc. under the symbol “FMCN”.
       Upon the completion of our initial public offering, pursuant to the terms of our Series A, Series B and Series C convertible redeemable preference shares, all of the outstanding convertible redeemable preference shares were mandatorily converted into our ordinary shares and none of our existing shareholders have voting rights that differ from the voting rights of other shareholders:
Our Recent Acquisition of Framedia
       In connection with our recent acquisition of Framedia, we issued 22,157,003 new ordinary shares to the seller parties (excluding Framedia) in that transaction on January 3, 2006. Subject to Framedia’s attainment of an earnings target in 2006, we may issue an additional number of shares with a value of up to $88.0 million in 2007, at a fixed per ordinary share price of $2.456 per ordinary share.
Our Follow-On Public Offering
       We and certain selling shareholders of our company completed a public offering and sale of an additional 7,415,389 ADSs, each representing ten of our ordinary shares, par value US$0.00005 per share, on February, 2006, including the sale by the selling shareholders of 627,560 ADSs pursuant to the underwriters’ over-allotment option.
Our Acquisition of Target Media
       In connection with our acquisition of Target Media, we issued 77,000,000 new ordinary shares to the seller parties in that transaction on February 28, 2006. We also granted options to purchase up to 3,000,000 Focus Media ordinary shares to an agreed upon list of current employees of Target Media who entered, or will enter, into new employment agreements with Focus Media on or after the closing date.
       As of June 2, 2006, other than an aggregate 55.21% of our outstanding shares held by the Carlyle Entities, GS Focus Holding Limited, Draper Fisher Jurvetson ePlanet, Capital International Private Equity Fund IV, L.P. and CGPE IV, L.P., each of which is a United States corporation or limited partnership, and the ordinary shares underlying the outstanding ADSs which are held in Hong Kong by the custodian, Citibank Hong Kong, on behalf of Citibank, N.A., the depositary, none of our outstanding ordinary shares is held in the United States. Since the completion of our initial public offering in July 2005, all ordinary shares underlying the ADSs quoted on the Nasdaq National Market, Inc., have been held in Hong Kong by the custodian, Citibank Hong Kong, on behalf of Citibank, N.A., the depositary.
       We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS
Agreements among Us, Focus Media Technology, Focus Media Digital, New Focus Media Advertisement, Focus Media Advertisement and its Subsidiaries
       We have entered into a series of contractual arrangements with Focus Media Advertisement and its shareholders and subsidiaries, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of our contractual arrangements with Focus Media Advertisement and its shareholders and subsidiaries may only be amended with the approval of our audit committee or another independent body of our board of directors.
       The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this prospectus under “Where You Can Find Additional Information”.
Transfer of Ownership When Permitted By Law
       Pursuant to the call option agreement, dated as of March 28, 2005, and subsequent participation letters by new subsidiaries of Focus Media Advertisement, by and among Focus Media Technology, Focus Media Advertisement and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu, each of Jason Nanchun Jiang, as a shareholder of Focus Media Advertisement, Jimmy Wei Yu, as a shareholder of Focus Media Advertisement and certain of its subsidiaries, and Focus Media Advertisement, as a shareholder of its subsidiaries, has granted Focus Media Technology or its designee an exclusive option to purchase all or part of their equity interests in Focus Media Advertisement, and its subsidiaries, or all or part of the assets of Focus Media Advertisement, in each case, at any time determined by Focus Media Technology and to the extent permitted by PRC law. Pursuant to a separate letter of undertaking entered into by and among us, Focus Media Technology, Jason Nanchun Jiang and Jimmy Wei Yu, dated as of March 28, 2005, each of Jason Nanchun Jiang and Jimmy Wei Yu agrees to pay to Focus Media Technology or us any excess of the purchase price paid for the equity interests in, or assets of, Focus Media Advertisement or its subsidiaries over the respective registered capital of Focus Media Advertisement or its subsidiaries in the event that Focus Media Technology or its designee exercises such option.
Voting Arrangement
       Pursuant to the voting rights proxy agreement, dated as of March 28, 2005, and subsequent participation letters by new subsidiaries of Focus Media Advertisement, by and among Focus Media Technology, Focus Media Advertisement and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu, Jason Nanchun Jiang, Jimmy Wei Yu and Focus Media Advertisement have granted a PRC individual designated by Focus Media Technology the right to appoint all of the directors and senior management of Focus Media Advertisement and those subsidiaries that it jointly owns with Jimmy Wei Yu and all of their other voting rights as shareholders of Focus Media Advertisement and its subsidiaries, as the case may be, as provided under the articles of association of each such entity. Under the voting rights proxy agreement, there are no restrictions on the number, to the extent allowed under the respective articles of association of Focus Media Advertisement and its subsidiaries, or identity of those persons we can appoint as directors and officers.
Equity Pledge Agreement
       Pursuant to the equity pledge agreement dated as of March 28, 2005, and subsequent participation letters by new subsidiaries of Focus Media Advertisement, by and among Focus Media Technology, Focus Media Digital, Focus Media Advertisement and its subsidiaries, Jason Nanchun Jiang and Jimmy Wei Yu, each of Jason Nanchun Jiang, Jimmy Wei Yu and Focus Media Advertisement has pledged his or its equity interest in Focus Media Advertisement and its subsidiaries, as the case may be, to Focus Media Technology and Focus Media Digital to secure their obligations under the relevant contractual control agreements to which each is a party, including but not limited to, the obligations of Focus Media Advertisement and its subsidiaries under the technical services agreement and the trademark licence agreement and the obligation of each of Jason Nanchun Jiang and Jimmy Wei Yu under the respective loan agreement dated March 28, 2005, entered into by Focus Media Technology and Jason Nanchun Jiang and Jimmy Wei Yu, pursuant to which Jason Nanchun Jiang obtained a loan in the amount of RMB35.5 million ($4.4 million) from Focus Media Technology for the sole purpose of increasing the registered capital of Focus Media Advertisement and Jimmy Wei Yu received a series of loans from Focus Media Technology for purposes of increasing the registered capital of Focus Media Advertisement, and acquiring certain of our regional distributors, respectively. See “— Loans to Jason Nanchun Jiang and Jimmy Wei Yu”. Under this equity pledge agreement, Jason Nanchun Jiang, Jimmy Wei Yu and Focus Media Advertisement have agreed not to transfer, assign, pledge or otherwise dispose of their interest in Focus Media Advertisement or its subsidiaries, as the case may be, without the prior written consent of Focus Media Technology and Focus Media Digital.
Equity Trust Agreement
       Pursuant to the equity trust agreement by and among Focus Media Advertisement and Focus Media Technology dated as of March 28, 2005, Focus Media Advertisement holds a 9% equity interest in Focus Media Digital in trust for the benefit of Focus Media Technology. Under the equity trust agreement, Focus Media Technology provides trust funds to Focus Media Advertisement to be used for the purchase of a 9% equity interest in Focus Media Digital and Focus Media Technology agrees to be the beneficiary of any profits or other benefit generated that is attributable to the management, use or disposal of the trust funds. Through these arrangements, we have enabled our indirect subsidiary, Focus Media Technology, to beneficially hold an additional 9% of the interest in Focus Media Digital in addition to the 90% equity interest it holds in its own name.
Trademark License Agreement
       Pursuant to the trademark license agreement by and among Focus Media Technology, Focus Media Advertisement and its subsidiaries dated as of March 28, 2005, Focus Media Technology has agreed to license the use of its trademarks to be registered in China to Focus Media Advertisement and its subsidiaries in exchange for a monthly licensing fee of RMB10,000 ($1,247) for each affiliated company using such trademarks.
Cooperation Agreements
       Pursuant to the cooperation agreements by and among New Focus Media Advertisement, Focus Media Advertisement and its subsidiaries, dated as of May 22, 2006, New Focus Media Advertisement entrusted Focus Media Advertisement and its subsidiaries to disseminate advertisements as required by New Focus Media Advertisement in all locations rented by Focus Media Advertisement and its subsidiaries, and to sell advertising time slots for those locations, and each of Focus Media Advertisement and its subsidiaries ensures the allocation of advertising time slots on its respective portion of the advertising network adequate for the dissemination of advertising content as agreed upon between New Focus Media Advertisement and its advertising clients. New Focus Media Advertisement pays a dissemination fee to Focus Media Advertisement and its relevant subsidiaries for dissemination services on a cost-plus basis.
Asset Transfer Agreement
       Pursuant to the asset transfer agreement entered into by and between Focus Media Digital and New Focus Media Advertisement, dated as of December 31, 2005, Focus Media Digital transferred to New Focus Media Advertisement all of its assets relating to its out-of-home LCD television advertising business at fair market value.

Technology Transfer Agreement
       Pursuant to the technology and assets transfer agreement by and between Focus Media Digital and New Focus Media Advertisement, dated as of May 22, 2006, Focus Media Digital transferred to New Focus Media Advertisement all of its technology at a fixed fee.
Advertisement Dissemination Agreement
       Pursuant to the advertisement dissemination agreement by and between New Focus Media Advertisement and Focus Media Advertising Agency, dated as of May 22, 2006, New Focus Media Advertisement agrees to disseminate advertisements for Focus Media Advertising Agency pursuant to the agreements by and among Focus Media Advertising Agency and its clients, and Focus Media Advertising Agency agrees to pay a dissemination fee to New Focus Media Advertisement for the dissemination services.
Agreements Among Focus Media Advertisement, Focus Media Advertising Agency, Framedia Investment, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement
       In connection with our acquisition of Framedia, we entered into a series of contractual arrangements with Focus Media Advertisement’s subsidiaries relating to our poster frame network, Framedia Advertisement, New Structure Advertisement, and Guangdong Framedia, each of which is a subsidiary of Focus Media Advertisement, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of our contractual arrangements with Framedia Advertisement, Guangdong Framedia, New Structure Advertisement and their shareholders may only be amended in writing by all of its parties unless the provisions being amended only involve certain parties’ interests in which case the amendment shall be made in writing by such parties. Each of Framedia Advertisement, Guangdong Framedia and New Structure Advertisement is 90%-owned by Focus Media Advertisement and 10%-owned by Focus Media Advertising Agency, respectively.
       The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this prospectus under “Where You Can Find Additional Information”.
Transfer of Ownership When Permitted By Law
       Pursuant to the call option agreements by and among Framedia Investment, Framedia Advertisement, Guangdong Framedia, New Structure Advertisement, Focus Media Advertisement and Focus Media Advertising Agency dated as of January 13, 2006 and May 22, 2006, each of Focus Media Advertisement and Focus Media Advertising Agency as the shareholders of Framedia Advertisement, New Structure Advertisement and Guangdong Framedia, have granted Framedia Investment or its designee an exclusive option to purchase all or part of their equity interests in Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, in each case, at any time determined by Framedia Investment and to the extent permitted by PRC law.
Voting Arrangement
       Pursuant to the voting rights proxy agreements by and among Framedia Investment, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, Focus Media Advertisement and Focus Media Advertising Agency, dated as of January 13, 2006 and May 22, 2006, Focus Media Advertisement and Focus Media Advertising Agency have granted a PRC individual designated by Framedia Investment the right to appoint all of the directors and senior management of Framedia Advertisement, Guangdong Framedia and New Structure Advertisement and all of their other voting rights as shareholders of Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, as the case may be, as provided under the articles of association of each such entity. Under the voting rights proxy agreement, there are no restrictions on the number, to the extent allowed under the respective articles of association of Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, or identity of those persons we can appoint as directors and officers.
Equity Pledge Agreement
       Pursuant to the equity pledge agreements by and among Framedia Investment, Focus Media Advertisement, Focus Media Advertising Agency, Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, dated as of January 13, 2006 and May 22, 2006, each of Focus Media Advertisement and Focus Media Advertising Agency has pledged his or its equity interest in Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, as the case may be, to Framedia Investment to secure their obligations under the relevant contractual control agreements to which each is a party, including the obligations of each of Focus Media Advertisement and Focus Media Advertising Agency under the call option agreement and the voting rights proxy agreement with Framedia Investment. Under this equity pledge agreement, Focus Media Advertisement and Focus Media Advertising Agency have agreed not to transfer, assign, pledge or otherwise dispose of their interest in Framedia Advertisement, Guangdong Framedia and New Structure Advertisement, as the case may be, without the prior written consent of Framedia Investment.
Agreements Among Focus Media Advertisement, Focus Media Advertising Agency,
Focus Media Wireless and Dotad Technology
       In connection with our acquisition of Focus Media Wireless, we entered into a series of contractual arrangements with Focus Media Wireless which is a subsidiary of Focus Media Advertisement, including contracts relating to the provision of services and certain shareholder rights and corporate governance matters. Each of our contractual arrangements with Focus Media Wireless and their shareholders may only be amended in writing by all of its parties unless the provisions being amended only involve certain parties’ interests in which case the amendment shall be made in writing by such parties. Focus Media Wireless is 90%-owned by Focus Media Advertisement and 10%-owned by Focus Media Advertising Agency.
       The following is a summary of the material provisions of these agreements. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this prospectus under “Where You Can Find Additional Information”.
Transfer of Ownership When Permitted By Law
       Pursuant to the call option agreement by and among Dotad Technology, Focus Media Wireless, Focus Media Advertisement and Focus Media Advertising Agency dated as of May 22, 2006, each of Focus Media Advertisement and Focus Media Advertising Agency as the shareholders of Focus Media Wireless, have granted Dotad Technology or its designee an exclusive option to purchase all or part of their equity interests in Focus Media Wireless, at any time determined by Dotad Technology and to the extent permitted by PRC law.
Voting Arrangement
       Pursuant to the voting rights proxy agreement by and among Dotad Technology, Focus Media Wireless, Focus Media Advertisement and Focus Media Advertising Agency, dated as of May 22, 2006, Focus Media Advertisement and Focus Media Advertising Agency have granted a PRC individual designated by Dotad Technology the right to appoint all of the directors and senior management of Focus Media Wireless and all of their other voting rights as shareholders of Focus Media Wireless, as provided under its articles of association. Under the voting rights proxy agreement, there are no restrictions on the number, to the extent allowed under the articles of association of Focus Media Wireless, or identity of those persons we can appoint as directors and officers.
Equity Pledge Agreement
       Pursuant to the equity pledge agreement by and among Dotad Technology, Focus Media Advertisement, Focus Media Advertising Agency and Focus Media Wireless, dated as of May 22, 2006, each of Focus Media Advertisement and Focus Media Advertising Agency has pledged his or its equity interest in Focus Media Wireless to Dotad Technology to secure their obligations under the relevant contractual control agreements to which each is a party, including the obligations of each of Focus Media Advertisement and Focus Media Advertising Agency under the call option agreement and the voting rights proxy agreement with Dotad Technology. Under this equity pledge agreement, Focus Media Advertisement and Focus Media Advertising Agency have agreed not to transfer, assign, pledge or otherwise dispose of their interest in Focus Media Wireless without the prior written consent of Dotad Technology.
Other Related Party Transactions
Shareholders Agreement
       Pursuant to the terms of the shareholders agreement with all of our existing shareholders, such shareholders are entitled to demand registration rights and piggyback registration rights. At any time after six months following the closing of our initial public offering,

•	any of our shareholders representing a majority of the ordinary shares converted from the Series A convertible redeemable preference shares;

•	any of our shareholders representing a majority of the ordinary shares converted from the Series B convertible redeemable preference shares; or

•	any of our shareholders who are former Target Media shareholders representing 25% of the ordinary shares issued to them as a group as consideration in connection with our acquisition of Target Media;
may require us to effect the registration, on a form other than Form F-3, of the registrable securities then held by such shareholder. In addition, at any time after six months following the closing of our initial public offering, any of our shareholders representing 20% of the ordinary shares converted from the Series C convertible redeemable preference shares may require registration for registrable securities with reasonably anticipated aggregate price (net of selling expenses) of at least US$20 million. We are not obligated to take any action to effect any such registration on more than two occasions each on behalf of each group of shareholders described above or more than once in any six month period or within six months of any other public offering we conduct in which they had the opportunity to participate without the exclusion of any shares eligible for registration under the shareholders agreement.
       In addition, holders of any of our registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public (net of selling expenses) would be at least $1,000,000 and we are entitled to use Form F-3 (or a comparable form) for such offering. Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than once in any six month period if within six months of any other public offering we conduct in which they had the opportunity to participate without the exclusion of any shares eligible for registration under the shareholders agreement.

       Registrable securities are ordinary shares not previously sold to the public and issued or issuable to holders of our preference shares, including (i) ordinary shares issued upon conversion of our preference shares, (ii) ordinary shares issued or issuable upon exercise of their options or warrants to purchase ordinary shares, and (iii) ordinary shares issued pursuant to share splits, share dividends and similar distributions to holders of our preference shares. Under certain circumstances, such demand registration may also include ordinary shares other than registrable securities.
       Holders of registrable securities also have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares.
       If any of the offerings involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to “piggyback” registration rights may not be reduced to less than 30% of the aggregate securities included in such offering without the consent of a majority of the holders of registrable securities who have requested their shares to be included in the registration and underwriting.
       We are generally required to bear all of the registration expenses incurred in connection with any registration pursuant to the shareholders agreement.
Loans to Jason Nanchun Jiang and Jimmy Wei Yu
       On June 10, 2003, we, Jason Nanchun Jiang and Jimmy Wei Yu and one of our employees, Yuanzhe Fu, and two of our former employees, Yibing Zhou and Yiqing Hou, executed a loan agreement of indefinite term, under which we agreed to extend to each of Jason Nanchun Jiang, Jimmy Wei Yu, Yuanzhe Fu, Yibing Zhou and Yiqing Hou a loan in the aggregate amount of RMB10.0 million ($1.2 million) for the sole purpose of establishing and operating Focus Media Advertisement. Each of the above individuals also agreed to pledge to us his respective shares in us to secure each of their respective obligations under the loan agreement. In November 2004, Yuanzhe Fu, Yibing Zhou and Yiqing Hou transferred their share in us to Jimmy Wei Yu and as a result, their respective rights and obligations under the loan agreement were assumed by Jimmy Wei Yu. As of March 31, 2006, the full amount of the loan remained outstanding. We granted this loan without interest and it is payable on demand with thirty days’ prior notice to Mr. Jiang and Mr. Yu. Pursuant to the loan agreements entered into by Focus Media Technology and Jason Nanchun Jiang and Jimmy Wei Yu, respectively, Jason Nanchun Jiang obtained a loan in the amount of RMB35.5 million ($4.4 million) from Focus Media Technology for the sole purpose of increasing the registered capital of Focus Media Advertisement and Jimmy Wei Yu received a series of loans totaling RMB5,085,000 ($628,394) from Focus Media Technology for purposes of increasing the registered capital of Focus Media Advertisement and acquiring certain of our regional distributors, respectively. As of March 28, 2005, the full amounts of the loans to Messrs. Jiang and Yu remained outstanding. Focus Media Technology granted these loans without interest. The loans have a term of ten years starting from March 28, 2005 and are payable in full at the end of such ten-year term or, with thirty-days’ written notice from Focus Media Technology to Messrs. Jiang and Yu, on demand. These loan arrangements have been acknowledged and confirmed by the relevant parties in the loan agreement between Focus Media Technology and Jason Nanchun Jiang and in the loan agreement by and among Focus Media Technology, Focus Media Advertisement and Jimmy Wei Yu, both dated March 28, 2005.
Loan from Relative of Jason Nanchun Jiang
       In March 2006, Weiqiang Jiang, the father of Jason Nanchun Jiang, provided a short-term loan to us of RMB 20.0 million ($2.5 million) to relieve a temporary shortage of Renminbi we were experiencing at that time. The loan is unsecured and was provided to us at no interest. As of

March 31, 2006, the full amount of the loan remained outstanding. The loan will become due and payable in full on June 30, 2006.
Transactions with Everease
       Prior to establishing our business, Jason Nanchun Jiang, our founder, chairman and chief executive officer, served as the chief executive officer of Everease from 1994 to 2003. Everease and our company were considered to be under common control and any transaction we entered into with Everease were treated as related party transactions. Starting in the first quarter of 2005, Everease ceased to be our related party. Our previous related party transactions with Everease are described below.
Asset and Business Purchase Agreement
       Pursuant to the asset and business purchase agreement entered into between Everease and Focus Media Advertisement dated July 2003, Focus Media Advertisement purchased equipment and assets from Everease for a consideration of RMB10 million ($1.2 million). The equipment consisted primarily of LCD flat-panel displays and the business and other assets consisted of contracts and other operations in connection with Everease’s operation of the flat-panel displays in commercial locations.
Transfer Agreement
       Pursuant to the transfer arrangements among Everease, Jason Nanchun Jiang and Focus Media in May 2003, Everease and Jason Nanchun Jiang transferred certain know-how in connection with flat-panel display synchronization technology to us for a fee of $750,000. The know-how consisted primarily of technology and engineering concepts used in the synchronization of our network panels that are placed in close proximity to one another as well as other related expertise and knowledge provided by Mr. Jiang in his services to us.
Everease Non-Competition Agreement
       Pursuant to the Everease Non-competition Agreement between Everease and us, dated as of November 2004, Everease, its affiliates, or its directors, officers or employees have agreed not to disclose any confidential information regarding Focus Media to any third-party without our written consent. In addition, for so long as Jason Nanchun Jiang continues to hold any equity interest in our company and for two years thereafter, none of Everease, its affiliates, or its directors, officers or employees may (i) engage in, or lend its name to, any business that competes with our business, (ii) deal in a competitive manner with any of our customers, (iii) solicit any of our directors, officers, employees or agents to become directors, officers, employees or agents of others entities, or (iv) engage in any business conducted under a name that is the same as, or similar to, ours or any trade name used by us where the use of such name is reasonably likely be confused for our name. Everease entered into the non-competition agreement in consideration of its business relationship with us at the time, which relationship was subsequently terminated, and received no cash or other monetary compensation.
Cooperation and Transfer Agreements
       Everease and Beijing Suodi Advertising Co., Ltd., or Suodi Advertising, entered into a series of project cooperation agreements in February, April and June 2003 under which Suodi Advertising agreed to develop Everease’s flat-panel television advertising network by entering into display placement agreements, to sell advertising time slots on Everease’s advertising network and to maintain the flat-panel displays on the network. In August 2003, Everease, Suodi Advertising and Focus Media Advertisement entered into a transfer agreement under which Everease transferred to

Focus Media Advertisement all of its rights and obligations under its original project cooperation agreements with Suodi Advertising.
Advertising Services Provided to Everease
       We have provided our advertising services to Everease in the aggregate amounts of $978,058 and $1.2 million in 2003 and 2004, respectively. These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis. Starting in the first quarter of 2005, Everease ceased to be our related party.
Transactions with Entities Affiliated with Jimmy Wei Yu
       We have provided our advertising services to certain companies for which Jimmy Wei Yu, one of our directors, also serves as a director. The advertising service revenue for these services totalled in the aggregate $120,821, $2.2 million, $5.0 million and $2.7 million in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. As of March 31, 2006, $2.9 million remained outstanding.
       These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis.
Transactions with Ctrip.com International
       We have provided our advertising services to Ctrip.com International, Limited, which is affiliated with Neil Nanpeng Shen, one of our directors, in the aggregate amount of $nil, $43,662, $264,120 and $40,719 in 2003, 2004 and 2005 and for the three months ended March 31, 2006, respectively. Amounts due from Ctrip International in connection with these advertising services totalled $44,895 as of March 31, 2006. These advertising services were provided in the ordinary course of business on terms substantially similar to those provided to our unrelated advertising clients on an arm’s-length basis.

DESCRIPTION OF SHARE CAPITAL
       As of the date hereof, our authorized share capital is $990,000 divided into 19,800,000,000 shares, par value $0.00005 per share, and the issued share capital is $25,638 divided into 512,766,773 ordinary shares fully paid or credited as fully paid.
       We were incorporated as Focus Media Holding Limited in the British Virgin Islands on April 11, 2003 as an international business company. On April 1, 2005, we changed our corporate domicile to the Cayman Islands, becoming an exempted company with limited liability under the Companies Law (2004 Revision) Cap. 22 of the Cayman Islands, or the Companies Law. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside of the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies or the Immigration Board;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.
       Our amended and restated memorandum and articles of association authorize the issuance of up to 19,800,000,000 shares, par value $0.00005 per share. The following summarizes the terms and provisions of our share capital upon the completion of this offering, as well as the material applicable laws of the Cayman Islands. This summary is not complete, and you should read the form of our amended and restated memorandum and articles of association, which are filed as exhibits to the registration statement of which this prospectus is a part.
       The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs.
Meetings
       Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than 10 days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person. All business shall be deemed extraordinary that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting other than with respect to (1) declarations of dividends, (2) the adoption of our financial statements and reports of directors and auditors thereon, (3) the granting of any mandate or authority to our directors, to grant options not in excess of 20% of the nominal value of our existing issued share capital, (4) our ability to repurchase our securities, (5) the election of directors, (6) the appointment of auditors (where special notice of the intention to make such appointment is not required by the Companies Law) and other officers, and (7) the fixing of the remuneration of the auditors and the voting of remuneration or extra remuneration to the directors.
       Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 75% in nominal value of the ordinary shares giving that right.
       At any general meeting, two shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.
       A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.
       The quorum for a separate general meeting of the holders of a separate class of shares is described in “— Modification of Rights” below.
Voting Rights Attaching to the Shares
       Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting on a show of hands every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid share which such shareholder is the holder.
       No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.
       If a clearing house (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.
       While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for such elections.
Protection of Minority Shareholders
       The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

       Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.
       Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.
       The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.
Pre-emption Rights
       There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.
Liquidation Rights
       Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.
       If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.
Modification of Rights
       Except with respect to share capital (as described below) alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.
       Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.
       The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.
Alteration of Capital
       We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.
       We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.
Transfer of Shares
       Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq National Market or in any other form which our directors may approve.
       Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq National Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.
       If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
       The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of the Nasdaq National Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.
Share Repurchase
       We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the Nasdaq National Market, or by any recognized stock exchange on which our securities are listed.
Dividends
       Subject to the Companies Law, we may declare dividends in any currency to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.
       Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.
       Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.
       Our directors may deduct from any dividend or other moneys payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise.
       No dividend or other money payable by us on or in respect of any share shall bear interest against us.
       In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.
       Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.
       All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited and, if so forfeited, shall revert to us.
       Whenever our directors or our shareholders in general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.
Untraceable Shareholders
       We are entitled to sell any shares of a shareholder who is untraceable, provided that:

1. all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the advertisement and during the three months referred to in paragraph (3) below;

2. we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

3. we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the Nasdaq National Market has been notified of such intention.
       The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.
Differences in Corporate Law
       The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.
       Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority”.
       When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
       If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
       Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority”.
       Corporate Governance. Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of The Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Board of Directors
       We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time exclusively pursuant to an ordinary resolution adopted by our members, but must consist of not less than three directors. Initially we have set our board of directors to have not less than three directors and not more than seven directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by way of an ordinary resolution of shareholders or by the affirmative vote of a simple majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Any director so appointed by the board of directors shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. Our directors shall serve a 3 year term from their appointment date and shall retire from office (unless he vacates his office sooner) at the expiry of such term provided their successors are elected or appointed. Such directors who retire at the expiry of their term are eligible for re-election. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.
       Meetings of our board of directors may be convened at any time deemed necessary by our secretary on request of a director or by any director.
       A meeting of our board of directors shall be competent to make lawful and binding decisions if at least three of the members of our board of directors are present or represented unless the board has fixed any other number. At any meeting of our directors, each director is entitled to one vote.
       Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.
       Certain actions require the approval of a supermajority of at least two-thirds of our board of directors, including:

•	the appointment or removal of our chief executive officer, chief financial officer and other executive officers of the Company;

•	any anti-takeover action in response to a takeover attempt;

•	the establishment of any joint venture requiring a capital contribution from us in excess of $1,000,000;

•	our acquisition of any company for aggregate consideration in excess of the equivalent of $10,000,000;

•	any material change to our business scope;

•	any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

•	the sale or transfer of all or substantially all of our assets;

•	any change in our dividend policy or the declaration or payment of a dividend or other distribution by us other than a distribution or dividend to us, our subsidiaries or our consolidated affiliated entities; or

•	the settlement by us of any litigation in excess of $250,000.

Committees of Board Of Directors
       Pursuant to our amended and restated articles of association, our board of directors has established an audit committee, a compensation committee and a nominations committee.
Issuance of Additional Ordinary Shares or Preference Shares
       Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
       Our amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.
       Our board of directors may issue series of preference shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of ordinary shares.
       Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.
Registration Rights
       Pursuant to the terms of the shareholders agreement with all of our existing shareholders, and, upon the closing of our acquisition of Target Media, with the current shareholders of Target Media, such shareholders are entitled to demand registration rights and piggyback registration rights. At any time after six months following the closing of our initial public offering,

•	any of our shareholders representing a majority of the ordinary shares converted from the Series A convertible redeemable preference shares;

•	any of our shareholders representing a majority of the ordinary shares converted from the Series B convertible redeemable preference shares;

•	any of our shareholders representing 20% of the ordinary shares converted from the Series C convertible redeemable preference shares; or

•	any of the former Target Media shareholders representing 25% of the ordinary shares issued to them as a group as consideration in connection with our acquisition of Target Media;
may require us to effect the registration, on a form other than Form F-3, of at least 25% of the registrable securities then outstanding. We are not obligated to take any action to effect any such registration on more than two occasions each on behalf of each group of shareholders described above or more than once in any six month period or within six months of any other public offering we conduct in which they had the opportunity to participate without the exclusion of any shares eligible for registration under the shareholders agreement.
       In addition, holders of any of our registrable securities may require us to effect a registration statement on Form F-3 (or any successor form or any comparable form for a registration in a jurisdiction other than the United States) for a public offering of registrable securities so long as the reasonably anticipated aggregate price to the public (net of selling expenses) would be at least $1,000,000 and we are entitled to use Form F-3 (or a comparable form) for such offering. Holders of registrable securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than once in any six month period if within six months of any other public offering we conduct in which they had the opportunity to participate without the exclusion of any shares eligible for registration under the shareholders agreement. securities may demand a registration on Form F-3 on unlimited occasions, although we are not obligated to effect more than one such registration in any six month period.
       Registrable securities are ordinary shares issued or issuable to the holders of our preference shares, including: (1) ordinary shares issued upon conversion of any of our preference shares, (2) ordinary shares issued or issuable upon exercise of any options to purchase ordinary shares or series A convertible redeemable preference shares, and (3) ordinary shares issued pursuant to share splits, share dividends and similar distributions to the holders of our preference shares. Upon completion of this offering, GS Focus Holding Limited, the holder of 27,643,880 ordinary shares, or approximately 6.33% of our then-outstanding shares (assuming the underwriters do not exercise their option to purchase additional ADSs), together with its transferees (if any) will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lockup agreements described below, under “Shares Eligible for Future Sale”, to the extent that such requesting shareholders hold at least 50% of the registrable securities held by GS Focus Holding Limited and its transferees. Under certain circumstances, such demand registration may also include ordinary shares other than registrable securities.
       We are not, however, obligated to effect any such demand registration:

•	in any particular jurisdiction in which we would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless we are already subject to service in that jurisdiction and except as may be required by the Securities Actor other applicable law in a jurisdiction other than the United States in which the registration is being effected;

•	if we, within ten days of receipt of a request for such registration, give notice of our bona fide intention to effect the filing of a registration statement with the SEC (or any comparable regulatory agency for a registration in a jurisdiction other than the United States) within 60 days of receipt of such request (other than a registration of securities in a business combination transaction pursuant to Rule 145 under the Securities Act or an offering solely to employees);

•	within six months immediately following the effective date of any registration statement pertaining to our securities (other than a registration of securities in a transaction pursuant to Rule 145 under the Securities Act or with respect to an employee benefit plan); or

•	if we furnish to the holders of registrable securities a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be seriously detrimental to us or our shareholders for a registration statement to be filed in the near future, in which event we have the right to defer the filing of the registration statement, no more than once during any 12 month period, for a period not to exceed 60 days from the receipt of the request to file such registration statement so long as we do not file a registration statement with respect to the public offering of our securities during such 60 day period.

       Holders of registrable securities also have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any of our ordinary shares other than a registration:

•	relating solely to the sale of securities to participants in our share option plan;

•	relating to a corporate reorganization or other transaction pursuant to Rule 145 under the Securities Act;

•	on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities; and

•	in which the only ordinary shares being registered are ordinary shares issuable upon conversion of debt securities that are also being registered.
       If any of the offerings involves an underwriting, the managing underwriter of any such offering has certain rights to limit the number of shares included in such registration. However, the number of registrable securities included in an underwritten public offering subsequent to our initial public offering pursuant to “piggyback” registration rights may not be reduced to less than 25% of the aggregate securities included in such offering.
       We are generally required to bear all of the registration expenses incurred in connection with one demand registration on a form other than Form F-3, unlimited Form F-3 and piggyback registrations, except underwriting discounts and selling commissions, as well as the registration expenses incurred in connection with any registration of ordinary shares owned by holders of our ordinary shares that were issued upon conversion of our Series A, Series B or Series C convertible redeemable preference shares.
       We are not obligated to register any registrable securities if:

•	we obtain from the SEC (or a comparable regulatory agency in a jurisdiction other than the United States) a “no-action” letter in which the SEC (or such comparable regulatory agency) has indicated that it will take no action under the Securities Act (or comparable law) if any holder of registrable securities disposes of such securities and that the securities may be sold to the public without registration in accordance with any established procedure or “safe harbor” without unreasonable legal risk or uncertainty; or

•	in the opinion of counsel retained by us concurred in by counsel for the holder of registrable securities, no registration under the Securities Act (or comparable law) is required in connection with the sale of the registrable securities to the public.
Inspection of Books and Records
       Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
       Citibank, N.A. is the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs”. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22,Tak Funh Street, Hunh Hom, Kowloon, Hong Kong.
       We appointed Citibank as depositary bank pursuant to a deposit agreement dated as of July 18, 2005. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6 (File No. 333-126011). You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and from the SEC’s website (http://www.sec.gov). Please refer to Registration Number 333-126011 when retrieving such copy.
       We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.
       Each ADS represents the right to receive ten ordinary shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.
       If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands which may be different from the laws in the United States.
       As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder”. When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.
Dividends and Distributions
       As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.
Distributions of Cash
       Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws of the Cayman Islands and regulations.
       The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
       The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.
Distributions of Shares
       Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
       The distribution of new ADSs or the modification of the ADS-to-shares ratio upon a distribution of shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new shares so distributed.
       No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
       Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
       The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.
       The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.
       The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
       Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.
       The depositary bank will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
       If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.
Other Distributions
       Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.
       If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.
       The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.
       The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.
       The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption
       Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.
       The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.
Changes Affecting Shares
       The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such shares or a recapitalization, reorganization, merger, consolidation or sale of assets.
       If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance Of ADSs Upon Deposit of Ordinary Shares
       The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and legal considerations in the Cayman Islands applicable at the time of deposit.
       The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.
       When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The shares presented for deposit have not been stripped of any rights or entitlements.

       If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Transfer, Combination And Split Up Of ADRs
       As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	Ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	Provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	Provide any transfer stamps required by the State of New York or the United States; and

•	Pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.
       To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.
Withdrawal of Shares upon Cancellation of ADSs
       As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
       If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.
       You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
       The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights
       As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital — Voting Rights Attaching to the Shares” above.
       At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.
       If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.
       In the event of voting by a show of hands, each shareholder has one vote irrespective of the number of shares held by such person and the depositary shall vote or cause the custodian to vote all the shares then on deposit in accordance with instructions received from a majority of holders giving voting instructions. In the event of poll voting, each shareholder has an amount of votes equal to the number of shares held as of record date for the meeting and the depositary shall vote or cause the custodian to vote the shares on deposit in respect of ADSs for which holder of ADSs have timely given voting instructions to the depositary.
       If the depositary timely receives voting instructions from a holder of ADSs that fail to specify the manner in which the depositary is to vote the shares represented by that holder’s ADSs, the depositary will deem the holder to have voted in favor of the items set forth in the voting instructions. If the depositary does not timely receive voting instructions from a holder of ADSs and we have timely provided the depositary with our notice of meeting and related materials, that holder will be deemed, and the depositary will deem that holder to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by the ADSs at our discretion, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.
       Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges
       As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

Issuance of ADSs	Up to U.S. 5¢ per ADS issued
Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
Distribution of cash dividends or other cash distributions	Up to U.S. 2¢ per ADS held
Distribution of ADSs pursuant to share dividends, free share distributions or exercise of rights	Up to U.S. 5¢ per ADS issued
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per share (or share equivalent) distributed
Annual Depositary Services Fee	Annually up to U.S. 2¢ per ADS held at the end of each calendar year, except to the extent of any cash dividend fee(s) charged during such calendar year
Transfer of ADRs	U.S. $1.50 per certificate presented for transfer
       As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
       We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.
Amendments and Termination
       We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
       You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).
       We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.
       Upon termination, the following will occur under the deposit agreement:

•	for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those ordinary shares on the same terms as prior to the termination. During such six-months period, the depositary bank will continue to collect all distributions received on the ordinary shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six-months period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.
Books of Depositary
       The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
       The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.
Limitations on Obligations and Liabilities
       The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided that it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our amended and restated

•	memorandum and articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our amended and restated memorandum and articles of association or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.
Pre-release Transactions
       The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions”. The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to fully collateralize, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.
Taxes
       You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
       The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
       The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

       If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE
       Upon completion of this offering, we will have outstanding 28,765,452 ADSs representing approximately 55.03% of our ordinary shares. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs.
Lock-up Agreements
       We have agreed with the underwriters that we will not, without the prior consent of Credit Suisse Securities (USA) LLC and Goldman Sachs (Asia) L.L.C., for a period of 90 days following the date of this prospectus:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file a registration statement with respect to any of the ADSs or our ordinary shares or any securities that are convertible into or exercisable or exchangeable for the ADSs or our ordinary shares; or

•	enter into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of our ADSs or ordinary shares;
whether any transaction described above is to be settled by the delivery of ADSs, our ordinary shares or such other securities, in cash or otherwise. The restrictions above do not apply to (1) the ADSs to be sold in this offering and the ordinary shares underlying such ADSs, (2) or the issuance of our ordinary shares in connection with bona fide strategic acquisitions by us not to exceed to 25.0 million ordinary shares of our company in the aggregate, (3) grants of options pursuant to our employee stock option plans or (4) any ordinary shares of our company to be issued by us upon the exercise of any options described in clause (3) above granted as of March 31, 2006.
       In addition, the selling shareholders have entered into a similar lock-up agreement with respect to our ordinary shares and ADSs for a period of 90 days from the date of this prospectus. The restrictions applicable to the selling shareholders do not apply to the ADSs to be sold in this offering, the ordinary shares underlying such ADSs or, other than with regard to Jason Nanchun Jiang and one entity controlled by Jimmy Wei Yu, our ordinary shares issued to any selling shareholder upon the exercise of that selling shareholder’s options granted under our 2003 Option Plan or our 2005 Option Plan prior to March 31, 2006.
       In connection with our initial public offering in July 2005, our directors, officers and shareholders entered into similar lock-up agreements with respect to our ordinary shares and ADSs, pursuant to which, until the first anniversary of the date of this prospectus, such persons may not sell or otherwise dispose of more than half of their ordinary shares or ADSs owned immediately prior to this offering. In order to facilitate this offering, the underwriters to the initial public offering have released these securities with regard to us and the selling shareholders participating in this offering from the restrictions described above. Moreover, the underwriters may continue to release other securities held by us or held by our shareholders that are currently subject to lock-up, subject to applicable NASD regulations. The underwriters have no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by them to waive those conditions would depend on a number of factors, which may include market conditions, the performance of our ADSs in the market and our financial condition at that time.
       In connection with our acquisition of Framedia, the seller parties entered into lock-up agreements with us in which they agreed not to sell or otherwise dispose of any of our ordinary shares received as part of the initial share consideration payment to them until March 31, 2007, provided that each of them who is a PRC resident has complied with all applicable SAFE registration requirements. In addition, any of our ordinary shares that may be issuable to them as part of an earn-out payment in the first quarter of 2007 will be subject to further lock-up until June 30, 2007, provided that each of them who is a PRC resident has complied with all applicable SAFE registration requirements.
       In connection with our acquisition of Target Media, the Target Media selling shareholders entered into lock-up agreements with us in which they agreed not to sell or otherwise dispose of any of our ordinary shares received as part of the initial share consideration payment to them until 180 days after completion of the acquisition, at which time each will be able to sell up to 50% of the shares received as part of the initial share consideration payment. The remaining 50% of the shares will be locked-up until the anniversary of the completion of the acquisition.
Rule 144
       In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who owns our restricted ordinary shares and who has beneficially owned those shares for at least one year is entitled to sell within any three-month period a number of shares, including ADSs representing such number of shares, that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 4 million shares immediately after this offering; and

•	the average weekly trading volume of our ADSs on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.
       Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.
Rule 144(k)
       Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.
Registration Rights
       Upon completion of this offering, the holders of 125,861,414 of our ordinary shares or their transferees will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lockup agreements described above. In addition, after we complete our acquisition of Target Media, the current shareholders of Target Media will hold an aggregate 77,000,000 of our ordinary shares that they or their transferees will be entitled to request that we register under the Securities Act, following the expiration of the lockup agreements to which their shareholders will be subject. See “Description of Share Capital  — Registration Rights” and “Our Recent Significant Acquisitions — Target Media — Share Purchase Agreement”.
Share Option Plan
       As of March 31, 2006, options to purchase 36,102,420 of our ordinary shares were granted and outstanding. All of these ordinary shares will be eligible for sale in the public market from time to time, subject to vesting and exercise provisions of the options, Rule 144 volume limitations applicable to our affiliates and other holders of restricted shares and the lock-up agreements.
       We filed a registration statement under the Securities Act covering a total of 44,251,830 ordinary shares reserved for issuance under our 2003 Plan and 2005 Plan on February 28, 2006. The ordinary shares registered under such registration statement, subject to the lockup agreements and Rule 144 volume limitations applicable to affiliates, are available for sale in the open market upon the exercise of vested options.

TAXATION
Cayman Islands Taxation
       The following discussion of the material Cayman Islands federal income tax consequences of an investment in our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers, Dill & Pearman, our special Cayman Islands counsel.
       The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of ADS, or ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
       Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.
       The undertaking for us is for a period of twenty years from May 3, 2005.
United States Federal Income Taxation
       The following discussion, to the extent that it states matters of law or legal conclusions and subject to the qualifications herein, represents the opinion of Simpson Thacher & Bartlett LLP, our United States counsel, on the material United States federal income tax consequences of the ownership of our ADSs as of the date hereof. Except where noted, it deals only with ADSs held as capital assets. This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a bank;

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.
       Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms. IF YOU ARE CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF OUR ADSS, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR PARTICULAR SITUATION AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.
       As used herein, the term “United States Holder” means a beneficial holder of an ADS that is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust which either (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
       If a partnership holds ADSs, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs, you should consult your tax advisors.
ADSs
       If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Shares for ADSs will not be subject to United States federal income tax.
       The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by United States Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate United States Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate United States Holders could be affected by future actions that may be taken by the United States Treasury.

Taxation of Dividends
       Subject to the discussion below under “Passive Foreign Investment Companies”, the gross amount of distributions on the ADSs will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by the depositary. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. With respect to non-corporate United States investors, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs, which are listed on the Nasdaq National Market, will be readily tradable on an established securities market in the United States. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.
       To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).
       Distributions of ADSs, ordinary shares or rights to subscribe for ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax. The basis of the new ADSs, ordinary shares or rights so received will be determined by allocating your basis in the old ADSs between the old ADSs and the new ADSs, ordinary shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if:

•	the fair market value of the rights is less than 15 percent of the fair market value of the old ADSs at the time of distribution, unless you elect to determine the basis of the old ADSs and of the rights by allocating the adjusted basis of the old ADSs between the old ADSs and the rights, or

•	the rights are not exercised and thus expire.
Passive Foreign Investment Companies
       We operate an active advertising business in China and based on the past and projected composition of our income and valuation of our assets, including goodwill, after the completion of the offering and the receipt of net proceeds of approximately $50.8 million, we believe we were not a passive foreign investment company for 2005, we do not expect to be a passive foreign investment company (“PFIC”), for 2006, and we do not expect to become one in the future, although there can be no assurance in this regard. Because PFIC status is a factual determination, our United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph.

       We will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.
       For this purpose, passive income includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.
       The determination of whether we are a PFIC is made annually for each taxable year of the Company. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. We could become a PFIC, for example though a combination of factors, such as a failure to spend a sufficient amount of the net proceeds of the offering (resulting in our holding cash, a passive asset) coupled with a decrease in the price of our Shares (resulting in a decrease in the value of our goodwill, an active asset). Because of the fact specific nature of the inquiry, we cannot predict at this time what portion of the net proceeds we would need to spend in order to avoid PFIC status. If we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules discussed below.
       If we are a PFIC for any taxable year during which you hold our ADSs, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
       In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs in any year in which we are classified as a PFIC.
       In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available because the ADSs will be listed on the Nasdaq National Market, which constitutes a qualified exchange as designated in the Internal Revenue Code, although there can be no assurance that the ADSs will be “regularly traded”.
       If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

       Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.
       Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.
       You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs if we are considered a PFIC in any taxable year.
Taxation of Capital Gains
       Subject to the discussion above under “Passive Foreign Investment Companies”, for United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs in an amount equal to the difference between the amount realized for the ADSs and your tax basis in the ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss for United States foreign tax credit purposes.
Information reporting and backup withholding
       Information reporting will apply to dividends in respect of our ADSs and the proceeds from the sale, exchange or redemption of our ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
       Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.
       PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

UNDERWRITING
       Focus Media, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Credit Suisse Securities (USA) LLC and Goldman Sachs (Asia) L.L.C. are the representatives of the underwriters. Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, New York 10010-3629. Goldman Sachs (Asia) L.L.C.’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. Credit Suisse Securities (USA) LLC and Goldman Sachs (Asia) LLC are acting in this offering as the joint global coordinators, and, with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as joint bookrunners.

Underwriters	Number of ADSs

Credit Suisse Securities (USA) LLC	2,177,500
Goldman Sachs (Asia) L.L.C.	1,340,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,507,500
Citigroup Global Markets Inc.	1,005,000
Lehman Brothers Inc.	469,000
Piper Jaffray & Co.	201,000

Total	6,700,000

       The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.
       If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,000,000 ADSs from us and Jason Nanchun Jiang, our chairman and chief executive officer, to cover such sales, of which up to 600,000 ADSs may be purchased from us and up to 400,000 ADSs may be purchased from Mr. Jiang. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.
       The following tables show the per ADS and total underwriting discounts and commissions to be paid to the underwriters by Focus Media and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase a total of 1,000,000 additional ADSs.
Paid by Focus Media

	No Exercise	Full Exercise

Per ADS	$1.62	$1.62
Total	$1,620,000	$2,592,000
Paid by Selling Shareholders

	No Exercise	Full Exercise

Per ADS	$1.62	$1.62
Total	$9,234,000	$9,882,000
       Total underwriting discounts and commissions to be paid to the underwriters represent 3.0% of the total amount of the offering.

       ADSs sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $0.9720 per ADS from the public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per ADS from the public offering price. If all the ADSs are not sold at the public offering price, the representatives may change the offering price and the other selling terms.
       Total expenses for this offering are estimated to be approximately $1.6 million, including SEC registration fees of $71,725, NASD filing fees of $42,080, printing fees of approximately $400,000, legal fees of approximately $700,000, accounting fees of approximately $200,000, roadshow costs and expenses of approximately $150,000, and travel and other out-of-pocket expenses of approximately $10,000. All amounts are estimated except for the fees relating to the SEC registration and the NASD filing.
       Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman, Sachs & Co.
       The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs, as a part of the distribution of the ADSs. The underwriters also have agreed that they may sell ADSs among themselves.
       Focus Media has agreed with the underwriters that it will not, without the prior consent of Credit Suisse Securities (USA) LLC and Goldman Sachs (Asia) L.L.C., for a period of 90 days following the date of this prospectus:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file a registration statement with respect to any of the ADSs or its ordinary shares or any securities that are convertible into or exercisable or exchangeable for the ADSs or our ordinary shares; or

•	enter into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership of its ADSs or ordinary shares;
whether any transaction described above is to be settled by the delivery of ADSs, its ordinary shares or such other securities, in cash or otherwise.
       The 90-day restricted period described in the preceding paragraph will be automatically extended if (1) during the last 17 days of the 90-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, the company announces, or if the representatives of the underwriters determine, that the company will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event. The restrictions applicable to Focus Media do not apply to (1) the ADSs to be sold in this offering, and the ordinary shares underlying such ADSs, (2) the issuance of our ordinary shares in connection with bona fide strategic acquisitions by us not to exceed 25.0 million ordinary shares of our company in the aggregate, (3) grants of options pursuant to our employee stock option plans or (4) any ordinary shares of our company to be issued by us upon the exercise of any options described in clause (3) above granted as of March 31, 2006.
       In addition, the selling shareholders have entered into similar lock-up agreements with respect to Focus Media’s ordinary shares and ADSs for a period of 90 days from the date of this prospectus.

The restrictions applicable to the selling shareholders do not apply to the ADSs to be sold in this offering, the ordinary shares underlying such ADSs or, other than with regard to Jason Nanchun Jiang and one entity controlled by Jimmy Wei Yu, our ordinary shares issued to any selling shareholder upon the exercise of that selling shareholder’s options granted under our 2003 Option Plan or our 2005 Option Plan prior to December 31, 2005. In addition, in each case, the lock-up period will be extended if, (i) during the final 17 days of the lock-up period, any earnings release or announcement of a material event or news or, (ii) prior to the expiry of a lock-up period, the Company announces that it will release earnings results during the 15-day period following the last day of the lock-up period. In each case the applicable lock-up period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable unless the representatives waive, in writing, such extension.
       In connection with Focus Media’s initial public offering in July 2005, Focus Media and Focus Media’s directors, officers and pre-IPO shareholders entered into lock-up agreements. The lock-up agreement entered into by Focus Media is substantially the same as the lock-up agreement it entered into in connection with this offering as described above, except that the restricted period under the prior lock-up agreement extended for 180 days from the date of the prospectus used in the initial public offering, instead of 90 days for this offering. Focus Media’s directors, officers and pre-IPO shareholders also entered into lock-up agreements with respect to Focus Media’s ordinary shares and ADSs for a period of 180 days following the July 13, 2005 date of the prospectus used in the initial public offering and, thereafter until July 13, 2006, such persons are not permitted to sell or otherwise dispose of more than half of their ordinary shares or ADSs owned immediately prior to Focus Media’s initial public offering, which amount includes ordinary shares or ADSs sold in the initial public offering, the public offering of additional ADSs pursuant to the underwriters’ exercise of their over-allotment option in August 2005, our public offering completed in January 2006 and in this offering. In order to facilitate this offering, the underwriters to the initial public offering have released these securities from these restrictions with regard to us and the selling shareholders participating in this offering.
       In connection with our acquisition of Framedia, the seller parties entered into lock-up agreements with us in which they agreed not to sell or otherwise dispose of any of our ordinary shares received as part of the initial share consideration payment to them until March 31, 2007, provided that each of them who is a PRC resident has complied with all applicable SAFE registration requirements. In addition, any of our ordinary shares that may be issuable to them as part of an earn-out payment in the first quarter of 2007 will be subject to further lock-up until June 30, 2007, provided that each of them who is a PRC resident has complied with all applicable SAFE registration requirements.
       In connection with our acquisition of Target Media, the Target Media selling shareholders entered into lock-up agreements with us in which they agreed not to sell or otherwise dispose of any of our ordinary shares received as part of the initial share consideration payment to them until 180 days after completion of the acquisition, at which time each will be able to sell up to 50% of the shares received as part of the initial share consideration payment. The remaining 50% of the shares will be locked-up until the anniversary of the completion of the acquisition.
       The representatives of the underwriters may release the securities subject to the above restrictions at any time, subject to applicable NASD regulations. The representatives of the underwriters have no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by them to waive those conditions would depend on a number of factors, which may include market conditions, the performance of Focus Media’s ADSs in the market and Focus Media’s financial condition at that time.
       Our ADSs are listed for quotation on the Nasdaq National Market under the symbol “FMCN”.

       In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from Focus Media and the selling shareholders. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.
       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.
       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.
       Each of the underwriters has represented and agreed that: (a) it has not made or will not make an offer of ADSs to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA); (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and (c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.
       In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time: (a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
       The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines in Japan.
       The ADSs may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

       No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.
       A prospectus in electronic format will be made available on the websites maintained by the global coordinator or one or more securities dealers. The global coordinator may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.
       Focus Media has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
       This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including the ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.
       Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking and other services for Focus Media or its officers and directors for which they have received customary fees and commissions.

ENFORCEMENT OF CIVIL LIABILITIES
       We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.
       Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers and our special PRC counsel, Global Law Office are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, our officers and directors and Global Law Office.
       We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.
       Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Global Law Office, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers or Global Law Office predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers or Global Law Office predicated upon the securities laws of the United States or any state in the United States.
       Conyers Dill & Pearman have informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands will not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Conyers Dill & Pearman, has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.
       Global Law Office has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Global Law Office has advised us further that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no treaty or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by U.S. courts.
LEGAL MATTERS
       We are being represented by Simpson Thacher & Bartlett LLP with respect to legal matters of United States federal securities and New York State law. Certain legal matters in connection with this offering will be passed upon for the underwriters by Debevoise & Plimpton LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Global Law Office and for the underwriters by Commerce & Finance Law Offices Conyers Dill & Pearman and Simpson Thacher & Bartlett LLP may rely upon Global Law Office with respect to matters governed by PRC law. Debevoise & Plimpton LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.
EXPERTS
       The consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005 for Focus Media Holding Limited included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte Touche Tohmatsu CPA Ltd., independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm, given on their authority as experts in accounting and auditing.
       The consolidated financial statements as of December 31, 2003 and September 30, 2004 and for the year ended December 31, 2003 and the nine months ended September 30, 2004 for Perfect Media Holding included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., independent registered public accounting firm, as stated in their reports appearing herein and are included in reliance upon the reports of such firm, given on their authority as experts in accounting and auditing.
       The consolidated financial statements as of October 31, 2004 and for the period from March 11, 2004 to October 31, 2004 for Focus Media Changsha Holding Ltd. included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., independent registered public accounting firm, as stated in their reports appearing herein and are included in reliance upon the reports of such firm, given on their authority as experts in accounting and auditing.
       The consolidated financial statements as of October 31, 2004 and for the period from March 22, 2004 to October 31, 2004 for Focus Media Qingdao Holding Ltd. included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., independent registered public accounting firm, as stated in their reports appearing herein and are included in reliance upon the reports of such firm, given on their authority as experts in accounting and auditing.
       The consolidated financial statements as of October 31, 2004 and for the period from March 24, 2004 to October 31, 2004 for Focus Media Dalian Holding Ltd. included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., independent registered public accounting firm, as stated in their reports appearing herein and are included in reliance upon the reports of such firm, given on their authority as experts in accounting and auditing.
       The consolidated financial statements as of December 31, 2004 and for the year ended December 31, 2004 for Capital Beyond Limited included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., independent registered public accounting firm, as stated in their reports appearing herein and are included in reliance upon the reports of such firm, given on their authority as experts in accounting and auditing.
       The consolidated financial statements as of December 31, 2003, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 for Infoachieve Limited included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., independent registered public accounting firm, as stated in their reports appearing herein and are included in reliance upon the reports of such firm, given on their authority as experts in accounting and auditing.
       The consolidated financial statements of Target Media Holdings Limited as of December 31, 2004 and 2005 and for each of the years in the two-year period ended December 31, 2005 have been included in this registration statement in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.
       The statements included in this prospectus under the caption “Prospectus Summary”, “Risk Factors”, “Our Corporate Structure”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Industry”, “Business”, “Regulation of Our Industry”, “Management”, “Related Party Transactions”, “Taxation” and “Enforcement of Civil Liabilities”, to the extent they constitute matters of PRC law, have been reviewed and confirmed by Global Law Office, special PRC counsel to us, as experts in such matters, and are included herein in reliance upon such review and confirmation.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
       We have filed with the SEC a registration statement on Form F-1 (Registration Number 333-134714), a registration statement on Form F-1MEF pursuant to Rule 462(b) under the Securities Act (Registration Number 333-135062) and a registration statement on Form F-6 (Registration Number 333-126011), including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs offered by this prospectus, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review a full text of these documents.
       The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.
       We will furnish to Citibank, N.A., as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

       We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

FOCUS MEDIA HOLDING LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated balance sheets as of December 31, 2003, 2004 and 2005 and as of March 31, 2006 (unaudited)	F-3
Consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2005 (unaudited) and 2006 (unaudited)	F-4
 Consolidated statements of shareholders’ equity (deficiency) and comprehensive income (loss) for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2006 (unaudited)
F-5
Consolidated statements of cash flows for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2005 (unaudited) and 2006 (unaudited)	F-6
Notes to the consolidated financial statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
FOCUS MEDIA HOLDING LIMITED
       We have audited the accompanying consolidated balance sheets of Focus Media Holding Limited and its subsidiaries (the “Group”) as of December 31, 2003 and 2004 and 2005 and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive income (loss), and cash flows for the years ended December 31, 2003 and 2004 and 2005, and related financial schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Focus Media Holding Limited and its subsidiaries as of December 31, 2003 and 2004 and 2005 and the results of its operations and its cash flows for the above stated years in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China
June 2, 2006

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,
				March 31,
	2003	2004	2005	2006

				(Unaudited)
	(In U.S. Dollars, except share data)
Assets
Current assets:
Cash and cash equivalents	$716,388	$22,669,106	$36,653,180	$41,862,726
Investment in available-for-sale securities	—	—	34,835,850	34,792,100
Accounts receivable, net of allowance for doubtful accounts of $nil, $173,837, $396,657 and $782,210 in 2003, 2004, 2005 and as of March 31, 2006 (unaudited)	1,409,461	6,619,949	22,235,408	37,250,248
Inventories	90,950	1,243,140	479,529	605,290
Prepaid expenses and other current assets	148,906	2,109,468	45,363,833	7,810,070
Amounts due from related parties	252,576	2,740,032	2,073,329	2,982,256

Total current assets	2,618,281	35,381,695	141,641,129	125,302,690
Rental deposits	570,904	1,606,378	11,819,095	13,245,315
Equipment, net	1,978,399	9,197,143	43,694,888	70,993,193
Acquired intangible assets, net	—	708,306	1,157,920	30,881,195
Goodwill	—	9,058,086	13,298,072	406,790,780
Long-term investments	12,082	12,088	—	1,117,843
Other long term assets	—	—	—	220,553
Deferred tax assets	126,769	450,963	742,914	193,506

Total assets	$5,306,435	$56,414,659	$212,354,018	$648,745,075

Liabilities, mezzanine equity and shareholders’ equity (deficiency)
Current liabilities:
Short-term bank loans	$—	$—	$991,301	$1,247,349
Other short-term loans	—	—	—	6,776,335
Accounts payable	436,244	607,091	5,847,530	8,279,605
Accrued expenses and other current liabilities	561,234	6,591,435	11,746,902	71,414,099
Amounts due to related parties	2,013,898	—	—	2,496,212
Short-term loan from a shareholder	500,000	—	—	—
Income taxes payable	608,275	1,435,486	2,108,071	2,188,412

Total current liabilities	4,119,651	8,634,012	20,693,804	92,402,012
Commitments (Note 20)
Minority interest	3,722	80,692	245,563	459,758
Mezzanine equity
Series A convertible redeemable preference shares ($0.00005 par value; 41,967,400 shares authorized and nil, 41,967,400, nil and nil shares issued and outstanding in 2003, 2004, 2005 and as of March 31, 2006 (unaudited), respectively)	—	6,295,110	—	—
Series B convertible redeemable preference shares ($0.00005 par value; 48,191,600 shares authorized and nil, 48,191,600, nil and nil shares issued and outstanding in 2003, 2004, 2005 and as of March 31, 2006 (unaudited), respectively)	—	12,062,696	—	—
Series C-1 convertible redeemable preference shares ($0.00005 par value; 34,054,000 shares authorized and nil, 34,054,000, nil and nil shares issued and outstanding in 2003, 2004, 2005 and as of March 31, 2006 (unaudited) , respectively)	—	17,500,350	—	—
Series C-2 convertible redeemable preference shares ($0.00005 par value; 34,053,400 shares authorized and nil, 34,053,400, nil and nil shares issued and outstanding in 2003, 2004, 2005 and as of March 31, 2006 (unaudited), respectively)	—	17,415,000	—	—
Shareholders’ equity (deficiency)
Ordinary shares ($0.00005 par value; 1,000,000,000, 885,516,600 ,19,800,000,000 and 19,800,000,000 shares authorized in 2003, 2004, 2005 and as of March 31, 2006 (unaudited); 200,000,000, 142,464,600, 378,306,000 and 506,457,633 shares issued and outstanding in 2003, 2004, 2005 and as of March 31, 2006 (unaudited), respectively)	10,000	7,124	18,916	25,324
Additional paid-in capital	1,188,817	5,981,154	177,419,761	530,088,836
Deferred share based compensation	—	(969,959)	(246,569)	—
Retained earnings (accumulated deficit)	26,000	(10,550,414)	12,997,237	22,430,006
Accumulated other comprehensive income (loss)	(41,755)	(41,106)	1,225,306	3,339,139

Total shareholders’ equity (deficiency)	$1,183,062	$(5,573,201)	$191,414,651	$555,883,305

Total liabilities, mezzanine equity and shareholders’ equity (deficiency)	$5,306,435	$56,414,659	$212,354,018	$648,745,075

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

				Three months ended
	For the years ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
	(In U.S. Dollars, except share data)
Net revenues:
— Commercial Locations	$3,368,557	$26,321,179	$61,434,760	$9,431,521	$21,472,376
— In-store Network	—	—	5,468,919	—	5,293,091
— Poster Frame Network	—	—	—	—	6,067,314

Advertising Service Revenue	3,368,557	26,321,179	66,903,679	9,431,521	32,832,781
Advertising Equipment Revenue	389,282	2,888,720	1,325,234	142,163	304,066

Total net revenues	3,757,839	29,209,899	68,228,913	9,573,684	33,136,847
Cost of revenues:
— Commercial locations	1,565,887	6,745,522	17,943,318	2,902,606	8,035,150
— In-store network	—	—	7,422,641	286,004	3,973,244
— Poster Frame Network	—	—	—	—	2,397,268

Advertising Service Cost	1,565,887	6,745,522	25,365,959	3,188,610	14,405,662
Advertising Equipment Cost	275,360	1,934,331	975,747	70,571	231,814

Total cost of revenues	1,841,247	8,679,853	26,341,706	3,259,181	14,637,476
Gross profit	1,916,592	20,530,046	41,887,207	6,314,503	18,499,371
Operating expenses:
General and administrative	984,848	3,987,496	9,119,846	1,881,111	4,395,342
Selling and marketing	406,634	3,453,533	9,543,748	1,491,644	4,057,199
Amortization of acquired intangible assets	—	77,443	437,837	67,352	999,178
Goodwill impairment loss	—	58,397	—	—	—

Total operating expenses	1,391,482	7,576,869	19,101,431	3,440,107	9,451,719
Income from operations	525,110	12,953,177	22,785,776	2,874,396	9,047,652
Interest income	1,005	9,739	1,761,909	10,985	915,952
Other income (expenses), net	(9,364)	(3,843)	(161,148)	5,315	46,149
Change in fair value of derivative liability associated with Series B convertible redeemable preference shares	—	(11,692,287)	—	—	—

Income before income taxes and minority interest	516,751	1,266,786	24,386,537	2,890,696	10,009,753
Income taxes:
Current	608,274	828,962	715,117	223,536	65,076
Deferred	(126,769)	78,588	(20,664)	25,265	551,714

Total income taxes	481,505	907,550	694,453	248,801	616,790
Net income after income taxes before minority interest and equity loss of affiliates	35,246	359,236	23,692,084	2,641,895	9,392,963
Minority interest	(8,360)	(13,516)	144,433	(598)	(39,806)
Equity loss of affiliates	(18,123)	—	—	—	—

Net income	25,483	372,752	23,547,651	2,642,493	9,432,769
Deemed dividend on Series A convertible redeemable preference shares	—	(8,308,411)	—	—	—
Deemed dividend on Series B convertible redeemable preference shares	—	(2,191,442)	—	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	—	(13,356,087)	—	—	—
Premium of Series B convertible redeemable preference shares	—	12,906,774	—	—	—

Income (loss) attributable to holders of ordinary shares	$25,483	$(10,576,414)	$23,547,651	$2,642,493	$9,432,769

Income (loss) per share — basic	$0.00	$(0.07)	$0.09	$0.02	$0.02

Income (loss) per share — diluted	$0.00	$(0.07)	$0.06	$0.01	$0.02

Shares used in calculating basic income (loss) per share	144,657,600	160,998,600	252,128,545	142,464,600	438,232,094

Shares used in calculating diluted income (loss) per share	144,657,600	160,998,600	365,938,094	315,212,608	465,895,318

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) AND COMPREHENSIVE INCOME (LOSS)

					Retained	Accumulated	Total
	Ordinary		Additional	Deferred share	earnings	other	shareholders’
			paid-in	based	(accumulated	comprehensive	equity	Comprehensive
	Shares	Amount	capital	compensation	deficit)	income (loss)	(deficiency)	income (loss)

	(In U.S. dollars, except share data)
Balance at January 1, 2003	—	$—	$125,000	$—	$517	$(4,183)	$121,334	$—
Issuance of ordinary shares	200,000,000	10,000	1,615,000	—	—	—	1,625,000	—
Capital distribution relating to Everease	—	—	(551,183)	—	—	—	(551,183)	—
Cumulative translation adjustment	—	—	—	—	—	(37,572)	(37,572)	$(37,572)
Net income	—	—	—	—	25,483	—	25,483	25,483

Balance at December 31, 2003	200,000,000	$10,000	$1,188,817	$—	26,000	$(41,755)	$1,183,062	$(12,089)

Issuance of ordinary shares	14,594,200	730	4,484,068	—	—	—	4,484,798	—
Reclassification of ordinary shares to Series A convertible redeemable preference shares	(62,400,000)	(3,120)	(1,048,469)	—	—	—	(1,051,589)	—
Reclassification of ordinary shares to Series C-1 convertible redeemable preference shares	(9,729,600)	(486)	(101,932)	—	—	—	(102,418)
Deferred share based compensation	—	—	1,334,835	(1,334,835)	—	—	—	—
Amortization of share-based compensation expense	—	—	123,835	364,876	—	—	488,711
Deemed dividend on Series A convertible redeemable preference shares	—	—	—	—	(8,308,411)	—	(8,308,411)	—
Deemed dividend on Series B convertible redeemable preference shares	—	—	—	—	(2,191,442)	—	(2,191,442)	—
Deemed dividend on Series C-1 convertible redeemable preference shares	—	—	—	—	(13,356,087)	—	(13,356,087)	—
Premium of Series B convertible redeemable preference shares	—	—	—	—	12,906,774	—	12,906,774	—
Cumulative translation adjustment	—	—	—	—	—	649	649	$649
Net income	—	—	—	—	372,752	—	372,752	372,752

Balance at December 31, 2004	142,464,600	$7,124	$5,981,154	(969,959)	$(10,550,414)	$(41,106)	$(5,573,201)	$373,401

Series A convertible redeemable preference shares converted into ordinary shares upon initial public offering	41,967,400	2,098	6,293,012	—	—	—	6,295,110	—
Series B convertible redeemable preference shares converted into ordinary shares upon initial public offering	48,191,600	2,409	12,060,287	—	—	—	12,062,696	—
Series C-1 convertible redeemable preference shares converted into ordinary shares upon initial public offering	34,054,000	1,703	17,498,647	—	—	—	17,500,350	—
Series C-2 convertible redeemable preference shares converted into ordinary shares upon initial public offering	34,053,400	1,703	17,413,297	—	—	—	17,415,000	—
Issuance of ordinary shares upon initial public offering, net of issuance cost of $13,703,370	77,575,000	3,879	118,170,251	—	—	—	118,174,130	—
Deferred share based compensation	—	—	(264,751)	264,751	—	—	—	—
Amortization of share-based compensation expense	—	—	267,864	458,639	—	—	726,503	—
Unrealized loss on available-for-sale securities	—	—	—	—	—	(164,150)	(164,150)	$(164,150)
Cumulative translation adjustments	—	—	—	—	—	1,430,562	1,430,562	1,430,562
Net income	—	—	—	—	23,547,651	—	23,547,651	23,547,651

Balance at December 31, 2005	378,306,000	$18,916	$177,419,761	$(246,569)	$12,997,237	$1,225,306	$191,414,651	$24,814,063

Adjustment for adoption of SFAS 123 - R (unaudited)	—	—	(246,569)	246,569	—	—	—	—
Issuance of ordinary shares for acquisitions (unaudited)	99,231,723	4,962	285,786,238	—	—	—	285,791,200	—
Issuance of ordinary shares upon secondary offering, net of issuance cost of $3,466,700 (unaudited)	15,000,000	750	61,782,550	—	—	—	61,783,300	—
Exercise of employee stock options (unaudited)	13,919,910	696	3,880,316	—	—	—	3,881,012	—
Amortization of share-based compensation expense (unaudited)	—	—	1,466,540	—	—	—	1,466,540	—
Net income (unaudited)	—	—	—	—	9,432,769	—	9,432,769	$9,432,769
Unrealized loss on available-for-sale securities (unaudited)	—	—	—	—	—	(43,750)	(43,750)	(43,750)
Cumulative translation adjustments (unaudited)	—	—	—	—	—	2,157,583	2,157,583	2,157,583

Balance at March 31, 2006 (unaudited)	506,457,633	$25,324	$530,088,836	$—	$22,430,006	$3,339,139	$555,883,305	$11,546,602

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

				For the three months ended
	For the year ended December 31			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
	(In U.S. dollars)
Operating activities:
Income (loss) attributable to holders of ordinary shares	$25,483	$(10,576,414)	$23,547,651	$2,642,493	$9,432,769
Deemed dividend on Series A convertible redeemable preference shares	—	8,308,411	—	—	—
Deemed dividend on Series B convertible redeemable preference shares	—	2,191,442	—	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	—	13,356,087	—	—	—
Premium relating to Series B convertible redeemable preference shares	—	(12,906,774)	—	—	—

Net income	25,483	372,752	23,547,651	2,642,493	9,432,769
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	(8,360)	(13,516)	144,433	(598)	(39,806)
Bad debt provision	—	173,837	235,604	36,364	194,723
Share based compensation	—	488,711	726,503	333,960	1,466,540
Depreciation and amortization	143,876	923,163	4,927,016	622,175	3,605,818
Loss on disposal of equipment	—	22,470	—	—	—
Investment loss on equity investment	18,123	—	—	—	—
Change in fair value of derivative liability	—	11,692,287	—	—	—
Goodwill impairment	—	58,397	—	—	—
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable, net	(1,331,107)	(4,525,148)	(15,757,053)	(1,804,368)	2,621,774
Inventories	(80,660)	(1,030,529)	(408,223)	(788,522)	(124,346)
Prepaid expenses and other current assets	(121,304)	(1,740,427)	(2,347,426)	(77,708)	2,918,858
Amounts due from related parties	(252,576)	(2,487,456)	666,703	1,425,866	(908,927)
Rental deposits	(570,904)	(1,035,474)	(10,076,230)	(2,728,890)	1,692,642
Deferred taxes assets	(126,769)	78,586	(20,664)	25,265	551,714
Accounts payable	429,144	(1,609,816)	5,007,564	1,017,042	(683,773)
Accrued expenses and other current liabilities	573,053	4,174,214	3,950,903	(2,217,452)	(18,622,722)
Amounts due to related parties	2,013,898	(2,322,276)	—	—	2,496,212
Income tax payable	608,235	825,100	672,585	637,052	164,289

Net cash provided by (used in) operating activities	$1,320,132	$4,044,875	$11,269,366	$(877,321)	$4,765,765
Investing activities:
Purchase of equipment	$(1,467,730)	$(6,373,124)	$(36,765,294)	$(3,621,229)	$(8,353,954)
Acquisition of assets from a related party	(1,208,131)	—	—	—	—
Purchase of subsidiaries, net of cash acquired	—	(4,697,378)	(4,982,523)	(3,056,622)	(57,718,824)
Deposit paid to acquire subsidiaries	—	—	(40,919,530)	—	—
Acquisition of equity investment	(30,205)	—	—	—	—
Investment in available-for-sale securities	—	—	(35,000,000)	—	—

Net cash used in investing activities	$(2,706,066)	$(11,070,502)	$(117,667,347)	$(6,677,851)	$(66,072,778)
Financing activities:
Proceeds from short-term loan from a shareholder	500,000	—	—	—	—
Repayment of short-term loan from a shareholder	—	(500,000)	—	—	—
Proceeds from issuance of ordinary shares, net of issuance costs of $nil in 2003, $13,703,370 in 2005, and $3,466,700 in 2006 (unaudited)	1,625,000	—	118,174,130	—	65,664,312

				For the three months ended
	For the year ended December 31			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
	(In U.S. dollars)
Proceeds from issuance of Series B convertible redeemable preference shares (net of issuance costs of $437,304)	—	12,062,696	—	—	—
Proceeds from issuance of Series C-2 convertible redeemable preference shares (net of issuance costs of $85,000)	—	17,415,000	—	—	—
Proceeds from short-term bank loans	—	—	991,301	—	1,247,349
Repayment of short-term bank loans	—	—	—	—	(991,301)
Repayment of short short-term loans	—	—	—	—	(78,802)
Capital injection from minority shareholders	—	—	3,089	—	249,470

Net cash provided by financing activities	$2,125,000	$28,977,696	$119,168,520	$—	$66,091,028
Effect of exchange rate changes	$(37,572)	$649	$1,213,535	$—	$425,531

Net increase/ (decrease) in cash and cash equivalents	$701,494	$21,952,718	$13,984,074	$(7,555,172)	$5,209,546
Cash and cash equivalents, beginning of year/period	14,894	716,388	22,669,106	22,669,106	36,653,180

Cash and cash equivalents, end of year /period	$716,388	$22,669,106	$36,653,180	$15,113,934	$41,862,726

Supplemental disclosure of cash flow information Income taxes paid	$—	$738	$94,391	$—	$—

Interest paid	$—	$—	$11,581	$—	$26,651

Supplemental disclosures of non-cash investing activity:
Issuance of ordinary shares in exchange for technical know-how	$750,000	$—	$—	$—	$—

Acquisition of subsidiaries:
Value of ordinary shares issued	$—	$4,484,798	$—	$—	$285,791,199
Cash consideration	—	4,423,515	5,137,252	4,079,091	106,782,978
Accounts payable	—	538,860	—	—	49,219,897
Assets acquired (including intangible assets and goodwill)	$—	$9,447,173	$5,137,252	$4,079,091	$441,794,074

Non-cash financing activities:
Reclassification of ordinary shares to Series A convertible redeemable preference shares	$—	$9,360,000	$—	$—	$—

Reclassification of Series A convertible redeemable preference shares to Series C-1 convertible redeemable preference shares	$—	$3,064,890	$—	$—	$—

Reclassification of Series B convertible redeemable preference shares to Series C-1 convertible redeemable preference shares	$—	$976,955	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

1.	Organization and Principal Activities
       Prior to May 2003, the Group operated through Shanghai Focus Media Advertisement Co. Ltd. (“Focus Media Advertisement”) (formerly Shanghai Aiqi Advertising Co., Ltd. (“Aiqi”)) which was established in September 1997. On April 11, 2003, the majority shareholder of Focus Media Advertisement, Jason Nanchun Jiang, incorporated Focus Media Holding Limited (“Focus Media Holding”) with the same shareholders of Focus Media Advertisement. Through contractual arrangements described below, Focus Media Holding is deemed the primary beneficiary of Focus Media Advertisement resulting in Focus Media Advertisement being deemed a subsidiary of Focus Media Holding under the requirements of FIN 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46(R)”) in substance, an existing company, Focus Media Advertisement, has been reorganized as a subsidiary of the new company Focus Media Holding. Focus Media Holding has the same controlling shareholder, the same non-controlling shareholders. Accordingly, the Group’s financial statements are prepared by including the financial statements of Focus Media Advertisement through May 2003 and thereafter is the consolidated financial statements which includes Focus Media Holding and its subsidiaries and Focus Media Advertisement and its subsidiaries. As of March 31, 2006, the subsidiaries of Focus Media Holding and Focus Media Advertisement’s subsidiaries include the following entities:
Focus Media Holding Subsidiaries:

	Date of	Date of	Place of	Percentage of
Subsidiary	acquisition	incorporation	incorporation	ownership

Focus Media (China) Holding Ltd. (“Focus Media Hong Kong”)	N/A	April 23, 2003	Hong Kong (“HK”)	100%
Focus Media Technology (Shanghai) Co., Ltd. (“Focus Media Technology”)	N/A	June 19, 2003	PRC	100%
Perfect Media Holding Ltd. (“Perfect Media”)	September 22, 2004	June 4, 2004	British Virgin Islands (“BVI”)	100%
Focus Media Qingdao Holding Ltd. (“Focus Media Qingdao”)	October 15, 2004	March 22, 2004	BVI	100%
Focus Media Dalian Holding Ltd. (“Focus Media Dalian”)	October 15, 2004	March 24, 2004	BVI	100%
Focus Media Changsha Holding Ltd. (“Focus Media Changsha”)	October 15, 2004	March 11, 2004	BVI	100%
Focus Media Digital Information Technology (Shanghai) Co., Ltd. (“Focus Media Digital”)	N/A	October 27, 2004	PRC	100%
New Focus Media Technology (Shanghai) Co., Ltd. (“New Focus Media Technology”)	N/A	September 5, 2005	PRC	100%
Sorfari Holdings Limited (“Sorfari”)	March 22, 2005	June 7, 2004	BVI	100%
Focus Media Tianjin Limited (“Focus Media Tianjin”)	March 21, 2005	November 19, 2004	BVI	80%
Capital Beyond Limited (“CBL”)	March 21, 2005	November 15, 2004	BVI	100%
Shanghai New Focus Media Advertisement Co (“New Focus Media Advertisement”)	N/A	December 20, 2005	PRC	90%
Infoachieve Limited (“Infoachieve”)	January 1, 2006	July 28, 2004	BVI	100%
Shanghai Framedia Investment Consultation Co., Ltd. (“Framedia Consultation”)	January 1, 2006	June 16, 2005	PRC	100%
Target Media Holdings Limited (“Target Media Holding”)	February 28, 2006	July, 2004	Cayman Islands	100%
Target Media Multi-Media Technology (Shanghai) Co., Ltd. (“TMM”)	February 28, 2006	August 17, 2004	PRC	100%
Dotad Holdings Limited (“Dotad”)	March 21, 2006	February 17, 2006	BVI	100%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
Focus Media Advertisement Subsidiaries:

	Date of	Date of	Place of	Percentage of
Subsidiary	acquisition	incorporation	incorporation	ownership

Sichuan Focus Media Advertising Co., Ltd. (“Focus Media Sichuan”)	N/A	October 16, 2003	PRC	90%
Shanghai Focus Media Advertising Agency Co., Ltd. (“Focus Media Advertising Agency”)	N/A	October 15, 2004	PRC	100%
Shanghai On-Target Advertisement Co., Ltd. (“On- Target”)	April 23, 2004	April 15, 2003	PRC	60%
Wuhan Ge Shi Focus Media Advertising Co., Ltd. (“Focus Media Wuhan”)	April 23, 2004 and March 1, 2006	November 13, 2003	PRC	100%
Yunnan Focus Media Advertising Co., Ltd. (“Focus Media Yunnan”)	July 9, 2004 and November 9, 2004	March 3, 2004	PRC	89.5%
Nanjing Focus Media Advertising Co., Ltd. (“Focus Media Nanjing”)	August 10, 2004	September 18, 2003	PRC	90%
Zhejiang Rui Hong Focus Media Advertising Co., Ltd. (“Focus Media Zhejiang”)	September 15, 2004	March 24, 2004	PRC	80%
Shanghai Perfect Media Advertising Co., Ltd. (“Shanghai Perfect Media”)	September 22, 2004	June 4, 2003	PRC	100%
Qingdao Fukesi Advertisement Co. Ltd.(“Qingdao Advertising”)	October 15, 2004	March 22, 2004	PRC	100%
Dalian Focus Media Advertising Co., Ltd. (“Dalian Advertising”)	October 15, 2004	March 24, 2004	PRC	100%
Changsha Focus Media Shiji Advertisement Co., Ltd. (“Changsha Advertising”)	October 15, 2004	March 11, 2004	PRC	100%
Chongqing Geyang Focus Media Culture Advertising & Broadcasting Co. Ltd. (“Chongqing Advertising”)	September 15, 2004	October 10, 1999	PRC	60%
Shanghai Qianjian Advertising Co., Ltd. (“Qianjian Advertising”)	October 15, 2004	July 3, 2003	PRC	100%
Xi’an Focus Media Culture & Information Communication Co., Ltd. (“Xian Focus Media”)	March 21, 2005	September 16, 2003	PRC	70%
Xiamen Guomao Advertising Co., Ltd. (“Xiamen Advertising”)	March 4, 2005	March 23, 1998	PRC	100%
Tianjin Tongsheng Modern Display and Advertisement Co., Ltd. (“Tianjin Advertising”)	March 21, 2005	September 3, 1998	PRC	80%
Zhuhai Focus Media Culture and Communication Co., Ltd. (“Focus Media Zhuhai”)	March 21, 2005	June 21, 2004	PRC	100%
Hebei Tianmaweiye Advertisement Co., Ltd. (“Hebei Advertising”)	March 22, 2005	December 6, 2004	PRC	100%
Guangdong Framedia Advertisement Co., Ltd. (“Guangdong Framedia”)	March 21, 2005	December 16, 2003	PRC	100%
Shenzhen Bianjie Building Advertising Co., Ltd. (“Shenzhen Bianjie”)	August 15, 2005	December 16, 2003	PRC	100%
Hefei Focus Advertising Co., Ltd. (“Hefei Advertising”)	N/A	October 27, 2005	PRC	100%
Fuzhou Focus Advertising Co., Ltd. (“Fuzhou Advertising”)	December 12, 2005	October 21, 2005	PRC	70%
Jinan Focus Media Advertising Co., Ltd. (Jinan Advertising”)	December 6, 2005	June 7, 2005	PRC	100%
Shenyang Focus Media Advertising Co., Ltd. (“Shenyang Advertising”)	November 20, 2005	March 12, 2004	PRC	100%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

	Date of	Date of	Place of	Percentage of
Subsidiary	acquisition	incorporation	incorporation	ownership

Framedia Advertisement Development (Shanghai) Co., Ltd. (“Framedia Development”)	January 1, 2006	April 28, 2004	PRC	100%
New Framedia Advertisement (Shanghai) Co., Ltd. (“New Framedia”)	January 1, 2006	November 21, 2005	PRC	100%
Guangdong Century Sparkle Advertisement Co., Ltd. (“Sparkle”)	January 1, 2006	March 25, 2005	PRC	100%
Shanghai Target Media Co., Ltd. (“STM”)	February 28, 2006	December 16, 2003	PRC	100%
Shenyang Target Media Ltd. (“Shenyang TM”)	February 28, 2006	June 15, 2005	PRC	100%
Fuzhou Heng Ding United Media Ltd. (“Heng Ding”)	February 28, 2006	December 16, 2003	PRC	100%
Shanghai New Target Media Co., Ltd. (“New STM”)	February 28, 2006	January 22, 2006	PRC	100%
Shenzhen E-times Consulting Co., Ltd. (“E-times Consulting”)	January 1, 2006	December 21, 2005	PRC	100%
Beijing Focus Media Wireless Co., Ltd. (“Focus Media Wireless”)	March 21, 2006	December 8, 2005	PRC	100%
       Focus Media Holding and all of its subsidiaries including Focus Media Advertisement and its subsidiaries are collectively referred to as the “Group”.
       In May 2003, in connection with the establishment of Focus Media Holding, the Group changed its business model from operating as an advertising agency generating revenue from commissions for selling advertisements to media companies on behalf of advertising clients to selling out-of-home television advertising time slots on its network of flat-panel television advertising displays located in high traffic areas in commercial locations.
       PRC regulations currently limit foreign ownership of companies that provide advertising services, including out-of-home television advertising services. To comply with these regulations, the Group conducts substantially all of its activities through Focus Media Advertisement and its subsidiaries, a variable interest entity which was renamed from Aiqi, and was established in Shanghai China on September 2, 1997. Focus Media Advertisement entered into various agreements with the Group, including a transfer of trademarks and exclusive services agreement. Under these agreements, Focus Media Advertisement has the right to use the trade name of the Group, and the Group, through Focus Media Technology, is the provider of technical and consulting services to Focus Media Advertisement. In return, Focus Media Advertisement is required to pay the Group services fees for the use of trade name and for the technical and consulting services it receives. The technical and consulting service fees are adjusted at the Group’s sole discretion. The Group is entitled to receive service fees in an amount up to all of the net income of Focus Media Advertising. The Group has also provided funds to Focus Media Advertisement in an amount up to $732,536 as of March 31, 2006 (unaudited), to finance the development of its business.
       In addition, the Group has been assigned all voting rights by the direct and indirect owners of Focus Media Advertisement through an agreement valid indefinitely that cannot be amended or terminated except by written consent of all parties. Finally the Group has the option to acquire the equity interests of Focus Media Advertisement and its subsidiaries for a purchase price equal to the respective registered capital of Focus Media Advertisement and its subsidiaries or a proportionate amount thereof, or such higher price as required under PRC laws at the time of such purchase. Each of the shareholders of Focus Media Advertisement has agreed to pay the Group any excess of the purchase price paid for such equity interests in, or assets of, Focus Media Advertisement or its

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
subsidiaries over the registered capital of Focus Media Advertisement or its subsidiaries in the event that such option is exercised.
       The Group and its related parties hold all the variable interests of Focus Media Advertisement and the Group has been determined to be most closely associated with Focus Media Advertisement. Therefore the Group is the primary beneficiary of Focus Media Advertisement. The agreements described above provided for effective control of Focus Media Advertisement to be transferred to the Group at April 11, 2003. Focus Media Advertisement had operating activity prior to entering into these agreements with the Group. As a result, the consolidated financial statements reflect the consolidation of Focus Media Advertisement starting from May 2003.
       In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46 “Consolidation of Variable Interest Entities”, which requires certain variable interest entitles to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. FASB issued FIN 46 (Revised) “Consolidation of Variable Interest Entities”, which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004, unless the Group has a special purpose entity, in which case the provisions must be applied for fiscal years ended December 31, 2003. However, the Group has elected to retroactively apply FIN 46 (Revised) and has consolidated Focus Media Advertisement as its variable interest entity since May 2003.

2.	Summary of Significant Accounting Policies
(a) Basis of Presentation
       The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements reflect consolidated operations thereafter.
(b) Basis of Consolidation
       The consolidated financial statements include the financial statements of the Group, its majority owned subsidiaries and its variable interest entity, Focus Media Advertisement and its majority owned subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation. The affiliated companies where the Group owns more than 20% of the investment are accounted for using the equity method of accounting. The Group’s share of earnings of the equity investments are included in the accompanying consolidated statements of operations.
(c) Cash and Cash Equivalents
       Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of 3 months or less when purchased.
(d) Use of Estimates
       The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful accounts, the useful lives of and impairment for equipment and intangible assets, valuation allowance for deferred tax assets and impairment of goodwill.
(e) Significant Risks and Uncertainties
       The Group participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: the Group’s limited operating history; advances and trends in new technologies and industry standards; share market performance and public interest in companies operating in China that are listed on share market in the U.S.; competition from other competitors; regulatory or other PRC related factors; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth, risks associated with the Group’s growth strategies; and general risks associated with the advertising industry.
(f) Investment in Available-for-sale Securities
       The Group classifies all of its short-term investments as available-for-sale securities. Such short-term investments consist primarily of debt instrument which are stated at fair market value, with unrealized gains and losses recorded as accumulated other comprehensive income (loss). Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses.
(g) Inventory
       Inventory is stated at the lower of cost or market value.
(h) Equipment, Net
       Equipment, net is carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Media display equipment	5 years
Computers and office equipment	5 years
Vehicles	5 years
Leasehold Improvements	lesser of the term of the lease or the estimated useful lives of the assets
       The Group assembles certain of the media display equipment. In addition to costs under assembly contracts, external costs directly related to the assembly of such equipment, including duty and tariff, equipment installation and shipping costs are capitalized.
(i) Impairment of Long-Lived Assets
       The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.
(j) Goodwill
       Beginning in 2002, with the adoption of Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized, but instead tested for impairment upon first adoption and annually thereafter, or more frequently if events or changes in circumstances indicate that it might be impaired. SFAS No. 142 requires the Group to complete a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. SFAS No. 142 requires completion of this first step within the first six months of initial adoption and annually thereafter. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
       Management performed the annual goodwill impairment test as of December 31, 2004 and an impairment loss of $58,397 was recorded for the Perfect Media reporting unit. The fair value of the Perfect Media reporting unit was estimated using a combination of expected present value of future cash flow and income approach valuation methodologies. The Group recorded an impairment charge because the amount the Group paid for the acquisition of Perfect Media exceeded its fair market value. Management also performed an annual goodwill impairment test as of December 31, 2005, and no impairment loss was required.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       The changes in the carrying amount of goodwill for the year ended December 31 2004, 2005 and three months ended March 31, 2006 (unaudited) are as follows:

		In-elevator
		poster frame		Out-of-home
		network	Mobile-phone	television
		advertising	advertising	advertising
	Perfect Media	services	service	services

Balance as of January 1, 2004	$—	$—	$—	$—
Goodwill acquired during the year	4,783,749	—	—	4,717,785
Tax benefits arising from acquired subsidiaries	(39,527)	—	—	(345,524)
Impairment losses	(58,397)	—	—	—

Balance as of December 31, 2004	$4,685,825	—	—	4,372,261

Transfer to out-of-home advertising services	(4,685,825)	—	—	4,685,825
Goodwill acquired during the year		—	—	4,043,747
Tax benefits arising from acquired subsidiaries		—	—	(244,236)
Modification of original purchase price allocation		—	—	64,477
Translation adjustments		—	—	375,998

Balance as of December 31, 2005		—	—	13,298,072
Goodwill acquired during the period (unaudited)		91,842,602	8,320,374	291,781,399
Translation adjustments (unaudited)		695,404	—	852,929

Balance as of March 31, 2006 (unaudited)		$92,538,006	$8,320,374	$301,246,575

       Commencing in 2005, the Group reorganized the financial information reviewed by the chief decision maker, the CEO, whereby the financial information of Perfect Media was prepared and presented together with that of out-of-home television advertising services. Accordingly, the Group believes it has only one operating segment which is the out-of-home advertising services as of December 31, 2005. As a result, for the purpose of SFAS No. 142, goodwill was tested for impairment at the consolidated level as of December 31, 2005.
       As a result of the acquisition of Infoachieve and Dotad in the period ended March 31, 2006 (unaudited), the Group has two new operating and reporting segments, including poster frame network advertising services and mobile-phone advertising service.
(k) Revenue Recognition
       The Group’s revenues are primarily derived from advertising services and to a lesser extent, sales from advertising equipment. Revenues from advertising services are recognized ratably over the year in which the advertisement is displayed. Revenues from advertising equipment are recognized once the advertising equipment is delivered. Accordingly, revenue is recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured.
       Prepayments for the advertising services are deferred and recognized as revenue when the advertising services are rendered.
       Prior to May 2003, the Group operated as an advertising agency, by which it acted as an advertising agency generating revenue from commissions for selling advertisements to media companies on behalf of advertising clients. The Group was responsible for collecting the full charges and remitted flat amount, less commissions to the media companies. The commission revenue represented the negotiated percentage of the sales price. The Group evaluates the criteria outlined in Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting fees remitted to media companies. Accordingly, the Group recorded the net amount billed to its customers since the Group was the agent in these transactions, and had little latitude in establishing prices, and was not involved in the determination of the service specifications.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       The Group presents advertising service revenue, net of sales taxes incurred, as follows:

				Three months ended
	For the years ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
	(In U.S. dollars, except per share data)
Gross Advertising Service Revenue:
Commercial Locations
— Unrelated parties	$2,581,448	$25,321,614	$62,632,982	$9,233,745	$21,200,216
— Related parties	1,098,879	3,787,798	4,793,275	1,134,181	2,353,672

Total Commercial Locations	3,680,327	29,109,412	67,426,257	10,367,926	23,553,888
In-store Network
— Unrelated parties	—	—	5,475,192	—	5,215,360
— Related parties	—	—	517,998	—	602,088

Total in-store network	—	—	5,993,190	—	5,817,448
Poster Frame Network
— Unrelated parties	—	—	—	—	6,658,286
— Related parties	—	—	—	—	—

Total Poster Frame Network	—	—	—	—	6,658,286
Gross Advertising Services Revenue:	3,680,327	29,109,412	73,419,447	10,367,926	36,029,622
Less: Sales taxes:
Commercial Locations	311,770	2,788,233	5,991,497	936,405	2,081,512
In-store Network	—	—	524,271	—	524,357
Poster Frame Network	—	—	—	—	590,972

Total sales taxes	311,770	2,788,233	6,515,768	936,405	3,196,841
Net Advertising Service Revenue	3,368,557	26,321,179	66,903,679	9,431,521	32,832,781
Add: Advertising Equipment Revenue:	389,282	2,888,720	1,325,234	142,163	304,066

Net revenues:	$3,757,839	$29,209,899	$68,228,913	$9,573,684	$33,136,847
(l) Operating Leases
       Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.
(m) Advertising Costs
       The Group expenses advertising costs as incurred. Total advertising expenses were $17,919, $45,712, $76,428, $15,985, and $271,700 for the years ended December 31, 2003, 2004, and 2005 and the three months ended March 31, 2005 (unaudited) and 2006 (unaudited), respectively and have been included as part of selling and marketing expenses.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
(n) Foreign Currency Translation
       The functional and reporting currency of Focus Media Holding is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.
       The financial records of the Group’s subsidiaries and its variable interest entity are maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of shareholders’ equity (deficiency).
(o) Income Taxes
       Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
(p) Comprehensive Income (Loss)
       Comprehensive income (loss) includes foreign currency translation adjustments and unrealized gains (losses) on marketable securities classified as available for sale. Comprehensive income (loss) is reported in the statements of shareholders’ equity (deficiency).
(q) Fair Value of Financial Instruments
       Financial instruments include cash and cash equivalents, investment in available-for-sale securities, short-term borrowing and the Series A, Series B and Series C convertible redeemable preference shares. The carrying values of cash and cash equivalents, investment in available-for-sale securities and short-term borrowing approximate their fair values due to their short-term maturities. The Group utilized a third party valuations firm to determine the fair value of the mezzanine equity component and the embedded liability of the Series A, Series B and Series C convertible redeemable preference shares. The valuation report utilized generally accepted valuation methodologies such as the current value method and the market value approach, which incorporates certain assumptions such as the Group’s expected future cash flows and discount rates.
(r) Share-based Compensation
       Effective January 1, 2006 the Group adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123-R”) using the modified prospective application transition method, which establishes accounting for share-based awards exchanged for employee services. Accordingly,

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
share-based compensation cost is measured at grant date, based on the fair value of the award, and recognized in expense over the requisite service period. The Group previously applied Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related Interpretations and provided the pro forma disclosures required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). APB 25 required the Group to record a compensation charge for the excess of the market value of the share at the grant date or any other measurement date over the amount an employee must pay to acquire the share. The compensation expense is recognized over the service period which is the vesting period.
       Periods prior to the adoption of SFAS 123-R. Prior to the adoption of SFAS 123-R, the Group provided the disclosures required under SFAS 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures” (“SFAS 148”).
       The following table illustrates the effect on net income and income per share as if the Group had applied the fair value recognition provisions of SFAS 123 to options granted under the Group’s share-based compensation plans prior to the adoption. For purposes of this pro forma disclosure the value of the options was estimated using the Black-Scholes option-pricing model and amortized using an accelerated method over the respective vesting periods of the awards. Disclosures for the

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
three months ended March 31, 2006 are not presented because share-based payments were accounted for under SFAS 123-R’s fair-value method during this period.

	Years ended December 31,		Three months
			ended March 31,
	2004	2005	2005

			(Unaudited)
Net income, as reported	$372,752	$23,547,651	$2,642,493
Add: Share based compensation as reported	488,711	726,503	333,960
Less: Share based compensation determined using the fair value method	(566,819)	(3,225,668)	(877,618)

Pro forma net income	$294,644	$21,048,486	$2,098,835
Deemed dividend on Series A convertible redeemable preference shares	(8,308,411)	—	—
Deemed dividend on Series B convertible redeemable preference shares	(2,191,442)	—	—
Deemed dividend on Series C-1 convertible redeemable preference shares	(13,356,087)	—	—
Premium of Series B convertible redeemable preference shares	12,906,774	—	—

Pro forma net income (loss) attributable to holders of ordinary shareholders	$(10,654,522)	$21,048,486	$2,098,835

Basic income (loss) per share:
As reported	$(0.07)	$0.09	$0.02

Pro forma	$(0.07)	$0.08	$0.01

Diluted income (loss) per share:
As reported	$(0.07)	$0.06	$0.01

Pro forma	$(0.07)	$0.06	$0.01

       The fair value of each employee, officer and director option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable period.

			Three months ended
			March 31,

	2004	2005	2005	2006

			(Unaudited)	(Unaudited)
Option granted to employees:
Average risk-free rate of return	2.97%	3.10-4.43%	3.38%	4.74%
Weighted average expected option life	1-3 years	2-3 years	3 years	2 years
Volatility rate	36.2%	30.49%-36.2%	36.2%	40.0%
Dividend yield	0%	0%	0%	0%
       Prior to 2004 the Group did not grant share options to employees, directors or consultants or advisors or any members of the Group.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       Adoption of SFAS 123-R. Effective the quarter ended March 31, 2006, the Group recorded share-based compensation cost totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS 123-R. Results for prior periods have not been restated. The effect of recording share-based compensation for the three month period ended March 31, 2006 (unaudited) was that the Group recorded additional share-based compensation of $1,389,563.
       As required by SFAS 123-R, management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. The cumulative effect of initially adopting SFAS 123-R was not significant.
(s) Income (loss) per Share
       Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year/period. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss years as their effects would be antidilutive.
(t) Recently Issued Accounting Standards
       In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140”, which is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The statement improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The Statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to bifurcated, if the holder elects to account for the whole instrument on a fair value basis. The Group is currently evaluating the impact, if any, of this Statement on the consolidated combined financial statements.
       In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123-R, which is a revision of SFAS 123. SFAS 123-R supersedes APB 25, “Accounting for Stock Issued to Employees.” Generally, the approach in SFAS 123-R is similar to the approach described in SFAS 123. However, SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant-date fair values. Pro forma disclosure previously permitted under SFAS 123 is no longer an alternative. Through 2005, the Group accounted for its stock option plans using the intrinsic value method under APB 25. Effective the beginning of 2006, the Group adopted SFAS 123-R and elected to adopt the modified prospective application method. SFAS 123-R requires the Group to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employees’ requisite service period. Total compensation cost for the Group’s stock plan in the first quarter of 2006 (unaudited) was $1,466,540. The expected impact that the adoption of the standard will have on the Group for 2006 (unaudited) is $6,061,212.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for inventory costs incurred on or after July 1, 2005. The adoption of this standard will not have a material effect on the Group’s financial position or results of operations.
       In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement will not have a material effect on the Group’s financial position or results of operations.
       In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board Opinions No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement will not have a material effect on the Group’s financial position or results of operations.
(u) Reclassification
       Certain prior year amounts have been reclassified to conform with the current period’s presentation.
(v) Unaudited interim financial information
       The interim financial information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 are unaudited and have been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

3.	Acquisitions
       During the years ended December 31, 2004, 2005 and three months ended March 31, 2006, the Group made the following acquisitions to continue to expand their networks in desirable locations and to establish other stand alone networks that provide effective channels for advertisers:
       (1) On April 23, 2004, the Group increased its existing ownership of On-Target from 30% to 60% by acquiring an additional 30% of the outstanding ordinary shares of On-Target, an advertising agency, in exchange for cash of $36,247. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$197,555
Intangible assets:
Customer base	138,898	7 years
Goodwill	94,904	N/A

Total	$36,247

       (2) On April 23, 2004, the Group acquired 75% of the outstanding ordinary shares of Focus Media Wuhan (“Focus Media Wuhan”), an advertising service provider, for zero cash consideration. Subsequently, on March 1, 2006, the Group acquired remaining 25% of the outstanding ordinary shares of Focus Media Wuhan for share consideration of 74,720 ordinary shares, valued at of $5 per ordinary share, which was determined based on average market price of Focus Media Holding’s common shares traded over 3 days before and after the acquisition were agreed and announced. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

			Amortization
	April 23, 2004	March 1, 2006	period

	(Unaudited)
Net tangible liabilities assumed	$4,667	$—
Intangible assets:
Lease Agreements	29,269	—	2.3 years
Goodwill	—	373,600	N/A

Total	$24,602	$373,600

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (3) In July and November, 2004, the Group acquired 89.5% of the outstanding ordinary shares of Focus Media Yunnan, an advertising service provider, in exchange for cash of $273,062, of which $217,483 was paid as of December 31, 2004 and the remainder was paid in 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$27,181
Intangible assets:
Lease Agreements	6,103	2.3 years
Customer base	6,050	7 years
Goodwill	233,728	N/A

Total	$273,062

       (4) On August 10, 2004, the Group acquired 90% of the outstanding ordinary shares of Focus Media Nanjing, an advertising service provider for zero consideration. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$270,230
Intangible assets:
Lease Agreements	13,810	2.3 years
Customer base	41,321	7 years
Goodwill	215,099	N/A

Total	$—

       (5) On September 15, 2004, the Group acquired 80% of the outstanding ordinary shares of Focus Media Zhejiang, an advertising service provider, in exchange for cash of $821,593 of which $410,797 was paid as of December 31, 2004 and the remainder was paid in 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$315,347
Intangible assets:
Lease Agreements	47,169	2.3 years
Customer base	24,357	7 years
Goodwill	434,720	N/A

Total	$821,593

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (6) On September 22, 2004, the Group acquired 100% of the outstanding ordinary shares of Perfect Media which includes its then variable interest entity Shanghai Perfect Media, an advertising services provider, in exchange for cash of $500,000 and 14,594,200 ordinary shares having a fair value of $0.31 per ordinary share which was determined by a retrospective valuation performed by an unrelated party.
       The valuation was based on the guideline companies approach which incorporates the market performance of comparable listed companies as well as the financial results and growth trends of the Group to derive the total equity value of the Group. The valuation model then allocated the equity value between the ordinary shares and the preference shares and determined the fair value of ordinary shares based on two scenarios: preference shares that have a value in excess of their conversion price were treated as if they had converted into ordinary shares; and preference shares that have a value below their conversion price were assigned a value that took into consideration their liquidation preference. Ordinary shares were assigned a value equal to their pro rata share of the residual amount (if any) that remained after consideration of the liquidation preference of preferred stock with a value below their conversion price.
       Immediately following the acquisitions, Perfect Media became a wholly owned subsidiary of Focus Media Holding and Shanghai Perfect Media became a wholly owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The Group’s primary reason for the acquisition of Perfect Media was its complementary business model and its strong relationships with landlords and property managers of commercial building locations in which the Group desired to locate its flat-panel displays. The acquisition of Perfect Media resulted in a significant amount of goodwill because the amount the Group paid for Perfect Media exceeded its fair market value. The Group was willing to pay in excess of Perfect Media’s fair market value in order to maintain its competitive advantage within the commercial buildings the Group already occupied. The aggregate purchase price of $4,984,798 consisted of the following:

Cash consideration	$500,000
Value of the ordinary shares issued	4,484,798

Total consideration	$4,984,798

       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$1,086
Intangible assets:
Lease Agreements	185,947	2.3 years
Customer base	14,016	7 years
Goodwill	4,783,749	N/A

Total	$4,984,798

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (7) On October 15, 2004, the Group acquired 100% of the outstanding ordinary shares of Focus Media Qingdao including its then variable interest entity Qingdao Advertising, an advertising services provider, in exchange for cash of $989,496. Immediately following the acquisition Focus Media Qingdao became a wholly owned subsidiary of Focus Media Holding and Qingdao Advertising became a wholly owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$74,642
Intangible assets:
Lease Agreements	54,733	2.3 years
Customer base	9,183	7 years
Goodwill	1,000,222	N/A

Total	$989,496

       (8) On October 15, 2004, the Group acquired 100% of the outstanding ordinary shares of Focus Media Dalian including its then variable interest entity Dalian Advertising, an advertising services provider, in exchange for cash of $989,584. Immediately following the acquisition Focus Media Dalian became a wholly owned subsidiary of Focus Media Holding and Dalian Advertising became a wholly owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$40,347
Intangible assets:
Lease Agreements	24,044	2.3 years
Customer base	13,653	7 years
Goodwill	992,234	N/A

Total	$989,584

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (9) On October 15, 2004, the Group acquired 100% of the outstanding ordinary shares of Focus Media Changsha including its then variable interest entity Changsha Advertising, an advertising services provider, in exchange for cash of $989,484. Immediately following the acquisition Focus Media Changsha became a wholly owned subsidiary of Focus Media Holding and Changsha Advertising became a wholly owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$76,098
Intangible assets:
Lease Agreements	81,194	2.3 years
Customer base	5,316	7 years
Goodwill	979,072	N/A

Total	$989,484

       (10) On October 15, 2004, the Group acquired 100% of the outstanding ordinary shares of Qianjian Advertising, an advertising services provider, in exchange for cash of $338,307 of which $265,822 was paid as of December 31, 2004 and the remainder was paid in 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$125,599
Intangible assets:
Lease Agreements	37,818	2.3 years
Customer base	—	7 years
Goodwill	174,890	N/A

Total	$338,307

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (11) On March 21, 2005, the Group increased its existing ownership of Xian Focus Media Culture & Communication Co., Ltd, an advertising service provider, from 10% to 70% by acquiring an additional 60% of the outstanding ordinary shares, in exchange for cash consideration of $84,577, all of which was paid as of December 31, 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$99,663
Intangible assets:
Lease Agreements	20,637	2.3 years
Customer base	4,313	7 years
Goodwill	159,290	N/A

Total	$84,577

       (12) On March 4, 2005, the Group acquired 100% of the outstanding ordinary shares of Xiamen Advertising, an advertising services provider, in exchange for cash consideration of $327,505, all of which was paid as of December 31, 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$100,704
Intangible assets:
Lease Agreements	23,923	2.3 years
Customer base	47,967	7 years
Goodwill	154,911	N/A

Total	$327,505

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (13) On March 21, 2005, the Group acquired 80% of the outstanding ordinary shares of Focus Media Tianjin, including its then variable interest entity Tianjin Advertising, an advertising services provider, in exchange for cash consideration of $797,439, all of which was paid as of December 31, 2005. Immediately following the acquisition, Focus Media Tianjin became an 80% owned subsidiary of Focus Media Holding and Tianjin Advertising became an 80% owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$100,825
Intangible assets:
Lease Agreements	40,306	2.3 years
Customer base	83,417	7 years
Goodwill	774,541	N/A

Total	$797,439

       (14) On March 21, 2005, the Group acquired 100% of the outstanding ordinary shares of Focus Media Zhuhai, an advertising services provider, in exchange for cash consideration of $42,288, all of which was paid as of December 31, 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$18,003
Intangible assets:
Lease Agreements	60,291	2.3 years

Total	$42,288

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (15) On March 21, 2005, the Group acquired 100% of the outstanding ordinary shares of CBL, including its then variable interest entity Guangdong Framedia, an advertising services provider, in exchange for cash consideration of $2,054,008, all of which was paid as of December 31, 2005. Immediately following the acquisition, CBL became a 100% owned subsidiary of Focus Media Holding and Guangdong Framedia became a 100% owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$337,252
Intangible assets:
Lease Agreements	471,818	2.3 years
Customer base	10,633	7 years
Goodwill	1,234,305	N/A

Total	$2,054,008

       (16) On March 22, 2005, the Group acquired 100% of the outstanding ordinary shares of Sorfari, including its then variable interest entity Hebei Advertising, an advertising services provider, in exchange for cash consideration of $773,274, all of which was paid as of December 31, 2005. Immediately following the acquisition, Sorfari became a 100% owned subsidiary of Focus Media Holding and Hebei Advertising became a 100% owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$94,639
Intangible assets:
Lease Agreements	19,090	2.3 years
Goodwill	659,545	N/A

Total	$773,274

       (17) On August 15, 2005, the Group acquired 100% of the outstanding ordinary shares of Shenzhen Bianjie, in exchange for cash consideration of $457,185. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$50,166
Intangible assets:
Lease Agreements	22,141	2.34 years
Goodwill	485,210	N/A

Total	$457,185

       (18) On November 20, 2005, the Group acquired 100% of the outstanding ordinary shares of Shenyang Advertising, an advertising services provider, in exchange for cash consideration of $495,651, all of which was paid as of December 31, 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was preliminarily allocated as follows:

		Amortization
		period

Net tangible assets acquired	$16,949
Intangible assets:
Lease Agreements	24,460	1.8 years
Goodwill	454,242	N/A

Total	$495,651

       (19) On December 6, 2005, the Group acquired 100% of the outstanding ordinary shares of Jinan Advertising, an advertising services provider, in exchange for cash consideration of $61,956, all of which was paid as of December 31, 2005. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was preliminarily allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$78,470
Intangible assets:
Lease Agreements	18,723	3.1 years
Goodwill	121,703	N/A

Total	$61,956

       (20) On December 12, 2005, the Group acquired 100% of the outstanding ordinary shares of Fuzhou Advertising, an advertising services provider, in exchange for cash consideration of $43,369, all of which was paid as of December 31, 2005. The acquisition was recorded using the purchase

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The purchase price was preliminarily allocated as follows:

		Amortization
		period

Net tangible assets acquired	$26,237
Intangible assets:
Lease Agreements	17,132	3.5 years

Total	$43,369

Unaudited
       (21) On January 1, 2006, the Group acquired 100% of the outstanding ordinary shares of Infoachieve Limited (“Infoachieve”), which includes its then variable interest entity Shanghai Framedia Advertisement Development Ltd. (“Framedia”), the largest poster frame advertising network operator in China, in exchange for cash of $39,600,000, all of which were paid as of December 31, 2005, as well as 22,157,003 ordinary shares having a fair value of $2.456 per ordinary share which was determined based on average market price of Focus Media Holding’s common shares traded over 3 days before and after the acquisition were agreed and announced. Additional payment of up to 35,830,619 ordinary shares may be made contingent upon Infoachieve attaining certain earnings target in 2006.
       Immediately following the acquisitions, Infoachieve became a wholly owned subsidiary of Focus Media Holding and Framedia became a wholly owned subsidiary of Focus Media Advertisement. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $94,328,709 consisted of the following:

Cash consideration	$39,600,000
Other acquisition costs	311,110
Value of the ordinary shares issued	54,417,599

Total consideration	$94,328,709

       The purchase price was preliminarily allocated as follows:

		Amortization
		period

Net tangible liabilities assumed	$5,684,145
Intangible assets:
Lease Agreements	8,300,000	6 years
Customer base	2,676,000	7 years
Non-compete agreement	466,000	3 years
Trademark	943,000	1 years
Contract backlog	70,000	1 years
Goodwill	87,557,854	N/A

Total	$94,328,709

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       (22) On January 1, 2006, the Group acquired the signed lease agreements, frames and ongoing advertising agreements of Shenzhen E-times Advertising Co., Ltd. (“E-times”) and Skyvantage Group Limited, one of the major poster frame advertising network operators in South China, in exchange for cash consideration of $5,000,000. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied. Accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $5,034,008 consisted of the following:

Cash consideration	$5,000,000
Other acquisition costs	34,008

Total consideration	$5,034,008

       The purchase price was preliminarily allocated as follows:

		Amortization
		period

Intangible assets:
Lease Agreements	$749,260	6 years
Goodwill	4,284,748	N/A

Total	$5,034,008

       (23) On February 28, 2006, the Group acquired 100% of the outstanding ordinary shares of Target Media Holdings Limited (“Target Media”), its wholly-owned subsidiary, Target Media Multi-Media technology (Shanghai) Co., Ltd. (“TMM”), and a consolidated variable interest entity Shanghai Target Media Co., Ltd. (“STM”), one of the largest out-of-home advertising network operator in China, in exchange for cash of $94,000,000, of which $44,780,103 was paid as of March 31, 2006 the remaining will be paid in 2006, as well as 77,000,000 ordinary shares having a fair value of $3 per ordinary share which was determined based on average market price of Focus Media Holding’s common shares were traded over 3 days before and after the acquisition were agreed and announced.
       Immediately following the acquisitions, Target Media became a wholly owned subsidiary of Focus Media Holding, and TTM became a wholly owned subsidiary of Focus Media Advertisement, whereas STM became a consolidated variable interest entity. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $327,057,757 consisted of the following:

Cash consideration	$94,000,000
Other acquisition costs	2,057,757
Value of the ordinary shares issued	231,000,000

Total consideration	$327,057,757

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       The purchase price was preliminarily allocated as follows:

		Amortization
		period

Net tangible assets acquired	$24,822,958
Intangible assets:
Lease Agreements	4,509,000	10 years
Customer base	449,000	7 years
Trademark	5,720,000	10 years
Contract backlog	149,000	1 years
Goodwill	291,407,799	N/A

Total	$327,057,757

       (24) On March 21, 2006, the Group acquired 100% of the outstanding ordinary shares of Dotad Media Holdings Limited (“Dotad”’). Dotad will be renamed as Focus Media Wireless, a leading mobile-phone advertising service provider in China, in exchange for cash consideration of $15,000,000, all of which was paid as of March 31, 2006. Contingent upon Dotad’s meeting certain earning targets in 2006 and 2007, additional share consideration will be paid up to $15 million in the form of Focus Media Holding’s ordinary shares (valued at $5 per ordinary shares), for an aggregate potential payment of up to $30 million. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. Additional payment of up to 3,000,000 ordinary shares may be made contingent upon Dotad’s attaining certain earnings targets in 2006 and 2007. The purchase price was allocated as follows:
       The purchase price was preliminarily allocated as follows:

		Amortization
		period

Net tangible assets acquired	$82,270
Intangible assets:
Customer base	3,999,751	7 years
Completed technology	2,480,354	5 years
License	16,216	5 years
Partnership	101,035	5 years
Goodwill	8,320,374	N/A

Total	$15,000,000

       The purchase price allocation and intangible asset valuations for each of the acquisitions described above were based on a valuation report provided by a third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of Group shares approach. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.
Pro forma
       The following summarized unaudited pro forma results of operations for the years ended December 31, 2004, 2005 and three months ended March 31, 2006, assuming that all acquisitions

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
during the year ended December 31, 2005 and three months ended March 31, 2006 occurred as of January 1, 2004, 2005 and January 1, 2006. These pro forma results have been prepared for comparative purposes only and do not purport to be indications of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2004, 2005 and 2006.

			For the three months
	Year ended December 31,		ended March 31,

	2004	2005	2006

	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$37,799,600	$113,750,432	$36,205,136
Net income (loss) attributable to holders of ordinary shares	(14,944,599)	3,250,017	1,159,298
Income (loss) per share — basic	$(0.06)	$0.01	$0.00
Income (loss) per share — diluted	(0.06)	0.01	0.00

4.	Investment in Available-for-Sale Securities
       The following is a summary of short-term available-for-sale securities:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Federal home loan cost	$—	$—	$35,000,000	$35,000,000
Gross unrealized loss	—	—	(164,150)	(207,900)

Fair Value	$—	$—	$34,835,850	$34,792,100

All the securities are due within one year

5.	Accounts Receivable, net
       Accounts receivable, net consist of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Billed receivables	$858,649	$4,782,521	$14,587,026	$31,218,690
Unbilled receivables	550,812	1,837,428	7,648,382	6,031,558

	$1,409,461	$6,619,949	$22,235,408	$37,250,248

       Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of balance sheet dates.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

6.	Inventories
       Inventories consist of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Finished goods	$74,140	$1,075,210	$433,844	$599,120
Spare parts and consumables	16,810	167,930	45,685	6,170

	$90,950	$1,243,140	$479,529	$605,290

7.	Prepaid Expenses and Other Current Assets
       Prepaid expenses and other current assets consist of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Other receivables	$100,576	$295,650	$751,602	$1,121,396
Other taxes refundable	—	—	—	732,357
Advances to supplier	—	—	1,274,353	2,036,393
Staff advances	48,330	239,136	964,555	1,129,394
Prepaid expenses	—	162,304	276,861	327,104
Interest receivables	—	—	417,369	374,789
Deposit for acquisitions	—	362,472	40,919,530	2,063,690
Note receivables	—	42,288	—	24,947
Loan to Infoachieve	—	—	759,563	—
Deferred offering costs	—	1,007,618	—	—

	$148,906	$2,109,468	$45,363,833	$7,810,070

8.	Acquired Intangible Assets, Net
       Acquired intangible assets, net consist of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Lease agreements	$—	$529,676	$1,278,059	$14,876,822
Customer bases	—	273,820	430,879	7,568,078
Trademark	—	—	—	6,682,799
Completed technology	—	—	—	2,480,354
Contract backlog	—	—	—	219,533
Non-compete agreement	—	—	—	466,883
Partnership	—	—	—	101,035
License	—	—	—	16,216
Less: accumulated amortization	—	(95,190)	(551,018)	(1,530,525)

	$—	$708,306	$1,157,920	$30,881,195

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       During the year 2004, 2005 and the three months ended March 31, 2005 and 2006, the Group acquired certain lease agreements and customer bases through various acquisitions (see Note 3). The Group also recorded amortization expense of $nil, $77,443, $437,837 $67,352, and $999,178 for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 (unaudited) and 2006 (unaudited), respectively. The Group will record amortization expense of $5,461,966, $4,561,595, $4,400,871, $4,154,231 and $4,145,868, for 2006, 2007, 2008, 2009 and 2010, respectively.

9.	Long-term Investments
       Investment consists of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Xian Focus Media Advertising Co. Ltd. (“Xian Focus Media”)(a)	$12,082	$12,088	$—	$—
Shanghai Xinna Media Co., Ltd. (“Xinna”)(b)	—	—	—	911,033
Tianjin Subway Media Service Co., Ltd.(c)	—	—	—	144,443
Target Network Chengcheng Co. Ltd.(d)	—	—	—	62,367

	$12,082	$12,088	$—	$1,117,843

(a)	On September 23, 2003, the Group acquired 10% of the outstanding ordinary shares of Xian Focus Media. The Group has accounted for its investment in Xian Focus Media using the cost method of accounting. Subsequently in March 2005, the Group acquired an additional 60% of the outstanding ordinary shares of Xian Focus Media. Accordingly, the Group commenced consolidating Xian Focus Media upon obtaining control of this subsidiary (See Note 3(11)).

(b)	On January 6, 2006, STM acquired 20% equity interest in Xinna for cash consideration of $911,033. The Group has accounted for its investment in Xinna using the equity method of accounting.

(c)	On September 22, 2005, STM, a subsidiary of Target Media, formed a 50% owned entity — Tianjin Subway Media Service Co., Ltd. (“Tianjin Subway Project”) with a third party for a cash consideration of $144,443. The Group has accounted for its investment in Tianjin Subway Project using the equity method of accounting.

(d)	In November 2005, STM, a subsidiary of Target Media, invested $62,367 in a 50% owned entity named Target Network Chengcheng Co. Ltd. (“Chengcheng”). The Group has accounted for its investment in Chengcheng using the equity method of accounting.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

10.	Equipment, Net
       Equipment, net consists of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Media display equipment	$1,830,972	$9,384,262	$40,191,968	$68,852,703
Computers and office equipment	292,200	675,053	1,267,696	2,844,038
Leasehold improvements	14,505	167,932	537,130	869,779
Vehicles	—	83,834	349,575	445,639

	$2,137,677	$10,311,081	$42,346,369	$73,012,159
Less: accumulated depreciation and amortization	(159,278)	(1,142,742)	(5,975,119)	(12,505,458)
Assembly in progress	—	28,804	7,323,638	10,486,492

	$1,978,399	$9,197,143	$43,694,888	$70,993,193

       The Group wrote down certain LCD display equipment for the total of $1,871,024 because the location were close down.
       Assembly in process relates to the assembly of flat-panel television screens. These assets will be placed in service in late 2006.

11.	Short-term Bank Loans
       The Group had $4,365,723 outstanding under credit arrangement which consisted of lines of credit and revolving credit agreement at March 31, 2006 (unaudited). The amount available to the Group for additional borrowings under the lines of credit and resolving agreement was $3,118,374 at March 31, 2006 (unaudited). The agreement was subject to interest rates of 10% discount of six-month loan interest rate of The People’s Bank of China. The interest expenses incurred in 2005 and the three months ended March 31, 2006 (unaudited) amounted to $46,005 and $13,297, respectively. The bank loans bear interest at 4.698% per annum as of December 31, 2005 and March 31, 2006 (unaudited), respectively.

12.	Other Short Term Loans
       Other short term loans consist of:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Other loan due to ex-shareholder of Target Media (a)	$—	$—	$—	$3,742,048
Other loan due to ex-shareholder of Framedia(b)	—	—	—	3,034,287

	$—	$—	$—	$6,776,335

(a)	In December 2005, the ex-shareholder of Target Media and STM, Shanghai Investment Information Co., Ltd. (“SII”) provided a short term loan of $3,742,048 to STM. The loan bears interest at an annual rate of 4.698%. The interest expenses incurred in the three months ended March 31, 2006 (unaudited) amounted to $14,580.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

(b)	At March 31, 2006 (unaudited), the short-term loans from ex-shareholders of Framedia are non-interest bearing, all of which was repayable within one year.

13.	Accrued Expenses and Other Current Liabilities
       Accrued expenses and other current liabilities consist of the following:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Accrued expenses	$119,840	$759,817	$3,161,133	$5,146,963
Other taxes payables	248,288	1,728,850	3,037,443	6,679,253
Advance from customers	94,308	1,459,976	3,387,224	5,687,075
Accrued employee payroll and welfare	86,426	473,054	1,059,717	1,052,173
Accrued offering costs	—	767,821	—	—
Accrued merger and acquisition costs	—	—	—	1,100,000
Payables related to acquisitions	—	538,860	99,130	50,027,231
Amount due to minority shareholders of subsidiary	—	426,858	200,848	326,916
Others	12,372	436,199	801,407	1,394,488

	$561,234	$6,591,435	$11,746,902	$71,414,099

14.	Share Option
       In June 2003, the Group adopted the 2003 employee share option scheme (the “Option Plan”) which allows the Group to offer a variety of incentive awards to employees, directors or consultants and advisors or any members of the Group. For 2004, 2005, and 3 months ended March 31, 2006 (unaudited), options to purchase 25,208,200, 23,843,630 and 3,000,000 ordinary shares are authorized under the Option Plan, respectively. Under the terms of the Option Plan, options are generally granted at prices equal to the fair market value as determined by the Board of Directors and expire 10 years from the date of grant and generally vest over 3 years while certain options granted vest over 1 year. Subsequent to the initial public offering, options will be granted at the fair market value of the ordinary shares at the date of grant. As of December 31, 2004, 2005 and March 31, 2006 (unaudited), options to purchase 25,208,200 and 49,051,830 and 38,131,920 ordinary shares were granted and outstanding. Not more than 30% of the Group’s share capital is reserved for issuance under the Option Plan.
Options to Employees
       In July and August 2004, the Group granted 20,643,400 share options with an exercise price of $0.24 to purchase ordinary shares to directors, officers and employees. The Group recorded deferred share based compensation of $969,959 as of December 31, 2004 and compensation expense of $364,876 for 2004 related to the difference between the exercise price and the deemed fair value of the ordinary shares. Prior to the Group’s initial public offering, the derived fair value of the ordinary shares underlying the options was determined for the July and August 2004 grants, based on a retrospective third-party valuation conducted by a third party valuation firm using a generally accepted valuation methodology, the guideline companies approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
the financial results and growth trends of the Group, to derive the total equity value of the Group. The valuation model allocated the equity value between the ordinary shares and the preference shares and determined the fair value of ordinary shares based on two assumptions: where conversion into ordinary shares would result in a higher economic value, preference shares were treated as if they had converted into ordinary shares; and preference shares that have a value higher than their conversion price were assigned a value that took into consideration their liquidation preference. Our ordinary shares were assigned a value equal to their pro rata share of the residual amount, if any, that remained after consideration of the liquidation preference of preferred shares with a value below their conversion price.
       In January and February 2005, the Group granted 6,020,000 share options with exercise prices ranging from $0.58 to $0.75 to purchase ordinary shares to directors, officers and employees. In July 2005, the Group granted 11,683,630 share options with exercise price of $1.7 to purchases ordinary shares to directors, offers and employees. In November 2005, the Group further granted 4,800,000 share options with exercise price ranging from $2.6 to $2.7 to purchases ordinary shares to directors, officers and employees. The Group recorded deferred share based compensation of $264,751 as of December 31, 2005 and compensation expense of $458,639 for 2005, related to the difference between the exercise price and the deemed fair value of the ordinary shares. The Group determined the fair value of ordinary shares for those grants in January and February 2005 using the Series C preference share price of $0.51 and the fair value of ordinary shares for the grants in July and November 2005 using the fair market value of the ordinary shares quoted in the Nasdaq Stock Exchange.
       In March 2006, the Group granted 3,000,000 share options with exercise prices of $5.093 to purchase ordinary shares to directors, officers and employees. Effective January 1, 2006, the Group adopted SFAS 123-R. The fair value of stock options granted to employees is determined using the Black-Scholes option pricing model. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by the Group’s stock price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the Group’s stock price over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. As a result, the Group recorded compensation expense of $1,466,540 for three months ended March 31, 2006 (unaudited).
Options to Non-employees
       In 2004, the Group also granted 4,564,800 share options with an exercise price of $0.24 to purchase ordinary shares to its external consultants and advisors in exchange for past services, which part of them vest over 1 year and part of them vest over 3 years. In February 2005, the Group granted 1,240,000 share options with an exercise price of $0.75 to purchase ordinary shares to its external consultants and advisors in exchange for services. In July 2005, the Group granted 100,000 share options with an exercise of $1.7 to purchase ordinary shares to its external consultants and advisors in exchange for services. No options were granted to external consultants and advisors subsequent to July 2005. The Group recorded compensation expense of approximately $123,835 and $267,864 and $26,710 for 2004, 2005 and three months ended March 31, 2006 (unaudited), respectively, estimated using the Black-Scholes option pricing model as such method provides a more accurate estimate of the fair value of services received by the external consultants and advisors.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       A summary of share-based compensation recognized in the consolidated statement of operations are as follows:

	Years ended		Three months ended
	December 31,		March 31,

	2004	2005	2005	2006

			(Unaudited)	(Unaudited)
General and administrative	$461,183	$683,186	$320,273	$1,129,610
Selling and marketing	27,528	43,317	13,687	336,910

	$488,711	$726,503	$333,960	$1,466,540

       The fair value of each employee, officer and director option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants during the applicable period.

	Year ended		Three months ended
	December 31,		March 31,

	2004	2005	2005	2006

			(Unaudited)	(Unaudited)
Option granted to employees:
Average risk-free rate of return	2.97%	3.10-4.43%	3.38%	4.74%
Weighted average expected option life	1-3 years	2-3 years	3 years	2 years
Volatility rate	36.2%	30.49%-36.2%	36.2%	40.0%
Dividend yield	0%	0%	0%	0%
       Prior to 2004 the Group did not grant share options to employees, directors or consultants or advisors or any members of the Group.
       A summary of the share option activity is as follows:

		Weighted
	Number	average
	of option	exercise price

Options outstanding at December 31, 2003	—	$—
Granted	25,208,200	$0.24
Cancelled	—	—

Options outstanding at December 31, 2004	25,208,200	$0.24
Granted	23,843,630	$1.59
Cancelled	—	—

Options outstanding at December 31, 2005	49,051,830	$0.89
Granted	3,000,000	$5.09
Cancelled	—	—
Exercised	(13,919,910)	$0.29

Options outstanding at March 31, 2006 (unaudited)	38,131,920	$1.44

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       The weighted average per share fair value of options as of their respective grant dates was as follows:

	Years ended		Three months ended
	December 31,		March 31,

	2004	2005	2005	2006

			(Unaudited)	(Unaudited)
Ordinary shares	$0.10	$0.23	$0.16	$0.37

       The following table summarizes information with respect to share options outstanding at December 31, 2005:

	Options outstanding			Option exercisable

		Weighted	Weighted		Weighted
		average	average		average	Aggregate
	No. of	remaining	exercise	Number	exercise	Intrinsic
	outstanding	contractual life	price	exercisable	price	value

Ordinary shares:
$0.24	25,208,200	8.62 yrs	$0.24	17,892,580	$0.24	$199,751
$0.58	3,200,000	9.14 yrs	$0.58	800,000	$0.58	—
$0.75	4,060,000	9.17 yrs	$0.75	1,015,000	$0.75	47,234
$1.70	11,783,630	9.58 yrs	$1.70	—		36,308
$2.60-$2.70	4,800,000	9.92 yrs	$2.70	—		71,999

	49,051,830			19,707,580		$355,292

       The following table summarizes information with respect to share options outstanding at March 31, 2006 (unaudited):

	Options outstanding			Options exercisable

		Weighted	Weighted		Weighted
		average	average		average	Aggregate
	Number of	remaining	exercise	Number	exercise	intrinsic
	outstanding	contractual life	price	exercisable	price	value

Ordinary shares:
$0.24	12,805,160	8.44 years	$0.24	6,366,680	$0.24	$150,170
$0.58	2,512,500	8.88 years	$0.58	250,000	$0.58	—
$0.75	3,230,630	8.92 years	$0.75	312,500	$0.75	$37,661
$1.70	11,783,630	9.33 years	$1.70	—	—	$29,470
$2.60 - $2.70	4,800,000	9.67 years	$2.70	—	—	$61,015
$5.09	3,000,000	10 years	$5.09	—	—	—

	38,131,920			6,929,180		$278,316

       As of March 31, 2006 (unaudited), there was $9,924,890 of total unrecognized compensation expense related to non-vested share-based compensation arrangement granted under the Option Plan. That cost is expected to be recognized over a weighted-average period of 2.04 years.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       The following table summarizes information regarding options issued within 12-month prior to March 31, 2006:

	Number of	Fair value of
	options	ordinary	Exercise	Intrinsic	Type of
Grant date	issued	shares	price	value	valuation

July 5, 2004	14,391,800	$0.29	$0.24	$0.05	(a	)
August 1, 2004	506,800	$0.29	$0.24	$0.85	(a	)
August 10, 2004	504,200	$0.29	$0.24	$8.05	(a	)
August 25, 2004	9,805,400	$0.29	$0.24	$0.05	(a	)
January 1, 2005	1,200,000	$0.51	$0.58	—	(b	)
February 2, 2005	2,000,000	$0.51	$0.58	—	(b	)
February 2, 2005	4,060,000	$0.51	$0.75	—	(b	)
July 13, 2005	11,783,630	$1.70	$1.70	—	(c	)
November 2, 2005	800,000	$2.60	$2.70	$0.10	(d	)
November 2, 2005	4,000,000	$2.70	$2.70	—	(d	)
March 10, 2006	3,000,000	$5.06	$5.09	—	(d	)

	52,051,830

Type of Valuation

(a)	The fair value was determined based on a retrospective unrelated party valuation.

(b)	Based on Series C-2 convertible redeemable preference shares sold to third party members for cash proceeds (Note 17(c))

(c)	The fair value was determined based on the initial public offering price on the grant date.

(d)	The fair value was determined based on the closing quoted market price of the ordinary shares quoted in the Nasdaq Stock Exchange.

15.	Income Taxes
       Focus Media Holding and certain of its subsidiaries are tax-exempted companies incorporated in the British Virgin Islands.
       Focus Media Hong Kong has not recorded a tax provision for Hong Kong tax purposes as the Group does not have any assessable profit in Hong Kong.
       The Group’s remaining subsidiaries, registered in the PRC (with the exception of Focus Media Technology, New Focus Media Technology, Framedia Consultation and TMM), are all domestically owned and subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Focus Media Technology is a Foreign Invested Enterprise and subject to the Foreign Enterprise Income Tax (“FEIT”) on the taxable income as calculated in accordance with the relevant PRC income tax law. EIT and FEIT rate for each Group member operating in the PRC is ranging from 15% to 33%.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       The principal components of the Group’s deferred income tax assets are as follows:

	December 31,			March 31,

	2003	2004	2005	2006

				(Unaudited)
Deferred tax assets:
Net operating loss carry forwards	$215,308	$276,673	$545,208	$2,891,620
Accrued expenses temporarily non-deductible	42,363	54,281	46,695	590,374
Pre-operating expenses	75,764	62,862	80,102	74,954
Bad debt provision	29,044	57,147	130,897	193,506

Total deferred tax assets	$362,479	$450,963	$802,902	$3,750,454
Valuation allowance on deferred tax assets	(235,710)	—	(59,988)	(3,556,948)

Net deferred tax assets	$126,769	$450,963	$742,914	$193,506

       The Group did not have any timing differences relating to deferred tax liabilities as of December 31, 2003, 2004, 2005 and March 31, 2006 (unaudited).
       A significant portion of the deferred tax assets recognized relate to net operating loss carry forwards. The Group operates through multiple subsidiaries and the valuation allowance is considered on each individual subsidiary basis. Where a valuation allowance was not recorded, the Group believes that there was sufficient positive evidence to support its conclusion not to record a valuation allowance as it expects to generate sufficient taxable income in the future.
       The valuation allowance from 2003 to 2004 has decreased as the Group has implemented a tax planning strategy which more likely than not allow the Group to utilize its deferred tax assets. The valuation allowance in 2004, 2005 and for the three months ended March 31, 2006 (unaudited) have been increased in connection to the net operating losses which the Group believes cannot generate future taxable income to recognize the income tax benefit.
       Reconciliation between total income tax expense and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

				Three months ended
	Years ended December 31,			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
Statutory rate	33.0%	33.0%	33.0%	33.0%	33.0%
Permanent book-tax difference	45.0%	58.0%	(30.3)%	(24.0)%	(61.7)%
Change in valuation allowance	15.0%	(19.0)%	0.2%	—	34.9%

Effective tax rate	93.0%	72.0%	2.9%	9.0%	6.2%

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)

16.	Net income (loss) per Share
       The following table sets forth the computation of basic and diluted income (loss) per share for the years/periods indicated:

	Years Ended December 31,			Three Months Ended March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
Income (loss) attributable to holders of ordinary shareholders (numerator):	$25,483	$(10,576,414)	$23,547,651	$2,642,493	$9,432,769

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income (loss) per share	144,657,600	160,998,600	252,128,545	142,464,600	438,232,094

Plus weighted average preference shares outstanding	—	—	84,119,675	158,266,400	—
Plus incremental weighted average ordinary shares from assumed conversions of stock option using treasury stock method	—	—	29,689,874	14,481,608	27,663,224

Weighted average ordinary shares outstanding used in computing diluted income (loss) per share	144,657,600	160,998,600	365,938,094	315,212,608	465,895,318

Net income (loss) per share — basic	$0.00	$(0.07)	$0.09	$0.02	$0.02

Net income (loss) per share — diluted	$0.00	$(0.07)	$0.06	$0.01	$0.02

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       For the above mentioned years/periods, the Group had securities outstanding which could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net income (loss) per share in the years/periods presented, as their effects would have been antidilutive. Such outstanding securities consist of the following:

	December 31,			March 31,

	2003	2004	2005	2005	2006

				(Unaudited)	(Unaudited)
Series A convertible redeemable preference shares	—	41,967,400	—	41,967,400	—
Series B convertible redeemable preference shares	—	48,191,600	—	48,191,600	—
Series C-1 convertible redeemable preference shares	—	34,054,000	—	34,054,000	—
Series C-2 convertible redeemable preference shares	—	34,053,400	—	34,053,400	—
Outstanding options to purchase ordinary shares	—	25,208,200	49,051,830	32,468,200	38,131,920

	—	183,474,600	49,051,830	190,734,600	38,131,920

17.	Convertible Redeemable Preference Shares
       Each Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares was automatically converted into ordinary shares at the then effective conversion price upon the closing of a qualified underwritten public offering of the ordinary shares of the Group. Upon the completion of the Group’s initial public offering on July 13, 2005, all of the issued and outstanding Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares were converted into ordinary shares.
       a) In April 2004, the Group issued 52,083,400 Series B convertible redeemable preference shares to a group of third party investors for cash proceeds of $12,062,696, net of issuance costs of $437,304. The holders of Series B redeemable convertible preference shares could have redeemed the Series B convertible redeemable preference shares at any time (i) before December 31, 2005 if the Group received a notice from the holders of a majority of Series B convertible redeemable preference shares indicating a material breach by the Group and its affiliates of their representation, warranties or covenants under Series B convertible redeemable preference shares, the shareholders agreement or the Restructuring Documents (as defined in the amended Series B Purchase Agreement), or (ii) after April 28, 2004 (“Redemption Start Date”), at the option of a majority of the holders of the Series B convertible redeemable preference shares then outstanding. In the event of a redemption pursuant to this right, the Group could have redeemed up to all of the Series B convertible redeemable preference shares at a redemption price per Series 13 redeemable convertible preference share equal to $0.24x(1+(0.15xN)) plus all declared but unpaid dividends. N refers to a fraction the numerator of which is the number of calendar days between April 28, 2004

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
and the Redemption Start Date and the denominator of which is 365. The Group recorded a deemed dividend of $2,191,442 in 2004, which resulted from the amortization of the 15% redemption premium associated with Series B convertible redeemable preference shares. According to the articles of association amended on November 29, 2004, the redemption price of Series B preferred stock is $0.24.
       b) In April 2004, 62,400,000 outstanding ordinary shares were reclassified and re-designated into 62,400,000 Series A convertible redeemable preference shares. The re-designation has resulted in a deemed dividend of $8,308,411 which represents the difference between the fair value of the Series A convertible redeemable preference shares at the date of re-designation of $0.15 and the initial issuance price of the ordinary shares of $0.05 for 10,000,000 shares and approximately $0.01 for 52,400.000 shares.
       The holders of Series A convertible redeemable preference shares had the right to cause the Group to redeem such preference shares, at any time commencing on a Redemption Start Date, at the option of a majority of holders of Series A redeemable convertible preference shares at a redemption price per Series A convertible redeemable preference share equal to $0.06 plus all declared but unpaid dividends. Series A convertible redeemable preference shares could not have been redeemed until the Group had redeemed all of the Series B convertible redeemable preference shares and paid the aggregate Series B convertible redeemable preference shares redemption price in full.
       c) On November 29, 2004, the Group issued 34,053,400 Series C-2 convertible redeemable preference shares to group of third party investors for cash proceeds of $17,415,000, net of issuance costs of $85,000. The holder of a Series C-2 convertible redeemable preference share could have redeemed Series C-2 convertible redeemable preference shares at any time after the earlier of (i) such time as the holders of a majority of the Series C-2 convertible redeemable preference share delivered notice in writing to the Group that the Group and/or its affiliates was in material breach of any of its representations, warranties and covenants under the Series C Purchase Agreement, the Shareholders Agreement or the Ancillary Documents (as defined in the Series C Purchase Agreement) so long as such notice was to have been delivered before December 31, 2006 and (ii) anytime following the fourth anniversary of the issuance of the Series C-2 convertible redeemable preference share under the Series C Purchase Agreement. In connection with the redemption of any Series C-2 convertible redeemable preference share, the Group was to pay a redemption price equal to the Series C-2 convertible redeemable preference share Issue Price of $0.51 plus all declared but unpaid dividends on the Series C-2 convertible redeemable preference share through to the date of redemption thereof.
       d) On November 29, 2004, certain investors of Series A and/or Series B convertible redeemable preference shares sold 20,432,600 outstanding Series A convertible redeemable preference shares and 3,891,800 outstanding Series B convertible redeemable preference shares to Series C-1 convertible redeemable preference shares investors at a price of US$0.51. These Series A convertible redeemable preference shares and Series B convertible redeemable preference shares were re-designated as Series C-1 convertible redeemable preference shares. The re-designation resulted in a deemed dividend of $8,458,464 which represented the difference between the fair value of the Series C-1 convertible redeemable preference shares of $0.51 and the issuance price of Series A and Series B convertible redeemable preference shares of $0.15 and $0.24, respectively.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       e) In December 2004, an investor of ordinary shares sold 9,729,600 outstanding ordinary shares to third party investors at a price of $0.51. These ordinary shares were re-designated as Series C-1 convertible redeemable preference shares. The re-designation resulted in a deemed dividend of $4,897,623 which represented the difference between the fair value of the Series C-1 convertible redeemable preference shares of $0.51 and the issuance price of ordinary shares of $0.01.
       Prior to the redemption or conversion of all Series C-2 convertible redeemable preference shares issued by the Group, any holder of Series C-1 convertible redeemable preference shares thereof could have, at any time, required the Group to redeem such shares out of funds legally available therefore in connection with the redemption of any Series C-1 convertible redeemable preference shares under this Clause, the Group would have paid a redemption price equal to the Series C-1 convertible redeemable preference shares Issue Price of $0.51 plus all declared but unpaid dividends on the Series C-1 convertible redeemable preference shares through to the date of redemption thereof.
       The significant terms of the Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares are as follows:
Conversion
       Each Series A and Series B convertible redeemable preference share was automatically convertible into one ordinary share at any time after the date of issuance of such shares, subject to anti-dilution or performance adjustment based on an initial conversion price of $0.15 and $0.24, respectively, upon the consummation of a Series A/ B Qualified Public Offering or obtaining the necessary written consent from the holders of Series A and Series B convertible redeemable preference shares. A Series A/B Qualified Public Offering referred to the closing of an underwritten public offering of the ordinary shares of the Group in the United States that was registered under the Securities Act of 1933 representing at least 25% of the fully-diluted share capital of the Group immediately following the offering, at a price per share that values the Group at no less than $200,000,000 immediately prior to the offering.
       Each Series C-1 and Series C-2 convertible redeemable preference share was automatically convertible into one ordinary share at any time after the date of issuance of such shares, subject to anti-dilution or performance adjustment based on an initial conversion price of $0.51 and $0.51, respectively, upon the consummation of a Series C Qualified Public Offering or obtaining the necessary written consent from the holders of Series C-1 and Series C-2 convertible redeemable preference shares. A Series C Qualified Public Offering referred to the closing of an underwritten public offering of the ordinary shares of the Group in the United States that has been registered under the Securities Act of 1933 which represents at least 25% of the fully-diluted share capital of the Group immediately following the offering, at a price per share that values the Group at no less than $335,000,000 immediately prior to the offering.
       The conversion price of Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares was subject to adjustment for dilution, including but not limited to share splits, share dividends and recapitalization.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       Additionally, the conversion price was to be adjusted for dilution in the following circumstances:

1) In the event that the Group issued additional ordinary shares at a price per share less than the then prevailing Series A, Series B and Series C convertible redeemable preference shares’ respective conversion price, the Series A, Series B and Series C convertible redeemable preference shares’ respective conversion price was to be reduced, concurrently with such issuance, to a price (calculated to the nearest cent) equal to the price per share at which such additional shares were to be issued.

2) If the Group’s financial results of 2004 and 2005 did not meet specified targets. Under the terms of the amended and restated memorandum and articles of association in April 2005, the performance-based adjustment was not triggered in 2004.
Voting Rights
       Each Series A, Series B, Series C-1 and Series C-2 redeemable convertible preference share had voting rights equivalent to the number of shares of ordinary shares into which it was convertible.
Dividends
       The holders of Series A, Series B, Series C-1 and Series C-2 redeemable convertible preference shares were to be entitled to receive out of any funds legally available therefore, when and if declared by the Board of Directors of the Group, dividends at the rate or in the amount as the Board of Directors considers appropriate.
Liquidation Preference
       In the event of any liquidation, dissolution or winding up of the Group, as defined, the holders of Series A, Series B, Series C-1 and Series C-2 convertible redeemable preference shares were to receive $0.06 per share, $0.24 per share, $0.51 per share and $0.51 per share, respectively, plus all declared but unpaid dividends. Such amounts were to be adjusted for any share splits, share dividends and recapitalization.
       In the event of any liquidation, dissolution or winding up of the Group caused by a “Trade Sale”, which is defined as any sales of shares, merger, consolidation or other similar transaction involving the Group in which its shareholders do not retain a majority of the voting power in the surviving entity, or a sale of all or substantially all the Group’s assets, the holder of Series B redeemable convertible preference shares were to receive the higher of (i) 200% of the original purchase price of the Series B preference shares, for each Series B redeemable convertible preference share outstanding or (ii) the amount the holder would have received if all of the Series B redeemable convertible preference shares held by such holder were to be converted to ordinary shares immediately prior to such liquidation, dissolution or winding up of the Group. According to the articles of association amended on November 29, 2004 (the “Modification Date”), the net settlement feature of the Series B convertible redeemable preference shares under trade sale was removed.
       The embedded conversion option of Series B convertible redeemable preference shares has been recorded at its fair value of $1,179,689 and accounted for separately as an embedded conversion option. The Group has accounted for the derivative liability relating to the conversion option by adjusting the liability its estimated fair value at each subsequent balance sheet date up to the Modification Date, with adjustments recorded as other income or expenses. In 2004, the Group

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
adjusted the derivative liability to fair market value and recorded a change in fair value of the derivative liability of $11,692,287 in the consolidated statements of operations. The Group recorded a deemed dividend of $1,179,689 in 2004, which resulted from the accretion of the discount of Series B convertible redeemable preference shares. On the Modification Date, the Group has re-combined the fair value of the derivative liability of $12,871,976 with Series B convertible redeemable preference shares and subsequently recorded an accretion of premium of $12,906,774, which represented the difference of the carrying balance of Series B convertible redeemable preference shares at the Modification Date and its initial issuance date.

18.	Ordinary Shares
       (a) In April 2003 the Group issued 2,000,000 ordinary shares for cash proceeds of $1,625,000.
       (b) In May 2003, the Board of Directors approved a share split of 100:1 of the ordinary shares which has been retroactively reflected in the Group’s financial statements.
       (c) In April 2004, 62,400,000 outstanding ordinary shares were reclassified and redesignated into 62,400,000 Series A convertible redeemable preference shares.
       (d) In September 2004, the Group issued 14,594,200 ordinary shares as partial consideration of the acquisition of all the outstanding ordinary shares of Perfect Media (Note 3 (6)).
       (e) In December 2004, 9,729,600 outstanding ordinary shares were sold and redesignated in 9,729,600 Series C-1 convertible redeemable preference shares.
       (f) On May 31, 2005, shareholders of the Group approved a 200-for-1 split of the Company’s shares, with immediate effect. The 200-for-l share split of the Company’s shares has been retroactively applied to all periods presented.
       (g) Upon initial public offering, the Group issued 77,575,000 ordinary shares, for US$1.7 per ordinary share, for total proceeds of US$118,174,130, net of offering expenses.
       (h) On January 1, 2006, the Group issues 22,157,003 ordinary shares, for US$2.46 per share, as partial consideration of the acquisition of all the outstanding ordinary shares of Infoachieve (Note 3 (21)).
       (i) In January 2006 upon the secondary offering, the Group issued 15,000,000 ordinary shares, for US$4.35 per ordinary share, for total proceeds of US$61,783,300, net of offering expenses of US$3,466,700.
       (j) On February 28, 2006, the Group issues 77,000,000 ordinary shares, for US$3.00 per share, as partial consideration of the acquisition of all the outstanding ordinary shares of Target Media (Note 3 (23)).
       (k) On March 1, 2006, the Group issues 74,720 ordinary shares, for US$5.00 per share, as full consideration of the acquisition of the remaining 25% outstanding ordinary shares of in Focus Media Wuhan (Note 3 (2))

19.	Mainland China Contribution Plan and Profit Appropriation
       Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care,

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $60,609, $338,923, $619,831 and $440,349 for the years ended December 31, 2003, 2004, 2005 and three months ended March 31, 2006 (unaudited), respectively.
       Pursuant to laws applicable to entities incorporated in the PRC, the Group subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until such cumulative appropriation reaches 50% of the registered capital; the other fund appropriations are at the company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In 2003, 2004, 2005, the Group made total appropriations of $nil, $1,488,000, $98,729, respectively.

20.	Commitments
(a) Leases
       The Group has entered into certain leasing arrangements relating to the placement of the flat-panel television screens and poster frames in various locations where the Group operates the networks and in connection with the lease of the Group’s office premises. Rental expense under operating leases for 2003, 2004, 2005 and three months ended March 31, 2006 (unaudited) were $803,079, $3,648,829 and $15,481,200 and $2,910,231, respectively.
       Future minimum lease payments under non-cancelable operating lease agreements were as follows (unaudited):

March 31,

2007	$43,346,190
2008	33,031,315
2009	21,849,103
2010	14,209,352
2011	4,508,331
2012 and thereafter	1,684,262

$118,628,553

21.	Segment and Geographic Information
       The Group is engaged in operating out-of-home advertising network in China using audiovisual television displays, based on the number of locations and number of flat-panel television displays in our network.
       The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Based on this assessment, the Group has determined that it has three operating and reporting segments as of March 31, 2006 (unaudited), which are poster frame network

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
advertising services, mobile-phone advertising services and out-of-home television advertising services. The out-of-home television advertising service is still the most significant segment as of March 31, 2006 (unaudited). The Group has not provided 2003, 2004 or 2005 segment disclosure for the poster frame network advertising service or the mobile phone advertising services because they did not exist prior to 2006.
       The following table presents selected financial information relating to the Group’s segments for the three months ended March 31, 2005 (unaudited) and 2006 (unaudited):

	Poster frame
	network	Mobile phone	Out-of-home
	advertising	advertising	advertising
	services	services	services

Revenue
For the three months ended March 31, 2005 (unaudited)	—	—	9,431,521
For the three months ended March 31, 2006 (unaudited)	6,067,314	—	26,765,467
Cost of revenue
For the three months ended March 31, 2005 (unaudited)	—	—	3,188,610
For the three months ended March 31, 2006 (unaudited)	2,397,268	—	12,008,394
Net income
For the three months ended March 31, 2005 (unaudited)	—	—	2,642,493
For the three months ended March 31, 2006 (unaudited)	2,626,783	—	6,805,986
Total assets
For the three months ended March 31, 2005 (unaudited)	—	—	60,839,516
For the three months ended March 31, 2006 (unaudited)	17,980,760		630,764,315
Geographic Information
       The Group operates in the PRC and all of the Group’s long lived assets are located in the PRC.
       As of December 31, 2003, 2004, 2005, there were no customers which accounted for 10% or more of the Group’s net revenues and accounts receivable. As of March 31, 2006 (unaudited), one of our customers, Portland Outdoor Advertising Co., Ltd., accounted for 6.11% of the Group’s net revenue and 11.69% of net accounts receivable. As of December 31, 2003, 2004 and 2005, Portland Outdoor Advertising Co., Ltd., accounted for nil, nil and 6.52% of the Group’s net revenue and nil, nil and 10.92% of net accounts receivable, respectively.
       Although the Group operates through multiple cities in China which include Beijing, Shanghai, Guangzhou and Shenzhen, it believes it operates in one segment as all cities provide selling out-of-home television advertising time slots on their network of flat-panel television advertising displays. Accordingly all financial segment information can be found in the consolidated financial statements.

22.	Related Party Transactions
       In 2003, Jason Nanchun Jiang, a major shareholder of the Group, contributed technical know-how which valued at historical cost of $nil.

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       In 2003, the Group purchased equipment from a company under common control for cash proceeds of $1,208,131.
       Details of gross advertising service revenue from related parties for the years ended December 31, 2003, 2004, 2005 and three months ended March 31, 2005 (unaudited) and 2006 (unaudited) are as follows:

					Three months ended
		Year ended December 31,			March 31,

Name of related parties	Director interested	2003	2004	2005	2005	2006

					(Unaudited)	(Unaudited)
Everease Advertising & Communication Ltd.	Jason Nanchun Jiang	$978,058	$1,367,351	$—	$307,387	$—
Multimedia Park Venture Capital	Jimmy Wei Yu	120,821	1,227,267	2,330,945	660,417	1,636,076
Shanghai Jobwell Business Consulting Ltd.	Jimmy Wei Yu	—	411,034	1,050,258	16,637	474,754
Shanghai Wealove Wedding Service Co., Ltd.	Jimmy Wei Yu	—	372,488	757,850	10,817	410,158
Shanghai Hetong Network Technology Co., Ltd.	Jimmy Wei Yu	—	361,371	908,100	15,865	390,089
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	Neil Nanpeng Shen	—	48,287	264,120	123,058	44,683

		$1,098,879	$3,787,798	$5,311,273	$1,134,181	$2,955,760

FOCUS MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005 AND FOR THE
THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED) AND 2006 (UNAUDITED)
(In U.S. dollars except share data and unless otherwise stated)
       Details of amounts due from related parties as of December 31, 2003, 2004, 2005 and March 31, 2006 (unaudited) are as follows:

		December 31,			March 31,

Name of related parties	Director interested	2003	2004	2005	2006

					(Unaudited)
Shanghai Everease Advertising & Communication Ltd.	Jason Nanchun Jiang	$252,576	$1,259,138	$—	$—
Multimedia Park Venture Capital	Jimmy Wei Yu	—	690,212	330,700	1,656,268
Shanghai Jobwell Business Consulting Ltd.	Jimmy Wei Yu	—	275,971	546,207	477,022
Shanghai Wealove Wedding Service Co., Ltd.	Jimmy Wei Yu	—	251,556	662,953	412,118
Shanghai Hetong Network Technology Co., Ltd.	Jimmy Wei Yu	—	263,155	533,469	391,953
Ctrip Travel Information Technology (Shanghai) Co., Ltd.		—	—	—	44,895

		$252,576	$2,740,032	$2,073,329	$2,982,256

       Details of amounts due to related parties as of December 31, 2003, 2004, 2005 and March 31, 2006 (unaudited) are as follows:

		December 31,			March 31,

Name of related parties	Director interested	2003	2004	2005	2006

					(Unaudited)
Shanghai Everease Advertising & Communication Ltd.	Jason Nanchun Jiang	$1,386,124	$—	$—	$—
Weiqiang Jiang (direct family member)	Jason Nanchun Jiang	—	—	—	2,496,212
Multimedia Park Venture Capital	Jimmy Wei Yu	627,774	—	—	—

		$2,013,898	$—	$—	$2,496,212

       In March 2006, Weiqiang Jiang, the father of Jason Nanchun Jiang, provided a short-term loan to the Group of approximately $2.5 million to relieve a temporary shortage of Renminbi the Group experienced at that time. The loan is unsecured and was provided to us at no interest. The loan will become due and payable in full on June 30, 2006.

22.	Restricted Net Assets
       Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payment of dividends as general reserve fund. As a result of these PRC laws and regulations, the Group’s PRC subsidiaries and PRC affiliates are restricted in their ability to transfer a portion of their net assets to either in the form of dividends, loans or advances, which restricted portion amounted to approximately $14,792,000 and $75,911,158 as of December 31, 2004 and 2005, respectively.

PERFECT MEDIA HOLDING LIMITED
INDEX TO FINANCIAL STATEMENTS
Contents

Page

Report of Independent Registered Public Accounting Firm	F-55
Consolidated balance sheets as of December 31, 2003 and September 30, 2004	F-56
Consolidated statements of operations for the period from June 4, 2003 to December 31, 2003 and for the nine months ended September 30, 2004	F-57
Consolidated statements of shareholders’ equity and comprehensive loss for the period from June 4, 2003 to December 31, 2003 and for the nine months ended September 30, 2004	F-58
Consolidated statements of cash flows for the period from June 4, 2003 to December 31, 2003 and for the nine months ended September 30, 2004	F-59
Notes to the consolidated financial statements	F-60

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
PERFECT MEDIA HOLDING LIMITED
       We have audited the accompanying consolidated balance sheets of Perfect Media Holding Limited and its subsidiary (the “Company”) as of December 31, 2003 and September 30, 2004 and the related consolidated statements of operations, shareholders’ equity and others comprehensive loss, and cash flows for the period from June 4, 2003 to December 31, 2003 and for the nine months ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. According, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Perfect Media Holding Limited and its subsidiary as of December 31, 2003 and September 30, 2004 and the results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
February 2, 2005

PERFECT MEDIA HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2003	2004

	(In U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$20,341	$1,219
Amounts due from related parties	—	24,334
Accounts receivable, net of allowance for doubtful account of $nil, $nil in 2003 and 2004	—	9,436
Inventories	3,712	6,560
Other current assets	50,387	13,975

Total current assets	74,440	55,524
Equipment, net	—	132,222

Total assets	$74,440	$187,746

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$—	$181
Income taxes payable	109	—
Accrued expenses and other current liabilities	7,646	186,469

Total current liabilities	7,755	186,650

Commitments (Note 8)
Shareholders’ Equity
Additional paid-in capital	120,823	120,823
Accumulated other comprehensive loss	(2)	(2)
Deficit	(54,136)	(119,725)

Total shareholders’ equity	$66,685	$1,096

Total liabilities and shareholders’ equity	$74,440	$187,746

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the
	period from
	June 4, 2003	For the nine
	to	months ended
	December 31,	September 30,
	2003	2004

	(In U.S. dollars)
Revenues	$4,465	$86,806
Cost of revenues	2,099	27,047

Gross profit	2,366	59,759

Operating expenses:
General and administrative	30,814	76,637
Selling and marketing	25,462	44,591

Total operating expenses	56,276	121,228

Loss from operations	(53,910)	(61,469)
Interest income	—	42

Loss before income taxes	(53,910)	(61,427)
Income taxes	226	4,162

Net loss	$(54,136)	$(65,589)

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS
(in U.S. dollars, except share data)

					Accumulated
	Ordinary		Additional		other	Total
			paid-in		comprehensive	shareholders’	Comprehensive
	Share	Amount	capital	Deficit	loss	equity	loss

Balance at June 4, 2003	—	$—	$120,823	$—	$—	$120,823
Cumulative translation adjustment	—	—	—	—	(2)	(2)	$(2)
Net loss	—	—	—	(54,136)	—	(54,136)	(54,136)

Balance at December 31, 2003	—	—	$120,823	$(54,136)	$(2)	$66,685	$(54,138)

Issuance of ordinary share	1	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	$—
Net loss	—	—	—	(65,589)	—	(65,589)	(65,589)

Balance at September 30, 2004	1	$—	$120,823	$(119,725)	$(2)	$1,096	$(65,589)

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT MEDIA HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the
	period from
	June 4, 2003	For the nine
	to	months ended
	December 31,	September 30,
	2003	2004

	(In U.S. dollars)
Net loss	$(54,136)	$(65,589)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	—	15,259
Changes in assets and liabilities
Amounts due from related parties	—	(24,334)
Accounts receivable	—	(9,436)
Inventories	(3,712)	(2,848)
Other current assets	(50,387)	36,412
Accounts payable	—	181
Income taxes payable	109	(109)
Accrued expenses and other current liabilities	7,646	178,823

Net cash provided by (used in) operating activities	$(100,480)	$128,359

Investing activities:
Purchase of equipment	$—	$(147,481)

Cash used in investing activities	$—	$(147,481)

Financing activities:
Proceeds from receipt of paid-in capital	120,823	—

Cash provided by financing activities	$120,823	$—

Net increase (decrease) in cash and cash equivalents	$20,343	$(19,122)
Effect of exchange rate changes	(2)	—
Cash and cash equivalents, beginning of year	—	20,341

Cash and cash equivalents, end of year	$20,341	$1,219

Supplemental disclosure of cash flow information
Income taxes paid	$226	$4,162

Interest paid	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)
1.     Organization and Principal Activities
       Perfect Media Holding Limited (“the Company”) was incorporated in the British Virgin Islands (“BVI”) on June 4, 2004.
       The PRC regulations currently limit foreign ownership of companies that provide advertising services. To comply with these regulations, the Company conducts substantially all of its advertising business activities through Shanghai Perfect Media Advertising Co., Ltd. (“Shanghai Perfect Media”), a variable interest entity, which was incorporated in the People’s Republic of China (the “PRC”) on June 4, 2003. The principal activities of Shanghai Perfect Media are the provision of advertisement services through the display panel of free shoes brushing machinery. Shanghai Perfect Media entered into various agreements with the Company, under which Shanghai Perfect Media pledged all of its equity to the Company and the Company has provided funds in an amount up to $120,820 (RMB 1,000,000) to satisfy its ongoing business requirements. In addition, the Company has been assigned all voting rights by the direct owners of Shanghai Perfect Media through an agreement that cannot be amended or terminated except by written consent of all parties. Finally, the Company has the option to acquire the equity interest of Shanghai Perfect Media.
       In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest entities”, which requires certain variable interest entitles to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003, the FASB issued FIN 46 (Revised), which provides for the deferral of the implementation date to the end of the first reporting period after March 15, 2004, unless the Company has a special purpose entity, in which case the provisions must be applied for fiscal years ending December 31, 2003. However, the Company has elected to retroactively apply FIN 46 (Revised) and has consolidated Shanghai Perfect Media as its variable interest entity from its inception.
       The Company is the sole beneficiary of Shanghai Perfect Media because all the variable interests are held by the Company. The agreements described above provided for effective control of Shanghai Perfect Media to be transferred to the Company in July 2004. Shanghai Perfect Media had operating activity prior to entering these agreements with the Company. As a result, the consolidated financial statements reflect the consolidation of Shanghai Perfect Media from its inception.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
       The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Basis of Consolidation
       The consolidated financial statements include the financial statements of the Company and its variable interest entity, Shanghai Perfect Media. All inter-company transactions and balances have been eliminated upon consolidation.

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)
(c) Cash and Cash Equivalents
       Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.
(d) Use of Estimates
       The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the useful lives of and impairment for equipment.
(e) Significant Risks and Uncertainties
       The Company participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operation, or cash flows: advances and trends in new technologies and industry standards; share market performance and public interest in companies operating in China that are listed on stock markets in the U.S.; competition from other competitors; changes in key suppliers; changes in certain strategic relationships; regulatory or other PRC factors; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.
(f) Equipment, Net
       Equipment is carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Shoes brushing machinery	5 years
Computers and office equipment	5 years
Vehicles	5 years
Leasehold Improvements	lesser of the term of the lease or the estimated useful lives of the assets
(g) Impairment of Long-Lived Assets
       The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(h)	Revenue Recognition
       The Company’s revenues are primarily derived from advertising services displayed on top of free shoes brushing machinery. Revenues from display advertising services are recognized ratably

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)
over the period in which the advertisement is displayed. Revenue from displays are recognized once the displays are delivered. Accordingly, revenue is recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assures.

(i)	Operating Leases
       Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

(k)	Foreign Currency Translation
       The functional and reporting currency of Focus Media Holding is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.
       The financial records of the Company’s variable interest entity is maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the statement of shareholders’ equity.

(l)	Income Taxes
       Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(m)	Comprehensive Income (Loss)
       Comprehensive income (loss) includes foreign currency translation adjustment. Comprehensive income (loss) is reported in the statements of shareholders’ equity.

(n)	Fair Value of Financial Instruments
       Financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short-term maturities.

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)

(o)	Recently Issued Accounting Standards
       In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The Company does not believe that the adoption of this standard will have a material impact on its financial positions or results of operations.
       In December 2003, the SEC issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition”. SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s consolidated financial statements.
       In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statements of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and about the capital structure of entities all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.
       In January 2003, the FASB issued Interpretation Number (“FIN”) No. 46, which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (Revised) to address certain FIN 46

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)
implementation issues. The Company has elected to retroactively apply FIN 46 (Revised) and has consolidated Shanghai Perfect Media as its variable interest entity from its inception.
3.     Other Current Assets
       Other current assets consist of the following:

	December 31,	September 30,
	2003	2004

Staff advances and other receivables	$16,561	$—
Advances to suppliers	33,826	13,975

	$50,387	$13,975

4.	Equipment, Net
       Equipment consist of:

	December 31,	September 30,
	2003	2004

Shoes brushing machinery	$—	$75,633
Computers and office equipment	—	19,080
Leasehold improvements	—	20,298
Vehicles	—	32,470

	$—	$147,481
Less: accumulated depreciation and amortization	—	(15,259)

	$—	$132,222

5.	Accrued Expenses and Other Current Liabilities

	December 31,	September 30,
	2003	2004

Other payables	$7,646	$181,235
Accrued expenses	—	5,234

	$7,646	$186,469

6.	Income Taxes
       The Company is a tax-exempted company incorporated in the British Virgin Islands.
       Shanghai Perfect Media, registered in the PRC is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant income tax laws. In accordance with “Income Tax Law of China for Private Enterprises”, the applicable EIT rate for Shanghai Perfect Media is 4%.

7.	Mainland China Contribution Plan and Profit Appropriation
       Full time employees of Shanghai Perfect Media in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits,

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)
medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require Shanghai Perfect Media to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $480 and $2,155 for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively.
       Pursuant to laws applicable to the entities incorporated in the PRC, Shanghai Perfect Media must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Shanghai Perfect Media did not make any appropriations to the reserve funds described above as it incurred losses in any of the periods presented.
8.     Commitments
       The Company leases certain office premises and certain building areas under non-cancelable leases, which expire in 2013. Rental expense under operating leases for 2003 and the nine months ended September 30, 2004 were $5,758 and $22,951, respectively.
       Future minimum lease payments under non-cancelable operating leases agreements were as follows:

September 30,
2004

September 30,
2005	$42,103
2006	14,295
2007	9,133
2008	5,582
2009	3,294
Thereafter	101

$74,508

9.     Segment and Geographic Information
       The Company is engaged in providing advertisement services through the display panel of free shoe brushing machinery. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.

PERFECT MEDIA HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM JUNE 4, 2003 TO DECEMBER 31, 2003 AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(in U.S. dollars, unless otherwise stated)
Geographic Information
       The Company operates, through Shanghai Perfect Media, in the PRC and all of the Company’s long lived assets are located in the PRC.
       As of December 31, 2003 and September 30, 2004, there were no customers which accounted for 10% or more of the Company’s net revenues and accounts receivable.

FOCUS MEDIA CHANGSHA HOLDING LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
FOCUS MEDIA CHANGSHA HOLDING LTD.
       We have audited the accompanying consolidated balance sheet of Focus Media Changsha Holding Ltd. and its subsidiary (the “Company”) as of October 31, 2004 and the related consolidated statement of operations, shareholders’ deficiency and comprehensive loss, and cash flows for the period from March 11, 2004 (date of inception) to October 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Focus Media Changsha Holding Ltd. and its subsidiary as of October 31, 2004 and the results of its operations and its cash flows for the above stated period in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
June 10, 2005

FOCUS MEDIA CHANGSHA HOLDING LTD.
CONSOLIDATED BALANCE SHEET

October 31, 2004

(In U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$6,421
Accounts receivable, net of allowance for doubtful account of $nil	4,833
Staff advances and other receivables	3,077

Total current assets	14,331
Rental deposits	14,614
Equipment, net	316,104

Total assets	$345,049

Liabilities and shareholders’ deficiency
Current liabilities:
Accounts payable	$3
Accrued expenses and other current liabilities	436,023

Total current liabilities	436,026

Commitments (Note 7)

Shareholders’ Deficiency
Additional paid-in capital	60,412
Deficit	(151,389)

Total shareholders’ deficiency	$(90,977)

Total liabilities and shareholders’ deficiency	$345,049

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA CHANGSHA HOLDING LTD.
CONSOLIDATED STATEMENT OF OPERATIONS

For the
period from
March 11, 2004
(Date of inception)
to
October 31, 2004

(In U.S. dollars)
Revenues	$13,054
Cost of revenues	(42,590)

Gross loss	(29,536)

Operating expenses:
General and administrative	116,674
Selling and marketing	5,216

Total operating expenses	121,890

Loss from operations	(151,426)
Interest income	75
Other expenses, net	(38)

Loss before income taxes	(151,389)
Income taxes	—

Net loss	$(151,389)

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA CHANGSHA HOLDING LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY AND
COMPREHENSIVE LOSS
(in U.S. dollars, except share data)

	Ordinary		Additional		Total
			paid-in		shareholders’
	Share	Amount	capital	Deficit	deficiency

Balance as of March 11, 2004 (Date of inception)	—	—	$—	$—	$—
Issuance of ordinary share	1	—	60,412	—	60,412
Net loss	—	—	—	(151,389)	(151,389)

Balance as of October 31, 2004	1	$—	$60,412	$(151,389)	$(90,977)

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA CHANGSHA HOLDING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

For the
period from
March 11, 2004
(Date of inception)
to
October 31, 2004

(In U.S. dollars)
Net loss	$(151,389)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	16,913
Accounts receivable	(4,833)
Staff advances and other receivables	(3,077)
Accounts payable	3
Accrued expenses and other current liabilities	121,206

Net cash used in operating activities	$(21,177)

Investing activities:
Purchase of equipment	$(18,200)
Rental deposits	(14,614)

Cash used in investing activities	$(32,814)

Financing activities:
Proceeds from issuance of ordinary share	$60,412

Cash provided by financing activities	$60,412

Net increase in cash and cash equivalents	$6,421
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$6,421

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA CHANGSHA HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MARCH 11, 2004
(DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)

1.	Organization and Principal Activities
       Focus Media Changsha Holding Ltd. (“the Company”) was incorporated in the British Virgin Islands (“BVI”) on March 11, 2004.
       The PRC regulations currently limit foreign ownership of companies that provide advertising services. To comply with these regulations, the Company conducts substantially all of its advertising business activities through Changsha Focus Media Shiji Advertising Co., Ltd. (“Changsha Advertising”), a variable interest entity, which was incorporated in the People’s Republic of China (the “PRC”) on March 11, 2004. The principal activities of Changsha Advertising are the operation and maintenance of out-of-home television advertising network. Through contractual agreements described below, the Company is deemed the primary beneficiary of Changsha Advertising resulting in Changsha Advertising being deemed a subsidiary of the Company under the requirements of FIN 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46(R)”).
       On March 11, 2004, the sole shareholder of Changsha Advertising entered into various contractual agreements with the Company, under which the shareholder pledged all equity shares it owned to the Company. In addition, the Company was assigned all voting rights by the direct owner of Changsha Advertising through an agreement that cannot be amended or terminated except by written consent of all parties. Finally, the Company has the option to acquire the equity interest of Changsha Advertising for a purchase price equal to the respective registered capital of Changsha Advertising or a proportionate amount thereof, or such higher price as required under PRC laws at the time of such purchase. The Company has agreed to pay the shareholder of Changsha Advertising any excess of the purchase price paid for such equity interests in, or assets of Changsha Advertising over the registered capital of Changsha Advertising in the event that such option is exercised.
       The Company holds all the variable interest of Changsha Advertisement and the Company has been determined to be the most closely associated with Changsha Advertising. Therefore the Company is the primary beneficiary of Changsha Advertising. The agreements described above provided for effective control of Changsha Advertising to be transferred to the Company on March 11, 2004 (date of inception). As a result, the consolidated financial statements reflect the consolidation of Changsha Advertising starting from March 2004.
       In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest entities”, which requires certain variable interest entitles to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
       The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

FOCUS MEDIA CHANGSHA HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 11, 2004
(DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)

(b)	Basis of Consolidation
       The consolidated financial statements include the financial statements of the Company and its variable interest entity, Changsha Advertising. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Cash and Cash Equivalents
       Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d)	Use of Estimates
       The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the useful lives of and impairment for equipment.

(e)	Significant Risks and Uncertainties
       The Company participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operation, or cash flows: advances and trends in new technologies and industry standards; share market performance and public interest in companies operating in China that are listed on stock markets in the U.S.; competition from other competitors; changes in key suppliers; changes in certain strategic relationships; regulatory or other PRC factors; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

(f)	Equipment, Net
       Equipment is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Flat-panel television screens	5 years
Computers and office equipment	5 years
Leasehold improvements	lesser of the term of the lease or the estimated useful lives of the assets

(g)	Impairment of Long-Lived Assets
       The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

FOCUS MEDIA CHANGSHA HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 11, 2004
(DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)

(h)	Revenue Recognition
       The Company’s revenues are primarily derived from advertising services. Revenues from advertising services are recognized ratably over the period in which the advertisement is displayed. Revenue is recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assures.
       Prepayments for the advertising services are deferred and recognised as revenue when the advertising services are rendered.
       The Company presents advertising service revenue, net of business tax incurred, which amounts to $1,228 for the period from March 11, 2004 (Date of inception) to October 31, 2004.

(i)	Operating Leases
       Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.

(k)	Foreign Currency Translation
       The functional and reporting currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the statement of operations.
       The financial records of the Company’s variable interest entity is maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the statement of shareholders’ deficiency.
(l) Income Taxes
       Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

FOCUS MEDIA CHANGSHA HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 11, 2004
(DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)

(m)	Comprehensive loss
       The net loss for the period presented was the same as the comprehensive loss for the period presented.
(n) Fair Value of Financial Instruments
       Financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short-term maturities.

(o)	Recently Issued Accounting Standards
       In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The adoption of this standard did not have a material impact on its financial positions or results of operations.
       In December 2003, the SEC issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition”. SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s consolidated financial statements.
       In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statements of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and about the capital structure of entities all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.

FOCUS MEDIA CHANGSHA HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 11, 2004
(DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)
       In January 2003, the FASB issued Interpretation Number (“FIN”) No. 46, which clarifies the application of Accounting Research Bulletin No. 51, “Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (Revised) to address certain FIN 46 implementation issues. The Company has applied FIN 46 (Revised) and has Changsha Advertising as its variable interest entity from its incorporation.

3.	Equipment, Net
       Equipment consists of:

Flat-panel television screens	$314,817
Computers and office equipment	11,434
Leasehold improvements	6,766

$333,017
Less: accumulated depreciation	(16,913)

$316,104

4.	Accrued Expenses and Other Current Liabilities

Accrued expenses	$1,803
Accrued employee payroll and welfare	8,474
Other taxes payable	711
Advance from customers	5,248

Payable for acquisition of equipment	314,817
Others	104,970

$436,023

5.	Income Taxes
       The Company is a tax-exempted company incorporated in the British Virgin Islands.
       Changsha Advertising, registered in the PRC is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in its statutory financial statements adjusted in accordance with the relevant income tax laws. In accordance with “Income Tax Law of China for Private Enterprises”, the applicable EIT rate for Changsha Advertising is 33%. No income tax has been provided in the consolidated financial statements as Changsha Advertising incurred tax loss in the period presented.

FOCUS MEDIA CHANGSHA HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 11, 2004
(DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)

6.	Mainland China Contribution Plan and Profit Appropriation
       Full time employees of Changsha Advertising in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require Changsha Advertising to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $2,137 for the period from March 11, 2004 (Date of inception) to October 31, 2004.
       Pursuant to laws applicable to the entities incorporated in the PRC, Changsha Advertising must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Changsha Advertising did not make any appropriations to the reserve funds described above as it incurred loss in the period presented.

7.	Commitments
       The Company leases certain office premises and certain building areas under non-cancelable leases, which expire in 2014. Rental expense under operating leases for the period from March 11, 2004 (Date of inception) to October 31, 2005 was $20,071.
       Future minimum lease payments under non-cancelable operating leases agreements were as follows:

October 31,
2005	$91,291
2006	79,734
2007	54,843
2008	34,228
2009	27,083
Thereafter	6,836

$294,015

8.	Segment and Geographic Information
       The Company is engaged in providing advertisement services through the operation and maintenance of out-of-home television advertising network. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.

FOCUS MEDIA CHANGSHA HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 11, 2004
(DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)
Geographic Information
       The Company operates, through Changsha Advertising, in the PRC and all of the Company’s long lived assets are located in the PRC.
       As of October 31, 2004, there was one customer who accounted for 10% or more of the Company’s net revenues and accounts receivable, as follows:

	Net revenue	Accounts receivable

Customer A	68%	100%

9.	Subsequent Event
       On October 15, 2004, Focus Media Holding Limited acquired 100% of the outstanding ordinary shares of the Company including its then variable interest entity Changsha Advertising in exchange of cash of $989,484. Immediately following the acquisition the Company became a wholly owned subsidiary of Focus Media Holding Limited and Changsha Advertising became a wholly owned subsidiary of Focus Media Advertisement Co. Ltd.

FOCUS MEDIA QINGDAO HOLDING LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
FOCUS MEDIA QINGDAO HOLDING LTD.
       We have audited the accompanying consolidated balance sheet of Focus Media Qingdao Holding Ltd. and its subsidiary (the “Company”) as of October 31, 2004 and the related consolidated statement of operations, shareholders’ deficiency and comprehensive loss, and cash flows for the period from March 22, 2004 (date of inception) to October 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Focus Media Qingdao Holding Ltd. and its subsidiary as of October 31, 2004 and the results of its operations and its cash flow for the above stated period in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
June 10, 2005

FOCUS MEDIA QINGDAO HOLDING LTD.
CONSOLIDATED BALANCE SHEET

October 31,
2004

(In U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$5,862
Accounts receivable, net of allowance for doubtful account of $nil	4,400
Inventories — spare parts	2,734
Staff advances and other receivables	454

Total current assets	13,450
Rental deposits	27,187
Equipment, net	232,620

Total assets	$273,257

Liabilities and shareholders’ deficiency
Current liabilities:
Accounts payable	$5,344
Accrued expenses and other current liabilities	354,256

Total current liabilities	359,600

Commitments (Note 8)

Shareholders’ Deficiency
Additional paid-in capital	60,412
Deficit	(146,755)

Total shareholders’ deficiency	$(86,343)

Total liabilities and shareholders’ deficiency	$273,257

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA QINGDAO HOLDING LTD.
CONSOLIDATED STATEMENT OF OPERATIONS

For the
period from
March 22, 2004
(Date of inception)
to
October 31, 2004

(In U.S. dollars)
Revenues	$12,052
Cost of revenues	(84,492)

Gross loss	(72,440)

Operating expenses:
General and administrative	59,262
Selling and marketing	15,073

Total operating expenses	74,335

Loss from operations	(146,775)
Interest income	74
Other expenses, net	(54)

Loss before income taxes	(146,755)
Income taxes	—

Net loss	$(146,755)

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA QINGDAO HOLDING LTD.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIENCY AND
COMPREHENSIVE LOSS
(in U.S. dollars, except share data)

	Ordinary		Additional		Total
			paid-in		shareholders’
	Share	Amount	capital	Deficit	deficiency

Balance as of March 22, 2004 (Date of inception)	—	—	$—	$—	$—
Issuance of ordinary share	1	—	60,412	—	60,412
Net loss	—	—	—	(146,755)	(146,755)

Balance as of October 31, 2004	1	$—	$60,412	$(146,755)	$(86,343)

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA QINGDAO HOLDING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

For the
period from
March 22, 2004
(Date of inception)
to
October 31, 2004

(In U.S. dollars)
Net loss	$(146,755)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	10,666
Accounts receivable	(4,400)
Inventories	(2,734)
Staff advances and other receivables	(454)
Accounts payable	5,344
Accrued expenses and other current liabilities	115,798

Net cash used in operating activities	$(22,535)

Investing activities:
Purchase of equipment	$(4,828)
Rental deposits	(27,187)

Cash used in investing activities	$(32,015)

Financing activities:
Proceeds from issuance of ordinary share	$60,412

Cash provided by financing activities	$60,412

Net increase in cash and cash equivalents	$5,862
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$5,862

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA QINGDAO HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MARCH 22, 2004 (DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)
1.     Organization and Principal Activities
       Focus Media Qingdao Holding Ltd. (“the Company”) was incorporated in the British Virgin Islands (“BVI”) on March 22, 2004.
       The PRC regulations currently limit foreign ownership of companies that provide advertising services. To comply with these regulations, the Company conducts substantially all of its advertising business activities through Qingdao Fukesi Advertisement Co., Ltd. (“Qingdao Advertising”), a variable interest entity, which was incorporated in the People’s Republic of China (the “PRC”) on March 22, 2004. The principal activities of Qingdao Advertising are the operation and maintenance of out-of-home television advertising network. Through contractual agreements described below, the Company is deemed the primary beneficiary of Qingdao Advertising resulting in Qingdao Advertising being deemed a subsidiary of the Company under the requirements of FIN 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46(R)”).
       On March 22, 2004, the sole shareholder of Qingdao Advertising entered into various contractual agreements with the Company, under which the direct owner pledged all equity shares it owned to the Company. In addition, the Company was assigned all voting rights by the sole shareholder of Qingdao Advertising through an agreement that cannot be amended or terminated except by written consent of all parties. Finally, the Company has the option to acquire the equity interest of Qingdao Advertising for a purchase price equal to the respective registered capital of Qingdao Advertising or a proportionate amount thereof, or such higher price as required under PRC laws at the time of such purchase. The Company has agreed to pay the shareholder of Qingdao Advertising any excess of the purchase price paid for such equity interests in, or assets of Qingdao Advertising .over the registered capital of Qingdao Advertising in the event that such option is exercised.
       The Company holds all the variable interest of Qingdao Advertisement and the Company has been determined to be the most closely associated with Qingdao Advertising. Therefore the Company is the primary beneficiary of Qingdao Advertising. The agreements described above provided for effective control of Qingdao Advertising to be transferred to the Company on March 22, 2004 (date of inception). As a result, the consolidated financial statements reflect the consolidation of Qingdao Advertising starting from March 2004.
       In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest entities”, which requires certain variable interest entitles to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
       The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

FOCUS MEDIA QINGDAO HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 22, 2004 (DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)

(b)	Basis of Consolidation
       The consolidated financial statements include the financial statements of the Company and its variable interest entity, Qingdao Advertising. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Cash and Cash Equivalents
       Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d)	Use of Estimates
       The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the useful lives of and impairment for equipment.

(e)	Significant Risks and Uncertainties
       The Company participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operation, or cash flows: advances and trends in new technologies and industry standards; share market performance and public interest in companies operating in China that are listed on stock markets in the U.S.; competition from other competitors; changes in key suppliers; changes in certain strategic relationships; regulatory or other PRC factors; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

(f)	Equipment, Net
       Equipment is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Flat-panel television screens	5 years
Computers and office equipment	5 years

(g)	Impairment of Long-Lived Assets
       The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

FOCUS MEDIA QINGDAO HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 22, 2004 (DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)

(h)	Revenue Recognition
       The Company’s revenues are primarily derived from advertising services. Revenues from advertising services are recognized ratably over the period in which the advertisement is displayed. Revenue is recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assures.
       Prepayments for the advertising services are deferred and recognized as revenue when the advertising services are rendered.
       The Company presents advertising service revenue, net of business tax incurred, which amounts to $1,120 for the period from March 22, 2004 (date of inception) to October 31, 2004.

(i)	Operating Leases
       Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.

(k)	Foreign Currency Translation
       The functional and reporting currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.
       The financial records of the Company’s variable interest entity is maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the statement of shareholders’ deficiency.
(l) Income Taxes
       Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
(m) Comprehensive loss
       The net loss for the period presented was the same as the comprehensive loss for the period presented.

FOCUS MEDIA QINGDAO HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 22, 2004 (DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)
(n) Fair Value of Financial Instruments
       Financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short-term maturities.
(o) Recently Issued Accounting Standards
       In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The adoption of this standard did not have a material impact on its financial positions or results of operations.
       In December 2003, the SEC issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition”. SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s consolidated financial statements.
       In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statements of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and about the capital structure of entities all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.
       In January 2003, the FASB issued Interpretation Number (“FIN”) No. 46, which clarifies the application of Accounting Research Bulletin No. 51, “Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling

FOCUS MEDIA QINGDAO HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 22, 2004 (DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)
financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (Revised) to address certain FIN 46 implementation issues. The Company has applied FIN 46 (Revised) and has Qingdao Advertising as its variable interest entity from its incorporation.
3.     Accounts receivable
       Accounts receivable consists of the following:

Billed receivables	$3,938
Unbilled receivables	462

$4,400

       Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at the balance sheet date. These amounts become billable according to the contract term. The Company anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of balance sheet date

4.	Equipment, Net
       Equipment consists of:

Flat-panel television screens	$238,458
Computers and office equipment	4,828

$243,286
Less: accumulated depreciation	(10,666)

$232,620

5.	Accrued Expenses and Other Current Liabilities

Accrued expenses	$1,088
Accrued employee payroll and welfare	6,555
Other taxes payable	248
Advance from customers	3,157
Payable for acquisition of equipment	238,458
Others	104,750

$354,256

6.	Income Taxes
       The Company is a tax-exempted company incorporated in the British Virgin Islands.
       Qingdao Advertising, registered in the PRC is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in its statutory financial statements adjusted in accordance with the relevant income tax laws. In accordance with “Income Tax Law of China for Private Enterprises”, the applicable EIT rate for Qingdao Advertising is 33%. No income tax has been provided in the consolidated financial statements as Qingdao Advertising incurred tax loss in the period presented.

FOCUS MEDIA QINGDAO HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 22, 2004 (DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)

7.	Mainland China Contribution Plan and Profit Appropriation
       Full time employees of Qingdao Advertising in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require Qingdao Advertising to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $1,375 for the period from March 22, 2004 (Date of inception) to October 31, 2004.
       Pursuant to laws applicable to the entities incorporated in the PRC, Qingdao Advertising must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Qingdao Advertising did not make any appropriations to the reserve funds described above as it incurred loss in the period presented.

8.	Commitments
       The Company leases certain office premises and certain building areas under non-cancelable leases, which expire in 2014. Rental expense under operating leases for the period from March 22, 2004 (Date of inception) to October 31, 2005 was $31,943.
       Future minimum lease payments under non-cancelable operating leases agreements were as follows:

October 31,
2005	$87,648
2006	59,080
2007	30,914
2008	18,505
2009	12,402
Thereafter	11,578

$220,127

9.	Segment and Geographic Information
       The Company is engaged in providing advertisement services through the operation and maintenance of out-of-home television advertising network. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.
Geographic Information
       The Company operates, through Qingdao Advertising, in the PRC and all of the Company’s long lived assets are located in the PRC.

FOCUS MEDIA QINGDAO HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 22, 2004 (DATE OF INCEPTION) TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)
       As of October 31, 2004, there were 2 customers which accounted for 10% or more of the Company’s net revenues and accounts receivable, as follows:

	Net revenue	Accounts receivable

Customer A	12%	35%
Customer B	16%	47%

10.	Subsequent Event
       On October 15, 2004, Focus Media Holding Limited acquired 100% of the outstanding ordinary shares of the Company including its then variable interest entity Qingdao Advertising in exchange of cash of $989,496. Immediately following the acquisition the Company became a wholly owned subsidiary of Focus Media Holding Limited and Qingdao Advertising became a wholly owned subsidiary of Focus Media Advertisement Co. Ltd.

FOCUS MEDIA DALIAN HOLDING LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
FOCUS MEDIA DALIAN HOLDING LTD.
       We have audited the accompanying consolidated balance sheet of Focus Media Dalian Holding Ltd. and its subsidiary (the “Company”) as of October 31, 2004 and the related consolidated statement of operations, shareholders’ deficiency and comprehensive loss, and cash flows for the period from March 24, 2004 (date of inception) to October 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Focus Media Dalian Holding Ltd. and its subsidiary as of October 31, 2004 and the results of its operations and its cash flows for the above stated period in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
June 10, 2005

FOCUS MEDIA DALIAN HOLDING LTD.
CONSOLIDATED BALANCE SHEET

October 31,
2004

(In U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$11,093
Accounts receivable, net of allowance for doubtful account of $nil	6,903
Staff advances and other receivables	7,107

Total current assets	25,103
Rental deposits	43,843
Equipment, net	267,807

Total assets	$336,753

Liabilities and shareholders’ deficiency
Current liabilities:
Accounts payable	$458
Accrued expenses and other current liabilities	388,476

Total current liabilities	388,934

Commitments (Note 8)
Shareholders’ Deficiency
Additional paid-in capital	60,412
Deficit	(112,593)

Total shareholders’ deficiency	$(52,181)

Total liabilities and shareholders’ deficiency	$336,753

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA DALIAN HOLDING LTD.
CONSOLIDATED STATEMENT OF OPERATIONS

For the
period from
March 24, 2004
(Date of inception)
to
October 31, 2004

(In U.S. dollars)
Revenues	$36,645
Cost of revenues	(73,318)

Gross loss	(36,673)

Operating expenses:
General and administrative	53,470
Selling and marketing	22,452

Total operating expenses	75,922

Loss from operations	(112,595)
Interest income	55
Other expenses, net	(53)

Loss before income taxes	(112,593)
Income taxes	—

Net loss	$(112,593)

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA DALIAN HOLDING LTD.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIENCY AND
COMPREHENSIVE LOSS
(in U.S. dollars, except share data)

	Ordinary		Additional		Total
			Paid-In		shareholders’
	Share	Amount	Capital	Deficit	deficiency

Balance as of March 24, 2004 (Date of inception)	—	—	$—	$—	$—
Issuance of ordinary share	1	—	60,412	—	60,412
Net loss	—	—	—	(112,593)	(112,593)

Balance as of October 31, 2004	1	$—	$60,412	$(112,593)	$(52,181)

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA DALIAN HOLDING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

For the
period from
March 24, 2004
(Date of inception)
to
October 31, 2004

(In U.S. dollars)
Net loss	$(112,593)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	15,001
Accounts receivable	(6,903)
Staff advances and other receivables	(7,107)
Accounts payable	458
Accrued expenses and other current liabilities	116,044

Net cash provided by operating activities	$4,900

Investing activities:
Purchase of equipment	$(10,376)
Rental deposits	(43,843)

Cash used in investing activities	$(54,219)

Financing activities:
Proceeds from issuance of ordinary share	$60,412

Cash provided by financing activities	$60,412

Net increase in cash and cash equivalents	$11,093
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$11,093

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS MEDIA DALIAN HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM MARCH 24, 2004 TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)

1.	Organization and Principal Activities
       Focus Media Dalian Holding Ltd. (“the Company”) was incorporated in the British Virgin Islands (“BVI”) on March 24, 2004.
       The PRC regulations currently limit foreign ownership of companies that provide advertising services. To comply with these regulations, the Company conducts substantially all of its advertising business activities through Dalian Focus Media Advertising Co., Ltd. (“Dalian Advertising”), a variable interest entity, which was incorporated in the People’s Republic of China (the “PRC”) on March 24, 2004. The principal activities of Dalian Advertising are the operation and maintenance of out-of-home television advertising network. Through contractual agreements described below, the Company is deemed the primary beneficiary of Dalian Advertising resulting in Dalian Advertising being deemed a subsidiary of the Company under the requirements of FIN 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46(R)”).
       On March 24, 2004, the sole shareholder owner of Dalian Advertising entered into various contractual agreements with the Company, under which the direct owner pledged all equity shares it owned to the Company. In addition, the Company was assigned all voting rights by the direct owner of Dalian Advertising through an agreement that cannot be amended or terminated except by written consent of all parties. Finally, the Company has the option to acquire the equity interest of Dalian Advertising for a purchase price equal to the respective registered capital of Dalian Advertising or a proportionate amount thereof, or such higher price as required under PRC laws at the time of such purchase. The Company has agreed to pay the shareholder of Dalian Advertising any excess of the purchase price paid for such equity interests in, or assets of Dalian Advertising over the registered capital of Dalian Advertising in the event that such option is exercised.
       The Company holds all the variable interest of Dalian Advertisement and the Company has been determined to be the most closely associated with Dalian Advertising. Therefore the Company is the primary beneficiary of Dalian Advertising. The agreements described above provided for effective control of Dalian Advertising to be transferred to the Company on March 24, 2004 (date of inception). As a result, the consolidated financial statements reflect the consolidation of Dalian Advertising starting from March 2004.
       In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest entities”, which requires certain variable interest entitles to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
       The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

FOCUS MEDIA DALIAN HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 24, 2004 TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)

(b)	Basis of Consolidation
       The consolidated financial statements include the financial statements of the Company and its variable interest entity, Dalian Advertising. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Cash and Cash Equivalents
       Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d)	Use of Estimates
       The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the useful lives of and impairment for equipment.

(e)	Significant Risks and Uncertainties
       The Company participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operation, or cash flows: advances and trends in new technologies and industry standards; share market performance and public interest in companies operating in China that are listed on stock markets in the U.S.; competition from other competitors; changes in key suppliers; changes in certain strategic relationships; regulatory or other PRC factors; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

(f)	Equipment, Net
       Equipment is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Flat-panel television screens	5 years
Computers and office equipment	5 years

(g)	Impairment of Long-Lived Assets
       The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

FOCUS MEDIA DALIAN HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 24, 2004 TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)

(h)	Revenue Recognition
       The Company’s revenues are primarily derived from advertising services. Revenues from advertising services are recognized ratably over the period in which the advertisement is displayed. Revenue is recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assures.
       Prepayments for the advertising services are deferred and recognised as revenue when the advertising services are rendered.
       The Company presents advertising service revenue, net of business tax incurred, which amounts to $3,334 for the period from March 24, 2004 (date of inception) to October 31, 2004.

(i)	Operating Leases
       Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.

(k)	Foreign Currency Translation
       The functional and reporting currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the statement of operations.
       The financial records of the Company’s variable interest entity is maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the statement of shareholders’ deficiency.

(l)	Income Taxes
       Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(m)	Comprehensive loss
       The net loss for the period presented was the same as the comprehensive loss for the period presented.

FOCUS MEDIA DALIAN HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 24, 2004 TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)

(n)	Fair Value of Financial Instruments
       Financial instruments include cash and cash equivalents, accounts receivable and accounts payable. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short-term maturities.

(o)	Recently Issued Accounting Standards
       In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The adoption of this standard did not have a material impact on its financial positions or results of operations.
       In December 2003, the SEC issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition”. SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s consolidated financial statements.
       In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statements of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and about the capital structure of entities all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.
       In January 2003, the FASB issued Interpretation Number (“FIN”) No. 46, which clarifies the application of Accounting Research Bulletin No. 51, “Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling

FOCUS MEDIA DALIAN HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 24, 2004 TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)
financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (Revised) to address certain FIN 46 implementation issues. The Company has applied FIN 46 (Revised) and has Dalian Advertising as its variable interest entity from its incorporation.

3.	Accounts receivable
       Accounts receivable consists of the following:

Billed receivables	$5,292
Unbilled receivables	1,611

$6,903

       Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at the balance sheet date. These amounts become billable according to the contract term. The Company anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of balance sheet date

4.	Equipment, Net
       Equipment consists of:

Flat-panel television screens	$272,432
Computers and office equipment	10,376

$282,808
Less: accumulated depreciation	(15,001)

$267,807

5.	Accrued Expenses and Other Current Liabilities

Accrued expenses	$2,150
Accrued employee payroll and welfare	3,774
Other taxes payable	1,561
Advance from customers	6,530
Payable for acquisition of equipment	272,432
Others	102,029

$388,476

6.	Income Taxes
       The Company is a tax-exempted company incorporated in the British Virgin Islands.
       Dalian Advertising, registered in the PRC is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in its statutory financial statements adjusted in accordance with the relevant income tax laws. In accordance with “Income Tax Law of China for Private Enterprises”, the applicable EIT rate for Dalian Advertising is 33%. No income tax has been provided in the consolidated financial statements as Dalian Advertising incurred tax loss in the period presented

FOCUS MEDIA DALIAN HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 24, 2004 TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)

7.	Mainland China Contribution Plan and Profit Appropriation
       Full time employees of Dalian Advertising in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require Dalian Advertising to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $3,108 for the period from March 24, 2004 (Date of inception) to October 31, 2004.
       Pursuant to laws applicable to the entities incorporated in the PRC, Dalian Advertising must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Dalian Advertising did not make any appropriations to the reserve funds described above as it incurred loss in the period presented.

8.	Commitments
       The Company leases certain office premises and certain building areas under non-cancelable leases, which expire in 2009. Rental expense under operating leases for the period from March 24, 2004 (Date of inception) to October 31, 2005 was $32,464.
       Future minimum lease payments under non-cancelable operating leases agreements were as follows:

October 31,
2005	$119,153
2006	85,414
2007	54,255
2008	17,665
2009	3,656

$280,143

9.	Segment and Geographic Information
       The Company is engaged in providing advertisement services through the operation and maintenance of out-of-home television advertising network. The Company’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.
Geographic Information
       The Company operates, through Dalian Advertising, in the PRC and all of the Company’s long lived assets are located in the PRC.

FOCUS MEDIA DALIAN HOLDING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE PERIOD FROM MARCH 24, 2004 TO OCTOBER 31, 2004
(in U.S. dollars, unless otherwise stated)
       As of October 31, 2004, there were 2 customers which accounted for 10% or more of the Company’s net revenues and accounts receivable, as follows:

	Net revenue	Accounts receivable

Customer A	15%	42%
Customer B	25%	26%

10.	Subsequent Event
       On October 15, 2004, Focus Media Holding Limited acquired 100% of the outstanding ordinary shares of the Company including its then variable interest entity Dalian Advertising in exchange of cash of $989,584. Immediately following the acquisition the Company became a wholly owned subsidiary of Focus Media Holding Limited and Dalian Advertising became a wholly owned subsidiary Focus Media Advertisement Co. Ltd.

CAPITAL BEYOND LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Contents

Page

Report of Independent Registered Public Accounting Firm	F-107
Consolidated balance sheets for the year ended December 31, 2004 and as of March 31, 2005 (Unaudited)	F-108
Consolidated statements of operations for the year ended December 31, 2004 and the three months ended March 31, 2004 (Unaudited) and 2005 (Unaudited)	F-109
Consolidated statements of shareholders’ equity and comprehensive loss for the year ended 2004 and for the three months ended March 31, 2005 (Unaudited)	F-110
Consolidated statements of cash flows for the year ended December 31, 2004 and the three months ended March 31, 2004 (Unaudited) and 2005 (Unaudited)	F-111
Notes to the consolidated financial statements	F-112

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
CAPITAL BEYOND LIMITED
       We have audited the accompanying consolidated balance sheet of Capital Beyond Limited and its subsidiary (the “Company”) as of December 31, 2004 and the related consolidated statement of operations, shareholders’ equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
       In our opinion, such financial statements present fairly, in all material respects, the financial position of Capital Beyond Limited and its subsidiary as of December 31, 2004 and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
June 10, 2005

CAPITAL BEYOND LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,
	2004	2005

		(Unaudited)
	(In U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$7,693	$25,611
Staff advances and other receivables	3,474	33,376

Total current assets	11,167	58,987
Equipment, net	502,989	476,290

Total assets	$514,156	$535,277

Liabilities and shareholders’ equity
Current liabilities:
Amount due to related parties	$27,910	$101,734
Accrued expenses and other current liabilities	3,932	73,855

Total current liabilities	31,842	175,589

Commitments (Note 7)

Shareholders’ Equity
Additional paid-in capital	880,419	880,419
Accumulated deficit	(398,105)	(520,731)

Total shareholders’ equity	482,314	359,688

Total liabilities and shareholders’ equity	$514,156	$535,277

The accompanying notes are an integral part of these consolidated financial statements.

CAPITAL BEYOND LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year
	ended	Three months ended
	December 31,	March 31

	2004	2004	2005

		(Unaudited)	(Unaudited)
	(In U.S. dollars)
Revenues	$276,786	$1,348	$—
Cost of revenues	491,673	60,144	122,038

Gross loss	(214,887)	(58,796)	(122,038)
Operating expenses:
General and administrative	59,985	11,907	607
Selling and marketing	23,849	275	—

Total operating expenses	83,834	12,182	607

Loss from operations	(298,721)	(70,978)	(122,645)
Interest income	135	18	48
Other expenses, net	(134)	(11)	(29)

Loss before income taxes	(298,720)	(70,971)	(122,626)
Income taxes	—	—	—

Net loss	$(298,720)	$(70,971)	$(122,626)

The accompanying notes are an integral part of these consolidated financial statements.

CAPITAL BEYOND LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in U.S. dollars, except share data)

	Ordinary		Additional		Total
			paid-in	Accumulated	shareholders’
	Share	Amount	Capital	deficit	equity

Balance as of January 1, 2004	1	$—	$120,824	$(99,385)	$21,439
Capital injection by shareholders	—	—	759,595	—	759,595
Net loss	—	—	—	(298,720)	(298,720)

Balance as of December 31, 2004	1	—	880,419	(398,105)	482,314
Net loss	—	—	—	(122,626)	(122,626)

Balance as of March 31, 2005 (unaudited)	1	$—	$880,419	$(520,731)	$359,688

The accompanying notes are an integral part of these consolidated financial statements.

CAPITAL BEYOND LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year
	ended	Three months
	December 31,	ended March 31

	2004	2004	2005

		(Unaudited)	(Unaudited)
		(In U.S. dollars)
Net loss	$(298,720)	$(70,971)	$(122,626)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	56,631	5,126	26,699
Changes in assets and liabilities
Amounts due to related parties	27,910	240,942	73,824
Inventories	6,041	(18,910)	—
Staff advances and other receivables	11,306	(5,272)	(29,901)
Accrued expenses and other current liabilities	(91,562)	(94,468)	69,922

Net cash provided by (used in) operating activities	$(288,394)	$56,447	$17,918

Investing activities:
Purchase of equipment	$(488,977)	$(41,429)	$—
Rental deposits	22,412	(6,329)	—

Cash used in investing activities	$(466,565)	$(47,758)	$—

Financing activities
Capital injection	$759,595	$—	$—

Cash provided by financing activities	$759,595	$—	$—

Net increase in cash and cash equivalents	$4,636	$8,689	$17,918
Cash and cash equivalents, beginning of period	3,057	3,057	7,693

Cash and cash equivalents, end of period	$7,693	$11,746	$25,611

The accompanying notes are an integral part of these consolidated financial statements.

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)

1.	Organization and Principal Activities
       Capital Beyond Limited (“the Company”) was incorporated in the British Virgin Islands (“BVI”) on December 16, 2003.
       The PRC regulations currently limit foreign ownership of companies that provide advertising services. To comply with these regulations, the Company conducts substantially all of its advertising business activities through Guangdong Framedia Advertisement Company Ltd. (“Guangdong Framedia”), a variable interest entity, which was incorporated in the People’s Republic of China (the “PRC”) on December 16, 2003. The principal activities of Guangdong Framedia are the operation and maintenance of out-of-home television advertising network, as well as lift frame advertising network. Through contractual agreements described below, the Company is deemed the primary beneficiary of Guangdong Framedia resulting in Guangdong Framedia being deemed a subsidiary of the Company under the requirements of FIN 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46(R)”).
       On December 5, 2004, all of the shareholders of Guangdong Framedia entered into various contractual agreements with the Company, under which all of the shareholders pledged all equity shares it owned to the Company. In addition, the Company was assigned all voting rights by all the shareholders of Guangdong Framedia through an agreement that cannot be amended or terminated except by written consent of all parties. Finally, the Company has the option to acquire the equity interest of Guangdong Framedia for a purchase price equal to the respective registered capital of Guangdong Framedia or a proportionate amount thereof, or such higher price as required under PRC laws at the time of such purchase. The Company has agreed to pay the shareholder of Guangdong Framedia any excess of the purchase price paid for such equity interests in, or assets of Guangdong Framedia over the registered capital of Guangdong Framedia in the event that such option is exercised.
       The Company holds all the variable interest of Guangdong Framedia and the Company has been determined to be the most closely associated with Guangdong Framedia. Therefore the Company is the primary beneficiary of Guangdong Framedia. The agreements described above provided for effective control of Guangdong Framedia to be transferred to the Company on December 16, 2003 (date of inception). As a result, the consolidated financial statements reflect the consolidation of Guangdong Framedia starting from date of inception.
       In January 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest entities”, which requires certain variable interest entitles to be consolidated by the primary beneficiary of the entity if the ownership interest held by the equity investors in the entity does not have characteristics of a controlling financial interest or does not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after December 15, 2003.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
       The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)

(b)	Basis of Consolidation
       The consolidated financial statements include the financial statements of the Company and its variable interest entity, Guangdong Framedia. All inter-company transactions and balances have been eliminated upon consolidation.

(c)	Cash and Cash Equivalents
       Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(d)	Use of Estimates
       The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include the useful lives of and impairment for equipment.

(e)	Significant Risks and Uncertainties
       The Company participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operation, or cash flows: advances and trends in new technologies and industry standards; share market performance and public interest in companies operating in China that are listed on stock markets in the U.S.; competition from other competitors; changes in key suppliers; changes in certain strategic relationships; regulatory or other PRC factors; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.
(f) Equipment, Net
       Equipment is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Flat-panel television screens	5 years
Computers and office equipment	5 years

(g)	Impairment of Long-Lived Assets
       The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)

(h)	Revenue Recognition
       The Company’s revenues are primarily derived from advertising services. Revenues from advertising services are recognized ratably over the period in which the advertisement is displayed. Revenue is recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assures.
       Prepayments for the advertising services are deferred and recognized as revenue when the advertising services are rendered.
       The Company presents advertising service revenue, net of business tax incurred, which amounts to $25,878, $78 and $Nil for the year ended December 31, 2004 and three months ended March 31, 2004 (unaudited) and 2005 (unaudited), respectively.

(i)	Operating Leases
       Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statement of operations on a straight-line basis over the lease periods.

(k)	Foreign Currency Translation
       The functional and reporting currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.
       The financial records of the Company’s variable interest entity is maintained in its local currency, the Renminbi (“RMB”), which is the functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the statement of shareholders’ equity.

(l)	Income Taxes
       Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)

(m)	Comprehensive loss
       The net loss for the period presented was the same as the comprehensive loss for the period presented.

(n)	Fair Value of Financial Instruments
       Financial instruments include cash and cash equivalents, The carrying value of cash and cash equivalents approximates their fair values due to their short-term maturities.

(o)	Recently Issued Accounting Standards
       In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No. 03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No. 03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The adoption of this standard did not have a material impact on its financial positions or results of operations.
       In December 2003, the SEC issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition”. SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s consolidated financial statements.
       In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. The Statement establishes standards for how an issuer classifies and measures certain financial instruments. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities (or assets in some circumstances) in statements of positions or consolidated balance sheets, as appropriate. The financial instruments within the scope of this Statement are: (i) mandatorily redeemable shares that an issuer is obligated to buy back in exchange for cash or other assets; (ii) financial instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets; and (iii) financial instruments that embody an obligation that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s shares (excluding certain financial instruments indexed partly to the issuer’s equity shares and partly, but not predominantly, to something else). This Statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The Statement also requires disclosures about alternative ways of settling the instruments and about the capital structure of entities all of whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position, cash flows or results of operations.

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)
       In January 2003, the FASB issued Interpretation Number (“FIN”) No. 46, which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (Revised) to address certain FIN 46 implementation issues. The Company has elected to retroactively apply FIN 46 (Revised) and has consolidated Guangdong Framedia as its variable interest entity from its inception.

3.	Equipment, Net
       Equipment consists of:

	December 31,	March 31,
	2004	2005

		(Unaudited)
Flat-panel television screens	$562,080	$562,080
Less: accumulated depreciation	(59,091)	(85,790)

	$502,989	$476,290

4.	Accrued Expenses and Other Current Liabilities

	December 31,	March 31,
	2004	2005

		(Unaudited)
Other payables	$—	$69,935
Other taxes payable	3,932	3,920

	$3,932	$73,855

5.	Income Taxes
       The Company is a tax-exempted company incorporated in the British Virgin Islands.
       Guangdong Framedia, registered in the PRC is subject to PRC Enterprise Income Tax (“EIT”) on the taxable income as reported in its statutory financial statements adjusted in accordance with the relevant income tax laws. In accordance with “Income Tax Law of China for Private Enterprises”, the applicable EIT rate for Guangdong Framedia is 33%. No income tax has been provided in the consolidated financial statements as Guangdong Framedia was exempted from income tax in the periods presented.

6.	Mainland China Contribution Plan and Profit Appropriation
       Full time employees of Guangdong Framedia in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care,

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)
unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require Guangdong Framedia to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $5,747, $1,003 and $Nil for the year ended December 31, 2004 and the three months ended March 31, 2004 (unaudited) and 2005 (unaudited), respectively.
       Pursuant to laws applicable to the entities incorporated in the PRC, Guangdong Framedia must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In 2004, Guangdong Framedia made total appropriation of approximately $46,087.

7.	Commitments
       The Company leases certain office premises and certain building areas under non-cancelable leases, which expire in 2014. Rental expense under operating leases for year ended December 31, 2004 and the three months ended March 31, 2004 (unaudited) and 2005 (unaudited) were $350,650, $38,060 and $83,163, respectively.
       Future minimum lease payments under non-cancelable operating leases agreements were as follows:

December 31,
2004

2005	$445,860
2006	393,022
2007	276,157
2008	213,896
2009	57,998
Thereafter	48,861

$1,435,794

8.	Segment and Geographic Information
       The Company is engaged in the operation and maintenance of out-of-home television advertising network, as well as lift frame advertising network. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information can be found in the consolidated financial statements.

CAPITAL BEYOND LIMITED
NOTES TO THE FINANCIAL STATEMENTS — (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2004 AND
THE THREE MONTHS ENDED MARCH 31, 2004 (UNAUDITED) AND 2005 (UNAUDITED)
(in U.S. dollars, unless otherwise stated)
Geographic Information
       The Company operates, through Guangdong Framedia, in the PRC and all of the Company’s long lived assets are located in the PRC.
       As of December 31, 2004 and March 31, 2004 (unaudited) and 2005 (unaudited), there were no customers which accounted for 10% or more of the Company’s net revenues and accounts receivable.

9.	Related Party Transaction
       The amount due to Beijing Framedia Advertisement Co., Ltd., an entity owned by the same shareholders of the Company, amounted to $27,910, $240,942 and $101,734 as of December 31, 2004, March 31, 2004 (unaudited) and 2005 (unaudited), respectively.

10.	Subsequent Event
       On March 21, 2005, Focus Media Holding Limited acquired 100% of the outstanding ordinary shares of the Company including its then variable interest entity Guangdong Framedia in exchange of cash of $2,054,008. Immediately following the acquisition the Company became a wholly owned subsidiary of Focus Media Holding Limited and Guangdong Framedia became a wholly owned subsidiary Focus Media Advertisement Co. Ltd.

INFOACHIEVE LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF INFOACHIEVE LIMITED
       We have audited the accompanying consolidated balance sheets of Infoachieve Limited and its subsidiaries (the “Group”) as of December 31, 2004 and 2005 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for the years ended December 31, 2004 and 2005. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and 2005 and the results of its operations and its cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, China
May 8, 2006

INFOACHIEVE LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,

	2004	2005

	(In U.S. dollars,
	except share data)
Assets
Current assets:
Cash and cash equivalents	$228,909	$1,355,010
Accounts receivable, net of allowance for doubtful accounts of $Nil and $3,994 in 2004 and 2005	1,293,569	3,728,200
Inventories	6,572	791
Prepaid expenses and other current assets	367,635	733,110
Amounts due from related parties	501,819	—

Total current assets	2,398,504	5,817,111
Equipment, net	1,031,010	1,013,871
Acquired intangible assets, net	—	764,282
Goodwill	—	13,936,500

Total assets	$3,429,514	$21,531,764

Liabilities and shareholders’ equity
Current liabilities:
Short-term loans from shareholders	$365,802	$3,109,685
Accounts payable	113,817	590,035
Accrued expenses and other current liabilities	868,129	8,057,141
Amounts due to related parties	1,677,741	761,292

Total current liabilities	3,025,489	12,518,153

Commitments (Note 13)
Shareholders’ equity
Ordinary shares ($0.01 par value; 4,620,000 shares authorized in 2004 and 2005, respectively; 40,000 and 1,000,000 issued and outstanding in 2004 and 2005, respectively)	400	10,000
Additional paid-in capital	543,110	27,812,636
Accumulated deficit	(140,669)	(18,739,464)
Accumulated other comprehensive income (loss)	1,184	(69,561)

Total shareholders’ equity	$404,025	$9,013,611

Total liabilities and shareholders’ equity	$3,429,514	$21,531,764

The accompanying notes are an integral part of these consolidated financial statements.

INFOACHIEVE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,

	2004	2005

	(In U.S. dollars,
	except share data)
Revenues:
Advertising service revenue	$4,323,551	$11,828,519
Cost of revenues:
Advertising service cost	3,336,840	7,233,043

Gross profit	986,711	4,595,476

Operating expenses:
General and administrative (including share-based compensation of nil and $1,395,100 for 2004 and 2005, respectively)	543,351	5,428,018
Selling and marketing	821,518	3,363,704

Total operating expenses	1,364,869	8,791,722

Loss from operations	(378,158)	(4,196,246)
Interest income	1,691	2,012
Interest expense	(254,962)	(172,569)
Other income (expense), net	36,820	(3,857)

Loss before income taxes	(594,609)	(4,370,660)
Income taxes	3,880	1,941

Total income taxes	3,880	1,941

Net loss	(598,489)	(4,372,601)

Deemed dividend on ordinary shares	—	(15,187,200)
Deemed dividend on Series A-1 convertible redeemable preference shares — Redesignation	—	(1,136,700)
Deemed dividend on Series A-1 convertible redeemable preference shares — Accretion of redemption premium	—	(378,985)
Deemed dividend on Series A-2 convertible redeemable preference shares — Redesignation	—	(623,700)
Deemed dividend on Series A-2 convertible redeemable preference shares — Accretion of redemption premium	—	(207,820)

Loss attributable to holders of ordinary shares	$(598,489)	$(21,907,006)

Loss per share-basic and diluted	$(35.10)	$(27.10)

Shares used in calculating basic and diluted loss per share	17,049	808,302

The accompany notes are an integral part of these consolidated financial statements.

INFOACHIEVE LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND OTHER COMPREHENSIVE INCOME (LOSS)

				Retained	Accumulated
	Ordinary		Additional	earnings	other	Total
			paid-in	(Accumulated	comprehensive	shareholders	Comprehensive
	Shares	Amount	capital	deficit)	income (loss)	equity	income (loss)

	(In U.S. dollars, except share data)
Balance at January 1, 2004	—	$—	$477,950	$457,820	$31	$935,801	$61,134
Issuance of ordinary shares to incorporate Infoachieve	40,000	400	—	—	—	400
Incorporation of Wuhan Framedia	—	—	65,160	—	—	65,160
Cumulative translation adjustment	—	—	—	—	1,153	1,153	1,153
Net loss	—	—	—	(598,489)	—	(598,489)	(598,489)

Balance at December 31, 2004	40,000	$400	$543,110	$(140,669)	1,184	$404,025	$(597,336)
Issuance of ordinary shares	960,000	9,600	15,187,200	(15,187,200)	—	9,600	—
Reclassification of ordinary shares to Series A-1 convertible redeemable preference shares	(270,000)	(2,700)	—	—	—	(2,700)	—
Reclassification of ordinary shares to Series A-2 convertible redeemable preference shares	(110,000)	(1,100)	—	—	—	(1,100)	—
Issuance of ordinary shares for acquisitions	614,200	6,142	8,878,966	—	—	8,885,108	—
Liquidation of entities under common control	—	—	(545,087)	3,308,211	—	2,763,124	—
Issuance of ordinary shares to Chief Executive Officer	40,000	400	1,394,700	—		1,395,100	—
Deemed dividend on Series A-1 convertible redeemable preference shares	—	—	—	(1,515,685)	—	(1,515,685)	—
Deemed dividend on Series A-2 convertible
Redeemable preference shares	—	—	—	(831,520)	—	(831,520)	—
Conversion of Series A-1 convertible redeemable preference shares to ordinary shares	270,000	2,700	1,515,685	—	—	1,518,385	—
Conversion of Series A-2 convertible redeemable preference shares to ordinary shares	110,000	1,100	831,520	—	—	832,620	—
Cancellation of ordinary shares	(654,200)	(6,542)	6,542	—	—	—	—
Cumulative translation adjustment	—	—	—	—	(70,745)	(70,745)	(70,745)
Net loss	—	—	—	(4,370,601)	—	(4,370,601)	(4,370,601)

Balance at December 31, 2005	1,000,000	$10,000	$27,812,636	$(18,739,464)	$(69,561)	$9,013,611	$(4,441,346)

INFOACHIEVE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	December 31,

	2004	2005

	(In U.S. dollars)
Operating activities:
Loss attributable to holders of ordinary shares	$(598,489)	$(21,907,006)
Deemed dividend on ordinary shares	—	15,187,200
Deemed dividend on Series A-1 convertible redeemable preference shares — Redesignation	—	1,136,700
Deemed dividend on Series A-1 convertible redeemable preference shares — Accretion of redemption premium	—	378,985
Deemed dividend on Series A-2 convertible redeemable preference shares — Redesignation	—	623,700
Deemed dividend on Series A-2 convertible redeemable preference shares — Accretion of redemption premium	—	207,820

Net loss	(598,489)	(4,372,601)
Adjustments to reconcile net loss to net cash provided by operating activities:
Share-based compensation expense	—	1,395,100
Depreciation and amortization	157,990	471,326
Bad debt allowance	—	3,994
Changes in assets and liabilities, net of effects of acquisitions
Accounts receivable, net	(568,897)	(2,438,625)
Inventories	35	5,152
Prepaid expenses and other current assets	(75,185)	(369,658)
Amounts due from related parties	(133,800)	248,522
Accounts payable	34,696	476,204
Accrued expenses and other current liabilities	566,431	7,099,537
Amounts due to related parties	738,591	(916,449)

Net cash provided by operating activities	121,372	1,602,501

Investing activities:
Acquisition of businesses, net of cash acquired of $nil	—	(1,703,972)
Purchase of equipment	(636,378)	(561,068)

Net cash used in investing activities	$(636,378)	$(2,265,040)

Financing activities:
Proceeds from short-term loans from shareholders	$365,802	$2,743,883
Repayment of short-term loans from shareholders	(81,892)	—
Proceeds of amounts due to related parties	435,681	761,292
Repayment of amounts due to related parties	(120,824)	(1,655,390)
Proceeds from issuance of ordinary shares	400	9,600

Net cash provided by financing activities	$599,167	$1,859,385

Effect of exchange rate changes	$1,153	$(70,745)

Net increase in cash and cash equivalents	85,314	1,126,101
Cash and cash equivalents, beginning of year	143,595	228,909

Cash and cash equivalents, end of year	$228,909	$1,355,010

INFOACHIEVE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the years ended
	December 31,

	2004	2005

	(In U.S. dollars)
Supplemental disclosure of cash flow information
Income taxes paid	$3,880	$7,673

Interest paid	$—	$—

Supplemental disclosures of non-cash activities:
Non-cash investing activities:
Acquisition of businesses:
Value of ordinary shares issued	$—	$8,885,108
Cash consideration	—	6,209,656

Businesses acquired (including intangibles of $1,036,914, goodwill of $13,936,500, equipment of $121,350)	$—	$15,094,764

Non-cash financing activities:
Reclassification of ordinary shares to Series A-1 convertible redeemable preference shares	$—	$1,139,400

Reclassification of ordinary shares to Series A-2 convertible redeemable preference shares	$—	$624,800

Issuance of ordinary shares to shareholders in exchange for services	$—	$15,187,200

Issuance of ordinary shares to Chief Executive Officer in exchange for services	$—	$1,395,100

Conversion of Series A-1 convertible redeemable preference shares to ordinary shares	$—	$1,518,385

Conversion of Series A-2 convertible redeemable preference shares to ordinary shares	$—	$832,620

The accompany notes are an integral part of these consolidated financial statements.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

1.	Organization and Principal Activities
       Prior to April 28, 2004, the Group operated through the following entities (collectively “the Combined Entities”):

Entities under common control	Place of incorporation	Date of incorporation

Shanghai Framedia Advertisement Co., Ltd. (“Shanghai Framedia”)	People’s Republic of China (“PRC”)	November 4, 2002
Beijing Framedia Advertisement Co., Ltd. (“Beijing Framedia”)	PRC	May 9, 2000
Guangdong Framedia Advertisement Co., Ltd. (“Guangdong Framedia”)	PRC	December 16, 2003
Shenzhen Framedia Advertisement Co., Ltd. (“Shenzhen Framedia”)	PRC	May 8, 2003
Wuhan Framedia Advertisement Co., Ltd. (“Wuhan Framedia”)	PRC	November 28, 2003
       Subsequent to April 28, 2004, Framedia Advertisement Development (Shanghai) Co., Ltd. (“Framedia Development”), a PRC entity, was incorporated by the same shareholders of the Combined Entities and all of the operations of the Combined Entities were transferred to Framedia Development.
       On July 28, 2004, the same shareholders of the Combined Entities and Framedia Development incorporated Infoachieve Limited (“Infoachieve”), a British Virgin Islands entity.
       In substance, the combined entities which are existing companies have been reorganized into the new company Framedia Development. Accordingly, the Group’s financial statements are prepared by including the financial statements of the combined entities through April 2004 and subsequently the Group’s consolidated financial statements which include Framedia Development, Infoachieve and its variable interest entities.
       The Group is principally engaged in the sale of frame space advertising in high-end residential complex in the PRC.
       The PRC rules and regulations currently limit direct foreign ownership in companies that provide advertising services, including frame space advertising services. To comply with these rules and regulations, when the shareholders established Infoachieve in July 2004, Framedia Development entered into various agreements with Infoachieve, including transfer of operation agreements and exclusive consulting and service agreements. Under these agreements, Infoachieve is the exclusive provider of management consulting services to Framedia Development. In return, Framedia Development is required to pay Infoachieve services fees for the management consulting services received. The management consulting service fees are the net profits of Framedia Development. In addition, Infoachieve has been assigned all voting rights by the direct owners of Framedia Development through agreements valid for ten years. Finally, Infoachieve has the option to acquire the equity interest of Framedia Development. Infoachieve holds all the variable interests of Framedia Development and has been determined to be most closely associated with Framedia Development and is considered the primary beneficiary of Framedia Development.
       On June 1, 2005, Infoachieve provided loans to two of its shareholders to acquire 100% of the outstanding shares of Guangdong Century Sparkle Advertisement Co., Ltd. (“Sparkle”), a frame

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
advertisement service provider. Principal terms of the loan agreements provide that (i) Infoachieve entitles to receive service fees by providing management consulting services to Sparkle; (ii) Infoachieve has been assigned all voting rights valid indefinitely that cannot be amended or terminated except by written consent of all parties; and (iii) Infoachieve has the options to acquire the equity interest of Sparkle. Infoachieve holds all the variable interests of Sparkle and has been determined to be most closely associated with Sparkle and is considered the primary beneficiary of Sparkle.
       Through the above arrangements, under the requirements of FIN 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46(R)”), Framedia Development and Sparkle have become the variable interest entities of Infoachieve, as a result, the financial statements of Framedia Development and Sparkle have been consolidated with Infoachieve as its subsidiaries since they were established or acquired.
       On June 16, 2005, Infochieve applied to establish Shanghai Framedia Investment Consultation Co., Ltd. (“Framedia Consultation”) in Shanghai with an operating period of 30 years, and related capital contribution was completed on December 21, 2005. Framedia Consultation is wholly owned by Infochieve and is engaged in provision of consultation and management services to other entities within the group and to third party customers.
       As of December 31, 2005, Infoachieve’s variable interest entities and subsidiary include the following entities:

	Date of	Place of
Entity	incorporation	incorporation

Framedia Development*	April 28, 2004	PRC
Sparkle*	March 25, 2005	PRC
Framedia Consultation	June 16, 2005	PRC

*	Represents a variable interest entity.
       These Companies have been entities under common control which has established the basis to consolidate them from their inception. Accordingly, the accompanying financial statements include the financial statements of Shanghai Framedia, Beijing Framedia, Guangdong Framedia, Shenzhen Framedia, Wuhan Framedia, Framedia Development and Infoachieve and its variable interest entities, collectively the “Group.”
       From June 2005 to December 2005, Shanghai Framedia, Beijing Framedia, Guangdong Framedia, Shenzhen Framedia, Wuhan Framedia were liquidated, their balances sheets as of December 31, 2005 have not been included in the consolidated balance sheet as of December 31, 2005.
       Between June 1, 2005 and December 31, 2005, the Group through Infoachieve acquired the frame advertising net assets from eight companies that operated in the same industry in the PRC. These acquisitions were accounted for as acquisition of a business and for details, see Note 3, Acquisitions.
       On October 14, 2005, all the same shareholders of Infoachieve incorporated Total Team Investments Limited (“Total Team”) in the British Virgin Islands. According to the Share Purchase Agreement, the shareholders of Infoachieve transferred all the issued shares in Infoachieve Limited to Total Team. Total Team became the only shareholder of Infoachieve.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

2.	Summary of Significant Accounting Policies
(a) Basis of presentation
       The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements reflect the operations of Shanghai Framedia, Beijing Framedia, Guangdong Framedia, Shenzhen Framedia and Wuhan Framedia through April 2004 and the Group’s consolidated financial statements thereafter.
(b) Cash and cash equivalents
       Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.
(c) Use of estimates
       The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, the useful lives and impairment of equipment, intangible assets and goodwill and valuation allowance for deferred tax assets.
(d) Significant risks and uncertainties
       The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations, or cash flows: the Group’s limited operating history; advances and trends in new technologies and industry standards; competition from other competitors; regulatory or other PRC related factors; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth; risks associated with the Group’s growth strategies; and general risks associated with the advertising industry.
(e) Equipment, net
       Equipment, net is carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Frame	5 years
Computer and office equipment	5 years
Liquid crystal display	5 years
(f) Impairment of long-lived assets
       The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the longlived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
fair value of the assets. The Group recognized impairment loss of Nil and $115,789 for the years ended December 31, 2004 and 2005. In 2005, the Group decided to replace the remaining tangible assets acquired through the acquisitions and assessed the recoverable amounts of the net tangible assets to be nil, therefore, the Group recognized an impairment loss of $115,789 which is equal to the remaining amount of the tangible assets acquired from the acquisitions.
(g) Goodwill
       SFAS No. 142 requires the Group to complete a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. SFAS No. 142 requires completion of this first step within the first six months of initial adoption and annually thereafter. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.
       Management has performed the annual goodwill impairment test, no events had occurred and no indications had been identified as of December 31, 2005 that reduced the fair value of the Group’s reporting units below the carrying value of the goodwill and intangible assets.
       The changes in the carrying amount of goodwill for the year ended December 31, 2005 are as follows:

Balance as of January 1, 2005	$—
Goodwill acquired during the year	13,936,500
Goodwill impaired since acquired	—

Balance as of December 31, 2005	$13,936,500

(h) Revenue recognition
       The Group’s revenues are primarily derived from advertising services. Revenues from advertising services are recognized ratably over the period in which the advertisement is displayed. Accordingly, revenue is recognized when all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable; and (iv) collection of the resulting receivable is reasonably assured.
       Prepayments for the advertising services are deferred and recognized as revenue when the advertising services are rendered.
       The Group presents advertising service revenue, net of business tax incurred, which amounts to $442,593 and $1,066,409 for the years ended December 31, 2004 and 2005, respectively.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
(i) Operating leases
       Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating lease. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.
(j) Foreign currency translation
       The reporting currency of the Group is the United States dollar (“US dollar”). The functional currency of the Group is the Renminbi (“RMB”). Monetary assets and liabilities denominated in currencies other than US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than US dollar during the periods are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the consolidated statements of operations.
(k) Income taxes
       Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities.
(l) Comprehensive income/loss
       Comprehensive income/loss includes foreign currency translation adjustments. Comprehensive income/loss is reported in the statements of shareholders’ equity.
(m) Concentration of credit risk
       Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Group places their cash and cash equivalents with financial institutions with high-credit ratings and quality.
       The Group conducts credit evaluations of customers and generally do not require collateral or other security from their customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
(n) Fair value of financial instruments
       Financial instruments include cash and cash equivalents and short-term loans from shareholders. The carrying values of cash and cash equivalents and short-term loans from shareholders approximate their fair values due to their short-term maturities.
(o) Loss per share
       Basic loss per share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the years. Diluted loss per

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of diluted loss per ordinary share in loss years as their effects would be antidilutive. Basic loss per share is equal to diluted loss per share as there are no potential convertible securities for the end of years presented.
(p) Recently issued accounting standards
       In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), In exchange for the award. The grant-date fair value of employee share options and similar instruments are to be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company is required to adopt SFAS No. 123R effective January 1, 2006.
       Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will not be significant.
       In March 2006, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)”, which provides clarification of the concept of mutual understanding between employer and employee with respect to the grant date of a share-based payment award. This FSP provides that a mutual understanding of the key terms and conditions of an award shall be presumed to exist on the date the award is approved by management if the recipient does not have the ability to negotiate the key terms and conditions of the award and those key terms and conditions will be communicated to the individual recipient within a relatively short time period after the date of approval. This guidance shall be applied upon initial adoption of SFAS 123(R). The Company is currently evaluating the effect that the adoption of the

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
FSP will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.
       In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 on January 1, 2006 to have a material impact on its results of operations and financial condition.
       In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not expect the adoption of SFAS No. 155 to have a material impact on its consolidated results of operations and financial condition.
       In March 2005, the FASB issued FIN 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143” (“FIN 47”), which requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company does not expect the adoption of FIN 47 will have a material impact on its results of operations and financial condition.

3.	Acquisitions
       During 2005 and 2004, the Group has made the following acquisitions to continue to expand its networks in desirable locations to establish other stand alone networks that provide effective channels for advertisers:

(a) On June 1, 2005, two shareholders of Infoachieve, Lei Liu and Shi Yong acquired 100% of the equity of Guangdong Century Sparkle Advertising Co., Ltd. (“Sparkle”), a frame advertising service provider, in exchange for cash of $701,330 and 90,000 ordinary shares of Infoachieve having a fair value of $15.62 per ordinary share which was determined by a retrospective valuation performed by an independent valuation firm. The cash consideration was satisfied by a loan from the Group to Lei Liu and Yong Shi. At the completion of the acquisition, Lei Liu and Yong Shi entered into various agreements with Infoachieve, including an exclusive service agreement entitled Infoachieve to receive service fees in an amount up to all of the net income of Sparkle. In addition, Infoachieve has been assigned all the voting rights by Lei Liu and Yong Shi through an agreement valid indefinitely that cannot be amended or terminated except by written consent of all parties. Finally, Infoachieve has the option to acquire the equity interest of Sparkle. Infoachieve holds all the variable interests of Sparkle and has been determined to be most closely associated with Sparkle. Therefore Infoachieve is the primary

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

beneficiary of Sparkle. As a result, the consolidated financial statements reflect the consolidation of Sparkle into Infoachieve. The acquisition was recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $2,107,130 consisted of the following:

Cash consideration	$701,330
Value of the ordinary shares issued	1,405,800

Total consideration	$2,107,130

       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$23,942
Intangible assets:
Lease agreements	111,473	5 years
Customer base	18,237	5 years
Contract backlog	14,372	2.5 months
Goodwill	1,939,106	N/A

Total	$2,107,130

(b) On July 1, 2005, the Group through Infoachieve acquired the signed lease agreements, frames and ongoing advertising agreements of Langmei Co. Ltd., a frame advertising service provider, in exchange for cash of $828,295 and 160,000 ordinary shares of Infoachieve having a fair value of $14.24 per ordinary share which was determined by a retrospective valuation performed by an independent valuation firm. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $3,106,695 consisted of the following:

Cash consideration	$828,295
Value of the ordinary shares issued	2,278,400

Total consideration	$3,106,695

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$12,563
Intangible assets:
Lease agreements	56,878	5 years
Customer base	41,314	5 years
Contract backlog	49,891	2.5 months
Goodwill	2,946,049	N/A

Total	$3,106,695

(c) On July 1, 2005, the Group through Infoachieve acquired the signed lease agreements, frames and ongoing advertising agreements of Beijing Xinchengsihai Advertising Co., Ltd., a frame advertising services provider, in exchange for cash of $1,207,730. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$6,642
Intangible assets:
Lease agreements	63,043	5 years
Customer base	5,918	5 years
Contract backlog	483	2.5 months
Goodwill	1,131,644	N/A

Total	$1,207,730

(d) On July 5, 2005, the Group through Infoachieve acquired the signed lease agreements, frames and ongoing advertising agreements of Beijing Tuojia Advertising Co., Ltd., a frame advertising services provider, in exchange for cash of $870,617 and 95,200 ordinary shares of Infoachieve having a fair value of $14.24 per ordinary share which was determined by a retrospective valuation performed by an independent valuation firm. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $2,226,265 consisted of the following:

Cash consideration	$870,617
Value of the ordinary shares issued	1,355,648

Total consideration	$2,226,265

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$21,263
Intangible assets:
Lease agreements	92,546	5 years
Customer base	12,323	5 years
Contract backlog	43,735	2.5 months
Goodwill	2,056,398	N/A

Total	$2,226,265

(e) On July 1, 2005, the Group through Infoachieve acquired the signed lease agreements, frames and ongoing advertising agreements of Shanghai Yangguangjiaxin Advertising Co., Ltd., a frame advertising services provider, in exchange for cash of $241,838 and 99,000 ordinary shares of Infoachieve having a fair value of $14.24 per ordinary share which was determined by a retrospective valuation performed by an independent valuation firm. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $1,651,598 consisted of the following:

Cash consideration	$241,838
Value of the ordinary shares issued	1,409,760

Total consideration	$1,651,598

       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$15,340
Intangible assets:
Lease agreements	140,475	5 years
Customer base	11,233	5 years
Contract backlog	30,680	2.5 months
Goodwill	1,453,870	N/A

Total	$1,651,598

(f) On July 1, 2005, the Group through Infoachieve acquired the signed lease agreements, frames and ongoing advertising agreements of Guangzhou Liju Advertising Co., Ltd., a frame advertising services provider, in exchange for cash of $483,676 and 140,000 ordinary shares of Infoachieve having a fair market value of $14.24 per ordinary share which was determined by a retrospective valuation performed by an independent valuation firm. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $2,477,276 consisted of the following:

Cash consideration	$483,676
Value of the ordinary shares issued	1,993,600

Total consideration	$2,477,276

       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$10,146
Intangible assets:
Lease agreements	139,751	5 years
Customer base	21,863	5 years
Contract backlog	16,427	2.5 months
Goodwill	2,289,089	N/A

Total	$2,477,276

(g) On September 1, 2005, the Group through Infoachieve acquired the signed lease agreements, frames and ongoing advertising agreements of Beijing Lingxian Media Advertising Co., Ltd., a frame advertising services provider, in exchange for cash of $1,011,097. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied. The acquired net assets were recorded at their fair market value at the date of acquisition. The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$25,893
Intangible assets:
Lease agreements	52,898	5 years
Customer base	19,852	5 years
Contract backlog	25,030	2.5 months
Goodwill	887,424	N/A

Total	$1,011,097

(h) On October 1, 2005, the Group acquired the signed lease agreements, frames and ongoing advertising agreements of Shenzhen Xinghuo Advertising Co., Ltd., a frame advertising services provider, in exchange for cash of $865,073 and 30,000 ordinary shares having a fair market value of $14.73 per ordinary share which was determined by a retrospective valuation performed by an independent valuation firm. This is considered an acquisition of a business and accordingly the purchase method of accounting has been applied.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

The acquired net assets were recorded at their fair market value at the date of acquisition. The aggregate purchase price of $1,306,973 consisted of the following:

Cash consideration	$865,073
Value of the ordinary shares issued	441,900

Total consideration	$1,306,973

       The purchase price was allocated as follows:

		Amortization
		period

Net tangible assets acquired	$5,561
Intangible assets:
Lease agreements	53,910	5 years
Customer base	6,055	5 years
Contract backlog	8,527	2.5 months
Goodwill	1,232,920	N/A

Total	$1,306,973

Pro forma
       The following summarized unaudited pro forma results of operations for the year ended December 31, 2005 assuming that all acquisitions during the year ended December 31, 2005 occurred as of January 1, 2004 and 2005. These pro forma results have been prepared for comparative purposes only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of January 1, 2004 and 2005.

	Pro forma

	Year ended	Year ended
	December 31, 2004	December 31, 2005

	(unaudited)	(unaudited)
Revenues	$14,110,552	$12,084,864
Net loss attributable to holders of ordinary shares	$(550,713)	$(18,624,320)
Loss per share — basic and diluted	$(32.30)	$(23.04)

4.	Accounts Receivable, Net
       Accounts receivable, net consists of the following:

	December 31,

	2004	2005

Billed receivables	$589,634	$3,149,886
Unbilled receivables	703,935	578,314

	$1,293,569	$3,728,200

       Unbilled receivables represent amounts earned under advertising contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
contract term. The Group anticipates that substantially all of such unbilled amounts will be billed and collected within twelve months of the balance sheet dates.

5.	Prepaid Expenses and Other Current Assets
       Prepaid expenses and other current assets consist of the following:

	December 31,

	2004	2005

Other receivables	$135,576	$383,835
Prepaid expenses	111,870	279,743
Employee advances	72,026	69,532
Other taxes refundable	48,163	—

	$367,635	$733,110

6.	Equipment, Net
       Equipment, net consists of the following:

	December 31,

	2004	2005

Frame	$641,008	$1,148,014
Computers and office equipment	174,164	351,315
Liquid crystal displays	562,080	—

	1,377,252	1,499,329
Less: accumulated depreciation and amortization	(346,242)	(485,458)

	$1,031,010	$1,013,871

7.	Acquired Intangible Assets, Net
       Acquired intangible assets, net consist of the following:

	December 31,

	2004	2005

Lease agreements	$—	$710,974
Customer base	—	136,795
Contract backlogs	—	189,145
Less: accumulated amortization	—	(272,632)

	$—	$764,282

       In 2005, the Group acquired certain lease agreements, customer base and contract backlogs through various acquisitions (see Note 3). The Group recorded an amortization expense of $272,632 for the year ended December 31, 2005. The Group will record amortization expenses of $172,883, $172,883, $172,883, $172,883 and $72,750 for 2006, 2007, 2008, 2009 and 2010, respectively.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

8.	Accrued Expenses and Other Current Liabilities
       Accrued expenses and other current liabilities consist of the following:

	December 31,

	2004	2005

Payables related to acquisitions	$—	$4,505,684
Professional fees	—	939,113
Sales commission	30,688	592,729
Advances from employees	244,847	621,330
Other taxes payable	387,074	467,560
Employee payroll and welfare	43,954	299,345
Accrued expenses	45,315	261,504
Advance from customers	75,580	42,007
Others	40,671	327,870

	$868,129	$8,057,141

9.	Income Taxes
       Infoachieve is a tax-exempted company incorporated in the British Virgin Islands.
       Beijing Framedia, Shanghai Framedia, Guangdong Framedia, Shenzhen Framedia, Wuhan Framedia and Infoachieve’s variable interest entities were all registered in the PRC, which are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws.
       The tax rate for Beijing Framedia was 33% and the taxable income was calculated at 8% of gross revenue in the periods presented.
       The EIT rate for Shanghai Framedia was 33% but no income tax was provided as Shanghai Framedia was exempted from income tax in 2004 and there was no assessable taxable income in 2005.
       The EIT rate for Guangdong Framedia was 33%. No income tax has been provided as Guangdong Framedia was exempted from income tax in the periods presented.
       The EIT rate for Shenzhen Framedia was 15% and no income tax was provided as Shenzhen Framedia had no assessable taxable income.
       Wuhan Framedia was subject to a fixed amount of income tax, which was $445 per year.
       The EIT rate for Framedia Development is 33%. No income tax has been provided in the periods presented as Framedia Development was exempted from income tax in 2004 and 2005.
       The EIT rate for Sparkle is 33%, and the taxable income was calculated at 20% of gross revenue in the period presented. Sparkle enjoys an 18% preferential tax rate determined by its operating scale.
       The EIT rate for Framedia Consultation was 33%. No income tax has been provided as there was no assessable taxable income in 2005.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
       The principal components of the Group’s deferred income tax assets are as follows:

	December 31,

	2004	2005

Deferred tax assets:
Pre-operating expenses	$—	$12,088
Allowance for doubtful accounts	—	1,318

Total deferred tax assets	—	13,406
Valuation allowance on deferred tax assets	—	(13,406)

Net deferred tax assets	$—	$—

       The Group operates through multiple subsidiaries and variable interest entities and the valuation allowance is considered on each individual subsidiary and variable interest entity basis.
       The Group did not have any timing differences relating to deferred tax liabilities as of December 31, 2004 and 2005.
       Full valuation allowance has been provided for the deferred tax assets arising mainly from pre-operating expenses and allowance for doubtful accounts as the Group believes that it is more likely than not that the deferred tax assets will not be realized.
       A reconciliation between total income tax expense and the Group’s effective tax rate is as follows:

	For the year
	ended
	December 31,

	2004	2005

Statutory tax rate	33.0%	33.0%
Permanent book-tax differences	(27.1)%	(32.7)%
Change in valuation allowance	(5.9)%	(0.3)%

Effective tax rate	—	—

10.	Convertible Redeemable Preference Shares

(a) In May 2005, 270,000 outstanding ordinary shares were reclassified and re-designated into 270,000 Series A-1 convertible redeemable preference shares. The re-designation has resulted in a deemed dividend of $1,136,700 which represents the difference between the fair value of the Series A-1 convertible redeemable preference shares at the date of the re-designation of $4.22 and the initial issuance price of the ordinary shares of $0.01 for 270,000 shares.

At any time on or after the sixtieth month after the date on which the Series A convertible redeemable preference shares were first allotted and issued, and from time to time thereafter, the Group shall, at the election of any holder of Series A convertible redeemable preference shares, redeem all or part of the Series A convertible redeemable preference shares held by such redeeming holder. The redemption price shall be 150% of the $4.22 per share for Series A-1 convertible redeemable preference shares in effect on the redemption date plus all

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers. The Group recorded a deemed dividend of $378,985 for the year ended December 31, 2005, which resulted from amortization of the 50% redemption premium associated with Series A-1 convertible redeemable preference shares.

(b) In May 2005, 110,000 outstanding ordinary shares were reclassified and re-designated into 110,000 Series A-2 convertible redeemable preference shares. The re-designation has resulted in a deemed dividend of $623,700 which represents the difference between the fair value of the Series A-2 convertible redeemable preference shares at the date of the re-designation of $5.68 and the initial issuance price of the ordinary shares of $0.01 for 110,000 shares.

At any time on or after the sixtieth month after the date on which the Series A convertible redeemable preference shares were first allotted and issued, and from time to time thereafter, the Group shall, at the election of any holder of Series A convertible redeemable preference shares, redeem all or part of the Series A convertible redeemable preference shares held by such redeeming holder. The redemption price shall be 150% of the $5.68 per share for Series A-2 convertible redeemable preference shares in effect on the redemption date plus all declared but unpaid dividends thereon up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, or mergers. The Group recorded a deemed dividend of $207,820 as of December 31, 2005, which resulted from amortization of the 50% redemption premium associated with Series A-1 convertible redeemable preference shares.
       The significant terms of the Series A-1 and Series A-2 convertible redeemable preference shares are as follows:
Conversion
       Each of the Series A-1 and Series A-2 convertible redeemable preference shares is convertible into one ordinary share at a conversion price of $4.22 per share for Series A-1 convertible redeemable preference shares and $5.68 per share for Series A-2 convertible redeemable preference shares, at the option of the holder at any time after the date of issuance of such shares, or is automatically converted into ordinary shares at the then effective Series A conversion price upon a Qualified IPO. The conversion price should be subject to the following adjustment:
       Adjustment of the Series A-1 and Series A-2 convertible redeemable preference shares conversion price upon issuance of additional ordinary shares at below Series A convertible redeemable preference shares conversion price — in the event that Infoachieve shall issue any additional ordinary shares at a subscription price per share less than the Series A-1 and Series A-2 convertible redeemable preference shares conversion price, in effect on the date of and immediately prior to such issuance, the Series A convertible redeemable preference shares conversion price shall be reduced to a price equal to the consideration per share for which such additional ordinary shares are issued.
Voting rights
       All ordinary shares shall have one vote each. Each convertible redeemable preference share shall be entitled to the number of votes equal to the number of ordinary shares into which such Series A convertible redeemable preference could be converted at the record date for determination

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
of the members entitled to vote on such matters. The holders of the Series A-1 and Series A-2 convertible redeemable preference shares and the ordinary shares shall vote together and not as a separate class, except as otherwise specifically required by the merger and acquisition agreements.
Dividends
       The holders of the Series A-1 and Series A-2 convertible redeemable preference shares shall be entitled to receive out of any funds legally available therefore, when and if declared by the Directors, equivalent dividends or other distributions made or declared, whether in cash, in property or in any shares of Infoachieve, in respect of any other class or series of shares of Infoachieve.
Liquidation preference
       In the event of any liquidation, dissolution or winding up of Infoachieve, the holders of Series A-2 convertible redeemable preference shares shall receive the amount equal to 100% of the Series A Original Reference Price. After setting aside or paying in full the preferential amount due to the holders of Series A-2 convertible redeemable preference shares, the holders of the Series A-1 convertible redeemable preference shares shall be entitled to receive, the amount equal to 100% of the Series A Original Reference Price.
       Series A Original Reference Price means, with respect to the Series A-1 convertible redeemable preference shares, $4.22, being the price at which the Series A-1 convertible redeemable preference shares were valued on the date on which the Series A-1 preference shares were first created by the Group by the redesignation of ordinary shares then in issue, and, with respect to the Series A-2 preference shares, $5.68, being the price at which the Series A-2 convertible redeemable preference shares were valued on the date on which the Series A-2 convertible redeemable preference shares were first created by the Group by the redesignation of ordinary shares then in issue.
11.     Ordinary Shares
       (a) On July 28, 2004, in order to incorporate Infoachieve, the Group issued 400 ordinary shares to the shareholders of the combined entities for cash proceeds of $400.
       (b) On March 12, 2005 the Board of Directors approved a stock split of 100:1 of the ordinary shares which has been retroactively reflected in the Group’s consolidated financial statements.
       (c) On March 21, 2005, the Group issued 960,000 ordinary shares to the Founders for cash proceeds of $9,600. This has resulted in a deemed dividend of $15,187,200 which represents the difference between the fair value of the ordinary shares at the date of issuance of $15.83 and the par value of $0.01 for 960,000 shares. The fair value was determined based on a retrospective independent third party valuation.
       (d) On May 12, 2005, 380,000 outstanding ordinary shares were reclassified and redesignated into 270,000 Series A-1 convertible redeemable preference shares and 110,000 Series A-2 convertible redeemable preference shares. (See Note 10(a)(b))
       (e) On May 12, 2005 and September 2, 2005, the principal shareholders of the Group transferred 50,000 ordinary shares of their own and the Group issued 40,000 ordinary shares to the Chief Executive Officer of Infoachieve in return for his service, respectively. These have resulted in a compensation expense of $1,395,100, which was based on the fair value of the price of ordinary shares. The fair value was determined based on a retrospective independent third party valuation.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
       (f) On October 14, 2005, all the same shareholders of Infoachieve incorporated Total Team in the British Virgin Islands. According to the Share Purchase Agreement and the supplemental agreements, following arrangements were made:

(i) 620,000 Ordinary Shares issued to the founders were transferred to Total Team,

(ii) The Chief Executive Officer who owned 40,000 ordinary shares and the shareholders of the entities being acquired by Infoachieve who were issued 614,200 ordinary shares of Infoachieve all agreed to exchange these issues with the same number of shares of Total Team, these 654,200 ordinary shares were cancelled by Total Team immediately after this transfer,

(iii) The 270,000 Series A-1 Preferred Shares and the 110,000 Series A-2 Preferred Shares were first converted to same number of Infoachieve’s ordinary shares, then were transferred to Total Team.

After these arrangements, Infoachieve’s total issued and outstanding ordinary shares were 1,000,000, which were fully acquired by Focus Media Holding Limited (“Focus Media”) on January 1, 2006.
12.     Mainland China Contribution Plan and Profit Appropriation
       Full time employees of the Group in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $18,991, and $115,726 for the years ended December 31, 2004 and 2005, respectively.
       Pursuant to laws applicable to entities incorporated in the PRC, the Group’s variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) a enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the Group’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. In 2004 and 2005, the Group did not make any appropriations.
13.     Commitments
(a) Leases
       The Group has entered into operating leasing arrangements relating to the placement of the print in the commercial locations where the Group operates the networks and in connection with the lease of the Group’s office premises. Rental expenses under operating leases for 2004 and 2005 were $1,935,891 and $3,881,981, respectively.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005
       Future minimum lease payments under non-cancelable operating leases agreements were as follows:

December 31,
2005

December 31,
2006	$3,687,665
2007	1,446,995
2008	399,542
2009	50,112
2010 and thereafter	14,336

$5,598,650

14.	Segment and Geographic Information
       The Group is engaged in selling print advertisement on its network of frame located in high traffic areas in commercial locations throughout China.
       The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.
       Although the Group operates through multiple cities in China which include Beijing, Shanghai, Guangzhou, Shenzhen and Wuhan, it believes it operates in one segment as all cities provide selling frame space to the customers and advertisers. Accordingly all financial segment information can be found in the consolidated financial statements.
Geographic information
       The Group operates in the PRC and all of the Group’s long lived assets are located in the PRC.

15.	Major Customers
       Details of the customers accounting for 10% or more of total revenues are as follows:

	Years ended
	December 31,

	2004	2005

	%	%
Beijing Yitongfeiyang Advertising Co., Ltd.	16.9	15.5
       Details of the customers accounting for 10% or more of accounts receivable are as follows:

	December 31,

	2004	2005

	%	%
Beijing Yitongfeiyang Advertising Co., Ltd	26.6	22.6
Beijing Guanliang Advertising Co., Ltd.	18.2	—
Beijing Taihedongfang Advertising Co., Ltd.	10.3	—

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

16.	Related Party Balances
       (a) Amounts due from related parties
       The amounts due from related parties were cash advances to the Founders to invest in Shanghai Framedia, Guangdong Framedia, Shenzhen Framedia, Wuhan Framedia and Infoachieve. The amounts were unsecured and interest free and fully repaid in 2005.
       (b) Short-term loans from shareholders
       At December 31, 2004, the short-term loans from shareholders represented the principal of $365,802, which was interest bearing starting from January 1, 2005 at an interest rate of 7% per annum and was repayable in December 2005.
       At December 31, 2005, the short-term loans from shareholders are comprised of the principal of $3,048,522 and the interest calculated at 7% per annum, all of which was repayable within one year.
       The short-term loans were provided to the Group to be used as part of the consideration to complete the acquisitions described in Note 3.
       (c) Amounts due to related parties
       Details of amounts due to related parties as of December 31, 2004 and 2005 were as follows:

	December 31,

	2004	2005

Principal shareholders	$1,677,741	$761,292

       At December 31, 2004, the loans from a Founder’s relative and employees were unsecured, bore interest ranging from 20% to 30% per annum and were repaid in 2005.
       At December 31, 2005, the loan from Focus Media Holding Limited (“Focus Media”) was unsecured, bore interest 5.58% per annum. As mentioned in note 17, Focus Media became the only shareholder of the Group subsequently.

17.	Subsequent Events

(a) Pursuant to the Share Purchase Agreement signed on October 15, 2006 by Focus Media Holding Limited, a publicly listed company on NASDAQ to acquire all the issued shares of Infoachieve Limited, the acquisition was effectively completed on January 1, 2006 and since then Infoachieve Limited has become a subsidiary of Focus Media Holding Limited.

(b) On March 7, 2006, Infoachieve entered into an agreement with its shareholders (IDG Technology Venture Investments Fund, Chen Hong, Shi Yong, Liu Shisheng and Zhao Haiqi, collectively called “Lending Parties”)) and Focus Media. According to the agreement, to the extent the 2006 Audited Annual Net Income (as defined in the agreement) of Infoachieve exceeds US$17,000,000, any such excess amount not to exceed USD3,262,483.83 shall be applied by Infoachieve to repay the outstanding principal of the loans made by the Lending Parties to Infoachieve, in proportion to the amounts of the loan made by the Lending Parties, provided (a) the Credits (as defined in Funding Agreement as discussed below), and (b) the Work Capital Credits (as defined in the Share Purchase Agreement) if any, shall have been fully repaid before any loan is repaid pursuant to this Agreement.

INFOACHIEVE LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

On March 7, 2006, Infoachieve entered into the Funding Agreement with Focus Media and Total Team. According to this agreement, Focus Media shall provide a working capital loan of RMB6,361,773.64 or the US dollar equivalent and a loan against accounts receivables of RMB30,000,000 or the US dollar equivalent (collectively the “Credits”) to Infoachieve, the Credits shall not bear any interest. Upon receipt of the Credit from Focus Media, Infoachieve shall apply the Credits in their entirety to repay the due and unpaid portion of the cash consideration payable by Infoachieve pursuant to the applicable Acquisition Agreements.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
TARGET MEDIA HOLDINGS LIMITED:
       We have audited the accompanying consolidated balance sheets of Target Media Holdings Limited and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Target Media Holdings Limited and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
       The accompanying consolidated financial statements as of and for the year ended December 31, 2005, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in note 2(c) to the consolidated financial statements.
/s/ KPMG
Hong Kong, China
February 13, 2006

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2005

		December 31,

	Note	2004	2005	2005

		RMB	RMB	US$
	(Amounts in thousands, except share data)
Assets
Current assets
Cash and cash equivalents		103,804	83,837	10,388
Time deposits	(3)	828	20,596	2,552
Accounts receivable, net	(4)	45,505	123,423	15,293
Due from related parties	(15)	4,611	116	14
Prepaid expenses and other current assets	(5)	5,969	76,371	9,463
Deferred tax assets	(10)	112	112	14

Total current assets		160,829	304,455	37,724
Rental deposits		202	2,250	279
Property, equipment and software, net	(6)	35,586	173,821	21,539
Long-term prepayments	(6)	—	14,617	1,811
Intangible assets	(7)	—	7,982	989
Goodwill	(7)	—	1,613	200

Total assets		196,617	504,738	62,542

Liabilities and shareholders’ equity
Current liabilities
Accounts and bills payable		5,311	48,428	6,001
Accrued expenses and other payables	(8)	8,052	69,948	8,667
Due to related parties	(15)	10,033	30,000	3,717
Income tax payable		442	442	55

Total current liabilities		23,838	148,818	18,440
Deferred tax liability	(7)	—	377	47

Total liabilities		23,838	149,195	18,487

Commitments and contingencies	(11)
Series A redeemable convertible preferred shares: US$0.0001 par value; 44,000,000 authorized; 41,641,679 shares issued and outstanding as of December 31, 2004 and 2005	(12)	130,978	157,512	19,518
Series B redeemable convertible preferred shares: US$0.0001 par value; 22,000,000 authorized; nil and 21,820,243 shares issued and outstanding as of December 31, 2004 and 2005, respectively	(12)	—	128,528	15,926
Shareholders’ equity
Common shares: US$0.0001 par value; 200,000,000 and 210,000,000 shares authorized as of December 31, 2004 and 2005, respectively; 111,100,000 shares issued and outstanding as of December 31, 2004 and 2005	(13)	92	92	11
Paid-in capital		25,045	62,712	7,771
Statutory reserves		5,011	7,166	888
Retained earnings (deficit)		11,653	(467)	(59)

Total shareholders’ equity		41,801	69,503	8,611

Total liabilities and shareholders’ equity		196,617	504,738	62,542

The accompanying notes are an integral part of these consolidated financial statements.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

		Years ended December 31,

	Note	2004	2005	2005

		RMB	RMB	US$
	(Amounts in thousands, except per share data)
Advertising service revenue		80,475	271,911	33,693
Cost of revenues		(32,407)	(131,710)	(16,321)

Gross profit		48,068	140,201	17,372
Operating expenses:
Sales and marketing		(16,317)	(69,277)	(8,584)
General and administrative		(5,344)	(15,696)	(1,945)

Total operating expenses		(21,661)	(84,973)	(10,529)

Income from operations		26,407	55,228	6,843
Other income (expenses):
Interest income		86	628	78
Interest expense		(362)	(79)	(10)
Exchange loss		(25)	(755)	(94)

Income before income tax expense and minority interests		26,106	55,022	6,817
Income tax expense	(10)	(330)	—	—

Income after income tax expense		25,776	55,022	6,817
Minority interests		—	180	22

Net income		25,776	55,202	6,839
Accretion to Series A redeemable convertible preferred shares redemption value		(8,663)	(26,534)	(3,288)
Accretion to Series B redeemable convertible preferred shares redemption value		—	(7,747)	(960)
Beneficial conversion of Series A redeemable convertible preferred shares		—	(24,378)	(3,021)
Beneficial conversion of Series B redeemable convertible preferred shares		—	(6,508)	(806)

Net income (loss) available to common shareholders		17,113	(9,965)	(1,236)

The accompanying notes are an integral part of these consolidated financial statements.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

	Common shares
					Retained	Total
	Number of		Paid-in	Statutory	earnings	shareholders’
	shares	Amount	capital	reserves	(deficit)	equity

		RMB	RMB	RMB	RMB	RMB
	(Amounts in thousands, except share data)
January 1, 2004	—	—	23,184	—	(449)	22,735
Issuance of common shares	111,100,000	92	—	—	—	92
Share-based compensation (note 9)	—	—	1,861	—	—	1,861
Accretion to Series A redeemable convertible preferred shares redemption value	—	—	—	—	(8,663)	(8,663)
Net income	—	—	—	—	25,776	25,776
Appropriation to statutory reserves	—	—	—	5,011	(5,011)	—

December 31, 2004	111,100,000	92	25,045	5,011	11,653	41,801

Share-based compensation (note 9)	—	—	6,781	—	—	6,781
Accretion to Series A redeemable convertible preferred shares redemption value	—	—	—	—	(26,534)	(26,534)
Accretion to Series B redeemable convertible preferred shares redemption value	—	—	—	—	(7,747)	(7,747)
Beneficial conversion of Series A redeemable convertible preferred shares	—	—	24,378	—	(24,378)	—
Beneficial conversion of Series B redeemable convertible preferred shares	—	—	6,508	—	(6,508)	—
Net income	—	—	—	—	55,202	55,202
Appropriation to statutory reserves	—	—	—	2,155	(2,155)	—

December 31, 2005	111,100,000	92	62,712	7,166	(467)	69,503

December 31, 2005 (US$)		11	7,771	888	(59)	8,611

The accompanying notes are an integral part of these consolidated financial statements.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

	Years ended December 31,

	2004	2005	2005

	RMB	RMB	US$
	(Amounts in thousands)
Cash flows from operating activities:
Net income	25,776	55,202	6,839
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Minority interests	—	(180)	(22)
Allowance for doubtful accounts	340	—	—
Gain on disposal of equipment	(69)	(37)	(5)
Depreciation and amortization	4,383	19,594	2,428
Share-based compensation	1,861	6,781	840
Deferred income tax	(112)	—	—
Changes in operating assets and liabilities, net of effects of business acquired:
Accounts receivable	(45,845)	(77,534)	(9,607)
Due from related parties	(4,611)	4,495	557
Prepaid expenses and other current assets	(5,501)	(53,457)	(6,623)
Rental deposits	(202)	(2,048)	(254)
Accounts and bills payable	1,730	1,225	152
Accrued expenses and other payables	7,789	57,856	7,169
Due to related parties	(737)	(33)	(4)
Income tax payable	442	—	—

Net cash (used in) provided by operating activities	(14,756)	11,864	1,470

Cash flows from investing activities:
Purchase of time deposits	(828)	(45,524)	(5,641)
Maturity of time deposits	—	25,756	3,191
Initial investment deposits	—	(16,945)	(2,100)
Purchase of property, equipment and software	(24,045)	(127,420)	(15,789)
Purchase of intangible assets	—	(4,809)	(596)
Proceeds from disposal of equipment	346	255	32
Net cash paid for acquisitions of subsidiaries	—	(3,925)	(486)

Net cash used in investing activities	(24,527)	(172,612)	(21,389)

Cash flows from financing activities:
Proceeds from loan from shareholder	31,655	30,000	3,717
Repayment of loan from shareholder	(21,655)	(10,000)	(1,239)
Proceeds from issuance of common shares	92	—	—
Proceeds from issuance of redeemable convertible preferred shares, net of issuance costs	122,315	120,781	14,966
Distributions to shareholders in connection with the Restructuring	(10,000)	—	—

Net cash provided by financing activities	122,407	140,781	17,444

Net increase(decrease) in cash and cash equivalents	83,124	(19,967)	(2,475)
Cash and cash equivalents at beginning of year	20,680	103,804	12,863

Cash and cash equivalents at end of year	103,804	83,837	10,388

Supplemental disclosures of cash flow and non-cash information:
Cash paid for income taxes	—	—	—

Cash paid for interest	348	79	10

Accrual for purchase of property, equipment and software	3,581	41,765	5,175

Accrual for purchase of intangible assets	—	4,040	501

The accompanying notes are an integral part of these consolidated financial statements.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
(1)     Principal Activities, Organization and Basis of Presentation
Principal activities
       The accompanying consolidated financial statements consist of the financial statements of Target Media Holdings Limited (the “Company”), its wholly-owned subsidiary, Target Media Multi-Media Technology (Shanghai) Co., Ltd. (“TMM”), and a consolidated variable interest entity (“VIE”), Shanghai Target Media Co., Ltd. (“STM”). The Company and its subsidiary and consolidated VIE are collectively referred to as the “Group”. The Group is principally engaged in operating a nationwide flat panel display advertising network in the People’s Republic of China (“PRC”), which is made up of liquid crystal displays, or LCD, and plasma screens placed in the elevator lobbies or other waiting areas of commercial buildings, high-end residential buildings, hotels, banks and supermarkets. Using the advertisement content provided by its customers, the Group displays commercial advertisements for its customers on this network to capture targeted consumers who work, live or shop at these locations.
       On January 7, 2006, the Company signed a definitive agreement (“the Agreement”) with Focus Media Holding Limited (“Focus Media”) whereby Focus Media will purchase 100% of the Company’s equity interests from selling shareholders in exchange for a total consideration of US$325,000, of which US$94,000 will be paid in cash and US$231,000 will be paid in the form of Focus Media’s ordinary shares (priced at US$30.00 per ADS, each of which represents 10 Focus Media ordinary shares), equal to 77 million Focus Media ordinary shares. The cash portion of the purchase price will be paid in three installments. The first installment of US$45,000 is to be paid upon closing. The second installment of US$25,000 is to be paid on April 28, 2006. The final installment of US$24,000 is to be paid on July 31, 2006, and may be increased or decreased based on a calculation of Target Media’s net working capital as of the closing date. All of the Focus Media ordinary shares to be delivered at closing under the Agreement will be in the form of newly issued shares. This proposed business combination is expected to close following the satisfaction or waiver of customary closing conditions provided in the Agreement.
Organization
       In July 2004, the shareholders of STM incorporated the Company in the Cayman Islands as part of the reorganization of STM (the “Reorganization”). The purpose of the Reorganization was to enable a group of foreign investors to invest in STM where current PRC laws restrict direct foreign investment or ownership in advertising companies in the PRC. In connection with the Reorganization, the Company entered into the following series of transactions:

1) The formation and incorporation and issuance of the Company’s common shares to the STM shareholders in the same direct proportion to their relative equity interests of STM in August 2004. See note 13.

2) The formation and incorporation of TMM as a wholly-owned subsidiary of the Company in August 2004.

3) The entering into certain contractual agreements and arrangements between TMM and STM in August 2004 since the Company and TMM currently are ineligible to apply and hold the required licenses for provision of advertising services in the PRC.

4) The issuance of the Company’s Series A redeemable convertible preferred shares to a group of foreign investors for cash consideration of US$15,000 as discussed in note 12(a).

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       The contractual agreements and arrangements between TMM and STM have resulted in the Company receiving substantially all the economic benefits and residual returns, absorbing substantially all the risks of expected losses of STM, and controlling the operating and financial decision making of STM. In addition, under the terms of these contractual agreements and arrangements, the Company, through TMM and its de facto agents, is considered to be the primary beneficiary of STM since it holds substantially all the variable interests of STM and is determined to be most closely associated with STM.
       Under Financial Accounting Standard Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”), a variable interest entity is required to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Accordingly, the financial statements of STM have been consolidated in the Company’s financial statements from August 2004, which is the date when the Company first became the primary beneficiary of STM through the above contractual agreements and arrangements.
       The fees, payments or other sources of income and expenses arising from the transactions between TMM and STM under the terms of these agreements are eliminated against the related expenses or income on consolidation and do not have any impact on the consolidated financial position and operations and cash flow of the Group other than to reflect such amounts on a separate legal entity basis. The key terms and salient features of these contractual agreements and arrangements, which became effective from August 2004, are as follows:
       Assets Purchase Agreement Under the Assets Purchase Agreement, TMM purchased all of the tangible and intangible assets of STM other than (i) advertisement contracts with customers, (ii) flat panel display placement contracts, and (iii) other assets prohibited from transfer under applicable PRC laws and regulations. The purchase price was equal to the net book value of these assets as of July 31, 2004 and is payable by TMM through deducting the fees and expenses payable to TMM by STM under the Lease and Service Agreement and the Software License and Exclusive Technical Service Agreement described below.
       Lease and Service Agreement Under the Lease and Service Agreement, STM exclusively leases flat panel display and related equipment from TMM. STM also undertakes to exclusively procure certain services from TMM from time to time, including (i) repair and maintenance of flat panel display equipment, (ii) secondment of TMM’s employees to STM and (iii) business promotion services. Equipment rental is charged based on the amount of depreciation charge of the equipment plus a reasonable profit as determined and approved by TMM and the Board of Directors of the Company. Service fees are charged based on the relevant costs plus a reasonable profit as determined and approved by TMM and the Board of Directors of the Company. The initial term of the Lease and Service Agreement is 10 years and is automatically renewable for another 10 years unless, TMM gives written notice of its intention not to renew at least three months prior to expiration. The terms of this agreement also prohibit STM from purchasing or leasing flat panel display equipment, hiring new employees and procuring the services described above from any other third parties without TMM’s written consent.
       Software License and Exclusive Technical Service Agreement Under the Software License and Exclusive Technical Service Agreement, TMM provides a non-exclusive, non-transferable and non-assignable license to STM to install and run its licensed software solely in the PRC. TMM is the exclusive technical service provider to STM and STM is not permitted to

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
procure any similar or identical technical services from other third parties. STM further agrees that TMM is the sole owner of any and all intellectual property rights or any other rights arising by way of research and development under this agreement. The software license fees payable by STM to TMM shall be based on a certain percentage of the business income generated from the use of TMM’s software in STM’s business operations as determined and approved by TMM and the Board of Directors of the Company. The technical service fees payable by STM to TMM shall be based on the relevant costs plus a reasonable profit as determined and approved by TMM and the Board of Directors of the Company. The initial term of the agreement is 10 years and is automatically renewable for another 10 years unless, TMM gives written notice of its intention not to renew at least three months prior to expiration.
       Guarantee Agreement Under the Guarantee Agreement and as security for STM’s obligations under the Lease and Service Agreement and the Software License and Exclusive Technical Service Agreement, each of the shareholders of STM has guaranteed STM’s performance under, and settlement of obligations arising from the Lease and Service Agreement and the Software License and Exclusive Technical Service Agreement by pledging all their equity interests in STM. Furthermore, the shareholders of STM have agreed to appoint the general manager, chief financial officer and other senior management of STM according to the Company’s or TMM’s instruction.
       Future Equity Transfer Agreement Under the Future Equity Transfer Agreement, the shareholders of STM shall transfer to the Company or its nominee, and the Company or its nominee shall acquire, when the PRC laws permit, their entire equity interests in the registered capital of STM at a nominal amount of RMB 10, provided that the prevailing PRC laws at the time of transfer do not require a valuation of the transferred equity interests or post other restrictions. Furthermore, the terms of the Future Equity Transfer Agreement place significant restrictions on the shareholders of STM as summarized below:

a) Without the written consent of the Company, each of the shareholders of STM shall not use their equity interests in STM as a guarantee or security against a loan, or shall not cause STM to enter into any loan transaction.

b) Without the written consent of the Company, each of the shareholders of STM shall not dispose of their equity interests in the registered capital of STM in any form, including but not limited to transfer, security, or other forms of entitlements.

c) Without the written consent of the Company, each of the shareholders of STM shall not adopt any measure which may cause the current approved business scope of STM to be altered, or may cause STM to be liquidated or wound up.

d) Each of the shareholders of STM shall cause their respective nominees on STM’s Board not to pay any dividend or declare any dividend payable to the legal shareholders unless the Company’s prior approval is obtained.

e) Each of the shareholders of STM shall invite the Company to attend STM’s shareholders and Board of Directors’ meetings, cast their votes at the shareholders’ meeting in accordance with the Company’s instructions and direct their respective nominees on STM’s Board to vote in accordance with the Company’s instructions.

f) Each of the shareholders of STM shall ensure that STM’s capital structure remains unchanged unless otherwise instructed by the Company, and that STM’s registered capital will

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)

not be increased, nor will it be assigned, in whole or in part, to any third party without prior written consent of the Company.
       With respect to the Company’s direct variable interest in STM, no minority interests (or noncontrolling interests) have been presented since the Company, through TMM and its de facto agents (who are also all the shareholders of STM), has a 100% controlling financial interest in STM through the terms of the aforementioned contractual agreements and arrangements. In addition, the common shareholders of the Company and the shareholders of STM are the same and their shareholders’ equity interests in the Company are in the same proportion as to their equity interests in STM.
       STM is a domestic company incorporated in Shanghai, the PRC, in December 2003 and was formed in connection with the restructuring of Shanghai Dian Yang Digital Media Technology Co., Ltd. (“Dian Yang”), whose sole beneficial equity owner is also the controlling and majority shareholder of STM and the Company. Dian Yang was established in 2000 and initially operated as an advertising agency company by placing advertisements with media companies on behalf of advertising clients. In March 2003, Dian Yang commenced the flat panel display advertising business as an extension to its advertising agency business. As part of the restructuring of Dian Yang (the “Restructuring”), all tangible and intangible assets, assignable business contracts and employees relevant to the flat panel display advertising business were transferred from Dian Yang to STM in December 2003 at the time of STM’s incorporation. In connection with the transfer, RMB 20,000 was distributed to Dian Yang, of which RMB 10,000 was paid by STM at the end of December 2003 and the remaining RMB 10,000 was paid by STM in January 2004. Following the Restructuring, STM began to operate the flat panel display advertising business.
Basis of presentation
       The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).
       Since the controlling and majority shareholder of STM prior to the Reorganization remained the controlling and majority shareholder of the Company after consummation of the Reorganization, the assets and liabilities of STM have been stated and recognized by the Company at the historical carrying amounts of STM. As discussed above, the financial position and results of operations of STM have been consolidated and included in the Company’s consolidated financial statements from August 2004 onwards. For the periods prior to August 2004, since the Company was formed for the sole purpose of the Reorganization to allow a group of foreign investors to invest in STM’s flat panel display advertising business, the accompanying consolidated financial statements include the financial position and the related results of operations of STM from the earliest date presented through August 2004 at historical cost basis with no lapse in financial information. Accordingly, the results of operations for the years ended December 31, 2004 and 2005 are comparable.
       As of December 31, 2005, the Group had working capital (current assets less current liabilities) of approximately RMB 155,637 (US$19,285) and off-balance sheet operating lease commitments of RMB 117,994 (US$14,621) payable over the next 12-months (see note 11). The Company has historically relied on capital infusions and credit enhancements from its shareholders to provide working capital to fund its flat panel display network build-out and acquisitions. Management believes that its current cash on hand and expected cash flow from operations will be sufficient to meet its operating requirements, including existing operating lease commitments over the foreseeable future. However, should the acquisition of the Company by Focus Media (see note 1) not occur or the

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
consummation date be delayed beyond a short period of time, it may be necessary for the Company to seek additional capital infusions from current and new shareholders and/or provide shareholder credit enhancements to third party lenders to satisfy its anticipated liquidity requirements for further network expansion. Should the Company be unable to obtain liquidity at levels necessary to meet its anticipated requirements or at commercially acceptable rates, future network expansion plans may need to be curtailed or postponed.
(2)     Summary of Significant Accounting Policies
(a) Principles of consolidation
       The consolidated financial statements include the financial statements of the Company, its subsidiary and its VIE, since the Company is the primary beneficiary. All significant inter company balances and transactions have been eliminated on consolidation.
(b) Use of estimates
       The preparation of financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to the allowance for doubtful accounts, valuation allowance for deferred tax assets, asset depreciable lives and residual values, and carrying values of long-lived assets, based on currently available information. Changes in facts and circumstances may result in revised estimates.
(c) Foreign currencies
       The Group’s functional currency is the Renminbi (“RMB”). Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations.
       The accompanying consolidated financial statements have been expressed in RMB. The translations of amounts from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2005, are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 8.0702, on December 31, 2005, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2005, or at any other rate. See also note 14.
(d) Commitments and contingencies
       Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
(e) Cash and cash equivalents
       Cash and cash equivalents consist of cash at bank and on hand and certificates of deposit with an initial term of less than three months when purchased. None of the Group’s cash and cash equivalents is restricted for withdrawal.
(f) Accounts receivable
       Accounts receivable billed are recorded at the invoiced amount and are non interest bearing. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience by customer types and reviews specific larger amounts individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.
(g) Property, equipment and software, net
       Property, equipment and software are stated at cost, net of accumulated depreciation, amortization and impairment.
       Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account the assets’ estimated residual value:

Flat panel display equipment, primarily LCD and plasma television screens	5 years
Computers and office equipment and software	3-5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of 5 years or term of the lease
       In accordance with SFAS 143, “Accounting for Asset Retirement Obligations,” legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset are recognized at fair value in the period in which the liability is incurred if a reasonable estimate of fair value can be made. For the periods presented there were no legal retirement obligations associated with the placement and use of the Group’s flat panel display equipment.
(h) Impairment of long-lived assets
       In accordance with Statements of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property, equipment and software, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for the years ended December 31, 2004 and 2005.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
(i) Goodwill and other intangible assets
       Goodwill and intangible assets which are determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Intangible assets with determinable useful lives are amortized over their respective useful lives and reviewed for impairment in accordance with SFAS No. 144.
(j) Fair value of financial instruments
       Financial instruments of the Group include cash and cash equivalents, time deposits, accounts receivable, amounts due from related parties, other receivables, accounts and bills payable, and amounts due to related parties, for which the carrying values approximate their fair values due to their short-term maturities.
(k) Statutory Reserve
       TMM and STM are required under PRC laws to provide for certain statutory reserves, such as a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. TMM and STM are required to allocate at least 10% of their after tax profits as reported in their PRC statutory financial statements to the general reserve and have the right to discontinue allocations to the general reserve if the balance of such reserve has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends. As of December 31, 2004 and 2005, RMB 5,011 and RMB 7,166 were appropriated from retained earnings and set aside for these statutory reserves respectively by TMM and STM. As of December 31, 2005, a future appropriation of RMB 91,220 is necessary to reach the general reserve requirement.
(l) Revenue recognition
       The Group’s revenue is derived from the rendering of advertising services. Revenues from advertising services are recognized ratably on a straight-line basis over the period in which the advertisement is contractually required to be displayed, starting from the date the customer provides the advertisement content and the Group displays such content on its flat panel display equipment, and only when all four of the following criteria are met: (i) pervasive evidence of an arrangement exists; (ii) the advertising services have been rendered; (iii) the service fee is fixed or determinable; and (iv) collectibility is reasonably assured.
       Billing terms of the Group’s advertising service contracts are in the form of the following: (i) full billing after the end of the advertisement displayed period (the “Service Period”); (ii) progress billings over the Service Period; and (iii) partial cash down payment at the beginning of the Service Period with the remainder being billed in the form of progress payments during or after the end of the Service Period. Payments are due between 30 to 90 days from the date of billing. The Group’s accounts receivable comprise amounts billed under the contract terms and revenues recognized under contractual terms but not yet billed (unbilled receivables). The Group expects that substantially all unbilled receivables will be billed and collected within twelve months of the balance sheet date. Historically the Group has been able to collect substantially all amounts due under the contract terms without making any concessions on payments.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
(m) Cost of revenues
       Cost of revenues consists primarily of operating lease costs associated with the placement of flat panel display equipment, business tax and surcharges, depreciation of flat panel display equipment and personnel and other related expenses that are directly attributable to the rendering of advertising services.
       The Group’s advertising revenues are subject to a 5% business tax on revenues generated from services in the PRC. In addition, advertising revenues are subject to a cultural and education development fee at 4% of revenue earned and various other surcharges at 5% of the business tax levied.
(n) Operating leases
       Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the respective lease terms.
(o) Advertising costs
       The Group expenses its advertising and promotion costs as incurred. Total advertising and promotion costs were RMB 333 and RMB 497 for the years ended December 31, 2004 and 2005, respectively, and were included in sales and marketing expenses.
(p) Income taxes
       Deferred income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.
(q) Share-based compensation
       The Company has adopted SFAS No. 123R, “Share-based Payment”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.
       The Company accounts for equity instruments issued to non-employee vendors in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling,

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
Goods or Services.” All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed. For the periods presented, the Company did not issue any equity instruments to non-employee vendors.
(r) Employee benefit plans
       As stipulated by the regulations of the PRC, the Company’s subsidiary and consolidated VIE and its acquired companies participate in various defined contribution plans organized by municipal and provincial governments for their employees. These companies are required to make contributions to these plans at rates ranging from 9% to 24% of the salaries, bonuses and certain allowances of employees. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Employee benefits associated with these plans are expensed when incurred. During the years ended December 31, 2004 and 2005, the Group made contributions of RMB 903 and RMB 3,221, respectively.
(s) Segment reporting
       The Company uses the management approach in determining operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance. Based on this assessment, the Company has determined that it has only one operating segment which is the rendering of flat panel display advertising services in the PRC.
(t) Comprehensive income
       Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances except for transactions resulting from investments by shareholders and distributions to shareholders. The Company has no comprehensive income other than net income for the years ended December 31, 2004 and 2005.
(3)     Time Deposits
       As of December 31, 2005, time deposits amounting to RMB 19,789 have been pledged as security for bank guarantees in respect of RMB 43,620 of bills payable issued by the Company to equipment vendors.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
(4)     Accounts Receivable, Net
       Accounts receivable, net is analyzed as follows:

	December 31,

	2004	2005

	RMB	RMB
Billed receivables	20,496	96,185
Unbilled receivables	25,349	27,578

	45,845	123,763
Less: allowance for doubtful accounts	(340)	(340)

	45,505	123,423

       The activities in the allowance for doubtful accounts for accounts receivable for the years ended December 31, 2004 and 2005, were as follows:

	December 31,

	2004	2005

	RMB	RMB
Beginning allowance for doubtful accounts	—	340
Additions charged to bad debt expense	340	—

Ending allowance for doubtful accounts	340	340

(5)     Prepaid Expenses and Other Current Assets
       Components of prepaid expenses and other current assets are as follows:

	December 31,

	2004	2005

	RMB	RMB
Prepaid lease rental expenses	4,710	24,996
Advances to employees	470	2,033
Tax receivable	655	—
Initial investment deposits	—	16,945
Deferred share offering expenses	—	30,773
Other receivables and deposits	134	1,624

	5,969	76,371

       On September 30, 2005, the Company entered into a Memorandum of Understanding (“MOU”) with Tulip Media (International) Limited, or Tulip International, and its shareholders to acquire all of the outstanding equity interest of Tulip International and its group companies (“the Tulip Group”). The Tulip Group provides outdoor advertising services primarily through outdoor light emitting diodes, or LED, advertising displays, neon light displays and traditional billboard displays that are located mostly in Shanghai. As of December 31, 2005, a refundable initial cash deposit of US$2,000 (equivalent to RMB 16,145) was paid to Tulip Group that will be applied against the purchase price upon consummation of the proposed acquisition. Upon consummation of the proposed acquisition of the Company by Focus Media (see note 1), Focus Media will be permitted to pursue the acquisition of the Tulip Group pursuant to the current MOU.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       On January 1, 2006, STM signed a definitive agreement to acquire 20% equity interest in Shanghai Xinna Media Co., Ltd. (“Xinna”) for a total cash consideration of RMB 7,500. As of December 31, 2005, a refundable initial cash deposit of RMB 800 was paid to Xinna’s shareholders that will be applied against the purchase price upon consummation of the proposed acquisition. Upon consummation of the proposed acquisition of the Company by Focus Media (see note 1), Focus Media will be permitted to pursue the acquisition of Xinna pursuant to the current definitive agreement.
       Deferred share offering expenses represent specific incremental direct costs of the initial public offering (“IPO”) of the Company’s common shares that will be charged against the gross proceeds of the offering or to the statement of operations in the period in which the offering is aborted. On January 7, 2006, upon signing of the definitive agreement with Focus Media (see note 1), the Company temporarily postponed its IPO process pending the outcome of acquisition discussions with Focus Media. Should the acquisition by Focus Media be consummated, the IPO will be aborted and the deferred share offering expenses will be charged to the statement of operations in that period.
(6)     Property, Equipment and Software, Net
       Property, equipment and software, net consist of the following:

	December 31,

	2004	2005

	RMB	RMB
Flat panel display equipment	36,826	182,075
Computers and office equipment	1,722	6,114
Leasehold improvements	709	4,198
Motor vehicles	860	2,003
Software	250	2,533

	40,367	196,923
Less: Accumulated depreciation and amortization	(4,781)	(23,102)

	35,586	173,821

       Long-term prepayments in the accompanying consolidated balance sheet represent deposits on flat panel display equipment that will be reclassified to property, equipment and software upon the transfer of title and risks and rewards of ownership to the Company from the equipment suppliers.
(7)     Acquisitions of Business and Assets
       In October 2005, STM acquired 70% of the equity interests in Shenyang Target Media Ltd. (“Shenyang TM”) for a total cash consideration of RMB 3,150. In addition, in October 2005, STM acquired 100% of the equity interests in Fuzhou Heng Ding United Media Ltd. (“Heng Ding”) for a total cash consideration of RMB 1,280. The acquisitions have been accounted for as purchase business combinations with the results of operations included in the Company’s consolidated financial statements since the date of acquisition. No supplemental financial information on a pro forma basis as if consummation of the acquisitions, had occurred on January 1, 2004, is provided since these acquisitions are not considered material to the financial position and results of operations of the Company.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       Shenyang TM and Heng Ding are regional providers of flat panel display advertising services in Liaoning province and Fujian province of the PRC. As a result of these acquisitions, the Company has expanded its network coverage and has enhanced its market position in the aforementioned regions in the PRC. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed on the date of acquisition. The final allocation of the purchase price is as follows:

	Shenyang TM	Heng Ding	Total

	RMB	RMB	RMB
Cash	500	5	505
Other current assets	347	37	384
Property and equipment	560	173	733
Intangible assets	1,509	470	1,979
Goodwill	791	822	1,613

Total assets acquired	3,707	1,507	5,214

Current payables	—	(227)	(227)
Deferred tax liability	(377)	—	(377)
Minority interests	(180)	—	(180)

Total liabilities assumed	(557)	(227)	(784)

	3,150	1,280	4,430

       The goodwill represents the benefits that the acquired enterprises will bring to the Company in the future by providing access to potential strategic partners and customers as a result of expanding its network coverage.
       During the year ended December 31, 2005, the Company entered into an agreement with Shandong Fu Er Media Limited (“Fu Er”) and acquired all of Fu Er’s flat panel display equipment, computers, office equipments and lease contracts for the placement of flat panel displays, for a total cash consideration of RMB 7,280. Total cash consideration of RMB 7,280 was allocated to fixed assets of RMB 1,498 and lease contracts of RMB 5,782, respectively, based on their estimated fair value at the date of acquisition. As of December 31, 2005, STM has paid RMB 3,240 of the purchase price to Fu Er. The remaining balance of RMB 4,040 will be paid in 2006.
       During the year ended December 31, 2005, the Company acquired lease contracts for the placement of flat panel displays from Wuhan Hai Ming Broadcasting Advertising Ltd. (“Hai Ming”) for a total cash consideration of RMB 1,088.
       Intangible assets representing the market rate adjustment of acquired lease contracts for the placement of the flat panel displays is as follows:

	December 31, 2005

	RMB	Amortization period

Flat panel display lease	8,849	2-5 yrs
Less: Accumulated amortization	(867)

	7,982

       Aggregate amortization expense of intangible assets was RMB 867 for the year ended December 31, 2005. Estimated amortization expense for future years is as follows: RMB 2,918 in

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
2006, RMB 2,457 in 2007, RMB 2,049 in 2008, RMB 221 in 2009, RMB 161 in 2010 and RMB 176 in the years thereafter.
       In addition, see note 5 for the potential acquisitions of the Tulip Group and equity investment in Xinna.
(8)     Accrued Expenses and Other Payables
       Components of accrued expenses and other payables are as follows:

	December 31,

	2004	2005

	RMB	RMB
Accrued payroll and welfare	3,881	14,130
Accrued expenses	1,764	36,210
Business tax and surcharges payable	2,264	14,269
Receipts in advance	143	5,339

	8,052	69,948

(9)     Share-Based Compensation
       Upon the approval by the Board of Directors, the Company grants share options to its executives and employees to reward for services.
       During the year ended December 31, 2004, 12,495,344 share options were granted to the Company’s executives and employees at exercise prices ranging from US$0.36 to US$0.45 with a contractual term of ten years and vesting period of four years.
       During the year ended December 31, 2005, 8,009,077 share options were granted to the Company’s executives and employees at exercise prices ranging from US$0.50 to US$0.80 with a vesting period of four years.
       The fair value of each option award is estimated on the date of grant using a lattice-based option valuation model that uses the assumptions and exercise price of the options noted in the following table. Because the Company does not maintain an internal market for its shares, the expected volatility was based on the historical volatilities of comparable publicly traded advertising companies operating in the PRC and in the United States. The Company uses historical data to estimate employee termination within the valuation model. The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The employees that were granted the share options are expected to exhibit the same behavior. Since the share options once exercised will primarily trade in the U.S. capital market and there was no comparable PRC zero coupon rate, the risk-free rate for

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2004

	August	December

Expected volatility	45%	45%
Expected dividends	0%	0%
Expected life	5 years	5 years
Risk-free interest rate	3.36%	3.71%
Exercise price	US$0.36	US$0.45
Estimated fair value of underlying common shares	US$0.36	US$0.48

	2005

	April	May	August	November	December

Expected volatility	45%	45%	45%	45%	45%
Expected dividends	0%	0%	0%	0%	0%
Expected life	5 years	5 years	5 years	5 years	5 years
Risk-free interest rate	3.85%	3.77%	4.26%	4.54%	4.47%
Exercise price	US$0.50	US$0.55	US$0.68	US$0.80	US$0.80
Estimated fair value of underlying common shares	US$0.66	US$0.66	US$0.68	US$1.65	US$1.65
       The estimated fair value of the underlying common shares on the date of grant was determined based on management valuation of the Company’s common shares which considered the cash issuance prices for the Series A and Series B redeemable convertible preferred shares paid by groups of unrelated investors (see note 12), the purchase price of the company’s equity interests to be paid by an unrelated party (see note 1), the proximity of such transactions to the date of the share option grant and the forecasted profitability and cash flows of the Company. The weighted-average grant-date fair value of options granted during 2004 and 2005 was US$0.13 and US$0.58 per share, respectively. The Company recorded non-cash share-based compensation expense of RMB 1,861 and RMB 6,781 for the years ended December 31, 2004 and 2005, respectively in respect of share options granted in 2004 and 2005, of which RMB 193 and RMB 839 was allocated to costs of revenues, RMB 1,668 and RMB 4,615 was allocated to general and administrative expenses, and nil and RMB 1,327 was allocated to sales and marketing expenses, respectively.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       A summary of option activities during 2004 and 2005 is presented below:

		Weighted		Weighted
		Average		Average
	Number of	Exercise		Remaining	Aggregate
	Shares	Price		Contractual Term	Intrinsic Value

Outstanding as of January 1, 2004	—		—
Granted	12,495,344	US$	0.37
Exercised	—		—
Forfeited or expired	(399,800)	US$	0.37

Outstanding as of December 31, 2004	12,095,544	US$	0.37	9.7 years	RMB 11,296
Granted	8,009,077	US$	0.73
Exercised	—		—
Forfeited or expired	(708,852)	US$	0.51

Outstanding as of December 31, 2005	19,395,769	US$	0.52	9.1 years	RMB 42,857

Exercisable as of December 31, 2005	4,438,645	US$	0.52	9.1 years

       The following is additional information relating to options outstanding as of December 31, 2005:

Options outstanding as of December 31, 2005				Options exercisable as of December 31, 2005

Number	Exercise Price		Remaining	Number of	Exercise Price		Remaining
of Shares	Per Share		Contractual Life	Shares	Per Share		Contractual Life

10,587,840	US$	0.36	8.7	3,256,312	US$	0.36	8.7
1,507,704	US$	0.45	9.0	452,311	US$	0.45	9.0
100,000	US$	0.55	9.5	10,000	US$	0.55	9.5
963,873	US$	0.68	9.6	96,387	US$	0.68	9.6
1,650,000	US$	0.68	9.6	165,000	US$	0.68	9.6
777,500	US$	0.80	9.9	77,750	US$	0.80	9.9
3,808,852	US$	0.80	10.0	380,885	US$	0.80	10.0

19,395,769			9.1	4,438,645			9.1

       As of December 31, 2005, there was RMB 42,617 of total unrecognized compensation cost related to nonvested share options. This cost is expected to be recognized over the next four years. The Company is expected to issue new shares to satisfy share option exercises.
(10)     Income Taxes
       The Company, its subsidiary and consolidated VIE file separate income tax returns.
       Cayman Islands Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.
       Peoples’ Republic of China TMM is governed by the income tax law of the PRC concerning foreign investment and foreign enterprises (the “Income Tax Law”). Under the Income Tax Law,

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
foreign enterprises satisfying certain criteria can enjoy preferential tax treatment. Since TMM has obtained the status of a software enterprise, and is registered and operating in the Shanghai Zhangjiang High Technology Park, it has been granted a reduced income tax rate of 15% and a “tax holiday” for exemption from foreign enterprise income tax for 2 years starting from the calendar year of 2005 and is entitled to a 50% tax reduction for the succeeding 3 years beginning from 2007. In addition, TMM is entitled to exemption from local income tax.
       STM is entitled to a preferential tax treatment of exemption from enterprise income tax for the first and second years of operations starting from the calendar year of 2004. Upon the expiration of the tax holiday, STM will be subject to the PRC enterprise income tax rate of 33%.
       Shenyang TM is entitled to a preferential tax treatment of exemption from enterprise income tax for the first and second years of operations starting from the calendar year of 2005. Upon the expiration of the tax holiday, Shenyang TM will be subject to the PRC enterprise income tax rate of 33%. Heng Ding is subject to the PRC enterprise income tax rate of 33%.
       Income tax expense attributable to income from operations, which substantially is derived from PRC sources, consists of:

	2004	2005

	RMB	RMB
Current	442	—
Deferred	(112)	—

	330	—

       Income tax expense attributable to income from operations was RMB 330 and nil for the years ended December 31, 2004 and 2005, respectively, and differed from the amounts computed by applying the statutory PRC enterprise income tax rate of 33% to pre-tax income from operations as a result of the following:

	December 31,

	2004	2005

	RMB	RMB
Computed expected tax expense	8,615	18,157
Increase (reduction) in income taxes resulting from:
Tax rate differential	92	4,238
Tax holiday	(8,382)	(22,452)
Non-deductible items	5	57

	330	—

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)

	December 31,

	2004	2005

	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts	112	112
Less: valuation allowance	—	—

Net deferred tax assets	112	112

Deferred tax liabilities:
Intangible assets acquired in a business combination	—	(377)

Total deferred liabilities	—	(377)

Net deferred tax asset/(liability)	112	(265)

       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, no valuation allowance has been provided as of December 31, 2004 and 2005. The deferred tax assets of RMB 112 as of December 31, 2004 and 2005, represent the tax benefits of deductible temporary differences which are more likely than not to be realized in a non tax holiday year. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.
       The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.
(11)     Commitments and Contingencies
       The Group has entered into operating lease agreements relating to the placement of flat panel display equipment.
       The Group has also entered into operating lease arrangements in connection with the lease of the Group’s office premises.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2005 are as follows:

	Flat Panel
	Display	Office
	Equipment	Premises

	RMB	RMB
2006	111,467	6,527
2007	87,074	3,978
2008	53,161	2,177
2009	32,950	—
2010	12,321	—
Thereafter	18,272	—

	315,245	12,682

       Rental expenses incurred under operating leases for placement of flat panel display equipment for the years ended December 31, 2004 and 2005, amounted to RMB 15,210 and RMB 72,942, respectively. Rental expenses incurred under operating leases for office premises for the years ended December 31, 2004 and 2005 amounted to RMB 1,685 and RMB 6,532, respectively.
(12)     Redeemable Convertible Preferred Shares
(a) Issuance of Series A redeemable convertible preferred shares
       In August 2004, the Company issued 41,641,679 Series A redeemable convertible preferred shares (“Series A Shares”) to a group of investors at US$0.360216 per share (the “Series A issue price”) for total cash consideration of US$15,000 (RMB 124,148 ). The holders of Series A Shares have the right to require the Company to redeem the shares at any time after the fifth anniversary of the date of issuance at the option of a majority of the holders of Series A Shares then outstanding. In the event of a redemption under this right, the Company shall redeem all of the outstanding Series A Shares at a redemption price equal to 100% of the Series A issue price, plus an additional amount equal to 20% of the Series A issue price compounded annually from the date of issuance to the date of redemption plus all declared but unpaid dividends (the “Series A Preference Amount”). The accretion to the redemption value is reflected as a reduction to net income to arrive at net income available to common shareholders in the accompanying consolidated statements of operations and amounted to RMB 8,663 and RMB 26,534 for the years ended December 31, 2004 and 2005, respectively. Total direct external incremental costs of issuing the security of RMB 1,833 was charged against the proceeds of the Series A Shares.
       The significant terms of the Series A Shares are as follows:
Conversion
       The holders of Series A Shares have the right to convert all or any portion of their holdings into common shares of the Company at any time after the date of issuance of such preferred shares. In addition, each Series A Share is automatically convertible into one common share at any time after the date of issuance of such preferred shares, subject to the conversion ratio adjustment as described below upon the consummation of a Qualified Public Offering. A Qualified Public Offering refers to the closing of an underwritten public offering of the common shares of the Company on a reputable international stock exchange approved by the Company’s Board of Directors at a public

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
offering price of at least four times the Series A issue price and with aggregate gross proceeds to the Company (before payment of underwriters’ discounts, commissions and offering expenses) in excess of US$50,000.
       Each Series A Share is convertible into one common share, subject to a conversion ratio adjustment equal to US$6,900 divided by the Group’s audited US GAAP consolidated net income for the period from July 1, 2004 to June 30, 2005 (the “Series A Performance Multiplier”). The Series A Performance Multiplier shall be limited to a maximum of 1.6 common shares (that is, one Series A Share converted into 1.6 common shares or 66,626,686 common shares, on a fully converted basis) and a minimum of 0.727273 common shares (that is, one Series A Share converted into 0.727273 common shares or 30,284,869 common shares, on a fully converted basis) and shall be automatically set at 1.6 in the event that the audited US GAAP consolidated net income of the Group for the period from July 1, 2004 to June 30, 2005, is not made available to the holders of Series A Shares before November 15, 2005, for the purpose of determining the Series A Performance Multiplier.
       The conversion price of Series A Shares is subject to adjustment for dilution, including but not limited to share splits, share dividends and recapitalization. In addition, in the event that the Company issues additional common shares other than those specifically excluded under the Series A Share Subscription Agreement at a price per share less than the then prevailing Series A Shares’ respective conversion price (“Additional Common Shares”), the Series A Shares’ respective conversion price shall be reduced, concurrently with such common share issuance, to a price (calculated to the nearest cent) equal to the price per share at which such Additional Common Shares are issued (the “Series A Dilution Adjustment”). Common shares specifically excluded from this provision include common shares issued or issuable upon conversion of Series A Shares, up to 15,274,168 common shares which are issuable or issued under the Company’s equity incentive plan, common shares issued in an underwritten public offering, common shares issued in a bona fide acquisition or merger transaction, and common shares issued to third party providers in exchange for services rendered to the Company. The impact of such potential adjustment to the conversion price is contingent upon the issuance of Additional Common Shares at an issuance price less than the conversion price of Series A Shares. No issuance of Additional Common Shares was made during the years ended December 31, 2004 and 2005 which caused the conversion price of Series A Shares to be reduced under this adjustment provision.
       The Company has determined that at the date of issuance of the Series A Shares there was no embedded beneficial conversion feature attributable to the Series A Shares, since the initial conversion price of the Series A Shares is equal to the Series A issue price, which was negotiated and agreed between the Company and a group of third party investors on an arm’s length basis and, which was determined by management to approximate the fair value of the Company’s common shares at the commitment date since there was no existence of a public or active market of the Company’s common shares, nor were there any cash transactions involving the Company’s common shares that occurred prior to this date. In addition, under the provisions of EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instrument”, the Company has determined that the contingent beneficial conversion feature relating to the conversion ratio adjustment in respect of the Series A Performance Multiplier will be recognized only when the Performance Multiplier is determined and the contingency is resolved and with respect of the Series A Dilution Adjustment, upon the issuance of Additional Common Shares.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       Based on the Group’s audited US GAAP consolidated net income for the period from July 1, 2004 to June 30, 2005, the Company has calculated the Series A Performance Multiplier to be 1.196365 which resulted in a conversion ratio of 1.000000 to 1.196365 for Series A Shares. Accordingly, on a fully-converted basis, the Series A Shares will be converted to 49,818,647 common shares under the conversion terms of the Series A Shares. The intrinsic value of the contingent beneficial conversion feature of the Series A Shares of RMB 24,378 was recognized as an addition to paid-in capital with a corresponding charge to net income available to common shareholders on June 30, 2005, the date the contingency period ended and the contingency was resolved. The intrinsic value was measured as the difference between the respective commitment-date fair value of the underlying common shares of the Company issuable upon conversion and the gross proceeds received for or allocated to the Series A Shares.
       In January 2006, the Company entered into an agreement with the Series A shareholders whereby each of the Series A shareholders agreed to waive any and all rights with respect to the liquidation preference in the event of the Deemed Liquidation Event (as such term is described below). In addition, in January 2006, the Company reached an agreement with the Series A shareholders, to exclude certain expense items, for the purpose of the calculation of the Series A conversion ratio, from the audited US GAAP consolidated net income for the period from July 1, 2004, to June 20, 2005. The effect of excluding such expense items reduced the conversion ratio of the Series A shares to 1.00000 to 1.05767 of the Company’s common shares, and accordingly, resulted in a lower intrinsic value of the beneficial conversion feature of the Series A Shares. The impact of the adjustment on the Series A conversion ratio will be recorded as an adjustment to net income (loss) available to common shareholders in the accounting period when such agreement is executed (that is, in the calendar year ending December 31, 2006). All Series A shareholders will convert the preferred shares into common shares prior to the consummation of the Focus Media business combination and become selling shareholders.
Voting rights
       Each Series A Share has voting rights equivalent to the number of common shares into which it is convertible.
Registration rights
       Holders of Series A Shares have registration rights similar to the common shareholders. These registration rights include demand registration, Form F-3 registration and piggyback registration. Such rights allow the holders of at least 50% of shares having registration rights then outstanding to demand the Company at any time after six months following the closing of a Qualified Public Offering to file a registration statement covering the offer and sales of their securities, subject to certain restrictions and conditions. The Company will pay all expenses relating to any demand, Form F-3 or piggyback registrations, except broker’s commission, underwriting discounts, selling commissions and stock transfer taxes.
Dividends
       Holders of Series A Shares shall be entitled to receive dividends out of any funds legally available for this purpose, when and if declared by the Board of Directors of the Company, at the rate or in the amount as the Board of Directors considers appropriate prior to any dividend payments to common shares.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
Liquidation preference
       In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any Deemed Liquidation Event, the holders of Series A Shares shall receive an amount per share equal to the Series A Preference Amount, as adjusted for any share splits, share dividends and recapitalization. A Deemed Liquidation Event is defined in the Company’s Articles of Association as (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that results in the transfer of more than fifty percent of the outstanding voting power of the Company such that its existing shareholders do not retain a majority of the voting power in the surviving entity; or (b) a sale of all or substantially all of the assets of the Company; provided, however, that a Deemed Liquidation Event shall not include any reorganization for tax purposes or for purposes of reincorporating in a different jurisdiction.
(b) Issuance of Series B redeemable convertible preferred shares
       On July 29, 2005, the Company issued 21,820,243 Series B redeemable convertible preferred shares (“Series B Shares”) to a group of investors at US$0.687435 per share (the “Series B issue price”) for total cash consideration of US$15,000 (RMB 121,620). The holders of Series B Shares have the right to require the Company to redeem the shares at any time after the fifth anniversary of the date of issuance at the option of a majority of the holders of the Series B Shares then outstanding. In the event of a redemption under this right, the Company shall redeem all of the outstanding Series B Shares at a redemption price equal to 100% of the Series B issue price, plus an additional amount equal to 15% of the Series B issue price, compounded annually from the date of issuance to the date of redemption, plus all declared but unpaid dividends (the “Series B Preference Amount”). The accretion to the redemption value is reflected as a reduction to net income to arrive at net income available to common shareholders in the accompanying consolidated statements of operations and amounted to RMB 7,747 for the year ended December 31, 2005. Total direct external incremental costs of issuing the security of RMB 839 were charged against the proceeds of the Series B Shares.
       The significant terms of the Series B Shares are as follows:
Conversion
       The holders of Series B Shares have the right to convert all or any portion of their holdings into common shares of the Company at any time after the date of issuance of such preferred shares. In addition, each Series B Share is automatically convertible into one common share at any time after the date of issuance of such preferred shares, subject to the conversion ratio adjustment as described below, upon the consummation of a Qualified Public Offering. A Qualified Public Offering refers to the closing of an underwritten public offering of the common shares of the Company on a reputable international stock exchange approved by the Company’s Board of Directors at a public offering price of at least two times the Series B issue price and with aggregate gross proceeds to the Company (before payment of underwriters’ discounts, commissions and offering expenses) in excess of US$50,000.
       Each Series B Share is convertible into one common share, where the conversion price is equal to the Series B issue price, except in the event that the initial conversion ratio for the Series A Shares is adjusted for the Series A Performance Multiplier as described in note 12(a), the conversion price for Series B Shares shall immediately be adjusted by multiplying the Series B conversion price

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
then in effect by a fraction, the numerator of which shall be 152,741,679, and the denominator of which shall be the sum of (i) the number of outstanding common shares, and (ii) the number of outstanding Series A Shares multiplied by the Series A Performance Multiplier (the “Series B Performance Multiplier”).
       The conversion price of Series B Shares is subject to adjustment for dilution, including but not limited to share splits, share dividends and recapitalization. In addition, in the event that the Company issues additional common shares other than those specifically excluded under the Series B Share Subscription Agreement at a price per share less than the then prevailing Series B Shares’ respective conversion price (“Additional Series B Common Shares”), the Series B Shares’ respective conversion price shall be reduced, concurrently with such common share issuance, to a price (calculated to the nearest cent) equal to the price per share at which such Additional Series B Common Shares are issued (“Series B Dilution Adjustment”). The impact of the Series B Dilution Adjustment to the conversion price is contingent upon the issuance of Additional Series B Common Shares at an issuance price less than the conversion price of Series B Shares. No issuance of Additional Series B Common Shares was made during the year ended December 31, 2005 which caused the conversion price of Series B Shares to be reduced under this adjustment provision.
       As a result of the initial conversion ratio for the Series A Shares being adjusted for the Series A Performance Multiplier described in note 12(a), the Company has calculated the Series B Performance Multiplier to be 0.949186 which resulted in a conversion ratio of 1.000000 to 1.053535 for Series B Shares. Accordingly, on a fully-converted basis, the Series B Shares will be converted into 22,988,390 common shares under the conversion terms of the Series B Shares. The intrinsic value of the contingent beneficial conversion feature of the Series B Shares of RMB 6,508 was recognized as an addition to paid-in capital with a corresponding charge to net income available to common shareholders on July 29, 2005, the date of the issuance of the Series B Shares. The intrinsic value was measured as the difference between the respective commitment-date fair value of the underlying common shares of the Company issuable upon conversion and the gross proceeds received for or allocated to the Series B Shares.
       In January 2006, the Company entered into an agreement with the Series B shareholders whereby each of the Series B shareholders agreed to waive any and all rights with respect to the liquidation preference in the event of the Deemed Liquidation Event (as such term is described below). In addition, as discussed in note 12 (a), in January 2006, the Company reached an agreement with the Series A shareholders, to exclude certain expense items, for the purpose of the calculation of the Series A conversion ratio, from the audited US GAAP consolidated net income for the period from July 1, 2004, to June 20, 2005. The effect of excluding such expense items reduced the conversion ratio of the Series B shares to 1.00000 to 1.01572 of the Company’s common shares, and accordingly, resulted in a lower intrinsic value of the beneficial conversion feature of the Series B Shares. The impact of the adjustment on the Series B conversion ratio will be recorded as an adjustment to net income (loss) available to common shareholders in the accounting period when such agreement is executed (that is, in the calendar year ending December 31, 2006). All Series B shareholders will convert the preferred shares into common shares prior to the consummation of the Focus Media business combination and become selling shareholders.
Voting rights
       Each Series B Share has voting rights equivalent to the number of common shares into which it is convertible.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
Registration rights
       Holders of Series B Shares have registration rights similar to the holders of Series A Shares and the common shareholders. These registration rights include demand registration, Form F-3 registration and piggyback registration. Such rights allow the holders of at least 50% of shares having registration rights then outstanding to demand the Company at any time after six months following the closing of a Qualified Public Offering to file a registration statement covering the offer and sales of their securities, subject to certain restrictions and conditions. The Company will pay all expenses relating to any demand, Form F-3 or piggy back registrations, except broker’s commission, underwriting discounts, selling commissions and stock transfer taxes.
Dividends
       Holders of Series B Shares shall be entitled to receive dividends out of any funds legally available for this purpose, when and if declared by the Board of Directors of the Company, at the rate or in the amount as the Board of Directors considers appropriate, prior to any dividend payments to common shares.
Liquidation preference
       In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any Deemed Liquidation Event, the holders of Series B Shares shall receive an amount per share equal to the Series B Preference Amount, as adjusted for any share splits, share dividends and recapitalization. A Deemed Liquidation Event is defined in the Company’s Articles of Association as (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that results in the transfer of more than fifty percent of the outstanding voting power of the Company such that its existing shareholders do not retain a majority of the voting power in the surviving entity; or (b) a sale of all or substantially all of the assets of the Company; provided, however, that a Deemed Liquidation Event shall not include any reorganization for tax purposes or for purposes of reincorporating in a different jurisdiction.
(13)     Common Shares
       The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 210,000,000 shares with a par value of US$0.0001 per share. In August 2004, the Company issued 111,100,000 common shares at par value in connection with the Reorganization as discussed in note 1. During the years ended December 31, 2004 and 2005, no additional common shares were issued by the Company.
(14)     Concentration of Risks
       Credit and concentration risks The carrying amounts of cash and cash equivalents, time deposits, accounts receivable, amounts due from related parties and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2004 and 2005, substantially all of the Group’s cash and cash equivalents were held in major financial institutions located in the PRC and the Hong Kong Special Administrative Region, which management believes have high credit ratings. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues generated in the PRC. The Group performs

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.
       All of the Group’s customers are located in the PRC. The following are the customers that directly or indirectly contributed, on an individual basis, 10% or more of revenue for the year ended December 31, 2004 or for the year ended December 31, 2005:

	2004		2005

	RMB	%	RMB	%
SAIC-Volkswagen Sales Co., Ltd.	19,978	25%	30,006	11%
Shanghai Xintong Media & Cultural Development Co., Ltd.	9,567	12%	19,767	7%
Red Bull Vitamin Drink Co., Ltd.	9,946	12%	14,187	5%
       As of December 31, 2004 and 2005, approximately 56% and 15% of the Group’s gross accounts receivable were due from the above customers.
       The accounts receivable due from major customers, as of December 31, 2004 and 2005, were as follows:

	2004	2005

	RMB	RMB
Red Bull Vitamin Drink Co., Ltd.	9,946	15,926
Shanghai Xintong Media & Cultural Development Co., Ltd.	8,567	2,946
SAIC-Volkswagen Sales Co., Ltd.	7,276	—

	25,789	18,872

       As of January 31, 2006, the Group received subsequent collections of approximately RMB 4,000 from the above customers with respect to outstanding accounts receivable as of December 31, 2005. The Group expects to collect all the remaining outstanding balances from these customers in accordance with the contract terms.
       The Group does not have concentrations of available sources of labor, services, franchises, or other rights that could, if suddenly eliminated, severely impact its operations.
       Business and economic risks The Group operates in a dynamic industry with limited operating history and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and new trends in new technologies and industry standards; competition from other competitors; changes in certain strategic relationships or customer relationships; regulatory or other factors; the ability to obtain necessary financial and other resources at commercially viable terms; dependence on revenues generated from operations in the cities of Shanghai, Beijing, Guangzhou and Shenzhen; the ability to attract and retain employees necessary to support the Group’s growth and general risks associated with the advertising industry.
       The Group conducts its principal operations in the PRC and, accordingly, is subject to special considerations and significant risks not typically associated with companies operating in the United States and Western Europe. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, government agencies’ influence over certain aspects of the Group’s operations and competition in the advertising industry.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       The Group is currently targeting the PRC market. The Chinese government regulates the provision of advertising services through strict business licensing requirements and other governmental regulations. These regulations include limiting foreign ownership in Chinese companies providing advertising services. Management, after consultation and advice from PRC legal counsel, is of the opinion that the Company’s business structure and contractual agreements with STM comply with existing PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of current PRC laws and regulations and any change in such laws and regulations that renders these business structure and contractual agreements to be non-compliant could have an adverse effect on the Group’s business, financial position and result of operations.
       In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation, and changes in State policies and regulations affecting the advertising industry may have a negative impact on the Group’s operating results and financial position.
       Currency risk Substantially all of the revenue generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
       On July 21, 2005, the People’s Bank of China announced that the PRC government reformed the exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of United States dollars against RMB was adjusted to RMB 8.11 per United States dollar with effect from July 21, 2005. This reform did not have a material impact on the Group’s financial position or results of operations.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)

(15)	Related Party Transactions
       The principal related party transactions during the years ended December 31, 2004 and 2005 were as follows:

	Note	2004	2005

		RMB	RMB
Provision of advertising services	(a)	1,511	—

Collection of advertising revenues on behalf of STM	(b)	4,173	2,349

Payments made by a related party on STM’s behalf	(b)	1,073	5,399

Loan from a shareholder	(c)	31,655	30,000

Repayment of shareholder loan	(c)	21,655	10,000

Interest expense	(c)	348	79

Lease of office premises	(d)	540	810

       Amounts due from and due to related parties as of December 31, 2004 and 2005 were as follows:

	Note	2004	2005

		RMB	RMB
Due from related parties:
Huashan Dian Yang Hospital Service Co., Ltd. (“HS DY”)	(a)	1,511	—
Dian Yang	(b)	3,100	50
The Company’s Chief Executive Officer (“CEO”)	(d)	—	66

		4,611	116

Due to related parties:
Shanghai Investment Information Co., Ltd. (“SII”)	(c)	10,000	30,000
The Company’s CEO	(d)	33	—

		10,033	30,000

Notes:

(a)	During 2004, the Group provided advertising services to HS DY, a company in which the Company’s CEO has an equity interest. As of December 31, 2004, the balance due from HS DY was RMB 1,511, which was collected in full in August 2005. The Company has not provided any advertising services to HS DY since then.

(b)	Dian Yang, an entity controlled by the Company’s CEO and also a 9% shareholder of STM, makes lease payments and collects advertising revenues on STM’s behalf until certain unassignable contracts expire. The unassignable contracts associated with advertising contracts have expired at the end of 2005, and the unassignable contracts associated with display placements will expire by the end of 2008, except for three contracts which will expire in 2009, 2010 and 2011 respectively. The balance as of December 31, 2004 and December 31, 2005, represented the amount of revenue collected by Dian Yang on behalf of STM, less payments made by STM on behalf of Dian Yang. The balance is interest free and is settled continuously and periodically.

(c)	SII is a shareholder of the Company and of STM. SII provided a short-term loan of RMB 30,000 to STM in 2004, of which RMB 20,000 was repaid in November 2004 and RMB 10,000 was repaid in January 2005. The balance bore interest at a monthly rate of 0.39825%. The interest expense incurred by STM on this loan was RMB 348 for the year ended December 31, 2004 and RMB 40 for the year ended December 31, 2005.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)

In August 2004, SII International Holding Limited, a company wholly-owned by SII, provided a short-term loan of US$200 (equivalent to RMB 1,655) to the Company at a monthly interest rate of 0.02%. The loan was repaid in full in September 2004.

In December 2005, SII provided a short-term loan of RMB 30,000 to STM. The loan bears interest at a monthly rate of 0.3915%. The interest expense incurred by STM on this loan was RMB 39 for the year ended December 31, 2005. This loan is due for full repayment in June 2006.

(d)	The Group leased office premises from the Company’s CEO. Rental expense of RMB 540 and RMB 810, which was determined with reference to market price, was charged for the years ended December 31, 2004 and 2005, respectively. The lease agreement with the Company’s CEO will expire in 2006. As of December 31, 2005, the amount due from the CEO of RMB 66 related to miscellaneous expense paid by STM on behalf of the CEO.

INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
(in U.S. dollars)
Introduction to Unaudited Pro Forma Condensed Consolidated Financial Information
       The following unaudited pro forma condensed consolidated financial information is derived from the historical financial statements of Focus Media Holding Limited, appearing elsewhere in this prospectus, after giving effects to the pro forma adjustments described in the notes thereto. Financial information with respect to the acquisitions are derived from the historical financial statements of Capital Beyond Limited, Infoachieve Limited and Target Media Holdings Limited (“Target Media”) appearing elsewhere in this prospectus.
       The preparation of the unaudited pro forma condensed consolidated statements of operations appearing below is based on financial statements prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). These principles require the use of estimates that affect the reported amounts of revenues and expenses. Actual results could differ from those estimates. The objective of the unaudited pro forma condensed consolidated statements of operations is to provide information on the impact of the acquisitions of Capital Beyond Limited, Infoachieve Limited and Target Media (the “Acquired Businesses”). These Acquired Businesses permitted Focus Media Holding Limited to expand its network including the growth and further segmentation of its commercial location and in-store networks, and the addition of its poster frame advertising network.
       The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2005 presents adjustments as if the acquisitions of Acquired Businesses had been consummated on January 1, 2005. The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2006 presents adjustments as if the acquisitions of Target Media had been consummated on January 1, 2005.
       The following unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the historical consolidated financial statements, unaudited pro forma condensed consolidated statements of operations and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
       The unaudited pro forma condensed consolidated financial information presented in this prospectus includes all the adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the operating results in the historical periods. However, because such adjustments are based on estimates such as the estimated amortization period for the acquired intangible assets for Framedia and Target Media, it is not intended to show how the consolidated companies would have actually performed if the events described above had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period. In addition, the financial information of Target Media for the two month period ended February 28, 2006 has not been audited or reviewed by an independent registered public accounting firm but is derived from management accounts. Accordingly, the financial information of Target Media for that period, including the statement of operations relating to Target Media, that has been used to calculate the pro forma financial information as of and for the three month period ended March 31, 2006 may differ significantly from any actual consolidated statement of operations financial information had it been audited or reviewed by an independent registered public accounting firm. See “Risk Factors — The unaudited pro forma condensed consolidated financial information included in this prospectus contains financial information that has not been audited or reviewed by an independent certified public accounting firm, and that is derived in part by estimates, and accordingly the pro forma financial information may differ significantly from the actual consolidated financial information”.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(In U.S. Dollars, except share data)

			Infoachieve	Target Media
	Focus Media	Capital Beyond	Limited for	Limited for
	Holding Limited	Limited for the	the year	the year
	for the year ended	three months	ended	ended
	December 31,	ended March	December 31,	December	Pro forma
	2005	31, 2005	2005	31, 2005	Adjustments	Note	Pro Forma

				(a)
Net Revenues:
— Commercial locations	$61,434,760	$—	$—	$33,693,000	$—		$95,127,760
— In-store network	5,468,919	—	—	—	—		5,468,919
— Poster Frame Network	—	—	11,828,519	—	—		11,828,519

Advertising Service Revenue	66,903,679	—	11,828,519	33,693,000	—		112,425,198
Advertising Equipment Revenue	1,325,234	—	—	—	—		1,325,234

Total net revenues	68,228,913	—	11,828,519	33,693,000	—		113,750,432
Cost of Revenues:
— Commercial locations	17,943,318	122,038	—	16,321,000	(55,934)	(4)	34,330,422
— In-store network	7,422,641	—	—	—	—		7,422,641
— Poster Frame Network	—	—	7,233,043	—	—		7,233,043

Advertising Service Cost	25,365,959	122,038	7,233,043	16,321,000	(55,934)		48,986,106
Advertising Equipment Cost	975,747	—	—	—	—	—	975,747

Total cost of revenues	26,341,706	122,038	7,233,043	16,321,000	(55,934)		49,961,853
Gross profit (loss)	41,887,207	(122,038)	4,595,476	17,372,000	55,934		63,788,579
Operating expenses:
General and administrative	9,119,846	607	5,428,018	1,945,000	(307,672)	(4)	16,185,799
Selling and marketing	9,543,748	—	3,363,704	8,584,000	(88,468)	(4)	21,402,984
Amortization of acquired intangibles	437,837	—	—	—	4,201,715	(1)	4,639,552

Total operating expenses	19,101,431	607	8,791,722	10,529,000	3,805,575		42,228,335
Income (loss) from operations	22,785,776	(122,645)	(4,196,246)	6,843,000	(3,749,641)		21,560,244
Interest income/(expenses)	1,761,909	48	(170,557)	68,000	—		1,659,400
Other income (expenses), net	(161,148)	(29)	(3,857)	(94,000)	—		(259,034)

Income (loss) before income taxes and minority interests	24,386,537	(122,626)	(4,370,660)	6,817,000	(3,749,641)		22,960,610
Income taxes:
Current	715,117	—	1,941	—	—		717,058
Deferred	(20,664)	—	—	—	—		(20,664)

Total income taxes	694,453	—	1,941	—	—	(6)	696,394

Net income (loss) after income taxes before minority interests	23,692,084	(122,626)	(4,372,601)	6,817,000	(3,749,641)		22,264,216
Minority interests	144,433	—	—	(22,000)	—		122,433

Net income (loss)	23,547,651	(122,626)	(4,372,601)	6,839,000	(3,749,641)		22,141,783

							—
Deemed dividend on ordinary shares	—	—	(15,187,200)	—	—		(15,187,200)
Deemed dividend on Series A-1 convertible redeemable preference shares — Redesignation	—	—	(1,136,700)	—	1,136,700	(3)	—
Deemed dividend on Series A-1 convertible redeemable preference shares — Accretion of redemption premium	—	—	(378,985)	—	378,985	(3)	—
Deemed dividend on Series A-2 convertible redeemable preference shares — Redesignation	—	—	(623,700)	—	623,700	(3)	—
Deemed dividend on Series A-2 convertible redeemable preference shares — Accretion of redemption premium	—	—	(207,820)	—	207,820	(3)	—
Accretion to Series A redeemable convertible preferred shares redemption value	—	—	—	(3,288,000)	3,288,000	(3)	—
Accretion to Series B redeemable convertible preferred shares redemption value	—	—	—	(960,000)	960,000	(3)	—
Beneficial conversion of Series A redeemable convertible preferred shares	—	—	—	(3,021,000)	—		(3,021,000)
Beneficial conversion of Series B redeemable convertible preferred shares	—	—	—	(806,000)	—		(806,000)

Net income (loss) attributable to holders of ordinary shares	$23,547,651	$(122,626)	$(21,907,006)	$(1,236,000)	$2,845,564		$3,127,583

Income per share — basic	$0.09						$0.01

Shares used in calculating basic income per share	252,128,545					(5)	351,285,548

Income per share — diluted	$0.06						$0.01

Shares used in calculating diluted income per share	365,938,094					(5)	465,095,097

Note(a) The translations of amounts from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2005, are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB8.0702, on December 31, 2005, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2005, or at any other rate.
The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(In U.S. Dollars, except share data)

	Focus Media Holding	Target Media Limited
	Limited for the three	for the two months
	months ended	ended February 28,	Pro forma
	March 31,2006	2006	Adjustments	Note	Pro Forma

		(b)
Net Revenues:
— Commercial locations	$21,472,376	$3,068,289	$—		$24,540,665
— In-store network	5,293,091	—	—		5,293,091
— Poster Frame Network	6,067,314	—	—		6,067,314

Advertising Service Revenue	32,832,781	3,068,289	—		35,901,070
Advertising Equipment Revenue	304,066	—	—		304,066

Total net revenues	33,136,847	3,068,289	—		36,205,136
Cost of Revenues:
— Commercial locations	8,035,150	3,792,503	—		11,827,653
— In-store network	3,973,244	—	—		3,973,244
— Poster Frame Network	2,397,268	—	—		2,397,268

Advertising Service Cost	14,405,662	3,792,503	—		18,198,165
Advertising Equipment Cost	231,814	—	—		231,814

Total cost of revenues	14,637,476	3,792,503	—		18,429,979
Gross profit (loss)	18,499,371	(724,214)	—		17,775,157
Operating expenses:
General and administrative	4,395,342	2,541,194	—		6,936,536
Selling and marketing	4,057,199	3,114,507	—		7,171,706
Amortization of acquired intangibles	999,178	—	205,350	(2)	1,204,528

Total operating expenses	9,451,719	5,655,701	205,350		15,312,770
Income (loss) from operations	9,047,652	(6,379,915)	(205,350)		2,462,387
Interest income/(expenses)	915,952	(23,177)	—		892,775
Other income (expenses), net	46,149	(1,755,019)	—		(1,708,870)

Income (loss) before income taxes and minority interests	10,009,753	(8,158,111)	(205,350)		1,646,292
Income taxes:
Current	65,076	(59,402)	—		5,674
Deferred	551,714	—	—		551,714

Total income taxes	616,790	(59,402)	—	(6)	557,388

Net income (loss) after income taxes before minority interests	9,392,963	(8,098,709)	(205,350)		1,088,904
Minority interests	(39,806)	(30,588)	—		(70,394)

Net income (loss) attributable to holders of ordinary shares	$9,432,769	$(8,068,121)	$(205,350)		$1,159,298

Income per share — basic	$0.02				$0.00

Shares used in calculating basic income per share	438,232,094			(5)	488,709,872

Income per share — diluted	$0.02				$0.00

Shares used in calculating diluted income per share	465,895,318			(5)	516,373,096

Note(b) Translations of amounts from Renminbi (“RMB”) into United States dollars (“US$”) are solely for the convenience of the reader and were calculated at the rate of US$1.00=RMB8.0415, on February 28, 2006, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2006, or at any other date.
The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION
       The following pro forma adjustment has been made to the unaudited pro forma condensed consolidated financial information.
       (1) Reflects amortization for the acquired intangible assets recorded as a result of our acquisitions of Capital Beyond Limited in March 2005, Infoachieve Limited in January 2006 and Target Media in February 2006 to reflect amortization for the year ended December 31, 2005.
       The aggregate purchase price of $94.3 million of Infoachieve Limited is comprised of the following:

(in thousands
of U.S. dollars)

Cash consideration	$39,600
Other acquisition costs	311
Fair Value of ordinary shares issued	54,418

$94,329

       The fair value of the ordinary shares issued for purchase price allocation purposes was estimated using the closing market price for a reasonable period before and after the date of the announcement of the acquisition.
       Preliminary purchase price allocation:

	(in thousands	Amortization
	of U.S. dollars)	period

Net tangible liabilities acquired	5,684
Acquired intangible assets	12,455	7 years
Goodwill	87,558

Total	$94,329

       The preliminary purchase price allocation and preliminary intangible asset valuations for each of the acquisitions described above were based on a valuation report provided by a third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of shares approach. We have incorporated certain assumptions which include projected cash flows and replacement costs.
       The amortization expense for Infoachieve Limited and Target Media of $2,879,074 and $1,211,073, respectively, for the year ended December 31, 2005 have been estimated based on a valuation report provided by a third-party valuation firm.
       (2) Reflects amortization for the intangible assets recorded as a result of our acquisition of Target Media which occurred on February 28, 2006 to reflect amortization from January 1, 2006 to February 28, 2006.
The aggregate purchase price of $327.1 million of Target Media is comprised of the following:

(in thousands
of U.S. dollars)

Cash consideration	$94,000
Other acquisition costs	2,058
Fair Value of ordinary shares issued	231,000

$327,058

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION — (Continued)
       The cash portion of the purchase price will be paid in three installments. The first installment of $45 million was paid at closing. The second installment is to be paid on April 28, 2006. The final installment of $24 million is to be paid on July 31, 2006. The fair value of the ordinary shares issued for purchase price allocation purposes was estimated using the closing market price for a reasonable period before and after the date of the announcement of the acquisition.

	(in thousands	Amortization
	of U.S. dollars)	period

Net tangible assets acquired	24,823
Acquired intangible assets	10,827	7 years
Goodwill	291,408

Total	$327,058

       The preliminary purchase price allocation and preliminary intangible asset valuations for each of the acquisitions described above were based on a valuation report provided by a third party valuation firm. The valuation report utilizes and considers generally accepted valuation methodologies such as the income, market, cost and actual transaction of Group shares approach. The Group has incorporated certain assumptions which include projected cash flows and replacement costs.
       The amortization expense for Target Media of $205,350, for the period ended March 31, 2006 have been estimated based on a valuation report provided by a third party valuation firm.
       (3) Assumes the conversion upon completion of the acquisitions of all convertible redeemable convertible preference shares of Infoachieve Limited and Target Media. Accordingly, the deemed dividends and redemption value accretion relating to these shares have been reversed.
       (4) Reflects the adjustment relating to the conformity in accounting policy of Target Media for employee stock options from FAS 123(R) to APB 25 which is the accounting policy adopted by Focus Media Holding Limited.
       (5) The following table sets forth the shares used in computing pro forma per share amounts for the periods indicated:

	December 31,	March 31,
	2005	2006

Shares used in calculating basic income per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing basic income per share for Focus Media Holding Limited	252,128,545	438,232,094
Issuance of ordinary shares for the acquisition of Infoachieve Limited	22,157,003	—
Issuance of ordinary shares for the acquisition of Target Media	77,000,000	50,477,778

	351,285,548	488,709,872

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION — (Continued)

	December 31,	March 31,
	2005	2006

Shares used in calculating diluted income per share on a pro forma basis:
Weighted average ordinary shares outstanding used in computing diluted income per share for Focus Media Holding Limited	365,938,094	465,895,318
Issuance of ordinary shares for the acquisition of Infoachieve Limited	22,157,003	—
Issuance of ordinary shares for the acquisition of Target Media	77,000,000	50,477,778

	465,095,097	516,373,096

       (6) There have been no pro forma tax adjustments recorded because none of the pro forma adjustments discussed above has any tax impact.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Focus Media Holding Limited

6,700,000
American Depositary Shares
Representing
67,000,000 Ordinary Shares

Credit Suisse
Goldman Sachs (Asia) L.L.C.
Representatives of the Underwriters

Merrill Lynch & Co.
Citigroup

Lehman Brothers
Piper Jaffray